Form 20-F
period 2003-02-28
CONCORDIA BUS AB PUBL
filed 2003-06-27
CIK 1114875

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

/ /	Registration statement pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934
or
/X/	Annual report pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934 for the fiscal year ended February 28, 2003
or
/ /	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 333-11948

CONCORDIA BUS AB (publ)
(Exact name of Registrant as specified in its charter)

Sweden
(Jurisdiction of incorporation or organization)

Solna Strandväg 78, 17154 Solna, Sweden
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

EURO160,000,000 11% Senior Subordinated Notes due February 2010

(Title of Class)

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: /X/                                      No:  / /

        Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 /X/                                      Item 18 / /

TABLE OF CONTENTS

PART I	.		1
Item 1.	Identity of Directors, Senior Management and Advisors		1
Item 2.	Offer Statistics and Expected Timetable		1
Item 3.	Key Information		1
	A.	Selected Financial Data	1
	B.	Capitalization and Indebtedness	4
	C.	Reasons for the Offer and Use of Proceeds	4
	D.	Risk Factors	4
Item 4.	Information on the Company		8
	A.	History and Development of the Company	8
	B.	Business Overview	10
	C.	Organizational Structure	23
	D.	Property, Plant and Equipment	23
Item 5.	Operating and Financial Review and Prospects		24
	A.	Operating Results	24
	B.	Liquidity and Capital Resources	34
	C.	Research and Development, Patents, Licenses, etc	38
	D.	Trend Information	38
Item 6.	Directors, Senior Management and Employees		39
	A.	Directors and Senior Management	39
	B.	Compensation	42
	C.	Board Practices	42
	D.	Employees	42
	E.	Share Ownership	43
Item 7.	Major Shareholders and Related Party Transactions		43
	A.	Major Shareholders	43
	B.	Related Party Transactions	43
	C.	Interests of Experts and Counsel	44
Item 8.	Financial Information		44
	A.	Consolidated Statements and Other Financial Information	44
	B.	Significant Changes	44
Item 9.	The Offer and Listing		44
	A.4.	Market Price Information	45
	C.	Markets	45
Item 10.	Additional Information		45
	A.	Share Capital	45
	B.	Memorandum and Articles of Association	45
	C.	Material Contracts	46
	D.	Exchange Controls	52
	E.	Taxation	52
	F.	Dividends and Paying Agents	56
	G.	Statements by Experts	56
	H.	Documents on Display	56
	I.	Subsidiary Information	56
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		56
Item 12.	Description of Securities Other than Equity Securities		57
PART II	..		58
Item 13.	Defaults, Dividend Arrearages and Delinquencies		58
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		58
Item 15.	Controls and Procedures		58
Item 16.	[Reserved]		58
PART III	..		F-1
Item 17.	Financial Statements		F-1
Item 18.	Financial Statements		F-49
Item 19.	Exhibits		II-1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events on performance, and underlying assumptions and other statements, which are other than statements of historical facts.

        Concordia Bus AB (publ) ("Concordia") desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intends," "estimate," "forecast," "project" and similar expressions identify forward-looking statements.

        The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

        Except to the extent required by law, neither Concordia, nor any of its respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        Concordia Bus AB (publ) is organized under the laws of Sweden. Most of our directors, executive officers and our subsidiaries and the independent auditors named in this annual report are non-residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us, our directors and executive officers, our subsidiaries or the independent auditors named in this annual report or to enforce against any of them judgements of U.S. courts predicated upon civil liabilities under U.S. federal securities laws. Although we agree under the terms of the indenture relating to the senior subordinated notes to accept service of process in the United States by an agent designated for this purpose, it may not be possible for investors to (i) effect service of process within the United States upon our officers and directors and the independent auditors and to (ii) realize in the United States upon judgements against our officers, directors and independent auditors obtained in U.S. courts predicated upon their civil liabilities, including any judgements predicated upon U.S. federal securities laws to the extent that a judgment exceeds their U.S. assets. There is also doubt as to the enforceability in Sweden, in original actions or in actions for enforcement, of judgments of U.S. courts predicted upon the civil liability provisions of the federal securities laws of the United States.

        We appointed CT Corporation System as our authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the senior subordinated notes that may be instituted in any U.S. federal or state court in the Borough of Manhattan, The City of New York or brought under U.S. federal or state securities laws. CT Corporation System is authorized as our agent to submit to the jurisdiction of any of these courts in any suit or proceeding arising out of or relating to the senior subordinated notes.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

        Unless otherwise indicated, references in this annual report to "SEK" or "Swedish Kronor" are to the lawful currency of Sweden; references in this annual report to "NOK" or "Norwegian Kroner" are to the lawful currency of Norway; references to "euros" or "EURO" are to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; references to "dollars" or "$" are to the lawful currency of the United States of America (the "U.S."); and references to "£" are to the lawful currency of the United Kingdom.

        Concordia's and Concordia Bus Nordic's financial statements are prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in some respects from accounting principles generally accepted in other countries. Any material differences between Swedish GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP") are discussed in note 33 to Concordia's consolidated financial statements contained elsewhere in this annual report.

        Unless otherwise stated in this annual report or unless the context otherwise requires, references to "Concordia," "we," "us" or "our" are to Concordia Bus AB and, as the context may require, its subsidiaries; for the periods prior to February 28, 2001 references to "Swebus" are references to what has now become Concordia Bus Nordic AB following a vote by the shareholders, on February 16, 2001, of our ultimate parent company, Concordia Bus BV, to change Swebus' name. For the period after February 28, 2001 references to "Swebus" are to Swebus AB. See "Information on the Company—Organizational Structure"; references to "SBC" are to Ingenior M.O. Schøyens Bilcentraler A/S; references to "Schøyen Group" are to Schøyen Gruppen A/S; and references to "Bus Holdings" are to Bus Holdings S.a.r.l.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

        Concordia, which was incorporated on September 17, 1999, acquired 100% of the share capital of Concordia Bus Nordic AB ("Concordia Bus Nordic") on January 14, 2000. From its inception until its acquisition of Concordia Bus Nordic, Concordia was inactive and had insignificant net losses, assets, liabilities and shareholders' equity. As a result of this acquisition, the carrying value of Concordia Bus Nordic's net assets were increased to Concordia's purchase price and Concordia Bus Nordic's fiscal year-end was changed from April 30 to the last day of February. Accordingly, the following tables set forth selected historical consolidated financial and operating data for Concordia Bus Nordic as of and for the year ended April 30, 1999, and the 8.5 month period ended January 14, 2000 and for Concordia as of and for the 1.5 month period ended February 29, 2000 and the years ended February 28, 2001, 2002 and 2003. This information should be read in conjunction with the section "Item 5. Operating and Financial Review and Prospects" and the financial statements and the notes thereto of Concordia included elsewhere in this annual report.

        The summary historical consolidated financial data of Concordia as of and for the years ended February 28, 2001, 2002 and 2003 was derived from the audited consolidated financial statements of Concordia, which were audited by independent auditors whose reports thereon are included elsewhere in this annual report.

        The consolidated financial statements of both Concordia and Concordia Bus Nordic have been prepared in accordance with Swedish GAAP, which differ in various significant respects from U.S. GAAP. The significant differences between Swedish GAAP and U.S. GAAP are discussed in note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

Concordia Bus Nordic	Concordia
As of and for the year ended April 30,	As of and for the 8.5 months ended January 14,	As of and for the 1.5 months ended February 29,	As of and for the year ended February 28,	As of and for the year ended February 28,	As of and for the year ended February 28,
1999(1)	2000	2000	2001(2)(3)(8)	2002(8)	2003
SEK	SEK	SEK	SEK	SEK	SEK
(in millions, except share and per share amounts, ratios and operating data)
SWEDISH GAAP
Income Statement Data
Net revenue	3,115	2,209	426	3,576	4,226	4,758
Operating expenses	(2,640)	(1,918)	(395)	(3,299)	(3,999)	(4,522)
Gain on sale of fixed assets	30	9	2	65	20	(4)
Depreciation and amortization	(345)	(231)	(44)	(364)	(383)	(404)
Write-down of fixed assets	(26)	—	—	—	(11)	—
Strike compensation	25	—	—	—	—	—

Operating income (loss)	159	69	(11)	(22	)(7)	(147)	(172)
Financial income (expenses), net	(66)	(40)	(35)	(286)	(217)	(255)
Income tax benefit (expense)	(39)	1	12	83	78	83

Net income (loss)	54	30	(34)	(225)	(286)	(344)

Net income (loss) per share	338	188	(6,730)	(45,035)	(57,171)	(68,780)

Balance Sheet Data
Total fixed assets	2,555	3,459	3,572	2,965	2,720
Total current assets	582	602	855	979	783
Total shareholder's equity	711	615	723	422	78
Total provisions	355	337	299	236	171
Total noncurrent liabilities	1,177	2,381	2,504	2,480	2,318
Total current liabilities	894	728	901	806	936
Other Financial Data
Ratio of earnings to fixed charges(4)	2.3	x	1.7	x	0.1	x	—	x(4)	—	x(4)	—	x(4)
Total capital expenditures	358	525	59	336	43	216
Capital expenditures on buses	339	279	60	322	21	198
Cash flow from operations(5)	266	349	(63)	(72)	95	11
Cash flow from investing activities(5)	(255)	(494)	(1,371)	103	275	(136)
Cash flow from financing activities(5)	(6)	84	1,585	53	(194)	(95)
Number of shares	160,000	160,000	5,000	5,000	5,000	5,000
U.S. GAAP
Income Statement Data
Operating income (loss)	132	25	(5)	(69)	(108)	(111)
Net income (loss) before extraordinary items	52	(5)	(29)	(260)	(267)	(301)
Extraordinary items net of tax	—	—	—	—	(2)	—
Net income (loss)	52	(5)	(29)	(260)	(269)	(301)

Basic and diluted net income (loss) per share	325	(33)	(5,828)	(51,920)	(53,728)	(60,180)

Balance Sheet Data
Total fixed assets	2,914				3,459		3,505		3,086		2,882
Total current assets	583				602		827		979		783
Total shareholder's equity	1,057				577		664		399		86
Total noncurrent liabilities	1,546				2,756		2,779		2,876		2,644
Total current liabilities	894				728		889		790		935
Other Financial Data
Ratio of earnings to fixed charges(4)	2.3	x	0.9	x	0.2	x	—	x(4)	—	x(4)	—	x(4)
OPERATING DATA
Number of buses(6)	3,411		3,455		3,289		4,137		4,021		3,949
Average number of employees	5,397		5,044		5,206		6,696		6,924		7,484
Number of kilometers of service provided (in thousands)	219,021		148,439		186,134		223,876		251,959		269,198

(1)
In February and March 1999, Concordia Bus Nordic experienced a 13-day labor strike among its employees. This strike resulted in a business interruption, causing lost revenues of SEK 78 million. This was partly offset by a reduction in variable cost of SEK 45 million, resulting in a net loss of SEK 33 million. This net loss was further offset by compensation business interruption insurance paid by the Swedish Bus Employers Association (BUA) in the amount of SEK 25 million.

(2)
In March/April 2000, Concordia Finland experienced a 3-day strike among its employees. This strike resulted in losses of SEK 1.2 million.

(3)
Following the acquisition of SBC by Concordia, which was effective from February 1, 2001, the carrying value of the bus fleet used in the local public bus transportation business was increased by SEK 63 million to reflect its estimated fair value. The depreciation period was also extended prospectively from 8.33 years to 10 years. As a result of this acquisition, SBC's fiscal year-end was changed from December 31 to the last day of February. See the subheading "A. History and Development of the Company—The Acquisition of SBC" in "Item 4. Information on the Company."

(4)
Ratio of earnings to fixed charges is expressed as net income before taxation plus fixed charges (interest expenses, amortization of financing fees and the interest component of operating leases) divided by fixed charges. Earnings are inadequate to cover fixed charges by SEK 308 million under Swedish GAAP (see (8)) and by SEK 355 million under U.S. GAAP for the year ended February 28, 2001. For the year ended February 28, 2002 earnings were inadequate to cover fixed charges by SEK 442 million under Swedish GAAP (see (8)) and by SEK 410 million under U.S. GAAP. For the year ended February 28, 2003 earnings were inadequate to cover fixed charges by SEK 427 million under Swedish GAAP and by SEK 393 million under U.S. GAAP. See Exhibit 7 to this Form 20-F.

(5)
For additional information about cash flow data for the years ended February 28, 2001, 2002 and 2003, see the Consolidated Cash Flow Statements included in this Form 20-F.

(6)
Number of buses includes operating and surplus buses in Sweden, Norway, and Finland.

(7)
In early 2002, Concordia launched a plan to close its regional offices. As a result, termination costs for 80 employees are included as a provision which totaled SEK 17 million for the year ended February 28, 2002. These costs are included as a component of our operating loss; no portion of that provision was utilized as of February 28, 2002.

(8)
Certain amounts as of and for the years ended February 28, 2002 and 2001 have been restated to give retroactive effect of a change in accounting policy under Swedish GAAP. See Note 1 to the consolidated financial statements included elsewhere in this annual report on Form 20-F for a description of the change in accounting policy and the related effects. The change in accounting policy for Swedish GAAP had no impact on the results of operations or financial position of Concordia under U.S. GAAP.

        The table below sets forth, for the periods and dates indicated, information concerning the exchange rate for the Swedish Kronor against the U.S. dollar based upon the SEK Noon Buying Rate.

	Period End	Average(1)	High	Low
1997	7.9400	7.6842	8.0825	6.8749
1998	8.1030	7.9658	8.3350	7.5800
1999	8.5050	8.3006	8.6500	7.7060
2000	9.4440	9.1735	10.3600	8.3530
2001	10.4571	10.4328	11.0270	9.3250
2002	8.8570	9.7361	10.7243	8.8308
2003 (through June 23)	7.8351	8.3425	8.8080	7.6552
December 2002			9.0808	8.8308
January 2003			8.8080	8.5055
February 2003			8.5605	8.4305
March 2003			8.6830	8.3855
April 2003			8.6780	8.2025
May 2003			8.1151	7.7064

(1)
The average of the SEK Noon Buying Rate on the last day of each month during the applicable period.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Ability to Service Debt—To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, including the senior subordinated notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control. Revenues generated by the underlying businesses during the period March 1 2002- February 28, 2003 have not been sufficient to cover their costs.

        We cannot assure you that (1) our business will generate sufficient cash flow from operations, particularly if our bus fleet grows more rapidly than anticipated, with the associated increase in operating lease costs, (2) whether improved contract profitability will be achieved or anticipated cost savings, fleet management strategies and operating improvements will be realized on schedule or at all or (3) future borrowings will be available to us in an amount sufficient to enable us to make required payment on, and redemptions of, our debt, including the senior subordinated notes, or to fund our other liquidity needs.

        We may need to refinance all or a portion of our and our subsidiaries' debt, including debt under the senior facilities or the senior subordinated notes or both, on or before maturity. We may not be able to refinance any of such debt, including debt under the senior facilities and the senior subordinated notes, on commercially reasonable terms or at all, which could have a material adverse effect on our business.

If we or our Swedish, Norwegian or Finnish operating subsidiaries continue to incur substantial operating losses, we or they may be subject to liquidation under our respective national regimes.

        The respective companies acts and insolvency and reorganization laws of Sweden, Norway and Finland apply to Concordia and its operating subsidiaries. Under these regimes, if losses reduce the equity of these entities or any of their subsidiaries or of Concordia itself on a stand-alone rather than a consolidated basis to an amount less than 50% of its share capital, or (in Norway only) if the equity becomes inadequate compared to the risks and the size of its business, the directors of such entity would be obligated by law to convene a general shareholders meeting to resolve to liquidate such entity unless the directors were able to balance the amount of such equity and the registered share capital (in Sweden, within eight months of such meeting, and in Finland, within twelve months of such meeting) by (1) increasing the equity in an amount sufficient to achieve such balance and, in the Swedish and Norwegian schemes, to ensure that its equity becomes adequate compared to the risks and the size of its business, or (2) reducing the share capital to pay off losses in an amount sufficient to achieve such balance, provided, however, that the share capital is not less than the minimum statutory share capital of the company. Due to these requirements, Concordia Finland has historically converted part of its shareholder loan from Concordia Bus Nordic into conditional shareholder contributions.

        If Concordia is not successful in its cost-cutting initiatives and its losses continue, this may cause its equity to decrease sufficiently to require an equity increase or share capital reduction as described above. See subheading "A. Operating Results—Critical Accounting Policies—Going concern and long term liabilities" under "Item 5. Operating and Financial Review and Prospects".

Substantial Leverage—Our substantial leverage could adversely affect our ability to run our business.

        We have now and will continue to have a significant amount of debt. As of February 28, 2003, our total consolidated debt was approximately SEK 2.4 billion and our shareholder's equity was SEK 78 million.

        For the year ended February 28, 2003, our earnings were insufficient to cover our fixed charges by SEK 427 million, calculated on a Swedish GAAP basis, and by SEK 393 million, calculated on a US GAAP basis.

        Our and our subsidiaries' substantial debt could have important consequences for you. For example, it could among other things:

  •
  make it more difficult for us to satisfy our obligation under the senior subordinated notes;

  •
  limit our ability to fund our working capital, capital expenditure and general corporate requirements;

  •
  limit our ability to borrow additional funds;

  •
  limit our ability to enter into operating leases for buses;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the funds available to us for other purposes;

  •
  make us more vulnerable to economic downturns; and

  •
  reduce our flexibility to respond to changing business and economic conditions.

        Any of the foregoing could have a material adverse effect on our business and our ability to make payments under the senior subordinated notes.

If we lose many local public transportation authorities' contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected.

        Our contracts with local public transportation authorities comprise approximately 89.2% of our revenues. Concordia operates in Sweden, Norway and Finland, under approximately 140, 3 and 30 contracts, respectively, with the largest contract accounting for 4% of Concordia's total revenues and the top 25 contracts accounting for approximately 50% of total revenues in the year ended February 28, 2003. These contracts usually have a four- to six-year term. Local public transport authorities conduct a competitive bidding process for each contract shortly before it terminates and the most important criteria for determining the success of the bid is usually price. See the subheading "B. Business Overview—Sweden—Contract tendering procedures in Sweden" in "Item 4. Information on the Company" for a discussion of the competitive bidding process in Sweden. If we fail to continue to renew our local public transportation authorities contracts, our revenues will be adversely affected as our older local public transportation authorities contracts expire which may affect our ability to satisfy our obligations under the senior subordinated notes or the senior facilities. See the subheadings "C. Material Contracts" under "Item 10. Additional Information."

        Our principal asset is our ownership interest in Concordia Bus Nordic AB which in turn owns the operating companies Swebus, Concordia Finland, and SBC. Our primary source of the funds to meet our obligations under our indebtedness will be contributions made by Concordia Bus Nordic AB. See subheading "C. Organizational Structure" under "Item 4. Information on the Company." Management believes that cash from contributions from Concordia Bus Nordic AB will be sufficient to meet its obligations under the senior subordinated notes and the senior facilities. However, in the event that these cash sources are insufficient to satisfy our cash requirements, we may require additional debt or equity. There can be no assurance that additional debt or equity financing will be available on terms satisfactory to us, if at all, or that we will be able to incur this additional debt under the terms of the senior subordinated notes or the senior facilities. Furthermore, our future income, as well as our ability to service or refinance the senior subordinated notes and to repay, extend or refinance the senior facilities, will be subject to future economic conditions and financial, business and other factors affecting Swebus, Concordia Finland, SBC and us, many of which are beyond our control.

If indices in our contracts do not reflect our cost increases, our business will be adversely affected.

        Local public transportation authorities contracts provide for a fee to be paid to us in return for providing bus operations for the routes and schedules described in the contracts. The amount of the fee to be paid each year is adjusted annually based on an index, or on several indices, that is intended to account for changes in our costs. At present, contracts with local public transportation authorities which produce a substantial portion of Swebus' revenues in Sweden contain cost indices based on a consumer price index.

        While, as tendered contracts expire and new contracts are tendered, it is now becoming increasingly common to include either (i) a price adjustment index which reflects bus industry costs, or (ii) a combination of a consumer price index and a labor cost index as well as a diesel fuel price index, there can be no assurance this trend will continue. Should we be unable to include a price adjustment index which reflects bus industry costs in future local public transportation authorities contracts, changes in our costs that are not reflected in the indices included in these contracts could adversely affect our operating margins.

Competition on price or other factors could adversely affect our business.

        It is Concordia's policy to focus on increasing our return on capital and cash generation. Management believes that its change in focus toward more appropriate tendering levels has been adopted by other major operators, particularly since 1998. Consolidation in the industry and this change in focus among the larger competitors from a tendering strategy based on increasing market share to a strategy of seeking to maintain adequate margins has recently resulted in more favorable pricing dynamics. Management believes that this trend will continue. For example, in 2001, tendered contracts were renewed at prices approximately 25-30% over the existing volumes, in 2002 the increases were about 15-20%. However, no assurance can be given that the more favorable pricing trends will continue in the future for new tenders. For more information, see the subheading "B. Business Overview—Sweden—Competition in the Swedish Bus Transportation Market" in "Item 4. Information on the Company."

The local public transport authorities rely on government subsidies. Removal of these subsidies would drive down local public transportation authorities' contract fees.

        In Sweden and Norway, management believes that approximately 50% and 30%, respectively, of fees to bus operating companies paid by local public transportation authorities under local public transportation authorities contracts in 2002 were funded by government subsidies (as opposed to bus ticket revenues). See the subheading "B. Business Overview—Sweden—Contractual Public Bus Transportation Service" in "Item 4. Information on the Company" for a discussion of these subsidies. Many European countries have sought to reduce subsidies in recent years. Should Sweden more aggressively seek to reduce subsidies, fees from local public transportation authorities contracts may decrease, and local public transportation authorities could seek to renegotiate the scope of existing contracts. A decision to reduce subsidies could have an adverse effect on potential fees under local public transportation authorities contracts.

Our employees are heavily unionized. Bargaining power and strikes can hurt our business.

        Our bus drivers and most of our other employees are unionized. In Sweden, two of our collective bargaining agreements expired on November 30, 2002. We have renewed these contracts until January 31, 2005. A new collective agreement for drivers and mechanics has been agreed to replace the existing agreement in a new tender. See the subheading "B. Business Overview—Sweden—Drivers and Other Personnel" in "Item 4. Information on the Company." Personnel costs constituted approximately 57% of our total operating expenses (excluding depreciation and amortization) in the year ended February 28, 2003.

Fluctuation in price and availability of diesel fuel could hurt our business.

        Significant changes in fuel availability or costs would materially impact our business. Diesel fuel availability and prices are affected by a number of factors, including environmental legislation and global economic and political developments, over which we have little to no control. In addition, our costs are affected by annual increases in fuel taxes, which are largely offset by compensation from indexation. In the event of a shortage in diesel fuel supply resulting from a disruption of oil imports, reduction in production or otherwise, we could face higher diesel fuel prices or the curtailment of scheduled diesel fuel deliveries. We enter into hedging arrangements to fix the cost of diesel fuel before taxes, supplier and transportation costs. As a result of hedging, in the period from March 2002 to February 2003, our total cost of diesel fuel averaged SEK 5.37 per liter. For a further discussion of Concordia's response to fluctuations in prices or a decrease in fuel availability, including our hedging policies, see the subheading "B. Liquidity and Capital Resources—Market Risk" in "Item 5. Operating and Financial Review and Prospects."

Variations in exchange rates may affect Concordia's performance

        Concordia Finland, which comprised 8.3% of Concordia's revenues in fiscal 2003, prepares its financial statements in, and its functional currency is, the Euro. In preparing its consolidated financial statements, Concordia translates Concordia Finland's financial statements into Swedish Kronor at each reporting period. Consequently, Concordia's results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and the Euro. In addition, as of February 28, 2003, SEK 236 million of Concordia's loans relating to its Finnish operations are denominated in Euro. Concordia's policy is to hedge its currency exposure caused by its Finnish Euro loans by servicing those loans out of the Euro revenues generated by its Finnish operations. Nevertheless, Concordia may be affected by fluctuations in the rate of exchange between the Swedish Kronor and the Euro.

        SBC, which comprised 9.3% of Concordia's revenues in fiscal 2003, prepares its financial statements in, and its functional currency is, Norwegian Kroner. In preparing its consolidated financial statements, Concordia translates SBC's financial statements into Swedish Kronor at each fiscal year end. Consequently, Concordia's results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and Norwegian Kroner. Variations in exchange rates may affect Concordia's performance.

If Concordia does not retain or gain local public transportation authority contracts, it may not benefit from the option to renew existing operating lease agreements at a lower cost

        Concordia has entered into leasing arrangements for 1,156 of its approximately 3,949 buses. The contracts under which these buses are leased are classified as operating leases which means that no carrying values are recorded on Concordia's balance sheet in respect to the buses being leased. The term of the lease is established to match an underlying contract with the local public transportation authority, generally 4-6 years.

        The structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the fair value at inception and estimated depreciation of the vehicle during the lease term. At the end of each contract period each leasing contract can be renewed at terms based on the fair value at the date of the extension which are lower than the payments during the initial term. If Concordia is not successful in renewing or extending the local public transportation authority contracts, it may not gain the benefit of such lower costs.

Item 4.    Information on the Company

A.    History and Development of the Company

        Our legal name is Concordia Bus AB (publ) and our commercial name is Concordia. We were incorporated on September 17, 1999. Concordia is domiciled in Sweden and is a public limited liability company. We are incorporated in Sweden and our registered address is Solna Strandväg 78, 17154 Solna, Sweden. Our financial year ends on the last day of February. Our authorized and issued share capital is SEK 500,000 divided into 5,000 shares of one class with a nominal value of

SEK 100 each. The share capital is fully paid. Our telephone number is 46 8 546 300 00. Our agent for service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

The Acquisition of Concordia Bus Nordic

        We are an indirect wholly-owned subsidiary of Concordia Bus BV, a company incorporated in The Netherlands.

        On January 14, 2000, we acquired 100% of the issued and outstanding share capital of Concordia Bus Nordic from Stagecoach International BV, a subsidiary of Stagecoach Holdings plc (the "acquisition"). As consideration for the acquisition, we paid £100,000,000 in cash and assumed approximately SEK 1,430 million of existing indebtedness owed by Concordia Bus Nordic and its various subsidiaries.

        Schøyen Group formed Concordia Bus BV as a special purpose holding company for the purpose of holding investments in bus transportation businesses. Prior to the acquisition, Concordia Bus BV was wholly-owned by Schøyen Group. In connection with the acquisition, Concordia Bus BV formed Concordia and Concordia Bus Holding AB, a Swedish company. Concordia Bus BV owns 100% of the shares of Concordia Bus Holding AB, which in turn owns 100% of the shares of Concordia.

        At the time of the acquisition of Concordia Bus Nordic, a portion of the ownership of Concordia Bus BV was contributed by Schøyen Group so that the issued and outstanding ordinary shares of Concordia Bus BV was owned approximately 32.98% by Schøyen Group, 2.35% by members of management of Concordia Bus BV and 64.67% by Bus Holdings, an affiliate of Goldman Sachs International. See the section "A. Major Shareholders" of "Item 7. Major Shareholders and Related Party Transactions" for a description of the principal shareholders of these entities.

        Also, in connection with the acquisition of Concordia Bus Nordic, Schøyen Group and Concordia entered into the SBC share purchase agreement. That agreement provided for mutual options designed to bring the business of SBC into the Concordia group of companies by March 1, 2002. In exchange for the transfer to Concordia of all of the shares of SBC under the terms of that agreement, Schøyen Group received additional ordinary shares in Concordia Bus BV. The issued and outstanding ordinary shares of Concordia Bus BV currently are owned approximately 47.15% by Schøyen Group, 1.85% by members of management of Concordia and 51.00% by Bus Holdings.

        The present corporate structure of Concordia is set forth below under the heading "Corporate Structure" in this section. Concordia financed the acquisition of Concordia Bus Nordic with borrowings under a term loan facility, which we refer to as the acquisition facility, and refinanced the then outstanding Concordia Bus Nordic debt with borrowings under a term loan and revolving credit facility, which we refer to as the Concordia Bus Nordic facility. We refer to the Concordia Bus Nordic facility and the acquisition facility collectively as the senior facilities which are described in more detail in "B. Liquidity and Capital Resources" in "Item 5. Operating and Financial Review and Prospects."

The Acquisition of SBC

        On February 28, 2001, Concordia Bus BV acquired SBC with effect from February 1, 2001. Under the SBC share purchase agreement, an option assignment existed between SG and Concordia Bus AB. This allowed either one, before March 1, 2002, to bring SBC into the Concordia Bus Group. The option was subsequently transferred by us to Concordia Bus BV. SG then exercised its option to sell, and as a consequence SBC was acquired by Concordia Bus BV with effect from February 1, 2001 for a consideration to SG of 205,813 Concordia Bus BV ordinary shares. Under the terms of the agreement a fairness opinion was given by DnB Markets, which was in accord with Concordia Bus BV's valuation of SBC at NOK 320 million (SEK 345 million), creating a goodwill value of SEK 259 million). Concordia Bus BV then transferred this ownership interest through a share contribution to Concordia Bus Nordic AB.

B.    Business Overview

        Concordia provides public transportation services in Sweden, Norway and Finland, operating through its three main operating subsidiaries: Swebus (in Sweden), SBC (in Norway) and Concordia Finland. Concordia also provides express bus and coach hire services. Note 2 to the consolidated financial statements of Concordia included elsewhere in this annual report shows a breakdown of total net revenues between those earned from the public transportation authorities ("CTPA") in Sweden, Norway and Finland and revenues earned from the Swedish express bus ("Express") and coach hire ("Interbus") segments for each of the last three financial years. Also, Note 4 to the consolidated financial statements of Concordia included elsewhere in this annual report shows a breakdown of total net revenues by activity for each of the last three financial years.

        Concordia's core business is providing bus services to local public transportation authorities in Sweden (our most important market), Norway and Finland. Swebus operates approximately 3,310 buses and has a market share of approximately 38% of the public bus transportation market in Sweden (measured by the number of buses in operation). In Finland, Concordia Finland operates approximately 343 buses in the greater Helsinki area and has market share of 28% of the deregulated bus transport market. In Norway SBC operates approximately 296 buses and an estimated 25% market share of the public bus transportation market in Greater Oslo and neighboring cities. Concordia's operations in Sweden, Norway and Finland generated net revenues of SEK 4,758 million for the year ended February 28, 2003.

        In our markets, the substantial majority of bus transportation services are provided under long-term contracts (generally four to six year terms) with local public transportation authorities, according to which the bus operator provides services for a specific set of bus routes for fixed annual fees (subject to periodic adjustments based on price indices) which we refer to as "gross agreements." These contracts provide us with steady revenue streams because we receive a fixed annual amount from the respective public transportation authorities rather than relying on passenger ticket receipts. Certain contracts, called "net agreements," include passenger numbers as part of their pricing. In addition, public transportation authorities have shown an excellent record of payment and have in the past rarely faced bankruptcy or insolvency. In the fiscal year ended February 28, 2003, Concordia derived approximately 89.2% of its revenues from these contracts in Sweden, Norway and Finland. We operate under approximately 173 contracts with local public transportation authorities, respectively, the largest of which accounted for only 4% of our total revenues in the year ended February 28, 2003. The top 25 contracts accounted for approximately 50% of total revenues in the year ended February 28, 2003.

        Since deregulation in 1989, there has been a wave of consolidation which has resulted in three large operators who have a combined market share in the contractual public bus transportation market in Sweden of approximately 68% based on the number of buses in operation. Swebus is the largest operator with a 35% market share. (Source: Svenska Lokaltrafikföreningen, the Swedish local traffic organization "SLTF".) Recent tenders for bus transportation contracts provide evidence that consolidation in the industry in Sweden has produced a more favorable pricing environment. We expect this trend to continue in the near term. We also believe that a similar pattern of pricing dynamics is now beginning to occur in Norway and Finland.

        Since June 2001, we have progressively implemented the commercially available Hastus traffic planning system, which is now fully operational at all our locations. The Hastus traffic planning system is augmented by Sintopt our proprietary logistics system, which helps us to improve bus and driver utilization. We are currently in the process of strengthening our traffic planning department in order to better utilize our driver and bus fleet resources.

        Similarly, the improved planning and scheduling described above, combined with an integrated plan for bus fleet utilization and maintenance, enable us to determine with a higher degree of certainty the optimal number of buses needed for our existing operations. In addition, we are focusing our efforts on utilizing our existing fleet to provide new revenues through alternative uses, such as local coach and school bus hire.

        We have improved our bus maintenance procedures by implementing a new fleet maintenance planning system. The new fleet maintenance planning system, known as ASW, improves our ability to schedule bus maintenance and capture costs and analyse data for cost reduction. Going forward, we will improve our ability to schedule maintenance staffing requirements through implementation of an updated version of ASW. We have also reduced the number of types of buses in our fleet by reducing the number of manufacturers and models we use. In line with our operating lease strategy we have entered into framework agreements for the supply of buses with Volvo and Evobus. We are currently re-negotiating our agreement with Volvo. We believe that further bus standardization will continue to reduce maintenance costs and downtime and increase bus utilization.

        We have developed and are in the process of implementing a web-based system for our personnel (such as tracking absence for medical reasons) and a new Operational Management System (OMS). This system is the last phase of our IT strategy and brings together operational data residing in our centralized database and provides several new ways for us to track our business operations, such as kilometer/fuel tracking, driver activity capture and daily production statistics. The system is expected to be rolled out in Sweden during 2003.

        As the largest operator of buses in the Nordic region, we have achieved significant savings by centralizing more of our bulk/commodity purchasing. We obtain the majority of our diesel fuel requirements from the major Nordic petroleum companies. We rent our tires on a per-kilometer basis. We have succeeded in increasing the percentage of purchases that we make under centralized purchase agreements (excluding fuel and tires) from 10% in 1999 to approximately 95% today and expect to increase the utilization of central purchasing agreements further towards the maximum possible that is practical.

        We have reduced the impact of cost volatility within our business by negotiating for contract adjustment provisions that better reflect operating costs. The level of the fee paid to us by local public transportation authorities is adjusted periodically based on an index. Historically, a substantial portion of contracts have contained cost indices based on a consumer price index, which has not appropriately reflected key elements of our cost base such as wages and diesel fuel. We now increasingly seek to include a combination of a consumer price index and a labor cost index as well as a diesel fuel price index in proportion to our underlying cost base.

        We have also sought to reduce the impact of cost volatility within our business through fuel price and foreign exchange risk hedging. Since the time of the acquisition of Concordia Bus Nordic, fuel prices have been relatively volatile and increased from SEK 4.20 per liter to a peak of SEK 5.81 per liter in February 2003. This increase was the result of an increase in dollar denominated diesel fuel prices due to supply restrictions, uncertainty of supply around the period of the war in Iraq and the weakening of the Swedish Krona against the dollar. This increase in the cost of diesel fuel had a significant adverse impact on our results.

        Our ultimate goal is to become an "asset free" bus operator that acquires transportation capacity by the kilometer and focuses on providing the most efficient bus service possible. We have initiated a program designed to reduce our residual asset value risk and significantly reduce operating risks, financing costs and capital employed. This program is based on a combination of residual value guarantees and operating leases. In the year ended February 28, 2003, Concordia had 1,156 buses under operating leases with a present value of future minimum lease payments of SEK 945 million. The key elements of this strategy for Concordia are (i) to match operating lease terms with the duration of the underlying public transportation contracts and (ii) to obtain residual value guarantees from bus manufacturers for our bus lessors, thereby facilitating lower cost and flexible operating leasing. If we are successful in implementing this strategy more broadly, we will substantially eliminate our capital expenditure on buses, thereby freeing up considerable capital.

Sweden

  General

        As of February 28, 2003, we operated approximately 3,310 buses in three bus transportation markets in Sweden:

  •
  contractual public bus transportation;

  •
  express bus services (scheduled intercity or long distance bus services); and

  •
  coach hire services.

        Contractual public bus transportation services operated approximately 3,140, express bus services 100 buses and coach hire services in Sweden operated 71 buses.

  Contractual Public Bus Transportation Service

        As of February 28, 2003, we were operating approximately 3,140 buses under approximately 140 public bus transportation contracts with local public transport authorities.

        As of February 28, 2003, we had a market share of approximately 35% (in terms of number of buses) of the Swedish contractual public bus transportation market. We have a relatively even distribution of our contract portfolio in terms of revenues among the southern, eastern and western regions of Sweden. Due to the economics of the bus industry in the northern region of Sweden, we have a smaller presence in this region. We intend to focus on areas of high urban concentration and to critically review our contract portfolio with regard to smaller, less profitable contracts, particularly those relating to areas of relatively low population density.

        The cities of Stockholm, Gothenburg, Malmö and Uppsala, the four largest cities in Sweden, are our most important markets and collectively account for approximately 49% of our total revenues in Sweden.

        Bus services are provided in the Swedish public bus transportation market according to publicly tendered contracts entered into by bus operators with local public transport authorities. More than 95% of Swedish bus route contracts are subject to competitive bidding. See the heading "Contract tendering procedures in Sweden" in this section.

        Most Swedish bus operators have similar costs bases, as most bus drivers are in the same unions and most buses meet similar specifications. We believe the difference in competitive power comes from a bus operator's ability to optimize its depot structure, its skill in planning and scheduling, and its ability to solve the complex logistical issues involved in meeting the requirements of the contracts. Having access to a large fleet and being able to shift resources significantly benefit the larger operators.

  Regulation of Contractual Public Bus Transportation in Sweden

        In Sweden, the administration of public transportation for a particular region is delegated to the relevant local public transport authorities, which plan, price and coordinate public transport within their geographical area and which enter into contracts with both public and private operators. There are 26 independent local public transport authorities in Sweden, which cover 21 provinces of Sweden and its five largest cities.

        Prior to 1989, public transportation contracts were not subject to competitive tendering procedures and operators typically monopolized a particular public authority's geographical area of responsibility. In 1989, Sweden began requiring, subject to specific exceptions, local public transport authorities purchasing bus services to conduct competitive tender procedures. More than 95% of all contracts for Swedish bus routes are now open to competitive tendering. This deregulation and the resulting price competition led to a reduction in contract prices by an estimated 20-30% in real terms since competitive tendering requirements were introduced in 1989. During this period the underlying costs for bus operators have increased significantly due to increases in vehicle and diesel fuel taxes and diesel fuel costs. Although operators are compensated based on a consumer price index which takes fuel costs into account, overall, in recent years, this index has not risen sufficiently despite the increase in the component based on fuel costs to reflect the increase in our costs. Therefore, operators have not been compensated in a manner allowing them to fully cover their increased costs. This trend has led to consolidation in the industry and begun to produce a more favorable pricing environment. As a result of this, commencing in 1998 and to a greater extent in 2000 through 2003, we have renewed contracts at higher prices.

        Management believes that, in Sweden, passenger fares typically only cover approximately half the cost of bus service, and the local public transport authorities have subsidized public transportation. Subsidies have decreased since deregulation began, due primarily to lower fees paid by local public transport authorities as a result of the competitive tendering process. Financial constraints have also forced many local public transport authorities to reduce the amount of subsidies. On the other hand, municipalities face political pressure to relieve urban congestion and improve environmental conditions by reducing the use of private cars and increasing the number of commuters using public transportation. In response, municipalities have sought to make the use of private cars more expensive through raising the price for parking and increasing the number of parking restrictions.

  Contract tendering procedures in Sweden

        Under Swedish law implementing European Union directives concerning public procurement, public bus transportation contracts must be awarded on a commercial basis, and subject to limited exceptions, must involve a competitive bidding process.

        Typically, following a study of the community's transportation needs and input from transportation providers, the local public transportation authorities determine the required bus routes, schedules, fares and other requirements. Invitations to tender contain bid information packages which state the specific routes and timetables to be covered by the operator and usually contains requirements regarding bus types, technical standards (seats, age, design, etc.), exterior appearance requirements, the environmental standards (such as types of fuel, emissions standards and requirements for exhaust filters) and quality requirements.

        The local public transport authorities are required to follow established criteria for awarding contracts, of which the single most important is typically price. Other factors may be considered, including the cost of adapting to a new operator and the level of service quality. In many cases, local public transport authorities choose to subdivide procurement into a series of contracts, each with a specified portion of a community's routes to avoid having a single operator dominating a large area.

  Public transportation contracts in Sweden

        While each public transportation contract is different, there are many terms common to virtually all of them. These contracts, other than contracts for school bus transportation, are generally for four- to six-year terms, however, many have recently included options to extend the term for an additional one to five years. In some cases, these options may be exercised by either Swebus or the local transportation authority, but more often these options are exercisable only by the local transportation authority. Extension options exercisable only by the local transportation authorities generally provide for one or two year extensions.

        The various criteria set forth in the bid information package, as described in the heading "Contract tendering procedures in Sweden" in this section, become part of the contracts. Bus operators must then seek to comply with these requirements as efficiently as possible. In isolated cases, there are provisions that an incoming operator must purchase used buses from the outgoing operator.

        Public transportation contracts in Sweden usually provide for fixed fees to be paid to the operator in return for the contracted bus services, which fees are subject to monthly, quarterly, semi-annual or annual fee adjustments intended to account for changes in costs incurred. At present, contracts with local public transportation authorities which produce a substantial portion of Swebus' revenues in Sweden contain cost indices based on a consumer price index, although it is becoming increasingly common to negotiate indices which reflect bus industry costs or an index which contains a labor or fuel cost component. Although management believes that Swebus' indices will match bus operation industry costs more closely than in the past, there can be no assurance this will be the case. See the subheading "D. Risk Factors—If indicies in our contracts do not reflect our cost increases, our business will be adversely affected" in "Item 3. Key Information."

        Over 90% of the public transport contracts subject to competitive bidding are gross agreements, which means the operator receives a fixed amount (usually per vehicle kilometer) for operating the routes and there is no direct financial benefit to the operator for increasing passenger volumes. The local public transportation authorities retain all ticketing revenues and set the fares.

  Express Bus Services

        We operate an extensive network of express bus services under the trade name "Swebus Express" which provide public long distance transportation. In the year ending February 28, 2003, we employed approximately 100 buses on a full time basis for express bus services in Sweden. We operate daily and weekend services throughout Sweden, including international routes between Oslo and Stockholm and Oslo, Gothenburg and Copenhagen. Our express buses covered in the aggregate approximately 340,000 kilometers per week during the year ending February 28, 2003 and transported more than 2.6 million passengers.

        For the year ended February 28, 2003, we had total revenue of SEK 295 million, for express bus services in Sweden. Providing an extensive national network and a seamless mode of transport between a large number of destinations has become Swebus' main competitive advantage. Swebus Express sells tickets in advance through ticket agencies and on the buses. Swebus' policy is to provide coaches for any passengers who want to travel and who arrive at the applicable embarkation points at scheduled departure times. We do not allocate particular seats for passengers. We offer discounts for children, students and pensioners as well as for all passengers travelling on Mondays to Thursdays inclusive (subject to some exceptions). Management believes that the increase in the amount of pensioner travel on Swebus Express reflects pensioners' growing demand for inexpensive flexibly scheduled travel.

        Express bus services in Sweden are generally deregulated so that an express bus service operator has full responsibility for all aspects of the service, including route planning, schedules and fares. In some regions, express bus services are combined with regional or local public bus services. In these circumstances the local public transportation authorities compensates the express bus operators for making a number of stops in proximity to a regular local public bus service within a region.

        We believe that the express bus service industry will enjoy continued growth as more routes are developed and more passengers appreciate the price competitive service as compared to rail and airline services and, more importantly, the high costs of driving private cars. We expect that the potential passenger base for express bus services will expand as the number of people engaged in long-distance employment or studies increases.

  Coach Hire Services

        We also operate a coach hire service under the name "Interbus," which as of November 1, 2000 has been operating under a separate legal entity called "Interbus AB". The coach hire market involves providing chartered bus services, as well as daily and weekend excursions, sightseeing tours and special events. Swebus operates a coach hire service business in the Stockholm and Gothenburg areas. As of February 28, 2003, Interbus operated approximately 71 full-time coaches and additional express buses as needed. Our coach hire bus fleet consists of a range of buses from small 10-seat buses to large luxurious sleeper coaches.

        For the year ended February 28, 2003 we had total external revenue of SEK 127 million coach hire services in Sweden. The Swedish coach hire market is concentrated primarily in densely populated areas, such as Stockholm, Gothenburg and Malmö. The customer base for the coach hire market is diverse, ranging from small groups organizing private outings to organizers of major sporting events.

        Interbus' typical customers include major event planners, corporations and travel agencies. Swebus' coach fleet size enables it to meet the requirements of a wide range of customers and to manage bus transportation for both small and large events. We are one of a few major operators in Sweden which has the capacity to satisfy larger customers. A significant and growing portion of the coach hire service is related to cruise line operations. Our fleet size improves our competitiveness in this market because cruise ships require operators with significant carrying capacity to ferry people between the ship and the relevant city, or to provide sightseeing tours. In addition a number of cruise ships were required to dock in a port located approximately 40 kilometers from Stockholm due to Stockholm port capacity limitations. We are well positioned to meet the demand for the transportation of passengers between this port and Stockholm due to the scale of our bus fleet. Major sporting events and conferences also offer significant opportunities.

  Competition in the Swedish Bus Transportation Market

  Contractual Public Bus Transportation

        Deregulation has changed the nature of competition in the Swedish bus industry. Over the past several years, the Swedish contractual public bus transportation market has experienced intense price competition. In this competitive pricing environment, large companies with advantages of economies of scale, such as Swebus and Connex, have enjoyed rapid expansion at the expense of relatively inefficient larger carriers (including operators owned by the local public transport authorities) and smaller bus operators. As a result of this competition there are currently three large private bus operators.

        The Swedish contractual public bus transportation market features a few operators that hold large shares of the market and many small local operators. Management believes that the relative market shares of the three largest Swedish bus operators are Swebus (with approximately 3,000 buses, representing approximately 35% of the market), Busslink, (with approximately 1,650 buses, representing approximately 16% of the market) and Connex (with approximately 1,800 buses, representing approximately 18% of the market). (Source: SLTF). Swebus, Busslink and Connex are the only national competitors.

        In rural markets, and, in particular, in the northern region of Sweden, large bus companies have faced stiff competition from small local operators. These areas are dominated principally by smaller, privately owned local operators who have formed into loose cooperative ventures in which bus fleets are pooled and who can operate very flexible schedules and are not heavily unionized. These factors, combined with the lower levels of operations in northern areas that do not benefit large scale operators, allow these smaller operators to bid for services at prices that are often not economically viable for larger operators such as Swebus.

        In general, we face more competition on tenders that require less than 40 buses, as there are more operators capable of servicing such requirements. In the tenders for larger contracts, such as in the major cities, there are generally four operators tendering.

  Express Bus Services

        The express bus market in Sweden is fully open to competition and is highly fragmented. In the year ending February 28, 2003 we had approximately more than 50% market share of the Swedish express bus service market, as measured by kilometers served. (Source: SLTF). We operate 100 buses in this market. The next largest operator is Säfflebussen, operating primarily between Gothenburg and Stockholm and to Oslo. Säfflebussen had a market share exceeding 20% and employs approximately 25 buses.

        The third largest operator is Svenska Buss, which is a joint venture among seven privately owned bus companies and operates primarily in the south of Sweden. Svenska Buss has a market share of about 10%. Other operators include Y-Bussen, which operates approximately 15 buses primarily between Stockholm and several northern cities.

  Coach Hire Services

        The coach hire market is fully open to competition, and is more fragmented than the contractual public bus transportation market. While we dedicate approximately 70 buses to coach hire services, the market is characterized primarily by small to medium-sized operators. The medium-sized operators typically have up to 10 buses. The small operators are usually private companies operating up to four buses, where the owners of the buses both drive and maintain the buses themselves. The small operators are cost efficient and highly competitive, but cannot bid for larger contracts due to their limited resources. Within the bus industry, the coach hire market is the segment that is most sensitive to general economic conditions, as tourism and attendance of special events are more directly affected by economic conditions than the basic transportation requirements provided by public contractual bus operators. Nevertheless, we have been able to adjust the scale of our coach hire operations, so that our operating margins in this segment have been less volatile than revenues in times of downturns.

  Business Management

        In Sweden we have structured autonomous operations for each business line- the CPTA business, the express bus business and coach hire. Each operating unit management is responsible for preparing and securing new business, operational management, and long term planning. Concordia provides overall business policies and control systems, strategy related issues and financial, information technology, and property and asset management services.

        We are the largest buyer of buses in the Nordic region, which has enabled us to purchase and lease our buses on more favorable terms and warranties than the industry norm. (Source: SLTF). Our size permits us to seek favorable terms from suppliers in the Nordic region and elsewhere. Consequently, we are not dependent on any one supplier to meet our bus requirements. We have entered into framework agreements with Volvo (which is currently under re-negotiation) and Evobus for the supply of our buses going forward. As far as possible, we will continue to acquire vehicles under operating lease arrangements to meet our bus fleet needs. Currently, in order to comply with fleet age requirements under our existing contracts, we generally acquire 160-200 new buses per year for replacement purposes.

  Diesel fuel requirements

        We centralize our fuel purchases in order to benefit from bulk purchases. We obtain the majority of our diesel fuel requirements from the major petroleum companies in the Nordic region. In the year ended February 28, 2003, we used approximately 102.46 million litres of diesel fuel.

  Tire supplies

        We rent our tires from Michelin. Rental fees are charged on a per kilometer basis. Michelin provides all necessary maintenance with respect to the tires.

  Drivers and Other Personnel

  General

        For the year ended February 28, 2003, we had an average of 5,950 full-time employees, consisting of 4,918 drivers, 60 traffic administrators, 380 engineering workers and 592 administration/head office staff in Sweden. Should a company lose a public transportation authorities contract, it is often the case that drivers will move to the company that wins the contract. The incoming operator generally does not need to employ any of these drivers. However, under some circumstances, e.g., the new operator hires additional drivers to service the routes on the contract, it must offer to hire from the pool of drivers previously employed by the outgoing operator before hiring elsewhere.

  Collective bargaining agreements

        The majority of our drivers and maintenance personnel in Sweden are members of trade unions. The principal union to which the drivers and maintenance personnel belong is Svenska Kommunalarbetareförbundet (the Swedish Municipal Workers Union). A small minority of drivers belong to Svenska Transportarbetareförbundet (the Swedish Transportation Workers Union).

        In Sweden, wages and general working conditions are generally the subject of nationally negotiated collective bargaining agreements. Our bus drivers and most of our other employees are unionized. In Sweden, two of our collective bargaining agreements expired on November 30, 2002. We have renewed these expired contracts until January 31, 2005. A new collective agreement for drivers and mechanics has been agreed which will replace the existing agreement on all our future tenders.

        In Norway, the union agreement was renegotiated until the end of March 2004 while in Finland collective bargain agreements were reached for the period until the end of January 2006.

        We believe that our relationships with our employees and unions are good. Swebus has only experienced one industrial disruption in the last five years, in February 1999. This strike was industry-wide in Sweden and lasted for 13 days. See the subheading "D Risk Factors—Our employees are heavily unionized" in "Item 3. Key Information."

  Pensions

        In addition to the state-sponsored pension scheme, we provide pension benefits, under the terms of our collective bargaining agreements, through two plans: Alecta (formerly Försäkringsbolaget SPP) covers the majority of retired employees under a multi-employer defined benefit plan; Collectum covers the remainder of employees under a defined contribution plan.

  Insurance

        Swebus carries the following types of insurance: general legal and product liability, business package coverage, fleet coverage and business travel insurance. Swebus believes that it carries types and levels of insurance that are consistent with the types and levels carried by other major bus operating companies in Europe. Swebus does not carry business interruption insurance, but this is common for many European businesses, particularly those (like Swebus) in which the risk of major interruption of business is small. During 2002 Swebus undertook a review of its current insurance coverage and the decision was taken to extend the current coverage.

  Environmental Matters and Other Regulations

        We are required to comply with a series of Swedish and EU environmental, health, and safety regulations. These regulations include requirements regarding emission standards, safe storage of diesel fuel, and proper maintenance for the buses. In addition, public transportation contracts stipulate additional environmental standards relating to emission standards and the maintenance of the bus fleet. We believe that Swebus materially complies with these regulations and contract requirements. In one of Swebus' previously owned Gothenburg depots, testing revealed contamination originating from a previous gas-works facility, owned and operated by the municipality, which was shut-down in the 1960s. To date, we have not been subject to any legal or administrative proceedings in connection with this issue. We sold this facility in June 2001. The buyer was notified about the prior facility, and had access to the existing environmental report. In the contract of sale, the buyer renounced all claims against Swebus concerning this facility.

  Information Technology

        As of January 1, 2003, we have standardized, modernized and centralized our hardware and software applications across Concordia's operations, and the complete function is now run internally (after previously being outsourced). IT investments have begun to decrease after an intense process of modernizing the information technology systems, and now that the core systems have been implemented the IT costs are expected to decrease. We currently have four standardized core applications covering financial reporting, traffic planning, fleet maintenance, and administrative planning, and we have a major project underway regarding the development and implementation of a system which we expect will provide significant productivity improvements in our daily operations. This system will be fully implemented during 2003. Our Finnish and Norwegian operations and the vast majority of our locations in Sweden are connected to the Stockholm head office by permanent, high-speed connections. We have established a training center in the head office to ensure a smooth roll-out of the system.

  Intellectual Property

        Swebus has six registered trademarks in Sweden: "Swebus Express," "Nepal Resor," "Resecentrum," "Fjällexpressen," "Swebus" and our company logo. In addition, "Swebus" is a registered trademark in the European Union.

  Legal Proceedings

        Swebus is not currently involved in any material legal proceedings.

Finland

  General

        We operate a Finnish public bus transportation business through our principal subsidiary in Finland, Concordia Finland. Concordia Finland is a major bus operator in Finland with approximately 340 buses in operation as of February 28, 2003 and approximately 30 public bus transportation contracts with local public transport authorities. Our Finnish operations generated revenues of EUR 43.4 million for the year ended February 28, 2003. Concordia Finland operates only in the Finnish contractual public bus transportation sector in the greater Helsinki area in the cities of Helsinki, Vantaa and Espoo, and does not offer either express bus or coach hire services.

        Management estimates that in 2002, the Finnish bus market employed approximately 8,800 buses and generated net turnover of approximately EUR 630 million and included approximately 400 operators. The Finnish bus market is well developed in both rural and urban areas. Finland's geography and low population density make bus transportation very competitively priced as compared to railway services. Additionally, the passenger railway network is centered on Helsinki and is being reduced in rural areas. This situation provides an advantage to bus operators because they can offer bus passengers the possibility to make more convenient cross-country trips than on the railways.

        The greater Helsinki area, with a total population close to one million, is Finland's largest market for contractual public bus transportation. The greater Helsinki area and Turku are the only markets currently subject to competitive bidding. Significant price pressure has led to consolidation in these areas. Except for the greater Helsinki and Turku areas, local traffic in most cities is largely provided by local operators.

  Regulation of Contractual Public Bus Transportation in Finland

        As in Sweden, the administration of public transportation in Finland for a particular region is the responsibility of the local transportation authority. In greater Helsinki and Turku, public transportation authorities have opened their local public transportation contracts to competitive bidding. In 1994, the Helsinki Metropolitan Area Council, commonly known as the YTV, which is the authority regulating cross-border public transport traffic between the three cities of Helsinki, Espoo, and Vantaa, was the first to initiate competitive bidding in Finland. Although the YTV and the public transport authorities regulating public transport traffic within the cities of Helsinki, Espoo, Vantaa and Turku represent the only regions currently open to competition, the EU Directive discussed above, along with the prospect of cost savings for local authorities, is expected to increase the number of regions open to competitive bidding. Concordia Finland expects an increase in the number of regions subject to competitive tendering in the near future.

        Currently, in areas other than those referenced above, the local public transport authorities have granted independent operators licenses to run bus services, which essentially gives each operator a monopoly position. Licenses are normally granted for a three to ten year period and are usually renewed with the same operator. We do not have any contractual public bus services agreements in areas not subject to competitive bidding.

  Public Transportation Contracts and Contract Tendering in Finland

        In the YTV region, and other areas in which competitive bidding has been instituted, the contract structure and bidding and procurement procedures closely resembles that of the local public transportation authorities contracts in Sweden described in the subheading "Sweden—Contract Tendering Procedures in Sweden" and "Sweden—Public transportation contracts in Sweden" in this section. Typically, the public transportation contracts have four- to five-year terms and under these contracts all ticket revenues are forwarded to the local public transportation authorities and the operator receives fixed fees. The compensation is adjusted periodically by reference to an index intended to cover cost items that relate to the bus transportation industry such as drivers' wages, cost of buses and fuel.

  Drivers and Other Personnel

        For the year ended February 28, 2003, Concordia Finland had an average of 759 employees.

        All of Concordia Finland's employees are represented by unions under the terms of industry-wide collective bargaining agreements. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on February 1, 2006.

        Concordia Finland considers its relations with its employees and the unions to be good. See the subheading "D Risk Factors—Our employees are heavily unionized" in "Item 3. Key Information."

  Legal Proceedings

        Concordia Finland is not currently involved in any material legal proceedings.

Norway

  General

        SBC is the sixth largest bus operator in Norway, with 300 buses and a market share in the greater Oslo area of approximately 25%, based on results of competitive tenders. SBC's operations generated revenues of SEK 422 million for the twelve months ended February 28, 2003.

        SBC operates principally in the contractual public bus transportation sector in the city of Oslo and the greater Oslo area of Akershus. Since January 2001, SBC has also had operations in the counties of Vestfold and Oppland. SBC primarily operates under three traffic agreements, which have been renewed and amended on several occasions since their inception. In 1976, SBC entered into an agreement with Stor-Oslo Lokaltrafikk AS for public transportation outside the city of Oslo. Stor-Oslo Lokaltrafikk AS is controlled by the local public transportation authorities in the county of Akershus. This agreement expires in two parts, on June 30, 2003 and on June 30, 2004 and accounts for approximatey 60% of revenues. The contract that expired on June 30, 2003 will not be renewed due to a lost tender in a contract tender in fall 2002. In 1992, SBC entered into a traffic agreement with AS Oslo Sporveier, which is controlled by the local public bus transportation authorities in Oslo. This agreement covers public transportation in specific portions of the city of Oslo, expires on December 31, 2003 and accounted for approximately 20% of revenues in 2002. The agreement with AS Oslo Sporveier replaced a previous agreement between the parties entered into in 1973.

        Both agreements are gross contracts, meaning the local public transportation authorities determines fares, receives all ticket revenue and pays the operator a fee intended to reflect the operator's costs for operating the bus service. The fee calculation is based on a variety of factors including vehicle mileage, hours of vehicle operation, cost of administration and cost of capital. All of these factors are adjusted periodically according to cost indices. The final level of compensation is subject to negotiation each year. The total revenue per vehicle kilometre paid to SBC has decreased by approximately 17% from 1996 to 2002, primarily because of the bargaining strength of its two primary customers.

        In addition to its headquarters in Oslo, SBC has a regional office in Romerike. A majority of real property used in SBC's business is leased from the Schøyen Group.

        In 2003, management estimates that the Norwegian market for contractual public bus transportation employed approximately 8,000 buses and amounted to NOK 5.3 billion (SEK 6.1 billion). There are 19 local public transport authorities in Norway each of which is responsible for public bus transportation in one of Norway's 19 counties. In 2002, the local public transport authorities of Oslo and Akershus (a county immediately outside the city of Oslo) employed 300 and 600 buses, respectively. In 2003, SBC's market shares in its areas of operation were, management estimates, approximately 20% in Akershus and 25% in Oslo, based on the outcome of competitive tenders.

  Regulation of Contractual Public Bus Transportation in Norway

        The administration of public transportation in Norway for a particular region is delegated to the relevant local public transportation authorities, which are responsible for planning, pricing and coordinating public transport within their geographical area. Local public transport authorities in Norway may subject their bus services' procurement to a competitive bidding process, but are not required by law to do so. As of February 28, 2003, only 8 of the 19 local public transport authorities in Norway had opted to use competitive bidding methods as their means of distributing public transportation contracts. SBC expects, however, that further local public transport authorities will follow suit because of the significant cost savings. If competitive bidding is not used, bus operators negotiate with local public transport authorities to provide exclusive service for specific routes for specified periods (up to ten years). Bus operators are aware that if they do not offer competitive prices, the authorities will open bidding either in a formal tendering process or by simply requesting competitors to approach them with offers. The threat of competitive bidding has also increased the bargaining power of the public authorities and caused prices to decrease. The level of public subsidies varies largely from province to province in Norway, and management estimates that the average level of subsidies in Norway is approximately 30%. SBC believes that the general trend is that the level of subsidies is generally decreasing. For further information relating to subsidies, see the subheading "D. Risk Factors—The local public transport authorities rely on government subsidies" in "Item 3. Key Information."

  Competition

        In Norway, the public transportation market has begun to experience developments similar to those that have occurred in Sweden. These developments include price competition and consolidation. Nevertheless, the Norwegian bus industry remains fragmented with approximately 600 bus companies operating a total of approximately 9,000 buses in 2002. Almost 90% of Norwegian bus operators had fleets averaging just over two buses. In contrast to Sweden, competitive bidding is not prevalent and has instead been used for smaller contracts to obtain a "signal price," which is then used as a target for renegotiating the entire contract portfolio.

        SBC is a major operator in greater Oslo. On a national level, both Norgesbuss AS, and Nettbuss AS (owned by Norges Statsbaner BA, the state railway operator) have significantly larger fleets than SBC, but neither of them are dominant in any single region.

        Since 1989, contracts with public transport authorities in Norway to provide bus services have been potentially subject to competitive bidding procedures. The ability to compel competitive bidding has increased the bargaining power of the public authorities, particularly in recent periods, and they have been able to obtain price reductions in their contracts with SBC and increased the risk that SBC will lose its contracts for bus routes. For further information about risks relating to our current contracts see the subheading "D. Risk Factors—If we lose many local public transportation authorities' contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected" in "Item 3. Key Information."

        In order to meet SBC's requirements for new buses, SBC intends to continue to enter into operating leases. In addition, SBC benefits from a residual value guarantee arrangement providing for the re-purchase of the 352 buses SBC purchased from the Schøyen Group on July 1, 1999, as well as the buses subsequently purchased by SBC from Evobus. Under this arrangement, the Schøyen Group entered into an agreement with Evobus permitting the Schøyen Group to return buses to Evobus according to stipulated residual value schedules (which are subject to adjustments). Evobus has made available all the benefits under this agreement to SBC. The arrangement provides for limitations in specific circumstances on the number of buses that may be returned in any year and on the aggregate number of buses, which may be returned in a multi-year period.

  Drivers and Other Personnel

        For the period ending February 28, 2003, SBC had an average of 775 full-time employees, of which 638 were drivers, 92 were mechanics and depot personnel, and 45 were other employees. Of the total workforce, over 90% are full-time employees.

        Nearly all of SBC's employees are represented by unions under the terms of industry-wide collective bargaining agreements. All union agreements are renegotiated every two years. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on April 1, 2004.

        SBC considers its relations with its employees and the unions to be good. See the subheading "D Risk Factors—Our employees are heavily unionized" in "Item 3. Key Information."

  Legal Proceedings

        SBC is not currently involved in any material legal proceedings.

C.    Organizational Structure

        The following chart sets forth the corporate structure of Concordia.

(1)
Under the terms of a management services agreement, Concordia Bus Management A/S has agreed with Concordia Bus BV to provide specified management services to Concordia Bus BV and its subsidiaries. See the subheading "B. Related Party Transactions" in "Item 7. Major Shareholders and Related Party Transactions" for a description of the management services agreement.

(2)
On February 16, 2001, our shareholders voted to change the legal name of Swebus AB to Concordia Bus Nordic AB and to change the legal name of Swebus Sverige AB to Swebus AB. We received approval from the relevant Swedish governmental agency for approval of this name change on May 7, 2001.

(3)
This amount represents the balance outstanding under the Concordia Bus Nordic senior debt facilities as of February 28, 2003.

D.    Property, Plant and Equipment

        Concordia currently leases its facilities, the majority of them for use by Swebus. Swebus conducts its bus operations out of a system of 76 depots and 98 parking areas located throughout Sweden. These divide as follows:

  •
  52 depots, which include garages with full maintenance facilities, washing facilities, parking, administrative offices and eating and changing facilities for drivers and mechanics;

  •
  25 sub-depots, which include washing facilities, parking, small administrative offices for payroll disbursement and limited facilities for drivers; and

  •
  98 parking areas with limited staff facilities.

        Some of the larger depots are located adjacent to bus stations and Swebus rents portions of parking capacity to some external customers. However, Swebus does not operate bus stations.

        We generally select our depot sites according to their proximity to our routes. We intend to examine ways to use sales and leasebacks of depots with flexible lease terms as a way for Swebus to change depots to adjust to its changing needs as public transportation contracts are won and lost.

Item 5.    Operating and Financial Review and Prospects

  A.    Operating Results

        The following should be read in conjunction with the financial statements of Concordia included in this annual report starting on page F-2 and with the financial and operating data included in subheading "A. Selected Financial Data" in "Item 3. Key Information." The financial statements of Concordia are prepared in accordance with Swedish GAAP, which differ in various significant respects from U.S. GAAP. You can find reconciliations of net income, shareholder's equity and other financial statement items and disclosures regarding differences between Swedish GAAP and U.S. GAAP for fiscal 2003 (as defined), fiscal 2002 (as defined) and for fiscal 2001 (as defined) under the heading "Reconciliation to accounting principles generally accepted in the United States of America" in Note 33 to Concordia's financial statements.

        The financial year end for Concordia is the last day of February. From October 1, 1996 to January 14, 2000, the financial year end for Concordia Bus Nordic had been April 30. Following the acquisition of Concordia Bus Nordic by Concordia on January 14, 2000, Concordia Bus Nordic and all of its subsidiaries changed their financial year end to the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year or period ending the last day of February of that year in respect of Concordia ("fiscal 2003" and "fiscal 2002," and "fiscal 2001," respectively.) Fiscal 2001 for Concordia includes the historical financial and operating information of SBC for the period from February 1, 2001 to the period ended February 28, 2001.

        As indicated elsewhere in this annual report, Concordia acquired SBC with effect from February 1, 2001. In order to present a meaningful comparison of Concordia's operations for the period from March 1, 2001 through February 28, 2002 to the corresponding period for the previous year, the following section provides an analysis of Concordia's results of operations based on its historical consolidated financial data for the period March 1, 2001 through February 28, 2002 (which include the results of operations of SBC) as compared with certain unaudited pro forma consolidated financial data for the period March 1, 2000 through February 28, 2001 (giving pro forma effect to Concordia's acquisition of SBC).

Overview

        Concordia was incorporated on September 17, 1999 and acquired 100% of the issued and outstanding share capital of Concordia Bus Nordic as of January 14, 2000. In addition, on February 28, 2001, Concordia Bus BV acquired SBC from Schøyen Group, with effect from February 1, 2001. See subheading "A. History and Development of the Company" in "Item 4. Information on the Company."

        Concordia, through Concordia Bus Nordic and its other subsidiaries, is the largest private bus operator in Sweden, operating approximately 3,310 buses. In addition, Concordia Finland is a major operator in Finland, operating approximately 340 buses in the southern region of Finland and SBC is a major operator in Norway, operating approximately 300 buses in the Oslo and greater Oslo area. Through its subsidiaries, Swebus, Concordia Finland, and SBC, Concordia's core business is providing bus services under contracts with local public transportation authorities in Sweden, Norway and Finland, which generated approximately 89.2% of its revenues in fiscal 2003. In fiscal 2003, Concordia operated under approximately 140, 3 and 30 contracts with local public transportation authorities in Sweden, Norway and Finland, respectively, the largest of which accounted for 4% of its total revenues and the top 25 contracts accounted for 50% of total revenues. A substantial portion of Swebus' contracts with public transportation authorities provide that Swebus receive a fixed amount (usually per vehicle kilometer) for operating bus routes which periodically receive adjustments in accordance with cost indices. These contracts typically have a four- to six-year term. A number of Swebus' contracts with local public transportation authorities are for the provision of bus services specifically for schools in Sweden. These contracts usually have a shorter term, often two to three years.

        Concordia Bus Nordic also provides both express bus services, which are long distance bus services, and coach hire services, which provide chartered bus services, daily and weekend excursions, sightseeing tours and special events. Express bus services and coach hire services generated approximately 6.2% and 2.7% of total revenues in fiscal 2003, respectively.

        Since the acquisition of Concordia Bus Nordic, our ownership interest in Concordia Bus Nordic has been our principal asset. Consequently, Concordia's financial condition and results of operations will be determined to a substantial extent by the financial condition and results of operations of Concordia Bus Nordic.

        During the fiscal year, Swebus faced significant operating difficulties in the Stockholm and Uppsala regions, due largely to inadequate operational planning for our traffic schedules, which resulted in driver over-capacity during the year. These additional charges amounted to SEK 85 million during the year ended February 28, 2003 and included wages, subcontracting, maintenance and increased fuel consumption. We now believe that our usage of our driver capacity has returned to more appropriate operating levels.

        We have successfully implemented new traffic plans and initiated a program to restructure our field management operations. In addition, we have made 25 personnel redundant, which will provide an annualized cost saving of SEK 8 million. We are now implementing additional cost-cutting initiatives and have recruited new business controllers to strengthen our financial operations going forward. See the subheading "Critical Accounting Policies—Going concern matters" in this section.

        Our contracts with public transportation authorities typically provide that the level of fees depends on the volume of operations, which in many cases decline in the summer months. Our express bus and coach hire services businesses usually experience relatively high revenues from April to September and during December in a given year, as customers tend to use these services during vacation periods and periods having more favorable weather. In addition, as a result of our collective bargaining agreements, its personnel costs usually increase in the beginning of each calendar year.

        Concordia's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Note 33 to the consolidated financial statements summarizes the effect that the application of U.S. GAAP would have on Concordia's 2003, 2002 and 2001 consolidated net loss and shareholder's equity.

  Critical Accounting Policies

        The preparation of Concordia's consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include descriptions of some accounting areas that require a higher degree of complexity and/or judgment in making estimates.

  Recoverability of tangible and intangible fixed assets including goodwill

        Impairment reviews of tangible and intangible fixed assets, including goodwill, are performed whenever there is an indication of possible impairment. The carrying values of fixed assets, including goodwill related to those assets, are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal.

        One of Concordia's significant assets is its goodwill in Concordia Bus Nordic AB, which in turn has a significant goodwill allocated to its subsidiary Ingeniør M.O. Schøyens Bilcentraler A/S. If future cash flows do not develop favorably in the future, there is a risk that goodwill may be impaired and need to be written-down. Goodwill is accounted for in accordance with Swedish GAAP which in certain areas differs from U.S. GAAP. Please see Note 33 item (a), "Goodwill Amortization," to the consolidated financial statements filed as part of this Form 20-F for a description of those differences.

        In addition to goodwill, Concordia also has significant investments in buses (public services vehicles or "PSVs"). As of February 28, 2003, the carrying value of buses was SEK 1,793 million. The depreciation of these PSVs is based on a straight-line basis over their estimated useful lives which range from 10-14 years depending on the type of PSV. Recoverability of these assets being held and used is measured by a comparison of the carrying amount of the asset to the future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. If Concordia is not successful in renewing its contracts at a level such that not all of its buses will be in service, Concordia may have excess bus capacity and therefore may desire to sell these buses to third parties. In such a situation the carrying value of these buses may exceed the amount that can be recovered in a sales transaction.

  Loss making contracts

        Most of Concordia's contracts are derived from 4-6 year contracts with municipalities to provide bus services in a particular area. Under the terms of these contracts, revenues are generally indexed at a rate corresponding to a consumer price index or a price index which more closely corresponds to the company's actual cost structure in providing its services, such as an index that considers the significance of changes in diesel prices, payroll costs and other expenses. Due to changes in circumstances and because in certain situations revenues have not fully compensated for increases in costs, certain contracts have become loss making contracts. Provisions have been recorded for individual loss making contracts without consideration of expected profits on profitable contracts. Concordia may be required to record additional provisions for loss making contracts in the future if the increase in revenue from the contracts does not offset the actual increase in costs. See Note 1 to the consolidated financial statements included elsewhere in this Form 20-F.

  Accounting for taxes

        Concordia has recorded deferred tax assets for the net operating losses generated since Concordia Bus AB's acquisition of Concordia Bus Nordic (fomerly Swebus AB). Since Concordia had deferred tax liabilities amounting to SEK 239 million, SEK 179 million and SEK 98 million as of February 28, 2001, February 28, 2002 and February 28, 2003, respectively, arising primarily from the excess of tax depreciation of buses over depreciation for financial reporting, no valuation allowance has been required for these tax loss carry forwards.

        Considering our history of losses since the acquisition of Concordia Bus Nordic AB, it is not certain that we will be able to continue to offset these tax loss carry forwards against deferred tax liabilities arising from our excess of tax over book depreciation of buses.

  Going-concern matters

        Concordia has approximately SEK 2,435 million of long-term debt due to third parties, excluding long-term finance lease obligations. Our ability to service our existing debt (interest and amortization) is dependent on the underlying businesses generating sufficient cash flow. Revenues generated by the underlying businesses during the period March 1, 2002—February 28, 2003 have not been sufficient to cover their costs.

        Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and have started to see signs of significant improvements in compensation levels from their contracts with public transportation authorities. If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies' equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

        The financial statements included beginning on page F-2 have been prepared under the assumption that Concordia will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. The financial statements have also been prepared under the assumption that Concordia will be in compliance with its debt covenants for the upcoming 12-month period. If Concordia were to be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt would become due and payable.

  Currency Translation

        Concordia Finland, which comprised 8.3% of Concordia's revenues in fiscal 2003, prepares its financial statements in, and its functional currency is, the Euro. In preparing its consolidated financial statements, Concordia translates Concordia Finland's financial statements into Swedish Kronor at each reporting period. Consequently, Concordia's results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and the Euro. In addition, as of February 28, 2003, SEK 236 million of Concordia's loans relating to its Finnish operations are denominated in Euro. Concordia's policy is to hedge its currency exposure caused by its Finnish Euro loans by servicing those loans out of the Euro revenues generated by its Finnish operations. Nevertheless, Concordia may be affected by fluctuations in the rate of exchange between the Swedish Kronor and the Euro.

        SBC, which comprised 9.3% of Concordia's revenues in fiscal 2003, prepares its financial statements in, and its functional currency is, Norwegian Kroner. In preparing its consolidated financial statements, Concordia translates SBC's financial statements into Swedish Kronor at each fiscal year end. Consequently, Concordia's results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and Norwegian Kroner. Variations in exchange rates may affect Concordia's performance.

New Accounting Principles to Be Adopted in 2004 and 2005 for Swedish GAAP

        In 2004, the following recommendations, issued by the Swedish Financial Accounting Standards Council, become effective: Inventory (RR 2:02), Presentation of Financial Statements (RR 22), Investment Properties (RR 24), Segment Reporting (RR 25), Events After the Balance Sheet Date (RR 26), Financial Instruments: Disclosure and Presentations (RR 27), and Accounting for Government Grants (RR 28). In 2005, Employee Benefits (RR 29) becomes effective. Concordia has not completed its assessment of the impact of implementing the new recommendations.

New Accounting Principles to Be Adopted in 2004 for U.S. GAAP

        Effective in 2004, the following new accounting standards issued by the United States Financial Accounting Standards Board become effective: Accounting for Asset Retirement Obligations (SFAS No. 143), Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149), and Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). See Note 33 item (j), "New accounting principles to be adopted during the year ending February 29, 2004 for U.S. GAAP," to the consolidated financial statements filed as part of this Form 20-F.

Results of Operations

        The following table sets forth Concordia's results of operations for the periods indicated in terms of amounts as well as a percentage of revenues.

	Year ended February 28, 2001(2)		Year ended February 28, 2001(1)(2)		Year ended February 28, 2002(2)		Year ended February 28, 2003
	(actual)		(pro forma)		(actual)		(actual)
	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Net revenues	3,576	100.0	3,997	100.0	4,226	100.0	4,758	100.0
Operating costs	(3,299)	92.3	(3,673)	91.9	(3,999)	94.6	(4,522)	95.0
Depreciation and amortization	(364)	10.2	(416)	10.4	(394)	9.3	(404)	8.5
Gain (loss) on sale of fixed assets	65	1.8	65	1.6	20	0.5	(4)	0.1

Operating loss	(22)	0.6	(27)	0.7	(147)	3.5	(172)	3.6
Financial expenses, net	(286)	8.0	(290)	7.3	(217)	5.1	(255)	5.4
Income tax benefit	83	2.3	85	2.1	78	1.8	83	1.7

Net loss	(225)	6.3	(232)	5.8	(286)	6.8	(344)	7.2

(1)
The pro forma data for the year ended February 28, 2001 reflects Concordia's results of operations as if it had acquired SBC as of March 1, 2000.

	Concordia	SBC	PRO FORMA ADJUSTMENTS				Concordia
	Year ended February 28, 2001(2)	11-month period ended February 1, 2001	Goodwill amortization		Depreciation		Year ended February 28, 2001
	(actual)	(actual)					(pro forma) (unaudited)
	(In millions of SEK)
Net revenue	3,576	421					3,997
Operating costs	(3,299)	(374)					(3,673)
Depreciation and amortization	(364)	(32)	(12	)(a)	(8	)(b)	(416)
Gain on sale of fixed assets	65	—					65

Operating income (loss)	(22)	15	(12)		(8)		(27)
Financial expense, net	(286)	(4)					(290)
Income tax benefit	83				2	(b)	85

Net income (loss)	(225)	11	(12)		(6)		(232)

(a)    Represents an adjustment to record amortization of goodwill for the 11-month period ended February 1, 2001 as follows (in millions of SEK):

Goodwill from the acquisition	259
Annual amortization (20 year useful life)	13
Amortization for the 11-month period	12

(b)    Represents additional depreciation (and related income tax benefit) for the 11-month period ended February 1, 2001 relating to the increase in the carrying value of certain depreciable fixed assets of SBC resulting from the acquisition and the effect of conforming the useful lives of SBC's depreciable fixed assets to the useful lives used by Concordia.

(2)
Certain amounts as of and for the years ended February 28, 2002 and 2001 have been restated to give retroactive effect of a change in accounting policy under Swedish GAAP. See Note 1 to the consolidated financial statements included elsewhere in this annual report on Form 20-F for a description of the change in accounting policy and the related effects. The change in accounting policy for Swedish GAAP had no impact on the results of operations or financial position of Concordia under U.S. GAAP.

        The following table sets forth Concordia's revenues, in terms of amounts as well as a percentage of revenues, and operating income (loss), in terms of amounts and as a percentage of total operating loss, on the basis of each of its businesses:

	Year ended February 28, 2001(2)		Year ended February 28, 2001(1)(2)		Year ended February 28, 2002(2)		Year ended February 28, 2003
	(actual)		(pro forma)		(actual)		(actual)
	Amount	%	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Revenues:
Bus services for local public transportation authorities	3,092	86.5	3,508	87.8	3,714	87.9	4,243	89.2
Express bus operations	260	7.3	260	6.5	299	7.1	295	6.2
Coach hire operations	140	3.9	140	3.5	143	3.4	127	2.7
Other	84	2.3	89	2.2	70	1.6	93	1.9

Total revenues	3,576	100.0	3,997	100.0	4,226	100.0	4,758	100.0

Operating income (loss):
Bus services for local public transportation authorities	(11)	—	(16)	—	(42)	—	(73)	—
Express bus operations	20	—	20	—	21	—	25	—
Coach hire operations	18	—	18	—	10	—	5	—
Other	(49)	—	(49)	—	(136)	—	(129)	—

Total operating loss	(22)	—	(27)	—	(147)	—	(172)	—

(1)
The pro forma data for the year ended February 28, 2001 reflects Concordia's results of operations as if it had acquired SBC as of March 1, 2000.

(2)
Certain amounts as of and for the years ended February 28, 2002 and 2001 have been restated to give retroactive effect of a change in accounting policy under Swedish GAAP. See Note 1 to the consolidated financial statements included elsewhere in this annual report on Form 20-F for a description of the change in accounting policy and the related effects. The change in accounting policy for Swedish GAAP had no impact on the results of operations or financial position of Concordia under U.S. GAAP.

Year ended February 28, 2003 compared to year ended February 28, 2002

  Revenues

        Revenues increased SEK 532 million, or 13%, from SEK 4,226 million for the year ended February 28, 2002 to SEK 4,758 million for the year ended February 28, 2003. Revenues from the provision of bus services for local public transportation authorities increased by SEK 529 million, or 14%, from SEK 3,714 million for the year ended February 28, 2002 to SEK 4,243 million for the year ended February 28, 2003. SEK 431 million of the increase was derived from our new Stockholm contracts, which Swebus started to operate on March 4, 2002. The remainder of the increase is attributable to net gain from our contracts re-tendered during the prior financial year of SEK 49 million and increased revenue from contracts renewed at higher prices of SEK 49 million.

        Revenues from express bus services decreased by SEK 4 million, or 1%, from SEK 299 million for the year ended February 28, 2002 to SEK 295 million for the year ended February 28, 2003 largely due to the loss of a route concession.

        Revenues from coach hire services declined by SEK 16 million, or 11%, from SEK 143 million for the year ended February 28, 2002 to SEK 127 million for the year ended February 28, 2003 due to a decline in business activity resulting from poor economic developments in this market.

        Other revenues amounted to SEK 93 million for the year ended February 28, 2003 and SEK 70 million for the year ended February 28, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

  Loss on Sale of Fixed Assets

        Loss on sale of fixed assets is comprised of sales of real estate, buses and other assets. Gain on sale of fixed assets decreased from a gain of SEK 20 million for the year ended February 28, 2002 to a loss of SEK 4 million for the year ended February 28, 2003 due to an exceptional property gain of SEK 14 million during the year ended February 28, 2002. The difference between 2002 and 2003 was also as a result of a loss on our sale of buses of SEK 14 million during 2003.

  Operating Costs

        Operating costs consist primarily of personnel costs (which include wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 523 million, or 13%, from SEK 3,999 million for the year ended February 28, 2002 to SEK 4,522 million for the year ended February 28, 2003. This increase is due to a number of factors, which are outlined below.

        There has been an 11% increase in personnel costs, by SEK 257 million to SEK 2,597 million, for the year ended February 28, 2003 from SEK 2,340 million for the year ended February 28, 2002. The increased costs are largely due to an effective 3.2% increase in salary for employees and the cost of implementing our new traffic operations in Stockholm. In addition, our initial operating difficulties in the Stockholm and Uppsala regions necessitated increased manpower, driver recruitment and training, over-time and payments for inconvenient hours and additional subcontracting costs.

        In addition, fuel, tires and other consumable costs have increased 14% by SEK 114 million to SEK 919 million for the year ended February 28, 2003 from SEK 805 million for the year ended February 28, 2002, largely due to the new Stockholm contract, higher fuel prices compared to the previous year and increased maintenance costs due to poorly maintained used buses that were purchased for use in Stockholm.

        Other external costs increased 18% by SEK 152 million, to SEK 1,006 million for the year ended February 28, 2003 from SEK 854 million for the year ended February 28, 2002. The increase was primarily due to an increase of facility costs of SEK 42 million resulting from increased rent payable due to the sale and lease back of property of SEK 17 million, additional facilities relating to the new Stockholm contract of SEK 16 million and increased operational costs due to higher electricity prices which was compounded by a severe cold winter, of SEK 9 million. In addition, provisions for loss making contracts resulted in a charge of SEK 15 million, partially offset by the reorganization and start up costs provisions taken last year of SEK 24 million.

        An additional factor which explains the increase other external costs is that operating lease charges increased by SEK 120 million to SEK 350 million for the year ended February 28, 2003 from SEK 230 million for the year ended February 28, 2002. This increase was principally a result of increased operational leasing of buses. The total number of buses being utilized under operating leases was 1,156 as of February 28, 2003 compared to 784 buses as of February 28, 2002.

  Depreciation and Amortization

        Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs increased by SEK 10 million, or 3%, from SEK 394 million for the year ended February 28, 2002 to SEK 404 million for the year ended February 28, 2003 principally as a result of the increased use of operational leasing of buses leading to a decrease in depreciation, which was offset however, by increased depreciation as a result of investments in new buses for the Stockholm contracts and other renewed contracts where we were required to purchase busses. Total goodwill amortization was SEK 44 million for the year ended February 28, 2003 compared to SEK 45 million for the year ended February 28, 2002.

  Operating Loss

        The operating loss was SEK 172 million for the year ended February 28, 2003, compared to an operating loss of SEK 147 million for the year ended February 28, 2002. Operating loss from bus operations for local public transportation authorities was SEK 73 million for the year ended February 28, 2003, compared to an operating loss of SEK 42 million for the year ended February 28, 2002. Operating profit from express bus services increased by SEK 4 million to SEK 25 million for the year ended February 28, 2003 compared to SEK 21 million for the year ended February 28, 2002. Operating profit from coach hire services decreased from SEK 10 million for the year ended February 28, 2002 to SEK 5 million for the year ended February 28, 2003.

  Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Financial expenses net increased SEK 38 million from SEK 217 million for the year ended February 28, 2002 to net financial expenses of SEK 255 million for the year ended February 28, 2003. This increase can be primarily attributed to increased interest cost of SEK 33 million relating to the add on of EURO60 million in our senior subordinated notes on February 27, 2002 combined with decreased income of SEK 8 million due to the gain on the sale of our SPP receivable in 2002. See the heading "Liquidity and Capital Resources" in this section.

  Taxes

        The standard rate of taxation in Sweden is 28%. However, Concordia Bus has not paid any taxes for the year ended February 28, 2003 due to its loss before income taxes. The effective income tax benefit from the net loss for the year ended February 28, 2003 was 19%. The difference between the standard rate and the effective tax rate is due to nondeductible goodwill amortization of 3% and the recognition of valuation allowances related to the future tax benefits of the net losses of 6%.

Year ended February 28, 2002 compared to year ended February 28, 2001 (pro forma)

  Revenues

        Revenues increased by SEK 229 million, or 5.7%, from SEK 3,997 million for the year ended February 28, 2001 to SEK 4,226 million for the year ended February 28, 2002. Revenues from the provision of bus services for local public transportation authorities increased by SEK 206 million, or 5.9%, from SEK 3,508 million for the year ended February 28, 2001 to SEK 3,714 million for the year ended February 28, 2002. This increase is a result of an increase in the volume of kilometers of bus service under existing contracts, the winning of new contracts and renewal of existing contracts at substantially higher prices. In addition, revenue increased as a result of compensation for the cost of increased vehicle license taxes, and the application of cost indices under existing contracts.

        Revenues from express bus services increased by SEK 39 million, or 15% from SEK 260 million for the year ended February 28, 2001 to SEK 299 million for the year ended February 28, 2002. This increase is largely due to price increases and increased numbers of passengers through the acquisition of the routes previously operated by "MAS-expressen", a Swedish express coach services provider, and other new routes.

        Revenues from coach hire services increased by SEK 3 million, or 2.1%, from SEK 140 million for the year ended February 28, 2001 to SEK 143 million for the year ended February 28, 2002, largely as a result of increased tour and conference activity, price increases and expansion of operations in Malmo—Sweden's third largest city.

        Other revenues amounted to SEK 84 million for the year ended February 28, 2001 and SEK 70 million for the year ended February 28, 2002. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

        During the year ended February 28, 2002, revenues of SEK 3,274 million were generated in Sweden, revenues of SEK 508 million were generated in Norway, and revenues of SEK 374 million were generated in Finland from bus operations.

  Gain on Sale of Fixed Assets

        Gain on sale of fixed assets is comprised of gains and losses of real estate, buses and other assets held by Swebus. Gain on sale of fixed assets decreased from SEK 65 million for the year ended February 28, 2001 to SEK 20 million for the year ended February 28, 2002. Of this amount, SEK 14 million was due to the sale of properties, some of which were immediately leased back, and SEK 6 million to the sale of used buses.

  Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs (which include depot costs and head office administrative costs). Operating costs increased by SEK 327 million, or 8.9%, from SEK 3,673 million for the year ended February 28, 2001 to SEK 3,999 million for the year ended February 28, 2002. This increase is due to a number of factors, which are outlined below.

        There has been a 5.3% increase in personnel costs, by SEK 118 million to SEK 2,340 million, for the year ended February 28, 2002 from SEK 2,222 million for the year ended February 28, 2001. The increased costs are largely due to increased volume as a result of new contracts and general volume increase and also due to overtime coverage as a result of extra holiday time taken by employees during the period compared to last year. There has also been an effective 3.4% increase in salary for Swebus' employees. The increase was mitigated by productivity gains from our new traffic planning system of approximately SEK 9 million.

        In addition, fuel, tires and other consumable costs have decreased 1.9% by SEK 16 million to SEK 805 million for the year ended February 28, 2002 from SEK 821 million for the year ended February 28, 2001, largely due to a decrease in the average price per liter of diesel fuel. The reduction in maintenance costs resulting from our new purchasing agreements also had a beneficial impact. We also had higher uninsured damage costs of SEK 19 million.

        Other external costs increased 34.1% by SEK 217 million to SEK 854 million for the year ended February 28, 2002 from SEK 637 million for the year ended February 28, 2001. The increase resulted mainly from a increased cost of fuel sold and selling costs related to our express bus activities.

  Depreciation and Amortization

        Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 22 million, or 5%, from SEK 416 million for the year ended February 28, 2001 to SEK 394 million for the year ended February 28, 2002 principally as a result of the increased operational leasing of buses. There was an exceptional write down of buses of SEK 11 million during the year.

  Operating Loss

        The operating loss increased by SEK 120 million from a loss of SEK 27 million for the year ended February 28, 2001 to a loss of SEK 147 million for the year ended February 28, 2002, as a result of reduced gain on sale of fixed assets compared to last year of SEK 45 million, provisions for the restructuring of our bus services for local public transportation authorities of SEK 17 million and startup costs relating to our new Stockholm contract of SEK 7 million. There was a reduced gain on sale from the prior year as a result of a reduction in the number of facilities sold. Operating loss from bus operations for public authorities increased by SEK 26 million from a loss of SEK 16 million for the year ended February 28, 2001 to a loss of SEK 42 million for the year ended February 28, 2002. This was due to a combination of improved revenues and the effect of cost reduction initiatives. Operating profit from express bus services increased by SEK 1 million to SEK 21 million for the year ended February 28, 2002 compared to SEK 20 million for the year ended February 28, 2001. Operating profit from coach hire services decreased by 8 million to SEK 10 million for the year ended February 28, 2002 compared to the corresponding period in the prior year.

  Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Financial income and expenses net decreased SEK 73 million from SEK 290 million for the year ended February 28, 2001 to SEK 217 million for the year ended February 28, 2002. This decrease can be primarily attributed to unrealized exchange gains relating to Euro loans amounting to SEK 68 million compared with the corresponding period last year. See the heading "Liquidity and Capital Resources" in this section.

  Taxes

        The standard rate of taxation in Sweden is 28%. We did not pay any taxes for the year ended February 28, 2002. The effective tax rate for the fiscal year ended February 28, 2002 was 21%. The effective tax rate for the fiscal year ended February 28, 2002 was 21% as compared to 27% for the year ended February 28, 2001. The differences in tax rates primarily refer to valuation allowances for the Finnish operating loss tax carryforwards and nondeductible amortization of goodwill.

B.    Liquidity and Capital Resources

        We entered into the senior facilities agreement in January 2000 in connection with our acquisition of Concordia Bus Nordic. Since then, Concordia has achieved faster than expected growth (with consequent impact on our financial flexibility and liquidity). In addition, at the time of the original senior facilities agreement, it was contemplated that our acquisition of SBC would occur in March 2002, and we expected that the senior facilities agreement would have been renegotiated or refinanced by that time. However, Schøyen Group exercised its option to sell us SBC earlier than expected, and the acquisition of SBC occurred in February 2001. The resulting changes to Concordia's consolidated financial results and group structure caused the terms and amortization schedule of the senior facilities agreement to be misaligned with our business model and made compliance with certain covenants under the senior facilities agreement open to interpretation and more difficult than we or our senior lenders anticipated. We therefore renegotiated the terms and amortization schedule of the senior facilities agreement such that there would be no scheduled amortization payments until January 15, 2004. In connection with the foregoing changes, the amended senior facilities agreement also contains revised covenants which are intended to be more closely calibrated with our revised group structure and growth profile and to provide more flexibility with respect to our future operating and liquidity needs.

        On February 27, 2002, we issued an additional Euro 60 million of senior subordinated notes, which have the same terms, maturity and interest rate as the Euro 100 million senior subordinated notes we issued in February 2000. The net proceeds of the issuance of the Euro 60 million senior subordinated notes was approximately Euro 57.4 million, after the deduction of underwriting discounts and fees and expenses. The net proceeds were used on the last day of the 2002 fiscal year to:

  (a)
  Prepay a portion of our outstanding debt under our senior facilities as well as indebtedness of SBC. We prepaid SEK 153 million of the outstanding balance of our term loans under the senior facilities and repaid SEK 110 million and SEK 40 million of the outstanding balance of our revolving and overdraft facilities under the senior facilities. Interest was charged on that portion of the senior facilities that was repaid at a rate of 1.75% per annum over 1, 3 or 6 month STIBOR, NIBOR or EURIBOR (as applicable). The effective rate for the year ended February 28, 2002 was approximately 6.11% on the senior facilities. We used the equivalent of SEK 85 million of the proceeds to prepay SBC's debt. With respect to the SBC debt prepaid, interest accrued on SEK 36.9 million of such debt at the rate of NIBOR plus a margin of 0.30%; interest accrued on SEK 31.9 million of such debt at fixed interest rates ranging from 5.334% to 6.329%, depending on the tranche; and interest accrued on SEK 15.7 million of such debt at a fixed interest rate of 5.2119%; and

  (b)
  Purchase buses. The purchase of buses was in connection with our two substantial new contracts in Sweden that commenced in March 2002, which required us to acquire approximately 245 buses, 143 of which are buses we purchased from the former holder of these contracts at a price of SEK 150 million. Although our goal is to acquire buses under operating leases rather than to purchase them ourselves, the 143 used buses required under the contracts did not fall within the operating lease arrangements we have for that purpose. We used SEK 150 million of proceeds to purchase some of these used buses.

        Concordia will require cash principally to repay indebtedness incurred in connection with financing the acquisition of Concordia Bus Nordic. Most of this indebtedness is comprised of the senior subordinated notes and the borrowings under the senior facilities outstanding after the issuance of the senior subordinated notes. The outstanding amount of the senior subordinated notes is Euro160 million and the senior subordinated notes will mature on February 15, 2010. Interest, accruing at a rate of 11% per annum, is payable on February 15 and August 15 of each year until maturity.

        Our senior debt facilities currently include a term loan of SEK 850 million, a bullet loan of SEK 125 million, a general-purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million. The loan accrues interest of STIBOR or EURIBOR plus 1.25%—2.00%. As of February 28, 2003, SEK 962 million of this facility was outstanding net of pending mandatory prepayments of SEK 13 million. As of February 28, 2003 Concordia had total net indebtedness of SEK 2,264 million. The interest expense for the year ended February 28, 2003 was SEK 234 million.

        Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. You should read the information under the subheading "Foreign Exchange" in "Item 11. Quantitative and Qualitative Disclosure About Market Risk."

        Net cash provided by operating activities was SEK 11 million for the year ended February 28, 2003 and SEK 95 million for the year ended February 28, 2002; SEK 72 million was used in operating activities for the year ended February 28, 2001. The decrease in cash provided by operating activities for fiscal 2003 compared to fiscal 2002 is primarily due to the increased loss after financial items and the impacts on our cash flows from increases in current receivables during the period combined with decreases in our current liabilities in fiscal 2003.

        The increase in net cash from operating activities for the year ended February 28, 2002 compared to fiscal 2001 was largely caused by the SEK 51 million increase in interest costs being offset by an SEK 110 million decrease in working capital. The increase in interest costs is a result of increased interest rates and a weakening of the Swedish Krona against the Euro. Only 50% of the euro loan interest is hedged. The decrease in creditors for the period to February 28, 2002 resulted from a decrease in accounts payable of SEK 23 million and a decrease in value-added tax for payables of SEK 61 million. The increase in interest costs in fiscal 2002 resulted from increased annualized costs of borrowing and increased interest costs due to our issue of senior subordinated notes in February 2000.

        Capital expenditures totaled SEK 216 million for the year ended February 28, 2003. This amount was partially offset by proceeds of SEK 75 million from the sale of buses, land and buildings, machinery and equipment and a gain of SEK 7 million from the sale of financial fixed assets. We therefore had a net cash flow used in investing activities of SEK 134 million.

        Capital expenditures primarily consisted of purchases of equipment and buses. The high capital expenditure is primarily due to investments in buses for the new Stockholm contracts during the fiscal 2003 first quarter of SEK 151 million. These buses were financed in connection with a debt restructuring completed in February 2002. Of the remaining capital expenditures of SEK 65 million, SEK 17 million relates to purchases of equipment and SEK 10 million for the purchase of old gas buses. We have secured finance leases for some of these buses for a period of 4 years. The remaining expenditure of SEK 38 million relates to necessary bus improvements under our new contracts and compliance with environmental regulations requiring CRT filters on engines.

        During the year ended February 28, 2002 properties worth SEK 145 million were sold, and the remaining proceeds were generated from other asset sales, primarily sales of used buses. The SPP (Alecta) receivable was sold during the same period, providing cash of SEK 81 million, of which SEK 34 million was paid to the previous owners of Concordia Bus Nordic.

        We have complied with all our covenants as of February 28, 2003. With regard to our liquidity position, in addition to a cash balance of SEK 199 million as of February 28, 2003, we also have access to an un-drawn revolver and to overdraft facilities of SEK 150 million in total. In our opinion, the existing facilities are adequate for managing Concordia's present working capital requirements.

        Concordia has entered into operating lease agreements to finance a portion of its bus fleet. As of February 28, 2003, 1,156 of Concordia's approximately 3,949 buses were financed through operating lease arrangements. The net present value of outstanding obligations for buses as of February 28, 2003 was SEK 945 million.

        The operating lease arrangements are entered into with a limited number of lessors and with residual value guarantees from the bus manufacturer at substantially similar contractual arrangements.

        The lease term for a specific bus is established to match the underlying contract that the specific bus is intended to serve, normally a lease term of 3-5 years with an option for Concordia to extend the lease period. These arrangements also contain residual value guarantees from the bus manufacturer, whereby the manufacturer guarantees to buy the used bus at a pre-determined residual value at the end of the lease term from the lessor. Thereby, Concordia has been able to eliminate the underlying risk of being forced to finance the residual value of its operating lease portfolio.

        The structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the fair value at inception and the estimated depreciation of the vehicle during the lease term. If we are successful in renewing or extending a local public transportation authority contract, our leasing contract can be renewed at terms based on the fair value at the date of the extension. This may result in lease payments which are lower than the payments during the initial term. Our accounting for these lease payments are such that the leasing fees during the first lease period is expensed on a straight line basis over the duration of the renewal period. The lease costs for any extension or renewal period will be expensed over any such period.

        In a situation where Concordia is not able to pay outstanding lease fees, the lessor has the right to retain the buses at Concordia's expense and also obtain additional compensation based on the outstanding leasing fees at the time when the non-payment situation occurred.

        As a result of Concordia's acquisition of Concordia Bus Nordic and its subsidiaries, management has implemented a program to dispose of the company's properties. This program was designed to provide Concordia with operating flexibility so that if a contract was lost, any related property leases could also be disengaged. Concordia is now in the final phase of this restructuring and, as a result, a number of the previously owned properties are now leased by Concordia. The leasing period for properties considered strategic for Concordia is 10-15 years and lease agreements for properties that are intended to serve an underlying contract is limited to the contract period. The net present value of outstanding obligations for properties as of February 28, 2003 was SEK 58 million.

        The following table summarizes Concordia's contractual obligations and the expected settlement dates for the different obligations:

		Payments due by period:
	Total	less than 1 year	1-3 years	4-5 years	after 5 years
	(in millions of SEK)
Contractual obligations:
Long-term debt	2,435	138	550	287	1,460
Operating leases	1,143	385	513	199	46
Financial leases	33	8	15	8	2

Total contractual cash obligations	3,611	531	1,078	494	1,508

        For a discussion of some of the critical terms or covenants which could result in an acceleration of our debt, see the subheading "C. Material Contracts" in "Item 10. Additional Information."

Market Risk

        In order to protect us against fluctuations in the price of diesel fuel, Concordia annually enters into derivatives contracts in order to fix the non-tax portion of the price of diesel fuel for its bus operations for the year. We currently have hedges in place for diesel fuel costs for the period from March 1, 2003 to February 28, 2004. We seek to reduce this exposure through managing our fuel price exposure in SEK and have entered into forward purchase contracts for 37% of our fuel requirement for the next financial year. We believe this managing of our diesel fuel price exposure, together with the protection provided through the diesel fuel price indexation provisions in many of our contracts, will effectively provide a combined hedge covering approximately 77% of our projected diesel fuel costs in fiscal year 2004. See the subheading "Fuel Prices" in "Item 11. Quantitative and Qualitative Disclosure About Market Risk."

        As at February 28, 2003, SEK 739 million of indebtedness had a floating rate of interest based on STIBOR. In addition, as of February 28, 2003, SEK 1,696 million of our loans were denominated in Euros. We have entered into collar arrangements through the sale of puts and the purchase of calls to limit the fluctuation in the amount of our interest payments on the senior subordinated loans, in Swedish Kronor, by limiting our exposure to potential fluctuations in the Swedish Kronor/Euro exchange rate. We have structured the sale of the puts and the purchase of the calls such that these derivative contracts result in a net zero cost to us. Our policy regarding our operating subsidiary in Finland is to manage, to the extent possible, our currency exposure caused by our Euro loan within the senior debt by servicing that loan out of the Euro revenues generated by our Finnish operations. We have also entered into Euro interest rate swaps to manage some of our loans in Finland. See the subheadings "Interest Rates" and "Foreign Exchange" in "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

C.    Research and Development, Patents, Licenses, etc

        Not applicable.

D.    Trend Information

        During the financial year ended February 28, 2003, we have submitted tenders for 1,011 buses out of the 1,374 that were open for competitive tenders. Of these, we already operated 409 buses. We have re-won and retained 113 buses and also gained new contracts on 198 buses providing a net renewal rate of 76%.

        Pricing on contracts won was higher by 16%. Our biggest loss was a contract for 60 buses in Norway. In Sweden, losses were due to price competition from smaller players in northern parts of Sweden where we do not have a strong presence. We believe that the resulting impact of these gains by the new incumbents will not harm our competitive position. In February 2003, our subsidiary in Sweden was awarded a major contract for approximately 200 buses by the Scaraborg CPTA. One of our competitors, Buss i Vast, filed a complaint against this decision of the CPTA. The court ruled in favor of the CPTA on June 25. Our competitor has ten days from the decision to make an appeal to a higher court. The contract begins on January 1, 2004.

        We have finalized contractual agreements with our unions for fiscal 2004, which will lead in Sweden to an effective pay increase of 3.7%, and for fiscal 2005, which will lead to a further effective pay increase of 4.2%. In addition, effective January 1, 2003, our pension costs have increased by 2%. It is not clear at the present time whether the indexation on our CPTA contracts will fully compensate us for these cost increases.

        During fiscal 2004, we expect that approximately 1,211 buses will be available for CPTA contract tenders in Sweden, of which 34% are currently operated by Swebus. We believe that we can significantly improve our margins in the re-tendering for these contracts (some of which we currently operate at a loss). In Finland, the key tender for fiscal 2004 is a tender contract for 89 buses in Vanta which we currently operate at a loss. In Norway, we expect that 425 buses will be available for tender, of which SBC currently operates 60 buses. We believe that we have an opportunity to increase our market share through geographical expansion in the Ostfold and Hamar regions. In June 2003, SBC won a tender in the Ostfold region for approximately 60 buses, which is currently operated by Norges Buss. SBC will start operating this contract on January 1, 2004. We expect the contract to provide annual revenues of NOK 63 million (approximately SEK 71 million). The contract is for 5 years, with an option, subject to agreement by both parties, to extend for a further 2 years.

        We have undertaken a strategic review of our operations and are currently evaluating a number of options to strengthen our capital base, including through a deleveraging of our capital structure.

        Management believes that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Board of Directors

        Under the Swedish Companies Act of 1975, the Board of Directors has ultimate responsibility for the organization of Concordia and the management of Concordia's affairs. Concordia's Articles of Association provide for a Board of Directors elected by its shareholders of not fewer than three nor more than ten directors. Under Swedish law, the chief executive officer of a company and at least half of the members of the Board of Directors must be resident in an European Economic Area country unless the Swedish government or an authority appointed by the Swedish government grants an exemption. In a public limited liability company, like Concordia, the chief executive officer may not also serve as the Chairman of the Board of Directors.

        Information concerning the Directors of Concordia is set forth below.

Name	Age	Position
Harald Arnvaern(1)	64	Director
Frode Larsen(1)	51	Director
Robert Doumar(2)	40	Director
Richard Sharp(2)	47	Chairman and Director

(1)
Appointed by Schøyen Group.
(2)
Appointed by Bus Holdings.

        Harald Arnvaern has been a member of the Concordia Board of Directors since June 2001. Mr. Arnvaern has been a partner at the Norwegian law firm Haavind Vislie since 1989. He is the Chairman of the Board of Schøyen Group, Garantiinstituttet for Eksportkredit, AS Vinmonopolet, Fjellinjen AS and A. Falkenberg Eftf. AS. He is also a member of the Board of Finans Forvaltning Navigare AS, Nordea Abp, and Energiselskapet Buskerud AS. Mr. Arnvaern was born in 1939 and received his law degree from the University of Oslo in 1964.

        Frode Larsen has been a director since 2001 and the Chief Executive Officer since he joined Concordia in January 2000. Mr. Larsen joined Schøyen Group in 1989 and served as Managing Director of SBC from 1989 to 1990. He also served as Deputy Chairman of Schøyen Group from 1991 to 1992 and became president of Schøyen Group in 1992. After his appointment as CEO of Concordia, Mr. Larsen continued to serve as president of Schøyen Group, and he currently divides his time equally between the two positions. He is also the Chairman of the Board of Directors of Schøyen Group, Finans Gruppen Navigere AS, Schøyen Group International Ltd. and is a member of the Board of Benefits Insurance Company Ltd. and AS Anlegg. Mr. Larsen was born in 1952 and graduated from the Norwegian School of Economics and Business Administration in 1976 with a degree in business.

        Robert Doumar has been a member of the Concordia Board of Directors since January 14, 2000. Mr. Doumar has been a Managing Director—Investment Banking Division at Goldman, Sachs & Co. since 1998. He is a director of Go Outdoor Systems Holdings S.A. Mr. Doumar was born in 1963 and received JD and MBA degrees from the University of Virginia in 1989 and his AB degree from Brown University in 1985.

        Richard Sharp has been a member of the Concordia Board of Directors since January 14, 2000. Mr. Sharp has been a general partner at Goldman, Sachs & Co. since 1994 and a Managing Director since 1996. He joined Goldman Sachs in 1984. Mr. Sharp was born in 1956 and received his MA degree from Oxford University in 1978.

        The Shareholders Agreement (as defined) between Schøyen Group, Bus Holdings and other parties (discussed in the section "Principal Shareholders") provides that specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness, require that at least one supervisory board member nominated by both Schøyen Group and Bus Holdings approve the transaction. The supervisory board of Concordia Bus BV is comprised of five members: two elected by SG, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Schøyen Group.

Senior Management

        Day to day management of Concordia has been delegated by Concordia Bus BV under the shareholders' agreement between Schøyen Group, Bus Holdings and other parties (discussed in the section "Principal Shareholders") to Concordia Bus BV's management board which is comprised of the following persons:

Name	Age	Position	Year First Employed
Frode Larsen	51	Chief Executive Officer	2000
Vasant Mistry	45	Chief Financial Officer	2000
Georg Kervel	49	Risk Management and Treasury Officer	2000

        Frode Larsen is both Chief Executive Officer and a director. You should read the information under the heading "Board of Directors" for information regarding Mr. Larsen.

        Vasant Mistry has been the Chief Financial Officer of Concordia since he joined Concordia in January 2000. Prior to joining Concordia, Mr. Mistry worked for Schøyen Group as the Executive Director for Finance beginning in September 1998. He served as a Group Finance Director for the Avis Rent-a-Car division covering Norway, Sweden and Iceland from 1995 to 1998. From 1990 to 1995, he served as the Director for Business Planning and the Director for Pricing and Marketing Distribution for Hertz Rent-a-Car's Europe, Middle East, and Africa Division, based in London.

Mr. Mistry is a chartered accountant and has been a member of the Institute of Chartered Accountants in England and Wales since 1986. He was born in 1958.

        Georg Kervel has been the Risk Management Officer of Concordia since he joined Concordia in January 2000. Prior to joining Concordia, Mr. Kervel worked for Schøyen Group, beginning in 1992. He became a senior executive director of Schøyen Group in 1998, with primary responsibility for SG's financing and liquidity requirements. He has served on the investment committee of Oslo Fond Forvaltning AS since 1990. In addition, he also served as a member of the Board of Finans-Forvaltning AS and was chairman of Baerum municipal pension fund from 1994-1996. He is a member of the Board of Liva Bil AS and Skiens Aktiemolle AS. Mr. Kervel was born in 1954 and received a business degree from the Norwegian School of Economics and Business Administration in Bergen in 1976.

        The following are members of senior management of Concordia that are not members of Concordia Bus BV's management board:

Name	Age	Position	Year First Employed
Jan Bosaeus	42	Managing Director (Swebus AB)	2002

        Jan Bosaeus is the Managing Director of Swebus AB. He has been the Managing Director of Swebus since mid October 2002. From May 2002 he worked as Director of Asset Management in Swebus. From 1999 to 2002 he was in the senior management team of Kalmar LMV Sweden AB, with responsibility for after-sales. He was born 1960 and received a Business Degree from IHM Business School in 1997.

Name	Age	Position	Year First Employed
Stefan Carlén	46	Managing Director (Swebus Express AB)	1983

        Stefan Carlén is the Managing Director of Swebus Express AB. Stefan has extensive experience within the bus industry. He joined SJ Buss in 1983 and has held different positions both within SJ Buss and Swebus. In 1999 Stefan became director of Express Division in Swebus.

Name	Age	Position	Year First Employed
Per-Erik Ericson	57	Managing Director (Interbus AB)	1975

        Per-Erik Ericson is the Managing Director of Interbus AB. Per-Erik joined Interbus in 1975 and has been Managing Director since 1983. He has 31 years of bus industry experience.

Name	Age	Position	Year First Employed
Jouni Gustafsson	35	Managing Director (Concordia Finland)	2001

        Jouni Gustafsson is the Managing Director of Concordia Finland. He has been the Managing Director of Concordia Finland (formerly Stagecoach Finland) since April 2002. From June 2001 to April 2002, he worked as the Finance Director at Concordia Finland. Mr. Gustafsson was born in 1967 and received a degree in economics from the Helsinki School of Economics and Business Administration in Finland in 1991.

        The senior management of SBC is comprised of the following person:

Name	Age	Position	Year First Employed
Sjur Brenden	41	General Manager (SBC)	2000

        Mr. Brenden was born in 1961 and received an MBA in 1989 in Sundsvall, Sweden. He became the General Manager of SBC in 2000, prior to that he was General Manager of Sporveiebussene AS. He is a member of the Board of Sporveies Annansene AS.

B.    Compensation

        The aggregate fee paid to Concordia's Board of Directors and the senior management for the year ended February 28, 2003 was SEK 14 million. The aggregate compensation expected to be paid to elected members of Concordia's Board of Directors will be less than SEK 500,000 for the year ended February 28, 2004.

        In addition, the directors and senior management of Concordia may receive options under Concordia Bus BV's share option plan. This option plan provides that the management board of Concordia Bus BV may grant share options to officers, directors or employees of any of Concordia Bus BV or its subsidiaries, including Concordia and Concordia Bus Nordic, at market value on their date of issue relating to up to 2.5% of the issued ordinary share capital of Concordia Bus BV. No options have been granted to directors or senior management under the option plan.

        Concordia has a bonus plan for its senior executives based on achieving annual objectives, and established by the Board of Directors. This bonus can be worth up to 100% of the executive's base salary.

        Pension cost for senior management for the year ended February 28, 2003 amounts to SEK 7 million. There are no retirement benefits to the senior management.

C.    Board Practices

        Our directors are elected for a period of one year, with the possibility for re-election each year at the annual general shareholders meeting. There are no benefits upon termination of employment. Our ultimate parent company, Concordia Bus B.V. has a Supervisory Board comprised of two members elected by Schøyen Group and two members elected by Bus Holdings, with a chairman chosen as a fifth member by Bus Holdings and who is reasonably acceptable to Schøyen Group. This Supervisory Board sets the yearly remuneration for both the directors and the management of Concordia Bus AB. We have no formal audit committee. Our Board of Directors receives monthly reports from management as to financial condition and a sub-group of our Board meets with management approximately every two months to discuss the financial results. In addition, our auditors present their findings and discuss any material audit issues with our Board of Directors at least annually and with the Supervisory Board of Concordia Bus BV once a year as well.

D.    Employees

        The average number of persons (including executive directors) employed by during each of the last three fiscal years was:

	Sweden	Finland	Norway
For the year ended February 28, 2001	5,272	703	721
For the year ended February 28, 2002	5,384	745	795
For the year ended February 28, 2003	5,950	759	775

E.    Share Ownership

        No member of the Board of Directors or of Management beneficially owns at least one percent of the ordinary shares. See subheading "B. Compensation," above, for a discussion of the share option plan available to directors and senior management of Concordia.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        Concordia Bus BV, a company organized under the laws of The Netherlands, owns 100% of the share capital of Concordia Bus Holding AB, which owns 100% of the share capital of Concordia. Through its ownership of Concordia Bus Holding AB, Concordia Bus BV indirectly controls Concordia.

        The issued ordinary shares of Concordia Bus BV are owned approximately 51.00% by Bus Holdings, an affiliate of Goldman Sachs International, 47.15% by SG, and 1.85% by members of management and others.

Subscription and Shareholders' Agreement

        Schøyen Group, Bus Holdings and other parties have entered into a subscription and shareholders' agreement as the shareholders of Concordia Bus BV. The shareholders' agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs, be comprised of five members: two elected by Schøyen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Schøyen Group. Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness require that at least one supervisory board member nominated by Schøyen Group and one supervisory board member nominated by Bus Holdings approve the transaction. Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Schøyen Group and Bus Holdings. The members of this management board are members of senior management of Concordia. For further information about management see the subheading "A. Directors and Senior Management—Senior Management" in "Item 6. Directors, Senior Management and Employees" The shareholders' agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring-along rights, and provisions regarding change of control. If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring-along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

        In conjunction with the shareholders' agreement, Schøyen Group and Bus Holdings caused Concordia Bus BV to create a share option plan and enter into a management services agreement with Concordia Bus Management A/S, a wholly owned subsidiary of Concordia Bus BV, and caused Concordia Bus Management A/S to enter into service agreements with members of Concordia Bus BV's management board who are members of senior management of Concordia. For further information about these agreements and the options plan see the section "B. Related Party Transactions," below.

B.    Related Party Transactions

        Two of the supervisory board members of Concordia Bus BV, the parent company of Concordia Bus AB are appointed by Schøyen Gruppen A/S ("Schøyen Group") and two are appointed by Bus

Holdings S.A.R.l, an affiliate of Goldman Sachs International. Each director of Concordia may receive compensation for services in that capacity. Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia and he was formerly a director of Concordia Bus AB and remains a director of certain of our operating subsidiaries.

        Under a lease arrangement between Schøyen Group and Ingeniør M.O. Schøyens Bilcentraler A/S, Schøyen Group has leased depots and other real property to SBC for a period of ten years ending in 2009. The rentals paid were SEK 15 million, SEK 14 million, and SEK 13 million for the years ended February 28, 2003, 2002 and 2001, respectively.

        Schøyen Prosjekt and Finans ASA, an affiliated company of Schøyen Group, was engaged to provide consulting services in relation to the acquisition by Concordia of Sporveiebussen AS, an operator of approximately 160 buses in Norway. The fees paid for their services were SEK 0.3 million and SEK 0.6 million for the years ended February 28, 2002 and 2001, respectively. In addition, they have been engaged in connection with securing the sale and leaseback of properties belonging to Swebus. For the year ended February 28, 2002, their fees for this service were SEK 2.4 million and SEK 0.5 million for the years ended February 28, 2002 and 2001, respectively. No services were provided by Schøyen Prosjekt and Finans ASA during the year ended February 28, 2003.

        In addition to being 18% owned by SG, Schøyen Prosjekt and Finans ASA is 72% owned by Finans Forvaltning AS. Finans Forvaltning AS is 51% owned by Frode Larsen, 22.25% owned by Georg Kervel, and 4.5% owned by Harold Arnvaern.

        Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to Concordia Bus AB and its subsidiaries. A management fee has been charged to Concordia Bus AB and their subsidiaries for these services amounting to SEK 23 million, SEK 25 million, and SEK 31 million for years ended February 28, 2003, 2002 and 2001, respectively.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 17.

Legal Proceedings

        None.

Dividend Distribution Policy

        Not applicable.

B.    Significant Changes

        None.

Item 9.    The Offer and Listing

        (Items 9A 1-3, 9A 5-7, B, D, E and F are not applicable).

A.    4. Market Price Information

        Not applicable.

C.    Markets

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

  1.
  Our Articles of Association adopted on December 30, 1999 provide that our principal objective is to carry on the business of a holding company. Section 3 provides: "The purpose of the Company's business is to own and hold in trust goods and chattels, primarily shares in subsidiary companies. Furthermore the Company will pursue financial business comprising letting of goods and chattels, especially vehicles, trade in securities and currencies as well as to conduct other activities related thereto. However, the Company will not pursue business as intended in the Banking Business Act or the Act on Credit Market Companies."

  2.
  Our Articles of Association are silent on the powers of our directors in many areas of company governance; in such instances, their powers are governed by the Swedish Companies Act (1975). A director may not involve himself with matters relating to agreements between himself and us. A director cannot enter into an agreement with us regarding his own remuneration. A director is also prohibited from dealing with matters relating to agreements between us and a third party if the director has a material interest in the matter which is contrary to our own interests. (Swedish Companies Act, chapter 8, section 20). We may not grant cash loans to, or furnish securities for, a person who is one of our directors or a director of another company in our Group. Cash loans and securities are also prohibited if they are made to, or furnished for, close relatives of directors. (Swedish Companies Act, chapter 12, section 7). There are no requirements under Swedish law regarding the retirement or non-retirement of directors due to them reaching a certain age. There are no requirements under Swedish law for our directors to hold any of our shares.

  3.
  Our Articles of Association state that all of the directors stand for re-election each year at the annual general meeting of shareholders, which must be held annually within six months after the expiration of the financial year. We have issued one class of stock, ordinary shares, all of which are owned by Concordia Bus Holding AB.

  4.
  Our Articles of Association do not describe the actions necessary to change the rights of holders of our shares. Under Swedish company law, to change the rights of holders of stock the Articles of Association have to be changed at the annual general shareholders' meeting. In general, amendments to the Articles of Association are valid provided the shareholders in favor of the amendment represent two-thirds both of the votes cast and of the shares represented at the meeting. (Swedish Companies Act, chapter 9, section 30).

    To make amendments regarding already issued shares:

    1.
    to reduce the shareholders' rights to our profits or other assets;

    2.
    to restrict the right to acquire our shares; or

    3.
    to alter the legal relationship between shares

    shareholders representing nine-tenths of all shares present at the annual general meeting must support the resolution. (Swedish Companies Act, chapter 9, section 31).

    To make amendments which:

    1.
    limit the number of votes that a shareholder may cast at a general meeting, or

    2.
    regulate the distribution of profits or remaining assets in connection with the winding up of the company shareholders representing nine-tenths of the shares present at the annual general meeting must vote by a two-thirds majority in favor of the resolution. (Swedish Companies Act, chapter 9, section 32).

  5.
  The covening of general meetings and extraordinary general meetings is the responsibility of the Board of Directors. (Swedish Companies Act, chapter 9, section 12). Notice of the annual general meeting, and extraordinary general meetings where changes in the Articles of Association will be discussed, have to be issued not earlier than six weeks and not later than four weeks before the meeting. Notice of other extraordinary general meetings has to be issued not earlier than six weeks and not later than two weeks before the meeting. (Swedish Companies Act, chapter 9, section 13). A general meeting must be convoked pursuant to the Articles of Association. (Swedish Companies Act, chapter 9, section 14). Shareholders who are registered in the share register are empowered to attend such meetings and to take part in the discussions there and to vote. (Swedish Companies Act, chapter 9, section 2). Our Articles of Association state that the annual general meeting of shareholders shall be convoked through advertisement in Dagens Nyheter and in Post och Inrikes Tidningar.

  6.
  No share may be offered for transfer to a person who is not previously one of our shareholders without first offering such shares by pre-emptive right to our other shareholders, by notification in writing to our Board of Directors. Such other shareholders shall have a period of two months to submit a written claim for pre-emption to us. (Articles of Association, section 10). There are no limitations under Swedish law on the right to own our securities or for non-resident or foreign shareholders to hold or exercise voting rights on our securities.

  7.
  None.

  8.
  None.

  9.
  None.

  10.
  None.

C.    Material Contracts

  (a)
  A management services agreement, by and among, Concordia Bus Management A/S, CB Bus AB (publ)*, Ingenior M. O. Schøyens Bilcentraler A/S and Concordia Bus BV, dated January 14, 2000, for the purpose of providing management services to Concordia and for detailing the terms of the service contracts, including the provision of a share option plan for the granting of options to officers and directors of Concordia Bus BV and its subsidiaries relating to 2.5% of the issued ordinary share capital of Concordia Bus BV.

  (b)
  Concordia, as borrower and guarantor, SBC, as guarantor, Concordia Bus Nordic AB, as guarantor, Christiania Bank og Kreditkasse ASA, as senior agent and security agent, Christiania Bank og Kreditkasse ASA and Den norske Bank ASA, as senior creditors, and various of the Group companies, as intercompany creditors and intercompany debtors, entered into a priority agreement, dated January 14, 2000, which was acceded to by Swebus AB, as borrower and guarantor, Stagecoach Finland OY, as guarantor, Enköping-Bålsta Fastigheter AB, as guarantor, Swebus Sverige AB, as guarantor, Alpus AB, as guarantor, Enköping-Bålsta Fastighetsbolag AB, as guarantor, and Malmfältens Omnibus AB, as guarantor, on January 14, 2000. We refer to this agreement, as amended and restated, as the priority agreement. The priority agreement sets out, among other things, the respective rights of various creditors with respect to the ranking of debt, security and enforcement and defines the circumstances in which payments on that debt may be made.

    Until the senior facilities, and any hedging liabilities, have been discharged, without the consent of the senior lenders and hedging creditors and subject to specific exceptions, no payment may be made in respect of intercompany debts where there is a payment or specified other defaults under the acquisition facility or Swebus facility agreements which we call, collectively, the senior facilities.

    The priority agreement restricts each borrower, guarantor and intercompany creditor or debtor from, among other things, granting security in respect of the intercompany debt while any amounts are due under the senior facilities. Rights to take enforcement action against an intercompany debtor with respect to the intercompany debt are also severely restricted.

    The priority agreement provides that, as among the parties thereto, the proceeds of all recoveries will be applied as follows:

    •
    first, to the amounts owing under the senior facilities agreements and liabilities to hedging banks (pari passu, without any preference between themselves); and

    •
    second, to intercompany indebtedness.

  (c)
  Indenture, dated February 7, 2000 between CB Bus AB (publ)* and Bankers Trust Company, in respect of Concordia Bus AB's Euro 160,000,000 11% Senior Subordinated Notes due February 15, 2010. On February 7, 2000 we issued Euro 100,000,000 in aggregate principal amount of 11% Senior Subordinated Notes due 2010. The net proceeds from this offering were approximately Euro 94.5 million including expenses incurred in connection with the offering. On February 27, 2002, we issued Euro 60,000,000 in aggregate principal amount of 11% Senior Subordinated Notes due 2010. The net proceeds from this offering were approximately Euro 57.4 million including expenses incurred in connection with the offering. The Senior Subordinated Notes mature on February 15, 2010. Interest on the Senior Subordinated Notes accrues at the rate of 11% per annum and is payable every six months. They rank behind all our present and future senior debt and they rank equal with or senior to all our other current and future debts. The Senior Subordinated Notes are redeemable at our option in whole or in part at any time, on and after February 15, 2005, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve month period commencing on February 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon to the date of redemption:

Year	Percentage
2005	105.500%
2006	103.667%
2007	101.833%
2008 and thereafter	100.000%

    In addition, on or prior to February 15, 2003, we may on one or more occasions redeem the Senior Subordinated Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued with the net cash proceeds of one or more public equity offerings (as defined in the indenture) at a redemption price of 111.0% of the principal amount thereof, plus accrued and unpaid interest to the redemption date; provided, however, that after any such redemption at least 65% of the aggregate principal amount of the Senior Subordinated Notes originally issued must be outstanding and the redemption must occur within 90 days of the date of the closing of such public equity offering.

    Under the indenture, in the event of a change of control event (as defined in the indenture) each holder of Senior Subordinated Notes will have the right to require us to repurchase, in whole or in part, such holder's Senior Subordinated Notes at a purchase price equal to 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

    The indenture contains certain restrictive covenants which, among other things, impose limitations (subject to certain exceptions) on us with respect to, inter alia, the payment of dividends or other distributions on capital, the purchase, redemption, or the acquisition or retiring for value of share capital or any warrants, options or other rights for share capital, the incurrence, repayment or otherwise acquisition of or retirement for value of certain indebtedness, sales of assets, sales and leasebacks by us or our subsidiaries and various matters in respect of the conduct of our business, including the merger or sale of all or substantially all of our assets.

    Upon the happening of certain events of default specified in the indenture, the trustee for the Senior Subordinated Notes or the holders of at least 25% in principal amount of the then outstanding Senior Subordinated Notes may declare the Senior Subordinated Notes to be due and payable immediately. Upon the happening of certain other events of default specified in the indenture, the outstanding Senior Subordinated Notes will automatically become due and payable without any action by the trustee or the holders of the Senior Subordinated Notes.

    We may terminate our obligations under the indenture except as to any surviving rights of registration of transfer or exchange of the Senior Subordinated Notes, by (i) irrevocably depositing with the trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Senior Subordinated Notes not previously delivered to the trustee or any paying agent for cancellation, and which have become due and payable, for all sums payable by us under the indenture, or to the stated maturity or redemption date, as the case may be, together with irrevocable instructions from us directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, or by (ii) paying all other sums payable under the indenture and delivering to the trustees an officer's certificate and opinion of counsel, each stating that all conditions in the indenture relating to satisfaction and discharge have been complied with.

  (d)
  Subscription and Shareholders' Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Schøyen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International. This agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs be comprised of five members: two elected by Schøyen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Schøyen Group. Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness require that at least one supervisory board member nominated by Schøyen Group and one supervisory board member nominated by Bus Holdings approve the transaction. Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Schøyen Group and Bus Holdings. The members of this management board are members of senior management of Concordia. In addition, Schøyen Group has agreed in the shareholders' agreement that the board of directors of SBC is to be comprised of five members: three elected by Schøyen Group and two by Bus Holdings. Specified significant business decisions of SBC require the approval of at least one of the board members nominated by Bus Holdings. The shareholders' agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring-along rights, and provisions regarding change of control. If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring-along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

  (e)
  Concordia Bus Nordic (as Borrower), Nordea Bank Norge ASA and Den norske Bank ASA (as Arrangers and Banks) and Nordea Bank Norge ASA (as Agent) entered into a multicurrency term loan and revolving credit facility agreement dated January 14, 2000, which we refer to as the Senior Facilities Agreement. In addition and by way of security for the liabilities of Concordia or Concordia Bus Nordic, as the case may be, under such credit facilities, Concordia, Concordia Bus Nordic and other subsidiaries entered into certain guarantee, priority and security agreements on January 14, 2000.

    The parties to the Senior Facilities Agreement entered into an amendment to the Senior Facilities Agreement on February 15, 2002. This amendment was intended to address our changing credit requirements following the acquisition of SBC and taking into account our faster than expected growth.

    The Senior Facilities are comprised of four constituent facilities:

    •
    A senior amortizing term loan facility of SEK 850 million, which we refer to as the Amortizing Term Loan;

    •
    A senior bullet term loan facility of SEK 215 million (SEK 125 million at February 28, 2003), which we refer to as the Bullet Term Loan;

    •
    A senior revolving credit facility of up to SEK 100 million, which we refer to as the Revolving Credit Facility; and

    •
    An overdraft facility of up to SEK 50 million, which we refer to as the Overdraft Facility.

    •
    The four facilities rank pari passu to each other in every respect.

    The Amortizing Term Loan and the Bullet Term Loan were applied by Concordia Bus Nordic in and towards the repayment of borrowings extant at the time of its acquisition in January 2000. The Revolving Credit Facility is available to finance the purchase of new buses.

    Any unutilized portion of the Senior Facilities will be available as at the date the Senior Facilities Agreement becomes effective, subject to such conditions precedent as are reasonably required by the Agent.

    The Revolving Credit Facility must be drawn in minimum tranches of SEK 15 million and an integral multiple of SEK 5 million. A maximum of five tranches may be outstanding at any one time.

    •
    Amortizing Term Loan.  The Amortizing Term Loan is payable in semi-annual instalments on January 15 and July 15 of each year, commencing January 15, 2004. The payment schedule is as follows:

Repayment Date(s)	Amount Due (in SEK)
January 15, 2004, July 15, 2004 and January 17, 2005	125 million
July 15, 2005 and January 16, 2006	150 million
July 17, 2006	175 million

Total	850 million

    •
    Bullet Term Loan.  The Bullet Term Loan is payable in full on January 31, 2007.

    •
    Revolving Credit Facility/Overdraft Facility.  The Revolving Credit Facility and the Overdraft Facility have a final maturity of January 15, 2007.

    The Amortizing Term Loan and the Bullet Term Loan, which we refer to together as the Term Loans must be repaid if (absent written consent) more than 5% of the issued shares of Concordia Bus Nordic or any of its subsidiaries are sold or transferred outside the group. At least 50% of the proceeds of any initial public offering or flotation of shares must be applied towards repayment of the Term Loans. Any such repayment must be applied first to the Bullet Term Loan, and then to the Amortizing Term Loan. In addition, any proceeds from the sale of assets (including sales of buses and proceeds from claims under insurance policies) must be similarly applied. Finally, 50% of excess cashflow, as defined, must be allocated equally as between the Amortizing Term Loan and the Bullet Term Loan.

    Concordia Bus Nordic may, upon not less than 15 Business Days' notice to the Agent, voluntarily prepay the Senior Facilities. The amount of any such prepayment must be less than SEK 30 million and an integral multiple of SEK 5 million.

    Interest is payable on the Senior Facilities in cash and at the end of each interest period (or, if the relevant interest period is longer than three months, at three-monthly intervals during that interest period) at the rate of STIBOR (advances denominated in Swedish Kronor), EURIBOR (advances denominated in euro), NIBOR (advances denominated in Norwegian Kronor) or LIBOR (advances denominated in any other currencies) plus a margin. The margin payable is as follows:

    •
    Amortizing Term Loan.  A margin of between 1.25% and 2% per annum, depending on certain financial tests.

    •
    Bullet Term Loan.  A margin of 2% per annum.

    •
    Revolving Credit Facility/Overdraft Facility.  A margin of 2% per annum. In addition, a guarantee commission of 50% of the applicable margin calculated on the committed but undrawn portion of the Overdraft Facility. This guarantee commission is payable quarterly in arrears.

    From March 1, 2005, the margin applicable to each of the Senior Facilities will be increased by 0.10%.

    Each Revolving Credit Facility advance is repayable in full on the last day of the interest period relating to each cash advance but may be rolled over on that date if no event of default has occurred and all representations and warranties made by Concordia Bus Nordic are true and correct.

    Upon not less than 15 Business Days' notice to the Agent, Concordia Bus Nordic may cancel in whole or in part the amount of the Revolving Credit Facility undrawn at the date on which such cancellation is to be effective (but, if in part, in an integral multiple of SEK 5 million in each case).

    Concordia and all of its subsidiaries are guarantors under the Senior Facilities Agreement.

    The security package provided by Concordia Bus Nordic and its subsidiaries to secure Concordia Bus Nordic's obligations under the Senior Facilities Agreement includes various pledges of issued share capital, mortgage deeds, floating charge certificates, and bearer bonds by Concordia Bus Nordic and its subsidiaries.

    Concordia Bus Nordic gave representations and warranties in the Senior Facilities Agreement, which are deemed to be repeated on the date of each drawdown notice and each renewal notice, as well as each interest date, with reference to the facts and circumstances then existing.

    The Senior Facilities Agreement contains financial covenants that apply to Concordia Bus Nordic including ratio of net debt to earnings before interest, taxes, depreciation, amortization (EBITDA), ratio of EBITDA to financial costs, equity ratio, maximum net capital expenditure limits, and ratio of loans to net book value of bus fleet.

    In addition, the Senior Facilities Agreement contains covenants which impose limitations on liens, sales and other disposals, incurrence of financial indebtedness, guarantees and other contingent liabilities, hedging, investments, lending monies, leasing, payment of dividends, amendments to documents relating to the acquisition of Concordia Bus Nordic, insurance, and change of business. Other conditions include monthly financial reporting to the Agent and a prohibition on early repayment of the Notes.

    The Senior Facilities Agreement requires Concordia Bus Nordic to enter into interest rate and/or foreign exchange and oil price hedging arrangements in accordance with a hedging strategy approved by the Banks.

    Events of default under the Senior Facilities Agreement include: failure to make payments due; breach of covenants; breach of representations and warranties; cross defaults in relation to certain other indebtedness; levy of liens not discharged; impossibility or illegality; occurrence of insolvency, administration and analogous event; change of ownership and control; and occurrence of a material adverse change.

    If these events occur, the Agent may (and if so directed by financial institutions holding 66 2/3% of the total commitments must) terminate some or all of the commitments under the Senior Facilities Agreement and /or require immediate repayment by Concordia Bus Nordic and/or serve notice on Concordia Bus Nordic under the security documents to enforce the security.

  *
  In May 2000, the Registrant changed its name from CB Bus AB (publ) to Concordia Bus AB (publ).

D.    Exchange Controls

        There are currently no Swedish laws or regulations that restrict the import or export of capital or the remittance of dividends or interest to non-resident holders of our securities.

E.    Taxation

        The following discussion summarizes certain Swedish and United States tax consequences of the ownership and disposition of the senior subordinated notes. This discussion is based on laws currently in force, as interpreted and applied as of the date of this annual report. Those laws are subject to change after the date of this annual report, possibly with retroactive effect. This discussion does not purport to describe all of the tax considerations that may be relevant to you in light of your particular circumstances. You are advised to consult with your own tax advisors as to the Swedish and United States tax consequences to you of the purchase, ownership and disposition of the senior subordinated notes, including the effect of any state or local tax laws or the laws of any other country.

Swedish Tax Considerations

        The following is a summary of certain principal Swedish income, wealth, inheritance and gift tax considerations for purchasers of the senior subordinated notes. The purpose of the summary is to generally outline certain Swedish tax consequences to Non-Swedish Holders (defined below). This summary does not discuss all aspects of Swedish income, wealth, inheritance and gift taxation that may apply to particular investors because of their individual investment circumstances. In addition, this summary does not discuss any foreign tax considerations. As used herein, a "Non-Swedish Holder" is a beneficial owner of a senior subordinated note that is:

  •
  an individual who is not a resident of Sweden and who has no connection to Sweden under Swedish law other than his or her investment in the senior subordinated notes; or

  •
  an entity not organized under the laws of Sweden.

        Under Swedish law, payments of any principal or interest to a Non-Swedish Holder will not be subject to Swedish income tax unless the Non-Swedish Holder carries on a trade or business in Sweden where the payments of principal or interest are attributable to a permanent establishment. In addition, neither the senior subordinated notes nor any Non-Swedish Holder thereof will be subject to Swedish inheritance or gift tax unless the Non-Swedish Holder:

  •
  at the time of his or her death or the gift was a citizen of Sweden or was married to a Swedish citizen; and

  •
  was a resident of Sweden at any time within ten years preceding his or her death, or the time of receipt of the gift, respectively.

        Sweden does not levy any inheritance tax on the estate of a Non-Swedish Holder. No Non-Swedish Holder of the senior subordinated notes will be subject to Swedish wealth tax.

        Swedish law does not impose withholding tax on payments of principal or interest to a Non-Swedish Holder of any senior subordinated note.

        Under Swedish law, capital gains realized on a sale of a senior subordinated note by a Non-Swedish Holder will not be subject to Swedish income tax unless the Non-Swedish Holder carries on a trade or business in Sweden where the capital gains are attributable to a permanent establishment.

United States Federal Tax Considerations

        The following discussion is a summary of certain US federal income tax consequences of the purchase, ownership and disposition of the senior subordinated notes by US Holders (as defined below). This summary is not a complete analysis or description of all potential tax consequences to US Holders and does not address all tax considerations that may be relevant to all categories of potential purchasers (such as banks, financial institutions, insurance companies, dealers in securities or commodities, tax-exempt investors, investors whose functional currency is not the US dollar, investors that hold senior subordinated notes as part of a "straddle" or "conversion transaction" and other investors subject to special rules).

        You are urged to consult your own tax advisors concerning the US federal, state and local tax consequences, as well as any applicable foreign tax consequences, of the purchase, ownership and disposition of the senior subordinated notes.

        This summary is based on the Internal Revenue Code of 1986, as amended, judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, changes or differing interpretations to any of which after the date of this annual report could apply on a retroactive basis and affect the tax consequences described herein.

        As used herein, "US Holder" is a beneficial owner of a senior subordinated note that (1) holds the senior subordinated note as a capital asset and (2) is, for US federal income tax purposes:

  •
  a citizen or resident of the United States,

  •
  a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

  •
  an estate the income of which is subject to US federal income taxation regardless of its source, or

  •
  a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more US persons have the authority to control all substantial decisions.

        In the case of any partnership (or other entity treated as a partnership for US federal income tax purposes), it will be considered a US Holder to the extent that its partners are described above.

  Payments of Interest

        Subject to the discussion under "Amortizable Bond Premium" below, payments of interest on a senior subordinated note will be includible in the gross income of a US Holder as ordinary income from foreign sources at the time it is received or accrued, in accordance with the US Holder's method of accounting for US federal income tax purposes, under the following rules:

        In the case of a US Holder that is not required to accrue interest income prior to the receipt thereof (for example, an individual US Holder who uses a cash method of accounting), the amount of interest income in respect of any interest payment will be determined by translating such payment into US dollars at the spot exchange rate in effect on the date such interest payment is received. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the euros received.

        In the case of a US Holder that is required to accrue interest income prior to receipt thereof (for example, because the US Holder uses an accrual method of accounting), the amount of any interest income accrued during any accrual period will generally be determined by translating the accruals into US dollars at the average spot exchange rate applicable to the accrual period. Such US Holder will additionally realize exchange gain or loss with respect to any interest income accrued on the date such interest income is received (or on the date the senior subordinated note is disposed of) in an amount equal to the difference between (x) the amount determined by converting the amount of the payment received into US dollars at the spot exchange rate in effect on the date such payment is received and (y) the amount of interest income accrued in respect of such payment according to the rule set forth in the prior sentence. Notwithstanding the prior two sentences, a US Holder that is required to accrue interest income prior to receipt thereof may alternatively make an election to apply a "spot accrual convention" that effectively allows the US Holder to translate accrued interest into US dollars at a single spot exchange rate, as set forth in Treasury regulations section 1.988-2(b)(2)(iii)(B). Exchange gain or loss is treated as ordinary income or loss for US federal income purposes.

  Amortizable Bond Premium

        A US Holder that purchased a senior subordinated note for an amount greater than the senior subordinated note's stated principal amount will be considered to have purchased the senior subordinated note with "amortizable bond premium" equal to the excess of the purchase price over the stated principal amount. Such US Holder may elect to amortize such premium as an offset to payments of interest on the senior subordinated note, effectively reducing the amount of interest income in the hands of such US Holder.

        If a US Holder makes this election, the US Holder must amortize the premium using a "constant yield method" (i.e., a fixed yield-to-maturity) to determine the amount of premium that offsets its interest income each year. This results in the amount of deductible premium steadily growing over the term of the senior subordinated note. Because Concordia may redeem the senior subordinated notes under certain circumstances, an electing US Holder must amortize the premium based on the expected term of the senior subordinated notes assuming that Concordia will exercise or not exercise its right to redeem senior subordinated notes in a manner that will minimize the yield on the senior subordinated notes. Concordia believes, based on the additional amounts that it will have to pay in order to redeem senior subordinated notes under different circumstances, as provided for in the indenture dated February 7, 2000 relating to the senior subordinated notes, that it is significantly more likely than not that the senior subordinated notes will not be redeemed prior to their maturity. Accordingly, an electing US Holder should use the entire scheduled term of the senior subordinated note as the expected term of the senior subordinated notes for purposes of amortizing the premium. Each time a premium reduces an electing US Holder's taxable income, the holder must increase its tax basis in the senior subordinated note by the amount of such premium.

        A US Holder makes this election by claiming a deduction (or interest offset) on its US federal income tax return for the acquisition premium for the first taxable year to which the US Holder wishes the election to apply, and by attaching a statement to the return to the effect that the holder is making the election under Treasury regulation section 1.171-4. Once made, the election applies to all taxable debt obligations held by the US Holder during or after the taxable year for which the election is made and may be revoked only with the consent of the US Internal Revenue Service.

        You should consult your own tax advisors regarding the applicability and effect of the amortizable bond premium rule described above.

  Sale, Exchange, Retirement and Other Disposition of the Notes

        Upon the sale, exchange, retirement or other disposition of a senior subordinated note, a US Holder will generally recognize taxable gain or loss equal to the difference between the amount realized (not including any amounts received that are attributable to accrued and unpaid interest, which will be taxable as ordinary interest income, and exchange gain or loss as set forth above) and the US Holder's tax basis in the senior subordinated note. A US Holder's tax basis in a senior subordinated note generally will be its cost in U.S. dollars as determined using the spot rate on the date of aquisition (as adjusted to account for any amortizable bond premium, as set forth above). Gain or loss will be capital gain or loss and will be long-term capital gain or loss if the senior subordinated note was held from more than one year at the time of the disposition. Gain or loss recognized by a US Holder generally will be treated as US source income or loss.

  Backup Withholding and Information Reporting

        US backup withholding and information reporting requirements generally will apply to certain payments to certain non-corporate US Holders of senior subordinated notes. Information reporting requirements will apply to interest on, and to proceeds from the sale, redemption or other disposition of senior subordinated notes paid to a US Holder (other than an "exempt recipient," including a corporation and certain other persons who, when required, demonstrate their exempt status). We will be required to backup withhold a portion (currently at a rate of 30%) of interest on, and the proceeds from the sale, redemption or other disposition of, senior subordinated notes paid within the United States to a US Holder (other than an "exempt recipient") if such US Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

        Backup withholding is not a separate tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder's US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is provided to the US Internal Revenue Service. Prospective purchasers of the senior subordinated notes should consult their own tax advisors regarding the application of the backup withholding and information reporting requirements.

  Tax Return Disclosure and Investor List Requirements

        Recently finalized U.S. Treasury regulations (the "Tax Shelter Regulations") intended to address so called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the reportable transaction on IRS Form 8886 and retain information relating to the reportable transaction. Organizers and sellers of a reportable transaction are required to maintain lists identifying the investors participating in the reportable transaction and furnish to the IRS upon demand such investor information as well as detailed information regarding the reportable transaction. A transaction may be a "reportable transaction" based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or cover and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Currently, legislative proposals are pending in Congress that, if enacted, would impose significant penalties for failure to comply with these disclosure requirements. Investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment in the senior subordinated notes and should be aware that Concordia intends to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to any such reportable transaction.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        Not applicable.

H.    Documents on Display

        The annual report, its exhibits and schedules, reports and other information that we have filed with or furnished to the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also contact the Commission at 1-800-SEC-0330 and at its regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can obtain copies of this material by mail from the Public Reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C., 20549, at prescribed rates.

I.      Subsidiary Information

        Not applicable.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

  •
  interest rates on debt;

  •
  foreign exchange rates;

  •
  fuel prices; and

  •
  inflation.

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

  Interest Rates

        We manage debt and overall financing strategies centrally using a combination of short and long term loans with either fixed or variable rates. We currently hedge our exposure to interest rate fluctuations through the use of derivative instruments. Our policy is to ensure that at least 50% of the interest rate payments on 50% on the senior term loans are hedged for a period of approximately three years. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the payments we make under the senior facility. We have also entered into Euro interest rate swaps and caps to fix a portion of our loans in Euro, for our operations in Finland.

        Based on variable debt levels at February 28, 2003 of SEK 975 million, a 1% change in interest rates would impact net interest expense by approximately SEK 9.7 million per annum, in addition a 1% change in interest rates would increase operating lease charges by approximately SEK 19.2 million per annum. Senior subordinated notes outstanding at February 28, 2003 with a carrying value of SEK 1.46 billion have been excluded from the above interest rate sensitivity analysis.

  Foreign Exchange

        We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest payments in Euro on our senior subordinated notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge at least 50% of our future interest payments on the senior subordinated notes against adverse movements for us in the Swedish Kronor/Euro exchange rate and to hedge 100% of our future payments on the senior subordinated notes through a cap on positive movements for us in the Swedish Kronor/Euro exchange rate. See the subheading "Liquidity and Capital Resources" in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations." We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 15.7 million per annum.

  Fuel Prices

        Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollar and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 2004. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at a fixed dollar price and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a $1 increase in the price of diesel would increase our diesel costs by approximately SEK 0.2 million per annum.

  Inflation

        Inflation had lesser impact on our operations during the year ended February 28, 2003 than on the year ended February 28, 2002. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 9.4 million per annum when compared to the previous year.

Item 12.    Description of Securities Other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        As of the end of our fiscal year, we carried out an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission. In addition, we reviewed our internal control over financial reporting and there have been no significant changes in our internal control over financial reporting during the fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.

        [Reserved]

PART III

Item 17.    Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Concordia Bus AB (publ)

        We have audited the accompanying consolidated balance sheet of Concordia Bus AB (publ) and subsidiaries (the "Company") as of February 28, 2003, and the related consolidated statements of operations and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the years ended February 28, 2002 and 2001, before the adjustments discussed in Note 1 and the inclusion of the disclosures discussed in Note 33 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 18, 2002, which included an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net loss and shareholder's equity.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 28, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Sweden.

        Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net loss for the year ended February 28, 2003 and the determination of shareholder's equity and financial position at February 28, 2003 to the extent summarized in Note 33.

        As discussed above, the consolidated financial statements of the Company as of and for the years ended February 28, 2002 and 2001 were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

  •
  As described in Note 1, the 2002 and 2001 financial statements have been restated to give retroactive effect for the adoption of RR 16, Provisions and Contingent Liabilities which was adopted by the Company on March 1, 2002. We audited the adjustments described in Note 1 that were applied to conform the 2002 and 2001 financial statements to the comparative presentation required by RR 16, Provisions and Contingent Liabilities. Our audit procedures with respect to the 2002 and 2001 adjustments in Note 1 included (1) comparing the amounts shown as other provisions in the Company's consolidated balance sheets to the Company's underlying accounting analysis obtained from management, and (2) on a test basis, comparing the amounts comprising provisions for loss making contracts obtained from management to supporting documentation, and (3) testing the mathematical accuracy of the underlying analysis.

  •
  As described in Note 33, the 2002 and 2001 financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), which was adopted by the Company as of March 1, 2002. Our audit procedures with respect to the disclosures in Note 33 with respect to 2002 and 2001 included (1) comparing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss and the related net loss per share amounts.

        In our opinion, such adjustments and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2002 and 2001 consolidated financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any form of assurance on the 2002 and 2001 consolidated financial statements taken as a whole.

Deloitte & Touche AB
Stockholm, Sweden
June 25, 2003

This report is a copy of a previously issued Arthur
Andersen AB report originally filed on June 27, 2002
in conjunction with Concordia's Form 20-F for the
year ended February 28, 2002. This report has not
been reissued by Arthur Andersen AB.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Concordia Bus AB (Publ) (Reg no. 556576-4569)

        We have audited the accompanying balance sheets of Concordia Bus AB (publ) and Subsidiaries (a Swedish limited liability company incorporated in Sweden) as of February 28, 2002 and February 28, 2001, and the related statements of operations and cash flows for the years ended February 28, 2002 and February 28, 2001 and for the 1.5 months ended February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concordia Bus AB and Subsidiaries as of February 28, 2002 and February 28, 2001, and the results of its operations and its and cash flows for the the years ended February 28, 2002 and February 28, 2001 and for the 1.5 months ended February 29, 2000 in conformity with accounting principles generally accepted in the Sweden.

        As explained in the accounting policies in the notes to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for taxation under the new Swedish accounting recommendation.

        Accounting principles used by the Company in preparing the accompanying financial statements conform with generally accepted accounting principles in Sweden, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a revised reconciliation of consolidated net loss, shareholder's equity and cash flow statements to accounting principles generally accepted in the United States is set forth in Note 31.

Stockholm, Sweden
June 18, 2002

ARTHUR ANDERSEN AB

/s/  THOMAS STRÖMBERG

Thomas Strömberg
Authorized Public Accountant
(Sweden)

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in millions of SEK, except per share amounts)

	Note	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
			Restated (See Note 1)	Restated (See Note 1)
Net revenue	2,4	4,758	4,226	3,576
Fuel, tires and other consumables	5	(919)	(805)	(691)
Other external costs	5,6	(1,006)	(854)	(637)
Personnel costs	5,7	(2,597)	(2,340)	(1,971)
Gain (loss) on sale of fixed assets		(4)	20	65
Depreciation and amortization	5,8	(404)	(394)	(364)

Operating loss	2	(172)	(147)	(22)

Interest income		10	5	6
Interest expense and similar items	22	(265)	(222)	(292)

Financial income and expenses		(255)	(217)	(286)

Loss after financial items		(427)	(364)	(308)
Income tax benefit	9	83	78	83

Net loss		(344)	(286)	(225)

Net loss per share (SEK)	20	(68,780)	(57,171)	(45,035)

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK)

Assets	Note	February 28, 2003	February 28, 2002
			Restated (See Note 1)

Fixed assets
Goodwill	10	765	809

Total intangible fixed assets		765	809

Buildings and land	11	2	1
Equipment, tools, fixtures and fittings	11	38	44
Vehicles	11	1,793	1,971

Total tangible fixed assets		1,833	2,016

Receivables due from affiliated companies	13	25	23
Other long-term financial fixed assets	14	97	117

Total financial fixed assets		122	140

Total fixed assets		2,720	2,965

Current assets
Inventories	15	35	31

Accounts receivables	16	334	343
Other current receivables		37	26
Accrued income and prepaid expenses	17	178	157

Total receivables		549	526

Cash and bank balances	18	199	422

Total current assets		783	979

TOTAL ASSETS	3	3,503	3,944

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK, except share and per share amounts)

SHAREHOLDER'S EQUITY AND LIABILITIES	Note	February 28, 2003	February 28, 2002
			Restated (See Note 1)

Shareholder's equity	19
Restricted equity
Share capital (5,000 shares at par value SEK 100)		1	1
Restricted reserves		27	0

Total restricted equity		28	1

Non-restricted equity
Retained earnings		394	707
Net loss for the year	20	(344)	(286)

Total non-restricted equity		50	421

Total shareholder's equity		78	422

Liabilities
Provisions
Provisions for pensions and similar commitments	21	69	68
Other provisions	29	46	31
Deferred income tax liability	9	56	137

Total provisions		171	236

Non-current liabilities
Liabilities to credit institutions	22	837	1,021
Loans due to affiliated companies		—	5
Other long-term debt	22	1,481	1,454

Total non-current liabilities		2,318	2,480

Current liabilities
Short-term portion of long-term liabilities	22	145	39
Accounts payable		244	163
Income tax liabilities		—	1
Other current liabilities	23	104	179
Accrued expenses and deferred income	24	443	424

Total current liabilities		936	806

TOTAL SHAREHOLDER'S EQUITY AND LIABILTIES		3,503	3,944

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	26	2,847	3,400
Contingent liabilities	26	693	649

TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		3,540	4,049

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(all amounts in millions of SEK)

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
		Restated (See Note 1)	Restated (See Note 1)
Cash flows from operating activities
Loss after financial items	(427)	(364)	(308)
Depreciation and amortization	404	394	364
Loss (gain) on sale of tangible fixed assets	4	(20)	(65)
Change in provision for restructuring	—	—	(20)
Change in provision for loss-making contracts	15	4	(18)
Change in pension provision	1	(14)	(2)
Change in provision for merger	—	—	(10)
Change in interest receivables	3	(4)	(1)
Change in interest payables	27	(8)	93
Income taxes received (paid)	2	(3)	(4)
Change in working capital
(Increase) decrease in inventory	(4)	(6)	(5)
(Increase) decrease in current receivables	(16)	68	(46)
Increase (decrease) in current liabilities	2	48	(50)

Net cash flows provided by (used in) operating activities	11	95	(72)

Cash flows from investing activities
Investments in land, buildings, vehicles, machinery and equipment	(216)	(43)	(336)
Sales of land, buildings, vehicles, machinery and equipment	75	222	399
Sale of financial fixed assets	5	96	—
Proceeds from pension refund	—	—	48
Borrowings repaid to affiliated companies	—	—	(8)

Net cash flows provided by (used in) investing activities	(136)	275	103

Cash flows from financing activities
Shareholder's contribution	—	—	61
Payment of finance lease obligation	(9)	—	—
Proceeds from borrowings	—	548	9
Repayment of long-term debt	(86)	(716)	(17)
Refinancing costs	—	(26)	—

Net cash flows provided by (used in) financing activities	(95)	(194)	53

NET INCREASE (DECREASE) IN CASH AND BANK BALANCES	(220)	176	84
CASH AND BANK BALANCES AT THE BEGINNING OF THE YEAR	422	241	151
Translation difference	(3)	5	6

CASH AND BANK BALANCES AT THE END OF THE YEAR	199	422	241

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in millions of SEK unless otherwise stated)

Organization

        Concordia Bus AB (publ) and its subsidiaries ("Concordia Bus Group" or "Concordia") is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The final operational parent company of the Concordia Bus Group is Concordia Bus BV.

        The primary operations of Concordia Bus consist of providing regular bus services under contract through its primary subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Stockholm, Gothenburg and Malmö.

Note 1. Accounting principles

General

        The consolidated financial statements of the Concordia Bus Group have been prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP") and, thus, have been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council ("Redovisningrådet" or "RR") concerning consolidated financial statements. The Concordia Bus Group is required to reconcile its financial statements to accounting principles generally accepted in the United States of America ("U.S. GAAP") since the Concordia Bus Group is listed on NASDAQ in the U.S. Significant differences between Swedish GAAP and U.S. GAAP are described in Note 33.

Accounting Changes

        During the year ended February 28, 2003, Concordia adopted RR 16, Provisions and Contingent Liabilities, for Swedish GAAP. RR 16 is required to be adopted retroactively. Under RR 16, provisions for loss making contracts have been made on an individual basis for the contracts where contractual revenues do not cover the estimated costs without regard to other profitable contracts. Previously, the loss making contracts were valued under a portfolio method where losses in some contracts were offset by profits in other contracts which resulted in no provision being recorded for Swedish GAAP purposes. This change in accounting policy for Swedish GAAP did not have any impact on the amounts reported for U.S. GAAP.

        As required by Swedish GAAP, the accounting change has been made retroactively through a restatement of the historical financial statements to the earliest period presented. The impact of the change in accounting policy, which has been reflected in the historical financial statements, was as follows (in millions of SEK, except net loss per share):

	March 1, 2001 - February 28, 2002		March 1, 2000 - February 28, 2001
	Previously reported	Restated	Previously reported	Restated
Consolidated Statement of Operations
Other external costs	(850)	(854)	(655)	(637)
Operating loss	(143)	(147)	(40)	(22)
Loss after financial items	(360)	(364)	(326)	(308)
Income tax benefit	77	78	87	83
Net loss	(283)	(286)	(239)	(225)
Net loss per share (SEK)	(56,571)	(57,171))	(47,835)	(45,035)
	February 28, 2002
	Previously reported	Restated
Consolidated Balance Sheets
Retained earnings	726	707
Net loss for the year	(283)	(286)
Total non-restricted equity	443	421
Total shareholder's equity	444	422
Other provisions	—	31
Deferred income tax liability	146	137
Total provisions	214	236

        The effect of the change in accounting policy on total shareholder's equity at March 1, 2000 appears in Note 19.

Currency

        These financial statements have been prepared in SEK. References to "SEK", "Swedish krona" or "Swedish kronor" are to Swedish currency.

Consolidated Financial Statements

        The consolidated Statements of Operations, Balance Sheets, and Cash Flows of Concordia Bus Group include all companies in which the parent company, directly or indirectly, holds more than 50 percent of the voting rights.

        Acquisitions have been accounted for using the purchase method. This means that the assets and liabilities, including deferred taxes, of acquired subsidiaries are recorded at fair value at the date of the acquisition. If the purchase price exceeds the estimated fair value of the company's net assets, the difference is reported as goodwill, which is amortized over its estimated useful life, not to exceed twenty years. Income from companies acquired during the year is included in the consolidated financial statements from the date of acquisition. Net income from companies sold is included up to the date of the sale.

        Internal profits and inter-company transactions within the Concordia Bus Group are eliminated in the consolidated financial statements.

Translation of investments in foreign subsidiaries

        Concordia uses the current rate method to translate the financial statements of foreign subsidiaries, in accordance with the suggested recommendations of the Swedish Financial Accounting Council ("Redovisningrõdet"). In applying this method, subsidiaries are reported as independent units with operations conducted in foreign currencies and in which Concordia has a net investment. This means that the assets and liabilities of the foreign subsidiaries are translated at the exchange rate as of the balance sheet date. Shareholder's equity is translated at historic rates. The Statements of Operations are translated at the average rate for the year. Exchange rate differences arising on foreign currency denominated loans used to finance investments in foreign subsidiaries are reversed against unrestricted equity to the extent it corresponds to profits or losses recognized on the conversion of such equity and after considering the tax effects.

Revenue recognition

        The majority of Concordia's revenues arise from contracts with local public transportation authorities having contract terms of up to 6 years ("CPTA contracts"). CPTA contracts generally provide Concordia with fixed fee revenue in return for the contracted bus services. Such fixed fees are generally subject to periodic adjustment for certain changes in costs incurred or cost indices. Accordingly, all ticket revenues collected by Concordia on such contracts, referred to as gross agreements, are forwarded to the local public transportation authorities, and Concordia receives its fixed fees regardless of the number of passengers transported. Revenues earned by Concordia on certain other CPTA contracts, referred to as net agreements, are based on or consider the number of passengers transported. Revenues from express bus services are derived from passenger ticket revenue received, and revenues from coach hire services are derived from the agreed price for hire of the buses. Concordia recognizes CPTA revenue, express bus service revenue, and coach hire service revenue as services are provided. Where appropriate, revenue amounts are shown net of rebates and VAT.

        Revenue also comprises other operating income such as rental, sale of fuel and diesel and from engineering services. The revenue resulting from other operating activities are recognized when the product is delivered or the service is performed.

Income Taxes

        The total income tax expense of the Concordia Bus Group consists of current and deferred income taxes. Deferred income tax primarily consists of estimated tax on changes in untaxed reserves for the year and the unused portions of income tax loss carryforwards to the extent that these losses can be used in the future as a reduction of future taxable income. The deferred income tax position is calculated using the enacted tax rate for each country respectively.

Depreciation and amortization

        Annual depreciation and amortization is computed using a straight-line method based on the following percentages:

Goodwill	5-20%
Equipment, tools, fixtures and fittings	10-33%
Public Service Vehicles ("PSV")	7.15%-20%
Buildings	3.33-5%
Land improvements	3.75-5%

        Goodwill pertaining to both the acquisitions of Concordia Bus Nordic AB and Ingeniør M.O. Schøyens Bilcentraler A/S is amortized over a period of 20 years which is based on the companies' strong strategic position in their marketplaces, their well established brands and the long-term historical profitability that the acquired companies have been able to generate.

Tangible fixed assets

        Tangible fixed assets are valued at cost, less accumulated depreciation and impairment charges.

Impairment of tangible and intangible fixed assets

        Impairment reviews of tangible and intangible fixed assets, including goodwill, are performed whenever there is an indication of possible impairment. The carrying values of fixed assets, including goodwill related to those assets, are not considered to be recoverable when the expected discounted cash flows from those assets are less than their carrying values. An impairment loss is determined based on the amount by which the carrying value exceeds the fair value of those assets. Losses on fixed assets to be disposed of are determined in a similar manner, taking into account the selling price reduced by the costs of disposal.

Receivables and payables

        Receivables and payables are booked on an individual basis at the amount which is estimated to be receivable or payable.

Receivables and payables in foreign currencies

        Receivables and payables in foreign currencies are valued using the rate as of the balance sheet date. Gains and losses on trade receivables and payables included in the operating loss. Gains and losses related to other receivables and payables are reported under financial income and expense.

Inventories

        Inventories are valued at the lower of cost, using the first in first out method, or market value after provision for obsolescence.

Leasing

        Leases are classified in the consolidated financial statements as either finance leases or operating leases. A finance lease transfers to the lessee the significant economic risks and rewards of ownership. If this is not the case, the lease is an operating lease. For each finance lease, a fixed asset is reported in the balance sheet and a corresponding lease obligation is recorded as a liability. In the statement of operations, the costs of finance leases are reported as depreciation of the carrying value of the fixed asses and interest expense on the lease obligation. For operating leases, no asset or liability is recorded in the balance sheet. In the statement of operations, the periodic rental payments for operating leases are expensed on a straight-line basis.

Loss making contracts

        A significant portion of Concordia's revenues are derived from 4-6 year contracts with municipalities to provide bus services in a particular area. Under the terms of the contracts, the revenues are generally indexed at a rate corresponding to a consumer price index or a net price index. Due to changes in circumstances and because costs have generally increased more quickly than revenues, such contracts may become loss making. Concordia records a provision for such loss making contracts at the lowest level for which there are separate identifiable cash independent cash flows. Losses are recognized in the period in which management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking into account direct costs related to the service provided under the contract including depreciation on the related buses which will be used to meet the service obligation.

        Provisions for loss making contracts have been made on an individual basis for the contracts where contractual revenues do not cover the estimated costs without regard to other profitable contracts. As discussed earlier in this Note 1, the loss making contracts were previously valued under a portfolio method where losses in some contracts were offset by profits in other contracts which resulted in no provision being recorded for Swedish GAAP purposes.

Retirement indemnities

        Various insurance companies manage Concordia Bus Group's pension plans. In all of these plans, the pension liability corresponds to the pension obligation as determined by actuarial calculations. Pension plans for active personnel are funded under a multiemployer plan and through defined contribution plans.

Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Segment information

        Concordia Bus Group operates through its subsidiary Concordia Bus Nordic AB within three bus transportation markets: CPTA, scheduled intercity bus services (express bus services); and coach hire services. In Norway and Finland the group operates within the CPTA segment only.

        The CPTA segment operates throughout Sweden and in the major urban areas in Norway and Finland. The majority of revenues are generated from contractual agreements with municipalities. Swebus Express, the express bus services segment, conducts its business on certain routes all over Sweden. Interbus, the coach hire services segment, operates hire and excursion engagements, primarily in the three major cities in Sweden which include Stockholm, Gothenburg and Malmö, together with other engagements to Nordic capital cities and excursions all over Scandinavia.

        The management and reporting of results of Concordia Bus Group's operations is based upon the reportable segments rather than the legal structure. Concordia Bus Group's operating decision-making group is the Board of Directors. Each segment is managed separately because each business requires specialized industry knowledge and strategies.

        The accounting policies for the reportable segments are the same as those used in the consolidated financial statements.

        Concordia evaluates performance based upon the operating income (loss) before income tax of each reportable segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties at current market prices. Sales are attributed to geographical areas based on the location of the assets producing the revenue.

New accounting principles to be adopted in future years

        In 2004, the following recommendations, issued by the Swedish Financial Accounting Standards Council, become effective: Inventory (RR 2:02), Presentation of Financial Statements (RR 22), Investment Properties (RR 24), Segment Reporting (RR 25), Events after the Balance Sheet Date (RR 26), Financial Instruments: Disclosure and Presentations (RR 27), and Accounting for Government Grants (RR 28). In 2005, Employee Benefits (RR 29) becomes effective. Concordia has not completed its assessment of the impact of implementing the new recommendations.

Note 2. Net revenue and operating profit (loss) by segment

        Net revenues by segment were as follows:

Revenue by segment	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
CPTA—Sweden	3,439	2,929	2,841
Elimination of sales within CPTA	—	—	(34)
Elimination of sales to Express from CPTA	(32)	(70)	(75)
Rent, external engineering and diesel revenues within CPTA Sweden	—	(27)	(19)

Total CPTA—Sweden	3,407	2,832	2,713
CPTA—Norway	442	508	41
CPTA—Finland	394	374	338

Total CPTA	4,243	3,714	3,092
Express—express bus services	295	299	260
Interbus—coach hire services	144	161	158
Elimination of sales to Express from Interbus	(17)	(18)	(18)

Total bus operations	4,665	4,156	3,492
Other revenue and group eliminations	93	70	84

Total net revenue	4,758	4,226	3,576

        Operating income (loss) by segment, before overhead allocation, was as follows:

Operating income (loss) by segment	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
CPTA—Sweden*	(27)	(6)	10
CPTA—Norway**	(23)	(14)	(1)
CPTA—Finland	(23)	(22)	(20)

Total CPTA	(73)	(42)	(11)

Express—express bus services	25	21	20
Interbus—coach hire services	5	10	18

Total Express and Interbus	30	31	38

Total bus operations	(43)	(11)	27
Gain (loss) on sale of fixed assets	(4)	20	65
Goodwill amortization	(44)	(45)	(34)
Head office items and others	(81)	(111)	(80)

Total operating loss	(172)	(147)	(22)

*
In the year ended February 28, 2002, operating loss of SEK (11) million, restructuring and start-up costs of SEK (14) million are included.

**
In the year ended February 28, 2002, operating loss of SEK (5) million, restructuring costs of SEK (4) million are included.

Note 3. Assets by segment and total assets

Assets	February 28, 2003	February 28, 2002
CPTA—Sweden	2,073	2,080
CPTA—Norway	118	171
CPTA—Finland	260	295

Total CPTA	2,451	2,546

Express	151	146
Interbus	86	110

Subtotal Express and Interbus	256	256

Total bus operations	2,688	2,802
Corporate assets:
Goodwill	765	848
Real estate	2	1
Other	—	33
Head office assets and group eliminations	48	260

Total assets	3,503	3,944

Note 4. Net revenue

        Net revenue includes not only revenues from regular bus services, but also other sources of operating income primarily relating to rental income, sale of fuel and diesel and revenues from engineering services provided to external customers.

        The categories and amounts of net revenue were as follows:

Categories of net revenue	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Revenue from regular bus services	4,665	4,138	3,491
Rent, external engineering and diesel revenues within CPTA Sweden	40	58	76
Other revenues	53	30	9

Total net revenue	4,758	4,226	3,576

Note 5. Cost of services provided

        Cost of services provided comprises drivers' costs, depreciation of PSV and other direct costs as follows:

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Drivers' costs	2,265	1,942	1,676
Depreciation of PSV and operating lease rentals on buses	676	536	349
Other direct costs	1,165	1,098	1,045

Total cost of services provided	4,106	3,576	3,070

Note 6. Other external costs

        Included in other external costs were the following amounts paid to auditors:

Fees paid to auditors	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Deloitte & Touche AB
Audit fees	4	—	—
Other services	—	—	—
Arthur Andersen AB
Audit fees	—	3	2
Other services	—	2	0

Total	4	5	2

        Audit fees represent fee paid relating to the audit of the financial statements and the review of quarterly reports. The audit fees also represents fees in conjunction with the auditor's consideration of significant decisions, actions taken and circumstances of Concordia in order to be able to determine the possible liability to Concordia of any Board Member or the Managing Director or whether they have in some other way acted in contravention of the Swedish Companies Act, the Annual Accounts Act or the Articles of Association. All other services provided are included in "other services".

        Also included in other external costs were the following items and amounts:

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Operating lease rental expense	350	230	48
Restructuring costs	—	17	—

        Concordia has 1,156 buses under operating lease contracts at February 28, 2003. Concordia also has nine properties under operating lease contracts in which it conducts business. The net present value of future leasing payments as of February 28, 2003 amounts to SEK 945 million for buses and SEK 58 million for properties. See Note 25 for more details.

Note 7. Personnel costs and other related information

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
AVERAGE NUMBER OF EMPLOYEES:
Total company of which:	7,484	6,924	6,696
Men	6,603	6,055	5,895
Women	881	869	801

Finland of which:	759	745	703
Men	722	704	672
Women	37	41	31
Norway of which:	775	795	721
Men	728	732	691
Women	47	63	30
Sweden of which:	5,950	5,384	5,272
Men	5,153	4,619	4,532
Women	797	765	740

SALARIES AND OTHER REMUNERATIONS:
Board of Directors and President	4	2	1
Other employees in Sweden	1,454	1,254	1,220

Total Sweden	1,458	1,256	1,221
Subsidiaries abroad
Finland—Board of Directors and President	1	1	—
Finland—Other employees	195	225	163
Norway—Board of Directors and President	1	1	—
Norway—Other employees	204	251	20

TOTAL	2,300	1,734	1,404

Employer's contribution for national social security purposes	700	538	536
Of which pension costs	137	72	109

Other information regarding personnel

        Compensation for the Managing Director of Concordia Bus AB is paid by Concordia Bus Management A/S and is invoiced to Concordia Bus AB.

Note 8. Depreciation and amortization expense

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Goodwill	44	45	34
Buildings and land	—	5	9
Equipment, tools, fixtures and fittings	23	28	20
Vehicles	337	316	301

Total	404	394	364

Note 9. Income taxes

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Taxes refunded	2	6	—
Deferred income tax benefit	81	72	83

Total income tax benefit	83	78	83

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Income tax at Swedish statutory rate	28%	28%	28%
Nondeductible goodwill amortization	(3%)	(3%)	(3%)
Change in valuation allowance regarding
income tax loss carryforwards	(6%)	(4%)	—
Income tax on untaxed reserves	—	—	2%

Effective income tax rate	19%	21%	27%

        The Swedish, Norwegian and Finnish corporate income tax rate is 28%. The income tax expense or benefit is estimated on the basis of the net income (loss) reported, plus non-deductible expenses and other tax adjustments.

        The components of the deferred income tax assets and liabilities were as follows:

	February 28, 2003	February 28, 2002
Deferred income tax liabilities:
Excess of tax depreciation	96	168
Other	2	11
Deferred income tax assets:
Income tax loss carryforward	(50)	(43)
Provision for loss contracts	(13)	(9)
Other	(1)	—
Valuation allowance against income tax loss carryforwards	22	10

Total deferred income tax liability	56	137

        All deferred income tax liabilities are non-current. Concordia has unutilized income tax loss carryforwards totalling SEK 178 million at February 28, 2003. Income tax loss carryforwards are only utilizable in the country where they were created. From the total unutilized income tax loss carryforwards, SEK 110 million and SEK 68 million are attributed to Sweden and Finland, respectively. The income tax loss carryforwards attributed to Sweden can be carried forward indefinitely, while the carryforwards attributed to Finland begin to expire in 2011. The valuation allowance at February 28, 2003 is in respect to all of the unutilized income tax loss carryforwards in Finland and certain carryforwards in Sweden.

Note 10. Intangible assets

Goodwill	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002
Acquisition cost
Balance March 1	940	940

Balance February 28	940	940

Accumulated amortization
Balance March 1	(131)	(86)
Amortization	(44)	(45)

Balance February 28	(175)	(131)

Net book value, February 28	765	809

Note 11. Tangible assets

Buildings and land	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002
Acquisition cost
Balance March 1	3	297
Purchases	1	1
Sales/disposals	(1)	(295)

Balance February 28	3	3

Accumulated depreciation
Balance March 1	(2)	(161)
Sales/disposals	1	164
Depreciation	—	(5)

Balance February 28	(1)	(2)

Net book value, February 28	2	1

Tax assessment value	—	—

        The tax assessment value is the basis used by the tax authorities for computing property taxes. Several of the subsidiary Swebus Fastigheter AB's buildings are classified as transportation buildings and as such are exempt from property taxes.

Equipment, tools, fixtures and fittings	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002
Acquisition cost
Balance March 1	222	213
Purchases	17	20
Sales/disposals	(7)	(12)
Other	—	1

Balance February 28	232	222

Accumulated depreciation
Balance March 1	(178)	(161)
Sales/disposals	7	12
Depreciation	(23)	(28)
Other	—	(1)

Balance February 28	(194)	(178)

Net book value, February 28	38	44

Vehicles	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002
Acquisition cost
Balance March 1	3,713	3,923
Purchases and finance leases	235	130
Sales/disposals	(243)	(353)
Other	2	13

Balance February 28	3,707	3,713

Accumulated depreciation
Balance March 1	(1,742)	(1,596)
Sales/disposals	165	175
Depreciation	(337)	(316)
Other	—	(5)

Balance February 28	(1,914)	(1,742)

Net book value, February 28	1,793	1,971

        Concordia has the following wholly owned subsidiaries:

	Company's registration number	Number of shares	Participation (%)
Operating company
Concordia Bus Nordic AB	556031-8569	160,000	100
—Interbus Göteborg AB	556097-8990	5,000	100
—Swebus AB	556057-0128	3,000	100
—Swebus Busco AB	556583-0527	1,000	100
—Swebus Express AB	556358-3276	5,000	100
Foreign subsidiary
—Concordia Bus Finland Oy AB	0505988-8	2,000	100
—Ingeniør M.O. Schøyens Bilcentraler A/S	915768237	750	100
Real estate companies
—Swebus Fastigheter AB	556031-3354	10,000	100
—Subsidiaries to Swebus Fastigheter AB:
—Alpus AB	556011-6571	10,000	100
—Malmfältens Omnibus AB	556032-0359	960	100
—Enköping-Bålsta Fastighets AB	556012-9388	1,500	100
Dormant companies
—Arlanda buss AB	556030-5335	1,000	100
—Billingens Trafik AB	556027-3137	14,000	100
—Enköping-Bålsta Trafik AB	556410-2894	1,000	100
—Gävle Trafik AB	556031-1812	70,000	100
—Hälsinge Wasatrafik AB	556039-2622	1,550	100
—AB Härnösandsbuss	556029-8258	3,000	100
—AB Interbus Finans	556028-1122	300	100
—Karlstadsbuss AB	556051-2039	3,000	100
—AB Kristinehamns Omnibusstrafik	556043-6445	9,000	100
—Saltsjöbuss AB	556210-1500	2,500	100
—Swebus Service AB	556041-6736	1,000	100
—Swebus Västerås AB	556115-9988	5,100	100
—Tumlare Buss AB	556068-5975	1,010	100
—Wasabuss AB	556416-2419	1,000	100
—Wasatrafik AB	556048-9188	2,400	100
—AS Concordia Bus Baltic Holding	10675176	40,000	100

Note 13. Receivables due from affiliated companies

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002
Balance March 1	23	—
Changes during the year	2	23

Closing balance, February 28	25	23

        Receivables for affiliated companies include amounts due from other companies in the Concordia Bus BV Group.

Note 14. Other long-term financial fixed assets

	February 28, 2003	February 28, 2002
Investments	5	5
Other long-term receivables	—	9
Capitalized financing costs	92	103

Total	97	117

        Investments comprise shares and participations in various cooperative companies. None of the participations exceed 20% ownership.

        Capitalized financing costs refer to costs incurred in connection with the raising of new loans. These assets are amortized over the life of the loans.

Note 15. Inventories

	February 28, 2003	February 28, 2002
Finished goods	35	31

        Finished goods is primarily comprised of fuel and spare-parts.

Note 16. Accounts receivables

	February 28, 2003	February 28, 2002
Accounts receivables	337	348
Allowance for bad debts	(3)	(5)

Total	334	343

        The allowance for bad debts has changed as follows:

Balance March 1, 2000	(1)
Write-offs	—
Provision for the year	—

Balance February 28, 2001	(1)
Write-offs	—
Provision for the year	(4)

Balance February 28, 2002	(5)
Write-offs	2

Balance February 28, 2003	(3)

Note 17. Accrued income and prepaid expenses

	February 28, 2003	February 28, 2002
Accrued income—CPTA	99	69
Other prepaid expenses and accrued income	79	88

Total	178	157

Note 18. Cash and bank balances

	February 28, 2003	February 28, 2002
Bank overdraft facility granted	50	50

        As of February 28, 2003 and 2002, Concordia had not utilized any of the SEK 50 million bank overdraft facility. Included as cash and bank balances is the portion of Concordia Bus AB's outstanding balance for the checking account connected to the group checking account, where Concordia Bus Nordic AB is the contracting part with the bank.

Note 19. Changes in shareholder's equity (thousands of SEK)

	Share capital	Restricted reserves	Non-restricted reserves	Total
Balance March 1, 2000 before change in accounting principle	500	—	614,637	615,137
Impact of change in accounting principle for loss making contracts, net of taxes of SEK 12,600 (See Note 1)	—	—	(32,400)	(32,400)

Balance March 1, 2000 after change in accounting principle	500	—	582 237	582,737
Shareholder's contribution	—	—	345,440	345,440
Translation adjustments	—	—	1,557	1,557
Net loss (Restated, see Note 1)	—	—	(225,774)	(225,774)

Balance February 28, 2001	500	—	703,460	703,960
Translation adjustments	—	—	4,191	4,191
Net loss (Restated, see Note 1)	—	—	(285,855)	(285,855)

Balance February 28, 2002	500	—	421,796	422,296
Translation adjustments	—	—	(135)	(135)
Transfers between restricted and non-restricted reserves	—	27,461	(27,761)	—
Net loss	—	—	(343,901)	(343,901)

Balance February 28, 2003	500	27,461	50,299	78,260

        Restricted reserves refer to equity, which according to the Swedish Companies Act is not distributable. Annual transfers between restricted and unrestricted reserves represent annual changes in the reserves and relate mainly to annual changes in statutory untaxed reserves of individual companies in the Concordia Bus Group.

Note 20. Net loss per share

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Shares issued and outstanding	5,000	5,000	5,000
Net loss (millions of SEK)	(344)	(286)	(225)

Net loss per share (SEK)	(68,780)	(57,171)	(45,035)

        Net loss per share is computed by dividing the net loss by the weighted-average number of shares outstanding. There were no dilutive securities outstanding during the periods presented and the number of shares issued and outstanding has not changed. As discussed in Note 1, the net loss for the years ended February 28, 2001 and 2002 were restated.

Note 21. Provisions for pensions and other commitments

	February 28, 2003	February 28, 2002
Accrued pension obligations	63	58
Other pensions commitments	6	10

Total	69	68

        The Concordia Bus Group funds pension obligations based on the advice of external actuarial calculations and makes payments to a segregated fund managed by a specialist financial institution. Pension costs are charged to the statement of operations on an accrual basis on actuarial calculations performed by external actuaries.

        The liability for pension obligations of employees in Norway and of certain retired employees of the subsidiary Swebus AB, who were employed during a period when the Swebus AB did not operate a company pension scheme, is carried in the balance sheet. All pensions paid to such employees are charged against the provision. An independent actuarial valuation of the liability is carried out on an annual basis and any increase or decrease in the provision required is reflected in the statement of operations.

Note 22. Long-term liabilities to credit institutions and capital lease obligations

        Concordia's senior debt facilities include a term loan of SEK 850 million (semi-annual principal repayments begin January 15, 2004 and end on July 17, 2006), a bullet loan of SEK 125 million (repayable in full on January 31, 2007), a general-purpose revolving credit facility of SEK 100 million and an overdraft facility of SEK 50 million (both maturing on January 15, 2007). The traunches of term loan and bullet loan accrue interest at STIBOR or EURIBOR plus 1.25%—2.00% which is payable at intervals not to exceed three months in length. See Note 26 for a description of the various pledges associated with the senior debt facilities. The senior debt facilities agreement contains financial covenants that apply to Concordia Bus Nordic AB including ratio of net debt to earnings before interest, taxes, depreciation, amortization (EBITDA), ratio of EBITDA to financial costs, equity ratio, maximum net capital expenditure limits, and ratio of loans to net book value of bus fleet. In addition, the agreement contains covenants which impose limitations on liens, sales and other disposals, incurrence of financial indebtedness, guarantees and other contingent liabilities, hedging, investments, lending monies, leasing, payment of dividends, amendments to documents relating to the acquisition of Concordia Bus Nordic AB, insurance, and change of business. Other conditions include monthly financial reporting to the facilities agent and a prohibition on early repayment of the senior subordinated notes discussed below. Further, the agreement requires Concordia Bus Nordic AB to enter into interest rate and/or foreign exchange and oil price hedging arrangements in accordance with a hedging strategy approved by the facility banks. As of February 28, 2003, Concordia was in compliance with the covenants of the senior debt facilities.

        Concordia also has Euro 160 million of senior subordinated notes which will mature on February 15, 2010. Interest, accruing at a rate of 11% per annum, is payable on February 15 and August 15 of each year until maturity. As of February 28, 2003, Concordia was in compliance with the covenants of the senior subordinated notes which, among other things, impose limitations

(subject to certain exceptions) on Concordia with respect to, inter alia, the payment of dividends or other distributions on capital, the purchase, redemption, or the acquisition or retiring for value of share capital or any warrants, options or other rights for share capital, the incurrence, repayment or otherwise acquisition of or retirement for value of certain indebtedness, sales of assets, sales and leasebacks by Concordia or its subsidiaries and various matters in respect of the conduct of our business, including the merger or sale of all or substantially all of our assets. Any default on the senior debt facilities would cause Concordia to be in default on the senior subordinated notes.

        Amounts outstanding under Concordia's senior debt facilities (the term loan and bullet loan), senior subordinated debt and finance leases were as follows:

	February 28, 2003	February 28, 2002
Senior debt facilities:
Nordea Bank Norge ASA STIBOR 2%	28	48
Nordea Bank Norge ASA STIBOR 1.25% - 2%	133	137
Nordea Bank Norge ASA EURIBOR 1.25% - 2%	52	53
Den Norske Bank ASA STIBOR 2%	32	48
Den Norske Bank ASA STIBOR 1.25% - 2%	151	137
Den Norske Bank ASA EURIBOR 1.25% - 2%	59	53
Nordea Bank Sweden AB STIBOR 2%	22	38
Nordea Bank Sweden AB STIBOR 1.25% - 2%	103	107
Nordea Bank Sweden AB EURIBOR 1.25% - 2%	40	41
Landesbank Schleswig-Holstein STIBOR 2%	22	38
Landesbank Schleswig-Holstein STIBOR 1.25% - 2%	103	107
Landesbank Schleswig-Holstein EURIBOR 1.25% - 2%	40	41
Fortis Bank STIBOR 2%	13	21
Fortis Bank STIBOR 1.25% - 2%	59	61
Fortis Bank EURIBOR 1.25% - 2%	23	24
Deutsche Verkehrbank AG STIBOR 2%	13	21
Deutsche Verkehrbank AG STIBOR 1.25% - 2%	59	61
Deutsche Verkehrbank AG EURIBOR 1.25% - 2%	23	24
Senior Subordinated Notes 11%	1,460	1,454

Total borrowings before finance lease obligations	2,435	2,514
Finance lease obligations	28	—

Total borrowings	2,463	2,514
Less current maturities	(145)	(39)

Total	2,318	2,475

STIBOR1 and EURIBOR were as follows:

February 28, 2003
STIBOR 7 days	3.200%
STIBOR 90 days	3.680%
STIBOR 360 days	3.680%
EURIBOR 90 days	2.533%
EURIBOR 360 days	2.412%

1
Stockholm Interbank Offered Rate

Interest expense and similar items

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Interest expense for loans from credit institutions	(73)	(105)	(95)
Interest expense for high-yield bond	(161)	(103)	(99)
Refinancing costs	(17)	(17)	(14)
Other interest costs	(11)	—	—
Exchange rate gain (loss)	(3)	3	(84)

Total	(265)	(222)	(292)

Borrowings are repayable as follows:

	February 28, 2003	February 28, 2002
On demand or within 1 year	145	39
Within 1-2 years	269	125
Within 2-3 years	302	250
Within 3-4 years	287	300
Within 4-5 years	—	346
Within 5-6 years	—	—
Over 6 years	1,460	1,454

Total borrowings	2,463	2,514
Less current maturities	(145)	(39)

Long-term portion of borrowings	2,318	2,475

        The following is a schedule by years of future minimum gross lease payments under finance leases together with the present value of the net minimum lease payments as of February 28, 2003:

Year Ending:
February 29, 2004	8
February 28, 2005	7
February 28, 2006	8
February 28, 2007	4
February 29, 2008	4
Later years	2

Total minimum gross lease payments	33
Less: Amount representing interest	(5)

Present value of minimum lease payments	28

Interest rate and currency profile of total borrowings at February 28, 2003

Currency	SEK Equivalent	Weighted-average floating interest rate
Swedish krona	739	5.671%
Euro	1,696	10.113%

Total borrowings excluding finance lease obligations	2,435

Note 23. Other current liabilities

	February 28, 2003	February 28, 2002
VAT and other special taxes	—	25
Employee—withholding taxes	58	58
Other short-term liabilities	46	96

Total	104	179

Note 24. Accrued expenses and deferred income

	February 28, 2003	February 28, 2002
Deferred income—CPTA	83	87
Accrued employee costs (payroll, social charges, etc.)	251	205
Accrued interest expenses	12	9
Other accrued expenses	97	123

Total	443	424

Note 25. Operating leases

        Future lease payments for rentals due calculated at net present value are as follows:

	February 28, 2003	February 28, 2002
Net present value of future lease payments
Vehicles	945	683
Real estate and other	58	65

Total	1,003	748

        At February 28, 2003, Concordia operated 1,156 buses under operating leases. Concordia also leases nine real estate properties through operating leases.

        Total future minimum lease payments discounted for each of the periods are as follows:

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Vehicles	356	432	142	15	945
Real estate and other	9	17	15	17	58

Total	365	449	157	32	1,003

        The following is a schedule by years of future minimum gross rental payments required under operating leases as of February 28, 2003:

Year Ending:
February 29, 2004	385
February 28, 2005	285
February 28, 2006	228
February 28, 2007	140
February 29, 2008	59
Later years	46

Total minimum lease payments	1,143

Note 26. Pledged assets and contingent liabilities

	February 28, 2003	February 28, 2002
Pledged shares in subsidiaries(a)	973	1,312
Floating charge certificates(b)	117	117
Pledged assets(c)	1,757	1,971
Guarantees and other contingent liabilities(d)	45	1
Conditional shareholder's contribution(e)	648	648

Total	3,540	4,049

(a)
Pursuant to Concordia's senior debt facilities agreement (see Note 22), Concordia has pledged the shares of Concordia Bus Nordic AB as security for the borrowings as of February 28, 2003. Concordia Bus Nordic AB has, in turn, pledged the shares of the following subsidiaries:

    Swebus Fastigheter AB
    Swebus AB
    Concordia Bus Finland Oy AB
    Swebus BusCo AB
    Ingeniør M.O. Schøyens Bilcentraler A/S

  Swebus Fastigheter AB has, in turn, pledged the shares of the following subsidiaries:

    Alpus AB
    Enköping-Bålsta Fastighets AB
    Malmfältens Omnibus AB

(b)
Pursuant to Concordia's senior debt facilities agreement (see Note 22), the following companies in the Concordia Bus Group have pledged future operating cash flows in the following amounts as of February 28, 2003:

Swebus AB	SEK 100 million
Alpus AB	SEK 0.6 million
Enköping-Bålsta Fastighets AB	SEK 2.4 million
Malmfältens Omnibus AB	SEK 2.5 million
Concordia Bus Finland Oy AB	EURO1.3 million
(c)
Pursuant to Concordia's senior debt facilities agreement (see Note 22), Swebus BusCo AB, a wholly owned subsidiary of Concordia Nordic Bus AB, has pledged certain of the its buses having a total carrying amount shown in the table above as security for the borrowings as of February 28, 2003.

(d)
Concordia Bus Nordic AB has guaranteed the payment of trade amounts owed by certain of its primary operating subsidiaries in Sweden to their diesel fuel vendor in the event of non-payment by such subsidiaries. The amount of the guarantee is limited to SEK 45 million until July 31, 2003 at which time the guarantee is limited to SEK 25 million. No amount is recorded for the guarantee at February 28, 2003 as the subsidiaries have been able to and are expected to be able to continue pay amounts owed.

(e)
Concordia is obligated to repay the shareholder contribution if Concordia is able to and is asked to do so by the shareholder.

Note 27. Fair value of derivative financial instruments

Fuel hedge contracts

        Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management has made a strategic decision to actively try to minimize the negative effects of fluctuations in the market price. On February 28, 2003, 77% of Concordia's expected future fuel usage was hedged against price and currency fluctuations through swaps, caps and currency options for the coming 12 months.

Interest/currency hedges

        Certain of Concordia's borrowings bear interest at a floating rate. Management has made a decision to reduce the volatility on cash flows and earnings due to the risk of interest rate fluctuations through entering into interest rate swaps and caps, which gives Concordia a larger portion of fixed interest rate arrangements. On February 28, 2003, 55% of Concordia's interest payments with floating rate were effectively at a fixed rate for the next three years.

        Concordia is also exposed to currency fluctuations, primarily as a result of loans denominated in Euros. Management has made a conscious decision to try to reduce the volatility on cash flows and earnings due to the impact of currency fluctuations on cash payments related to foreign currencies and has, therefore, entered into currency option arrangements. At February 28, 2003, 50% of the future interest payments for the coming three years on the senior subordinated notes (EURO100 million) were hedged. At February 28, 2003, 50% of the future interest payments on the senior subordinated notes (EURO60 million) have been hedged through currency options for the coming three years.

        The amounts of interest rates swap and caps in place at February 28, 2003 relating to Concordia's hedging of interest rate risk on its borrowings were as follows (exact amounts):

	Contract notional amount	Effective fixed rate	Settlement date	Fair value: Unrealized gain (loss) (SEK)
Interest rate cap	SEK 75,000,000	7.00%	May 19, 2003	(126,426)
Interest rate cap	SEK 75,000,000	7.00%	June 19, 2003	(262,213)
Interest rate cap	SEK 40,000,000	6.00%	June 20, 2005	16,854
Interest rate swap	SEK 112,500,000	4.78%	June 19, 2004	(1,089,000)
Interest rate swap	SEK 50,000,000	5.68%	May 19, 2005	(560,500)
Interest rate swap	SEK 50,000,000	5.73%	July 19, 2005	(550,000)
Interest rate swap	SEK 75,000,000	5.61%	January 19, 2005	(1,621,688)
Interest rate swap	SEK 75,000,000	5.04%	May 19, 2004	(2,003,200)
Interest rate cap	EURO 15,977,853	7.00%	April 22, 2003	(87,642)
Interest rate swap	EURO 16,000,000	5.50%	July 19, 2006	(289,382)
Interest rate swap	EURO 15,977,853	5.05%	April 22, 2003	(826,628)
Interest rate swap	EURO 30,000,000	4.71%	April 19, 2004	(5,992,476)
Interest rate swap	EURO 30,000,000	4.96%	April 19, 2005	(6,336,516)
Interest rate swap	EURO 9,000,000	4.84%	July 19, 2006	(1,458,567)

TOTAL				(21,187,384)

        The amounts of currency options arrangements in place at February 28, 2003 relating to Concordia's hedging of currency risk on its borrowings were as follows (exact amounts):

	Contract notional amount	Strike*	Exercise date	Fair value: Unrealized gain (loss) (SEK)
Call held	EURO (2,727,500)	11.49	August 11, 2003	—
Put issued	EURO 2,727,500	8.50	August 11, 2003	(12 679)
Call held	EURO (1,650,000)	9.85	August 11, 2003	14 262
Put issued	EURO 1,650,000	8.80	August 11, 2003	(48 481)
Call held	EURO (2,727,500)	11.88	February 11, 2004	21
Put issued	EURO 2,727,500	8.50	February 11, 2004	(68,923)
Call held	EURO (1,650,000)	9.99	February 11, 2004	55,589
Put issued	EURO 1,650,000	8.80	February 11, 2004	(119,172)
Call held	EURO (2,727,500)	12.03	August 11, 2004	371
Put issued	EURO 2,727,500	8.50	August 11, 2004	(121,211)
Call held	EURO (1,650,000)	10.17	August 11, 2004	78,915
Put issued	EURO 1,650,000	8.80	August 11, 2004	(165,046)
Call held	EURO (4,400,000)	10.39	February 9, 2005	235,763
Put issued	EURO 4,400,000	8.80	February 9, 2005	(528,073)
Call held	EURO (4,400,000)	10.92	August 10, 2005	29,505
Put issued	EURO 4,400,000	8.70	August 10, 2005	(212,382)

TOTAL				(861,541)

*
Exchange rate of SEK per Euro if the option is exercised.

        The amounts of currency forward contracts in place at February 28, 2003 relating to Concordia's hedging of currency risk on its diesel swap arrangements were as follows (exact amounts):

	Contract amount	Forward rate**	Settlement date	Fair value: Unrealized gain (loss) (SEK)
Forward contract	$(190,150)	10.67	Mars 7, 2003	(411,486)
Forward contract	$(225,000)	9.55	Apri17, 2003	(233,646)
Forward contract	$(225,500)	9.57	Apri17, 2003	(235,892)
Forward contract	$(225,000)	9.55	May 7, 2003	(230,503)
Forward contract	$(225,500)	9.57	May 7, 2003	(232,792)
Forward contract	$(225,000)	9.55	June 6, 2003	(227,395)
Forward contract	$(225,500)	9.57	June 6, 2003	(229,725)
Forward contract	$(225,000)	9.55	July 7, 2003	(224,236)
Forward contract	$(225,500)	9.57	July 7, 2003	(226,608)
Forward contract	$(225,000)	9.55	August 7, 2003	(221,077)
Forward contract	$(225,500)	9.57	August 7, 2003	(223,491)
Forward contract	$(225,000)	9.55	September 5, 2003	(218,124)
Forward contract	$(225,500)	9.57	September 5, 2003	(220,577)
Forward contract	$(225,000)	9.55	October 7, 2003	(214,924)
Forward contract	$(225,500)	9.57	October 7, 2003	(217,418)
Forward contract	$(225,000)	9.55	November 7, 2003	(211,824)
Forward contract	$(225,500)	9.57	November 7, 2003	(214,358)
Forward contract	$(225,000)	9.55	December 5, 2003	(209,031)
Forward contract	$(225,500)	9.57	December 5, 2003	(211,602)
Forward contract	$(225,000)	9.55	January 8, 2004	(205,897)
Forward contract	$(225,500)	9.57	January 8, 2004	(208,508)
Forward contract	$(225,000)	9.55	February 6, 2004	(203,223)
Forward contract	$(225,500)	9.57	February 6, 2004	(205,870)
Forward contract	$(225,000)	9.55	March 5, 2004	(200,648)
Forward contract	$(225,500)	9.57	March 5, 2004	(203,328)

TOTAL				(5,642,183)

**
Exchange rate of SEK per $ at settlement date.

        The amounts of diesel swap and cap arrangements in place at February 28, 2003 relating to Concordia's hedging of commodity risk on its diesel purchases were as follows (exact amounts):

	Contract notional volume (tons)	Fixed/capped price per ton	Settlement date	Fair value: Unrealized gain (loss) (SEK)
Diesel swap	1,000	$190	February 28, 2003	138,975
Diesel swap	12,000	$225	February 28, 2004	594,760
Diesel swap	12,000	$223	February 28, 2004	672,636
Diesel cap	6,500	$301	May 31, 2003	61,750

TOTAL				1,468,121

Note 28. Interest income

	March 1, 2002 - February 28, 2003	March 1, 2001 - February 28, 2002	March 1, 2000 - February 28, 2001
Interest income from affiliated companies	3	—	—
Other interest income	7	5	6

Total	10	5	6

Note 29. Other provisions

	February 28, 2003	February 28, 2002
Provisions for loss making contracts (See Note 1)	46	31

Note 30. Going-concern matters

        Concordia has approximately SEK 2,435 million of long term debt due to third parties, excluding long term finance lease obligations. Concordia's ability to service the existing debt (interest and amortization) is dependent on the underlying businesses generating sufficient cash flow. Revenues generated by the underlying businesses during the period March 1, 2002—February 28, 2003 have not been sufficient to cover their costs.

        Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and have started to see signs of significant improvements in compensation levels from their contracts with public transportation authorities. If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, these companies' equity bases may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

        These financial statements have been prepared under the assumption that Concordia will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that Concordia will be in compliance with its debt covenants for the upcoming 12-month period. If Concordia were to be in breach of any of its debt covenants during the next 12 months, a major portion of its long-term debt would become due and payable.

Note 31. Cash Flow Statement

        The cash flow statement is derived from the statement of operations and other changes between the opening and closing balance sheets, eliminating the effect of currency translation differences. The cash and bank balances in the cash flow statement includes securities, time deposits and the used portion of bank overdrafts. Movements in provisions against assets have been included with the movements of the assets.

Note 32. Related party transactions

        Two of the supervisory board members of Concordia Bus BV, the parent company of Concordia Bus AB are appointed by Schøyen Gruppen A/S ("Schøyen Group") and two are appointed by Bus Holdings S.A.R.l, an affiliate of Goldman Sachs International. Each director of Concordia may receive compensation for services in that capacity. Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia and he was formerly a director of Concordia Bus AB and remains a director of certain of our operating subsidiaries.

        Under a lease arrangement between Schøyen Group and Ingeniør M.O. Schøyens Bilcentraler A/S, Schøyen Group has leased depots and other real property to SBC for a period of ten years ending in 2009. The rentals paid were SEK 15 million, SEK 14 million, and SEK 13 million for the years ended February 28, 2003, 2002 and 2001, respectively.

        Schøyen Prosjekt and Finans ASA, an affiliated company of Schøyen Group, was engaged to provide consulting services in relation to the acquisition by Concordia of Sporveiebussen AS, an operator of approximately 160 buses in Norway. The fees paid for their services were SEK 0.3 million and SEK 0.6 million for the years ended February 28, 2002 and 2001, respectively. In addition, they have been engaged in connection with securing the sale and leaseback of properties belonging to Swebus. For the year ended February 28, 2002, their fees for this service were SEK 2.4 million and SEK 0.5 million for the years ended February 28, 2002 and 2001, respectively. No services were provided by Schøyen Prosjekt and Finans ASA during the year ended February 28, 2003.

        In addition to being 18% owned by SG, Schøyen Prosjekt and Finans ASA is 72% owned by Finans Forvaltning AS. Finans Forvaltning AS is 51% owned by Frode Larsen, 22.25% owned by Georg Kervel, and 4.5% owned by Harold Arnvaern.

        Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to Concordia Bus AB and its subsidiaries. A management fee has been charged to Concordia Bus AB and their subsidiaries for these services amounting to SEK

23 million, SEK 25 million, and SEK 31 million for years ended February 28, 2003, 2002 and 2001, respectively.

Note 33. Reconciliation to accounting principles generally accepted in the United States of America

        Accounting policies used by the Concordia Bus Group conform with accounting principles generally accepted in Sweden ("Swedish GAAP") which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Below is a description of these differences and a reconciliation of net loss, shareholder's equity and cash flows to U.S. GAAP.

	Note		Year ended February 28, 2003	Year ended February 28, 2002	Year ended February 28, 2001
Net loss under Swedish GAAP (See Note 1)			(344)	(286)	(225)
Adjustments:
Goodwill amortization	(a	)	44	(4)	(3)
Pensions	(b	)	1	(2)	1
Refund from defined contribution plan	(c	)	—	53	1
Derivative financial instruments	(d	)	(11)	(8)	4
Sale-leaseback of real estate	(e	)	8	(11)	(50)
Lease classification	(f	)	(8)	(4)	—
Tax effect of U.S. GAAP adjustments			9	(7)	12

Net loss under U.S. GAAP			(301)	(269)	(260)

Number of shares			5,000	5,000	5,000
Primary and diluted net loss per share under U.S. GAAP (SEK)			(60,180)	(53,728)	(51,920)

        During the year ended February 28, 2002, Concordia issued new debt in order to refinance certain of its existing senior term loans and also revolving credit facilities. Certain of the costs incurred in connection with this refinancing has, under Swedish GAAP been expensed as financing costs. Under U.S.GAAP, those costs, amounting to SEK 2 million would be treated as an extraordinary loss.

	Note		February 28, 2003	February 28, 2002	February 28, 2001
Shareholder's equity under Swedish GAAP			78	422	704
Adjustments:
Goodwill amortization	(a	)	37	(7)	(3)
Pensions	(b	)	(7)	(8)	(7)
Refund from defined contribution plan	(c	)	54	54	1
Derivative financial instruments	(d	)	(26)	(3)	4
Sale-leaseback of real estate	(e	)	(50)	(58)	(50)
Lease classification	(f	)	(11)	(3)	—
Tax effect of U.S. GAAP adjustments			11	2	15

Shareholder's equity under U.S. GAAP			86	399	664

        Under Swedish GAAP, Concordia's cash flow statements are presented in accordance with the Swedish Financial Accounting Standards Council's recommendation No. 7. These statements present substantially the same information as is required under U.S. Statement of Financial Accounting Standards No. 95, Statement of Cash Flows although the classification of certain items is different.

        A summary of Concordia's operating, investing and financing activities, classified in accordance with U.S. GAAP, utilizing the amounts shown in the Swedish GAAP cash flow statement, are as follows:

	Year ended February 28, 2003	Year ended February 28, 2002	Year ended February 28, 2001
Cash flows provided by (used in) operating activities	11	95	(72)
Cash flows provided by (used in) investing activities	(136)	53	3
Cash flow provided by (used in) financing activities	(95)	28	153

Net increase/(decrease) in cash and bank balances	(220)	176	84

(a)
Goodwill amortization

  For Swedish GAAP, Concordia amortizes goodwill balances based on their estimated economic lives and assesses the balances for impairment whenever there is an indicator that the assets may be impaired. Effective March 1, 2002, Concordia adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," for U.S. GAAP purposes. SFAS No. 142 requires goodwill to no longer be amortized, but instead be tested for impairment upon adoption of SFAS No. 142, as well as on an annual basis, and more frequently if circumstances indicate a possible impairment. If the carrying value of goodwill exceeds its fair value, and impairment loss is recognized. Prior to adopting SFAS No. 142, for U.S. GAAP purposes, Concordia amortized goodwill balances over their estimated economic lives, not to exceed twenty years, and assessed the balances for impairment whenever events or changes in circumstances indicated that the carrying amounts may not be recoverable.

  Upon the adoption of SFAS No. 142, the transition provisions of SFAS No. 141, "Business Combinations," also became effective requiring, in certain circumstances, the reclassification of amounts between recognized goodwill and other intangibles relating to previous business combinations. The transition provisions of SFAS No. 141 did not affect any of Concordia's previously reported goodwill under U.S. GAAP.

  Under SFAS No. 142, the U.S. GAAP goodwill impairment test is performed at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. Concordia's measurement of fair value is based on an evaluation of both future discounted cash flows, consistent with those utilized in Concordia's annual planning process, and public company trading multiples. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

  Upon adoption of SFAS No. 142, Concordia performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, no impairment charges were recognized at the date of adoption. Subsequent annual impairment tests are performed, at a minimum, on goodwill in conjunction with Concordia's annual planning process. No impairments were recorded under U.S. GAAP as a result of the annual impairment tests.

  With the adoption of SFAS No. 142 for U.S. GAAP purposes, goodwill amortization expense recorded for Swedish GAAP purposes in the amount of SEK 44 million for the year ended February 28, 2003 is not recognized for US GAAP purposes. Prior to the adoption of SFAS No. 142 for US GAAP purposes, annual goodwill amortization was greater under U.S. GAAP compared to Swedish GAAP as a result of a larger amount of goodwill being recorded at acquisition under U.S. GAAP compared to Swedish GAAP.

  Changes in the total carrying amount of goodwill for U.S. GAAP purposes were as follows during each of the years ended February 28:

	2003	2002	2001
Balance at March 1 for U.S. GAAP reporting purposes	856	905	691
Acquisitions	—	—	250
Amortization	—	(49)	(36)

Balance at February 28 for U.S. GAAP reporting purposes	856	856	905

  As required by SFAS No. 142, the results for periods prior to its adoption have not been restated. The following table reconciles the reported net loss and basic and diluted net loss per share, all in accordance with U.S. GAAP, to that which would have resulted if SFAS No. 142 had been adopted on March 1, 2000 (in SEK millions, except per share amounts):

	2003	2002	2001
Reported net loss in accordance with U.S. GAAP	(301)	(269)	(260)
Add: Goodwill amortization, net of tax of nil	—	49	36

Adjusted net loss in accordance with U.S. GAAP	(301)	(220)	(224)

	2003	2002	2001
Reported basic and diluted net loss per share in accordance with U.S. GAAP	(60,392)	(53,728)	(51,920)
Add: Goodwill amortization, net of tax of nil	—	9,800	7,200

Adjusted basic and diluted net loss per share accordance with U.S. GAAP	(60,180)	(43,928)	(44,720)

  Under Swedish GAAP, Concordia recognized the net present value of pension refund discussed in (c), below, as a component of the purchase price of Concordia Bus Nordic AB for Swedish GAAP but not for U.S. GAAP. This difference in accounting for the acquisition resulted in goodwill for U.S. GAAP being larger than goodwill for Swedish GAAP. As a result, prior to the adoption of SFAS No. 142, goodwill amortization under U.S. GAAP was greater than goodwill amortization under Swedish GAAP.

(b)
Pensions

  Both Swedish and U.S. GAAP have the same objective, which is the accrual for the projected cost of providing such pension benefits. There are certain differences with U.S. GAAP being more prescriptive, requiring the use of the projected unit credit method; whereas under Swedish GAAP, the accrued benefit obligation is calculated. Other areas of differences include the actuarial assumptions, the treatment of actuarial gains and losses and plan changes. Concordia has pension arrangements under a defined benefit plan for its employees in Norway and for retired employees in Sweden.

  The amounts computed in accordance with U.S. GAAP as shown below relate to the defined benefit pension plans described above:

2003
Change in benefit obligation:
Benefit obligation beginning of the year	191
Service cost	6
Interest cost	13
Actuarial (gains) losses	1
Benefits paid	(15)

Benefit obligation end of the year	196

Change in plan assets:
Fair value of plan assets at the beginning of the year	112
Actual return on plan assets	8
Employer contributions	11
Benefits paid	(15)

Fair value of plan assets at the end of the year	116

Funded status	(80)
Unrecognized net actuarial (gain) loss	9

Accrued benefit obligation	(71)

Components of net pension cost:
Service cost	6
Interest cost	13
Expected return on plan assets	(8)
Amortization of net actuarial (gain) loss	(1)
Social charges	1

Net pension cost	11

Weighted-average assumptions at year end:
Discount rates	5.5 - 7.0%
Expected return on plan assets	8.0%
Rate of compensation increases	2.5%
Inflation rates	2.0%

  For other active employees the entities in the Swebus group have individual plans or participate in plans administrated outside the group. These pension plans are generally non-contributory for the employees and cover substantially all of Swebus employees.

(c)
Refund from defined contribution plan

  Swedish companies participate in a collectively bargained pension plan for all Swedish white-collar employees (a multiemployer pension plan). Required contributions to the plan are charged to earnings as they become due and payable for purposes of both Swedish GAAP and U.S. GAAP. In 1998, the plan administrator ("SPP") announced a significant surplus in the plan and that the surplus would be refunded to plan participants. In 1999, the plan administrator announced how much each employer would receive. In 2000, actual payment terms were announced, which include an initial cash refund based on a formula (which results in a refund of 20% of the calculated share of surplus for many companies) with the remainder applied as a credit against future premiums or potentially transferred to another entity. Until the surplus was refunded to participating companies, it was the legal property of the pension plan. Under Swedish GAAP, the refund was recognized as an asset as part of the net assets of Concordia Bus Nordic AB which were acquired on January 14, 2000. Such accounting treatment differs from the accounting treatment under U.S. GAAP, where any refunds under a defined contribution plan are recognized as income in the period when the refund can actually be utilized. Thus, under U.S. GAAP, no asset for this refund was recognized in connection with the acquisition of Concordia Bus Nordic AB. As of February 28, 2002, Concordia had received the full amount of the refund in cash and, consequently, had recognized the amount in income under U.S. GAAP.

(d)
Financial instruments

  Derivative Financial Instruments:

  Concordia uses financial instruments to manage risks associated with interest rate exposure on variable rate debt, fuel price risk and foreign currency exposure associated with Euro-denominated debt. These financial instruments include interest rate swaps, fixed price fuel contracts and foreign currency contracts. Under Swedish GAAP, hedge accounting is used as long as a hedge is considered effective and then the fair value of the hedge instrument is held off balance sheet. The net settlement of the instrument is recorded on the same line as the expense from the hedge exposure.

  Under U.S. GAAP, prior to the adoption of Statement of Financial Accounting Standard No. 133, "Derivatives and Hedging Activities," to the extent existing financial instruments used by Concordia are hedges of anticipated transactions or firm commitments they have been treated as off balance sheet transactions. However, the foreign currency contracts described in Note 27 were recorded at market value with the change in fair value recognized in earnings.

  At March 1, 2001, Concordia adopted SFAS No. 133 which requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific criteria are met to account for such financial instruments as hedges. Concordia did not elect to account for these instruments as hedges.

  Subsequent to the adoption of SFAS No. 133, Concordia has accounted for changes in the fair value of all its derivative financial instruments through income as it has not chosen to designate any of the contracts as hedges for U.S. GAAP purposes.

  Fair Values of Financial Instruments

  The carrying amounts of Concordia's categories of financial fixed assets, accounts and other current receivables, cash and cash balances approximated their respective fair values at February 28, 2003. Similarly, the carrying amounts of Concordia's categories of non-current liabilities and current liabilities approximated their respective fair values at February 28, 2003 except that the fair value of Concordia's SEK 1,460 (EURO 160) million 11% Senior Subordinated Notes at February 28, 2003 was approximately SEK 1,075 million based on the market price of the bond.

  The fair values of derivative financial instruments held by Concordia at February 28, 2003 are included in Note 27. The fair values of the derivatives financial instruments are not recorded for Swedish GAAP reporting purposes. However, for U.S. GAAP reporting purposes, the carrying amounts of the derivative financial instruments are equal to their fair values as stated above.

(e)
Sale-leaseback of real estate

  Under Swedish GAAP, a gain incurred in connection with a sale-leaseback transaction where the criteria for a financial lease transaction is not fulfilled and where the transaction is based on fair value should be recognized in the period when the sales transaction has been consummated. Under U.S. GAAP, any gain on a sale-leaseback transaction where a majority of the assets are retained by the seller must be deferred and recognized over the life of the lease, if a capital lease, or in proportion to gross rentals if an operating lease.

  During the years ended February 28, 2002 and 2001, Concordia sold properties and simultaneously leased them back. Under Swedish GAAP, Concordia reflected immediate net gains related to these sale-leaseback transactions in its statement of operations. Under U.S. GAAP, the net gains related to these transactions were deferred and are being amortized in relation to the lease agreement.

(f)
Lease classification

  Under Swedish GAAP, leases are reported in the consolidated financial statements as capital leases if the lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits generally associated with ownership. If this is not the case, the lease is reported as an operating lease and the lease payments are expensed as incurred.

  Under U.S. GAAP, specific criteria are used to determine whether a lease is a capital lease. Specifically, a capital lease is one where either the minimum payments are in excess of 90% of the fair market value, the leased assets or the lease term is equal to or greater than 75% of the estimated economic life of the property, the lease contains a bargain purchase option, or the lease transfers ownership of the property to the lessee at the end of the lease term.

  Certain of Concordia's leases, that resulted from the sale-leaseback transactions entered into by Concordia as described in (e), are capital leases for U.S. GAAP purposes and operating leases for Swedish GAAP purposes.

(g)
Comprehensive loss

  The following presents comprehensive loss, defined as changes in the stockholder's deficit of Concordia as a result of transactions other than those with the owner:

	Year ended February 28, 2003	Year ended February 28, 2002	Year ended February 28, 2001
Net loss	(301)	(269)	(260)
Other comprehensive income (loss):
Change in cumulative translation adjustment	(12)	4	2

Comprehensive loss	(313)	(265)	(258)

(h)
Changes in shareholder's equity

Shareholder's Equity
Balance March 1, 2000	577
Shareholder's contribution from Concordia Bus BV	345
Change in cumulative translation adjustment	2
Net loss	(260)

Balance February 28, 2001	664
Change in cumulative translation adjustment	4
Net loss	(269)

Balance February 28, 2002	399
Change in cumulative translation adjustment	(12)
Net loss	(301)

Balance February 28, 2003	86

  On February 28, 2001, Concordia Bus BV acquired Ingeniør M.O. Schøyens Bilcentraler A/S ("SBC") with effect from February 1, 2001. The shares in SBC were contributed to the Concordia Bus Group at their fair value of SEK 345 million.

(i)
Other new accounting principles adopted during the year ended February 28, 2003 for U.S. GAAP

  Impairment or Disposal of Long-Lived Assets

  In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 also establishes criteria for determining when an asset should be treated as held for sale. Additionally, the standard expands the scope of discontinued operations to include all components of an entity (rather than a segment of a business) with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 by Concordia on March 1, 2002 did not have any impact on Concordia's consolidated financial position or results of operations.

  Costs of Exist or Disposal Activities

  In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, a company measures costs associated with an exit or disposal activity at fair value and recognizes costs in the period in which the liability is incurred rather than at the date of a commitment to an exit or disposal plan. Concordia was required to apply SFAS No. 146 on a prospective basis to all exit and disposal activities initiated after December 31, 2002. However, no significant exit or disposal activities were initiated during the year ended February 28, 2003.

  Accounting for Certain Guarantees

  In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 applies to certain guarantees that a company gives to third parties and requires that a company recognize, at the inception of giving the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee even if it is not probable that payments will be required under the guarantee. Concordia was required to apply FIN No. 45 on a prospective basis to applicable guarantees issued or modified after December 31, 2002. However, no significant guarantees were issued by Concordia or modified during the year ended February 28, 2003.

  Consolidation of Variable Interest Entities

  In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities for the year ended February 28, 2005. As Concordia does not have any variable interests in non-consolidated entities, the adoption of FIN No. 46 does not have a material impact Concordia's consolidated financial position or results of operations.

  Certain Rescissions, Amendments and Technical Corrections

  In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during the year ended February 28, 2003 but did not have any impact on Concordia's consolidated financial position or results of operations. The remaining provisions become effective during the year ending February 29, 2004, but management does not expect that such provisions will have a material impact on Concordia's consolidated financial position or results of operations.

(j)
New accounting principles to be adopted during the year ending February 29, 2004 for U.S. GAAP

  Asset Retirement Obligations

  In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Under SFAS No. 143, a company is required to recognize the fair value of a liability for legal and constructive obligations associated with the retirement of tangible, long-lived assets in the period incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. The adoption of SFAS No. 143 on March 1, 2003 is not expected to have a material impact on Concordia's consolidated results of operations or financial position.

  Accounting Guidance on Derivatives Amended and Clarified

  During April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, SFAS No. 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 during the year ending February 29, 2004 is not expected to have a material impact on Concordia's consolidated results of operations or financial position.

  Financial Instruments with Characteristics of both Liabilities and Equity

  During May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires a company to classify as liabilities (or assets in some circumstances) three types of freestanding financial instruments that embody obligations for a company. One type is mandatorily redeemable shares, which a company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require a company to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under SFAS No. 150 are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. Under previous accounting rules, a company could account for those three types of instruments as equity. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into by Concordia or modified after May 31, 2003, and otherwise is effective for Concordia beginning March 1, 2004. The adoption of SFAS No. 150 during the years ending February 29, 2004 and February 28, 2005 is not expected to have a material impact on Concordia's consolidated results of operations or financial position.

Item 18. Financial Statements

        Not applicable.

Item 19.    Exhibits

1.	Articles of Association of CB Bus AB (publ).*†
2(c).	Indenture, dated February 7, 2000, between CB Bus AB (publ)† and Bankers Trust Company, in respect of Concordia Bus AB's Euro100,000,000 11% Senior Subordinated Notes due February 15, 2010.*
4(a)(1).	Subscription and Shareholders' Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Schøyen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International.*
4(a)(2).	Call Option Assignment Agreement, dated January 14, 2000 between CB Bus AB (publ)† as assignor and Christiania Bank og Kreditkasse ASA as security agent.*
4(a)(3).	Security Agent Agreement, dated February 7, 2000, by and among, Christiania Bank og Kreditkasse ASA as senior agent and security agent, CB Bus AB (publ)†, and Bankers Trust Company, as Trustee.*
4(a)(4).	Declaration of Pledge dated January 14, 2000 between Schøyen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
4(a)(5).	Addendum No. 1 to Declaration of Pledge dated February 4, 2000 between Schøyen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
4(a)(6).	Deed for the Sale and Purchase of Ingenior M.O. Schøyens Bilcentraler A/S dated October 27, 1999 by and among Schøyen Gruppen A/S, as seller, Concordia Bus BV, Goldman Sachs International as senior agent and mezzanine agent, and AB Grundstenen 85302, as buyer.*
4(a)(7).	Supplemental Deed to Original Deed for the Sale and Purchase of Ingenior M.O. Schøyens Bilcentraler A/S, dated January 14, 2000, by and among Schøyen Gruppen A/S, as seller, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International, and Christiania Bank og Kreditkasse ASA.*
4(a)(8).	Deed of Accession and Adherence and Supplemental Deed to Deed for the Sale and Purchase of Ingenior M.O. Schøyens Bilcentraler A/S, dated February 4, 2000 by and among Schøyen Gruppen A/S, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International, Christiania Bank og Kreditkasse ASA, and Bankers Trust Company.*
4(a)(9).	Supplemental Deed No. 3 to Deed for the Sale and Purchase of Ingenior M.O. Schøyens Bilcentraler A/S, dated February 24, 2000, by and among Schøyen Gruppen A/S, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International, Christiania Bank Og Kreditkasse ASA, and Bankers Trust Company.*
4(a)(10).	Acquisition Facility Agreement, dated January 14, 2000, by and among CB Bus AB (publ)†, as borrower, Christiania Bank og Kreditkasse ASA and Den norske Bank ASA as arrangers and banks, and Christiania Bank og Kreditkasse ASA as agent.*
4(a)(11).	Swebus Facility Agreement, dated January 14, 2000, by and among Concordia Bus Nordic AB††, as borrower, Christiania Bank og Kreditkasse ASA and Den norske Bank ASA as arrangers and banks, and Christiania Bank og Kreditkasse ASA as agent.*
4(a)(12).	Framework Leasing Agreement, dated October 28, 1998, between Ingenior M.O. Schøyens Bilcentraler and Den norske Bank Finans.*
4(a)(13).	Amended Senior Facilities Agreement, dated February 15, 2002, by and among Concordia Bus Nordic AB, as borrower, Nordea Bank Norge ASA and Den Norske Bank ASA, as arrangers and banks, and Nordea Bank Norge ASA, as agent.***
4(c)(1).	Management services agreement, dated January 14, 2000, by and among, Concordia Bus Management A/S, Concordia Bus BV, CB Bus AB (publ) and Ingenior M. O. Schoyens Bilcentraler A/S.**
6.	Statement re computation of per share earnings.
7.	Statement re computation of ratios.

8.	Subsidiaries of registrant.
12.	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13(a)(1).	Certification of Frode Larsen, chief executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13(a)(2).	Certification of Vasant Mistry, chief financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.	Letter concerning Arthur Andersen****

*
Incorporated by reference from the Registrant's Registration Statement on Form F-4, filed with the Commission on May 15, 2000.

**
Incorporated by reference from the Registrant's Annual Report on Form 20-F, filed with the Commission on June 27, 2001.

***
Incorporated by reference from Amendment No. 1 to the Registrants' Annual Report on Form 20-F, filed with the Commission on February 19, 2002.

****
Incorporated by reference from the Registrant's Annual Report on Form 20-F, filed with the Commission on June 27, 2002.

†
In May 2000 the Registrant changed its name from CB Bus AB (publ) to Concordia Bus AB (publ).

††
In May 2001 Swebus AB changed its name to Concordia Bus Nordic AB.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Concordia Bus AB (publ) (Registrant) /s/ VASANT MISTRY (Signature)
Vasant Mistry
Chief Financial Officer

Date: June 27, 2003