Form 20-F
period 2004-02-29
CONCORDIA BUS AB PUBL
filed 2004-06-28
CIK 1114875

Use these links to rapidly review the document
TABLE OF CONTENTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended February 29, 2004
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission file number: 333-11948

CONCORDIA BUS AB (publ)
(Exact Name of Registrant as Specified in its Charter)

SWEDEN
(Jurisdiction of Incorporation or Organization)

Solna Strandväg 78, 171-54 Solna, Sweden
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Euro 160,000,000 11% Senior Subordinated Notes due February 2010
(Title of Class)

        Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

        Indicate by check mark which financial statement item the registrant has elected to follow:

☒ Item 17	☐ Item 18

TABLE OF CONTENTS

PART I
Item 1.	Identity Of Directors, Senior Management And Advisors
Item 2.	Offer Statistics And Expected Timetable
Item 3.	Key Information
A.	Selected Financial Data
B.	Capitalization And Indebtedness
C.	Reasons For The Offer And Use Of Proceeds
D.	Risk Factors
Item 4.	Information On The Company
A.	History And Development Of The Company
B.	Business Overview
C.	Organizational Structure
D.	Property, Plant And Equipment
Item 5.	Operating And Financial Review And Prospects
A.	Operating Results
B.	Liquidity And Capital Resources
C.	Research And Development, Patents, Licences, Etc.
D.	Trend Information
E.	Off-Balance Sheet Arrangements
F.	Tabular Disclosure of Contractual Obligations
Item 6.	Directors, Senior Management And Employees
A.	Directors And Senior Management
B.	Compensation
C.	Board Practices
D.	Employees
E.	Share Ownership
Item 7.	Major Shareholders And Related Party Transactions
A.	Major Shareholders
B.	Related Party Transactions
C.	Interests Of Experts And Counsel
Item 8.	Financial Information
A.	Consolidated Statements And Other Financial Information
B.	Significant Changes

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

        This annual report includes forward looking statements. We have based these forward looking statements on our current expectations and projections about future events. These forward looking statements can be identified by the use of forward looking terminology, including the terms "believe," "estimate," "anticipate," "expect," "intend," "continue," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear under subheading "D. Risk Factors" of "Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects" and elsewhere in this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

        By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward looking statements contained in this annual report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward looking statements contained in this annual report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to win and/or renew public contracts;

  •
  downward pressure on prices resulting from competition in our industry;

  •
  our exposure to cost increases that may not be sufficiently accounted for by the indexation terms in our contracts;

  •
  potential changes in the funding provided to transportation authorities by governments;

  •
  our ability to win contracts with a margin and return on capital commensurate with our cost structure;

  •
  our ability to forecast the costs associated with contracts successfully;

  •
  our ability to take advantage of terms in our lease agreements;

  •
  our relations with our employees;

  •
  our exposure to fluctuations in fuel prices;

  •
  possible financial losses pursuant to our hedging strategies; and

  •
  our exposure to currency exchange rate fluctuations.

        We undertake no obligation to update publicly or to revise any forward looking statements, whether as a result of new information, future events or otherwise. Furthermore, these forward looking statements may be materially impacted by the factors listed under subheading "D. Risk Factors" of "Item 3. Key Information". In light of these risks, uncertainties and assumptions, the forward looking events discussed in this annual report might not occur. You should not interpret statements regarding past trends or activities as representations that those trends or activities will continue in the future.

i

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

        Concordia Bus AB (publ) ("Concordia") is organized under the laws of Sweden. All of our directors, executive officers and our subsidiaries and the independent auditors named in this prospectus are non-residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against any of them judgments of US courts predicated upon civil liabilities under US federal securities laws. Although we agree under the terms of the indenture relating to the senior subordinated notes to accept service of process in the United States by an agent designated for such purpose, it may not be possible for investors to (i) effect service of process within the United States upon our officers and directors and the independent auditors named herein and to (ii) realize in the United States upon judgments against such persons obtained in such courts predicated upon civil liabilities of such persons, including any judgments predicated upon US federal securities laws to the extent such judgments exceed such person's US assets. There is also doubt as to the enforceability in Sweden, in original actions or in actions for enforcement, of judgments of US courts predicted upon the civil liability provisions of the federal securities laws of the United States.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

        Unless otherwise indicated, references in this prospectus to "SEK," "Swedish Krona" or "Swedish Kronor" are to the lawful currency of Sweden; references to "euro" or "€" are to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; references to "Norwegian Kroner" or "NOK" are to the lawful currency of Norway; and references to "US dollars" or "$" are to the lawful currency of the United States of America.

        The consolidated financial statements of Concordia and Concordia Bus Nordic AB (publ) ("Concordia Bus Nordic") are prepared in accordance with accounting principles generally accepted in Sweden ("Swedish GAAP"), which differ in certain respects from generally accepted accounting principles in certain other countries. The significant differences between Swedish GAAP and accounting principles generally accepted in the United States of America ("US GAAP") are discussed in Note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

ii

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not Applicable

Item 3.    Key Information

A.    Selected Financial Data

        Concordia, which was incorporated on September 17, 1999, acquired 100% of the share capital of Concordia Bus Nordic on January 14, 2000. From its inception until its acquisition of Concordia Bus Nordic, Concordia was inactive and had insignificant net losses, assets, liabilities and shareholders' equity. As a result of this acquisition, the carrying value of Concordia Bus Nordic's net assets was increased to Concordia's purchase price and Concordia Bus Nordic's fiscal year-end was changed from April 30 to the last day of February.

        Accordingly, the following tables set forth selected consolidated financial data for Concordia Bus Nordic derived from audited financial statements as of and for the ten month period ended February 29, 2000 and (ii) selected consolidated financial data for Concordia derived from audited financial statements as of and for the years ended February 28, 2001, February 28, 2002, February 28, 2003 and February 29, 2004.

        This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

        The consolidated financial statements of both Concordia and Concordia Bus Nordic have been prepared in accordance with Swedish GAAP, which differ in certain significant respects from US GAAP. The significant differences between Swedish GAAP and US GAAP are discussed in Note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

	Concordia Bus Nordic	Concordia
	As of and for the 8.5 months ended January 14, 2000	As of and for the 1.5 months ended February 29, 2000	As of and for the year ended February 28, 2001(1)(2)(6)	As of and for the year ended February 28, 2002(5)(6)	As of and for the year ended February 28, 2003	As of and for the year ended February 29, 2004
	(SEK in millions, except share and per share amount and operating data)
SWEDISH GAAP
Income Statement Data
Net revenue	2,209	426	3,576	4,226	4,758	4,761
Operating expenses	(1,918)	(395)	(3,299)	(3,999)	(4,522)	(4,559)
Gain on sale of fixed assets	9	2	65	20	(4)	6
Depreciation and amortization	(231)	(44)	(364)	(383)	(404)	(363)
Write-down of fixed assets	—	—	—	(11)	—

Operating income (loss)	69	(11)	(22)	(147)	(172)	(155)
Financial income (expenses), net	(40)	(35)	(286)	(217)	(255)	(308)
Income tax benefit (expense)	1	12	83	78	83	54

Net income (loss)	30	(34)	(225)	(286)	(344)	(409)

Basic and diluted net income (loss) per share	188	(6,730)	(45,035)	(57,171)	(68,780)	(81,721)

Balance Sheet Data
Total fixed assets		3,459	3,572	2,965	2,720	2,386
Total current assets		602	855	979	783	1,024
Total assets		4,061	4,427	3,944	3,503	3,410
Share capital		1	1	1	1	1
Total shareholder's equity (deficit)		615	723	422	78	(330)
Total provisions		337	299	236	171	146
Total noncurrent liabilities		2,381	2,504	2,480	2,318	2,689
Total current liabilities		728	901	806	936	905
Other Financial Data
Total capital expenditures	525	59	336	43	216	32
Capital expenditures on buses	279	60	322	21	198	15
Cash flow from operations(3)	349	(63)	(72)	95	11	7
Cash flow from investing activities(3)	(494)	(1,371)	103	275	(136)	(11)
Cash flow from financing activities(3)	84	1,585	53	(194)	(99)	153
Number of shares	160,000	5,000	5,000	5,000	5,000	5,000

	Concordia Bus Nordic	Concordia
	As of and for the 8.5 months ended January 14, 2000	As of and for the 1.5 months ended February 29, 2000	As of and for the year ended February 28, 2001(1)(2)(6)	As of and for the year ended February 28, 2002(5)(6)	As of and for the year ended February 28, 2003	As of and for the year ended February 29, 2004
	(SEK in millions, except share and per share amounts, ratios and operating data)
U.S. GAAP
Income Statement Data
Operating income (loss)	25	(5)	(69)	(108)	(111)	(80)
Net loss	(5)	(29)	(260)	(269)	(301)	(334)

Basic and diluted net loss per share	(33)	(5,828)	(51,920)	(53,728)	(60,180)	(66,895)

Balance Sheet Data
Total fixed assets		3,459	3,505	3,086	2,882	2,588
Total current assets		602	827	979	783	1,024
Total assets		4,061	4,332	4,065	3,665	3,612
Share capital		1	1	1	1	1
Total shareholder's equity (deficit)		577	664	399	86	(247)
Total noncurrent liabilities		2,756	2,779	2,876	2,644	2,945
Total current liabilities		728	889	790	935	914
OPERATING DATA
Number of buses(4)	3,455	3,289	4,137	4,021	3,949	3,908
Average number of employees	5,044	5,206	6,696	6,924	7,484	6,924
Number of kilometers of service provided (in thousands)	148,439	186,134	223,876	251,959	269,198	257,672

(1)
In March/April 2000, Concordia Finland experienced a 3-day strike among its employees. This strike resulted in losses of SEK 1.2 million.

(2)
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

(3)
For additional information about cash flow data for the years ended February 28, 2002, 2003 and February 29, 2004, see the Consolidated Cash Flow Statements included in this annual report.

(4)
Number of buses includes operating and surplus buses in Sweden, Norway, and Finland.

(5)
In early 2002, Concordia launched a plan to close its regional offices. As a result, termination costs for 80 employees are included as a provision which totaled SEK 17 million for the year ended February 28, 2002. These costs are included as a component of our operating loss.

(6)
Certain amounts as of and for the years ended February 28, 2002 and 2001 have been restated to give retroactive effect of a change in accounting policy under Swedish GAAP. See Note 1 to the consolidated financial statements included elsewhere in this annual report for a description of the change in accounting policy and the related effects. The change in accounting policy for Swedish GAAP had no impact on the results of operations or financial position of Concordia under U.S. GAAP.

        The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Swedish Krona against the US dollar based upon the noon buying rate in the City of New York for cable transfers in Swedish Krona as announced by the Federal Reserve Bank of New York for customs purposes (the "SEK Noon Buying Rate").

	Period End	Average		High	Low
Fiscal Year
Ended February 29, 2000	8.7500	8.4329	(a)	8.8200	8.0940
Ended February 28, 2001	9.8150	9.3723	(a)	10.3600	8.5330
Ended February 28, 2002	10.4700	10.5832	(a)	11.0270	9.6730
Ended February 28, 2003	8.5050	9.3218	(a)	10.500	8.4100
Ended February 29, 2004	7.4330	7.8456	(a)	8.7030	7.0850
Month
November 2003	7.5510	7.6799		7.9150	7.5200
December 2003	7.1950	7.3395		7.5420	7.1903
January 2004	7.4120	7.2334		7.4120	7.0850
February 2004	7.4330	7.2630		7.4330	7.1295
March 2004	7.5500	7.5322		7.6620	7.3660
April 2004	7.6425	7.6496		7.7510	7.4650
May 2004	7.4579	7.6097		7.7725	7.4170
June 2004 (through June 25, 2004)	7.5460	7.5344		7.6280	7.4123

(a)
The average of the SEK Noon Buying Rate on the last day of each month during the applicable period.

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons For the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

Concordia and Concordia Bus Nordic are holding companies with no revenue generating operations of their own.

        Concordia and Concordia Bus Nordic are holding companies whose principal assets are their investments in their subsidiaries. They conduct no business or operations except through direct and indirect subsidiaries. Their ability to service indebtedness, including the €160,000,000 11.0% Senior Subordinated Notes due 2010 issued by Concordia (the "Senior Subordinated Notes") and the €130,000,000 9.125% Senior Secured Notes due August 1, 2009 issued by Concordia Bus Nordic and guaranteed by the guarantors as defined in footnote (e) under subheading "C. Organisational Structure" under "Item 4. Information on the Company" (the "Senior Secured Notes"), is entirely dependent upon the receipt of funds from subsidiaries by means of dividends, interest, intercompany loans or otherwise. The ability of subsidiaries to make those funds available to them is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. We cannot assure you that those subsidiaries will be in a position to make funds available. Although the indentures related to the Senior Subordinated Notes and the Senior Secured Notes limit the ability of such subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to us, such limitations are subject to a number of significant qualifications. This could have a material adverse effect on our financial condition.

Ability to Service Debt—to service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our debt, including the Senior Subordinated Notes and the Senior Secured Notes, will depend on our subsidiaries' ability to generate cash in the future and our subsidiaries' ability to generate distributable earnings or other funds available for that purpose. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

        Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations and available cash will be adequate to meet our future liquidity and debt service needs. However, we cannot assure you that (1) our business will generate sufficient cash flow from operations, particularly if our bus fleet grows more rapidly than anticipated, with the associated increase in operating lease costs, (2) currently anticipated cost savings, fleet management strategies and operating improvements will be realized on schedule, or at all or (3) future borrowings will be available to us in an amount sufficient to enable us to make required payments on, and redemptions of, our debt, including these Notes, or to fund our other liquidity needs.

        We sustained operating losses of SEK 155 million for the year ended February 29, 2004, SEK 172 million for the year ended February 28, 2003 and SEK 147 million for the year ended February 28, 2002.

        We may need to refinance all or a portion of our and our subsidiaries' debt, the Senior Subordinated Notes or the Senior Secured Notes, on or before maturity. We may not be able to refinance any of such debt, the Senior Subordinated Notes or the Senior Secured Notes, on commercially reasonable terms or at all, which could have a material adverse effect on our business.

Our substantial leverage could adversely affect our ability to run our business.

        We have now and will continue to have a significant amount of debt. As of February 29, 2004, our total consolidated debt was approximately SEK 2,689 million, of which total consolidated senior debt was approximately SEK 2,673 million and our shareholder's deficit was SEK 330 million. We also have substantial commitments in the form of our operating lease payments.

        Our and our subsidiaries' substantial debt could have important consequences for you. For example, it could among other things:

  •
  make it more difficult for us to satisfy our obligations under the Senior Subordinated Notes or the Senior Secured Notes;

  •
  limit our ability to fund our working capital, capital expenditures and general corporate requirements;

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

        In addition, we and our subsidiaries may be able to incur substantial additional debt in the future. The terms of the indentures governing the Senior Subordinated Notes and the Senior Secured Notes restrict but do not fully prohibit us and our subsidiaries from borrowing after completion of this offering, and some of those borrowings may be secured. Further, if new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

        Any of the foregoing could have a material adverse effect on our business, our ability to make payments under the Senior Subordinated Notes and the Senior Secured Notes and our ability to continue presenting our financial statements under the assumption that we are a going concern.

The terms of our indebtedness restrict our corporate activities.

        The indenture under which the Senior Subordinated Notes and the Senior Secured Notes were issued restrict, and in some cases prohibit, among other things, our and our subsidiaries' ability to:

  •
  incur additional debt;

  •
  make prepayments of certain debt;

  •
  pay dividends;

  •
  make investments;

  •
  engage in transactions with affiliates;

  •
  issue capital stock;

  •
  create liens;

  •
  sell assets; and

  •
  engage in mergers and consolidations.

        A failure to comply with these covenants could result in a default under the Senior Subordinated Notes or the Senior Secured Notes, which in turn could result in an event of default under our other indebtedness.

If we or our Swedish, Norwegian or Finnish operating subsidiaries incur substantial operating losses, we or they may be subject to liquidation under our respective national regimes.

        The respective companies acts and insolvency and reorganization laws of Sweden, Norway and Finland apply to Concordia and its operating subsidiaries. Under these regimes, if losses reduce the equity of these entities or any of their subsidiaries (including Concordia itself on a stand alone rather than a consolidated basis) to an amount less than 50% of its registered share capital, or (in Norway only) if the equity becomes inadequate compared to the risks and the size of its business, the directors of such entity would be obligated by law to convene a general shareholders meeting to resolve to liquidate such entity unless the directors were able to balance the amount of such equity and the registered share capital (in Sweden, within eight months of such meeting, and in Finland, within twelve months of such meeting) by (1) increasing the equity in an amount sufficient to achieve such balance and, in the Norwegian scheme, to ensure that its equity becomes adequate compared to the risks and the size of its business, or (2) reducing the share capital to pay off losses in an amount sufficient to achieve such balance. Due to these requirements, Concordia Finland Oy Ab ("Concordia Finland") converted portions of its shareholder loan from Concordia into a subordinated loan in July 2001 and in February 2003. In addition, if we are not successful in our cost-cutting initiatives and our losses continue, this may cause our equity to decrease sufficiently to require an equity increase or share capital reduction as described above. If we are unable to procure such an equity increase or share capital reduction, it would have an adverse effect on our ability to continue presenting our financial statements under the assumption that we are a going concern. See Subheading "A. Operating Results—Critical Accounting Policies—Going concern matters" under "Item 5. Operating and Financial Review and Prospects."

If we lose many local public transportation authorities' contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected. Further, if we experience difficulties in operating under our existing contracts, our business may be adversely affected.

        In the year ended February 29, 2004, our contracts with local public transportation authorities comprise approximately 89.1% of our revenue. In Sweden, Norway and Finland, we operate under 154, 33 and 13 contracts, respectively, with the largest contract accounting for 5.2% of our net revenue and the top 25 contracts accounting for approximately 51.2% of total revenue in the year ended February 29, 2004. These contracts usually have a five to eight year term. Local public transport authorities conduct a competitive bidding process for each contract shortly before it terminates and the most important criteria for determining the success of the bid is usually price. See subheading "B. Business Overview—Sweden—Regulation—Tendering Procedures" in "Item 4. Information on the Company" for a discussion of the competitive bidding process in Sweden. If we fail to continue to renew our local public transportation authorities contracts, our revenues will be adversely affected as our older local public transportation authorities contracts expire. This may affect our ability to satisfy obligations under the Senior Subordinated Notes and the Senior Secured Notes.

        During the year ended February 28, 2003, Swebus faced significant operating difficulty in the Stockholm and Uppsala region, due largely to poor operational planning of summer and winter traffic schedules, together with an exceptionally severe winter. Restrictions on our ability to manage inherited bus drivers under the new contracts due to a grace period of one year from March 4, 2002, and a shortage of drivers caused significant problems. This situation resulted in additional overtime, training costs, substantial payments due to the inconvenience of working hours, increased subcontracting costs, loss of revenues and contractual penalties. If similar difficulties were to be experienced under other contracts, our business would be adversely affected.

If we do not retain or gain local public transportation authority contracts, we may not benefit from the option to renew existing operating lease agreements at a lower cost.

        As of February 29, 2004, we have entered into operating leasing arrangements for 1,317 of our 3,908 buses and an additional 15 buses not yet delivered. The contracts under which these buses are leased are classified as operating leases which means that no asset values are recorded on our balance sheet. The term of any given lease is established to match as far as possible with the duration of the underlying contract with the local public transportation authority, generally five to eight years.

        The structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the purchase price paid by the lessor and residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated (and we have an obligation to renew the lease contracts for a certain aggregate number of buses). The lease payments for the second leasing period, which are based on the agreed residual value at the date of the extension, are lower than the payments during the initial term. If we are not successful in renewing or extending the local public transportation authority contracts, or in efficiently redeploying our buses elsewhere, we may not gain the benefit of such lower costs.

        Further, in the event of an acceleration under the Senior Subordinated Notes or the Senior Secured Notes following a default, all or part of the leasing contracts covering a significant portion of our leases may be terminated at the option of the lessor. This could have a material adverse effect on our business.

Competition on price or other factors could adversely affect our business.

        It is our policy to focus on increasing our return on capital and cash generation. We believe that our change in focus toward more appropriate tendering levels has been adopted by other major operators, particularly since 1998. Consolidation in the industry and this change in focus among the larger competitors from a tendering strategy based on increasing market share to a strategy of seeking to maintain adequate margins have recently resulted in more favorable pricing dynamics. We believe that this trend will continue. For example, in fiscal 2002, fiscal 2003 and fiscal 2004, CPTAs awarded contracts to us on renewal with prices between 10% and 54% above the prices in the previous contracts. However, no assurance can be given that the more favorable pricing trends will continue in the future for new tenders. For more information, see subheading "B. Business—Sweden—Competition in the Swedish Bus Transportation Market" under "Item 4. Information on the Company".

If indices in our contracts do not reflect our cost increases, our business could be adversely affected.

        Local public transportation authorities contracts provide for a fee to be paid to us in return for providing bus operations for the routes and schedules described in the contracts. The amount of the fee to be paid each year is adjusted annually based on an index, or on several indices, that is intended to account for changes in our costs. Historically, contracts with local public transportation authorities, which produce a substantial portion of Swebus' revenues in Sweden, have contained cost indices primarily based on consumer price indices.

        While, as tendered contracts expire and new contracts are tendered, it is now becoming increasingly common to include either (i) a price adjustment index which reflects bus industry costs, or (ii) a combination of a consumer price index, a labor cost index and a diesel fuel price index, there can be no assurance this trend will continue. Should price adjustment indices contained in our future local public transportation authorities contracts fail to reflect our actual cost structure, changes in our costs that are not reflected in the indices included in these contracts could adversely affect our operating margins.

The local public transport authorities rely on government subsidies. Removal of these subsidies could drive down local public transportation authorities' contract fees.

        In Sweden and Norway, management believes that approximately 50% and 40%, respectively, of fees to bus operating companies paid by local public transportation authorities under local public transportation authorities contracts in 2003 were funded by government subsidies (as opposed to bus ticket revenues). Many European countries have sought to reduce subsidies in recent years. Should Sweden more aggressively seek to reduce subsidies, fees from local public transportation authorities contracts may decrease, and local public transportation authorities could seek to renegotiate the scope of existing contracts. A decision to reduce subsidies could have an adverse effect on potential fees under local public transportation authorities contracts.

Our employees are heavily unionized. Bargaining power and strikes can hurt our business.

        Our bus drivers and most of our other employees are unionized. The collective bargaining agreement generally applicable to our blue collar employees expires on January 31, 2005. See subheading "B. Business Overview—Drivers and Other Personnel" under "Item 4. Information on the Company." Personnel costs constituted approximately 57% of our total operating expenses (excluding depreciation and amortization) in the year ended February 29, 2004.

Fluctuation in price and availability of diesel fuel could hurt our business.

        Significant changes in fuel availability or costs would materially impact our business. Diesel fuel availability and prices are affected by a number of factors, including environmental legislation and global economic and political developments, over which we have little to no control. In addition, our costs are affected by annual increases in fuel taxes, which are largely offset by compensation from indexation. In the event of a shortage in diesel fuel supply resulting from a disruption of oil imports, reduction in production or otherwise, we could face higher diesel fuel prices or the curtailment of scheduled diesel fuel deliveries. We enter into hedging arrangements to fix the cost of diesel fuel before taxes, supplier and transportation costs. As a result of hedging, in the year ended February 29, 2004, our total cost of diesel fuel averaged SEK 5.49 per liter. For a further discussion of our response to fluctuations in prices or a decrease in fuel availability, including our hedging policies, see subheading "B. Liquidity and Capital Resources—Market Risk" under "Item 5. Operating and Financial Review and Prospects".

Variations in exchange rates may affect our performance.

        Ingeniør Schøyens Bilcentraler A.S. ("SBC"), which comprised approximately 8% of our revenue in the year ended February 29, 2004, prepares its financial statements in, and its functional currency is, Norwegian Kroner. In preparing our consolidated financial statements, we translate SBC's financial statements into Swedish Kronor at each fiscal year end. Consequently, our results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and Norwegian Kroner.

        Concordia Finland, which comprised approximately 8% of our revenue in the year ended February 29, 2004, prepares its financial statements in, and its functional currency is, the euro. In preparing our consolidated financial statements, we translate Concordia Finland's financial statements into Swedish Kronor at each reporting period. Consequently, our results from operations are affected by fluctuations in the rate of exchange between the Swedish Krona and the euro.

        Further, we are also exposed to currency fluctuations on loans, primarily as a result of having to make interest and principal payments in euro on the Senior Subordinated Notes and Senior Secured Notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates, while this arrangement caps the amount of benefits we can obtain from an appreciation of the Swedish Kronor against the euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the euro. Our policy is to hedge 50% of our future interest payments on the Senior Subordinated Notes against adverse movements in the Swedish Kronor/euro exchange rate and to hedge 50% of our future payments on the Senior Subordinated Notes through a cap in positive movements for us in the Swedish Kronor/euro exchange rate. See subheading "B. Liquidity and Capital Resources," under "Item 5. Operating and Financial Review and Prospects." We estimate that, a 10% depreciation in the value of the Swedish Krona against the euro would increase our interest costs relating to the Senior Subordinated Notes and Senior Secured Notes by approximately SEK 27.2 million per annum (assuming a SEK 9.2175/€ 1.00 exchange rate and assuming that we successfully hedge 50% of our exposure). Any such depreciation could have a material adverse effect on our financial condition.

Item 4.    Information on the Company

A.    History and Development of the Company

        Our legal name is Concordia Bus AB (publ) and our commercial name is Concordia. We were incorporated on September 17, 1999. Concordia is domiciled in Sweden and is a public limited liability company. We are incorporated in Sweden and our registered address is Solna Strandväg 78, SE 171 54, Solna, Sweden. Our financial year ends on the last day of February. Our authorized and issued share capital is SEK 500,000 divided into 5,000 shares of one class with a nominal value of SEK 100 each. The share capital is fully paid. Our telephone number is +46 8 546 300 00. Our agent for service of process is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

        In January 2000, Concordia, backed by SG (the then parent company of SBC) and certain private equity funds affiliated with Goldman Sachs International, acquired Concordia Bus Nordic. In February 2001, we acquired SBC.

B.    Business Overview

        We provide public bus transportation services in Sweden, Norway and Finland, operating through our three main operating subsidiaries: Swebus, SBC and Concordia Finland, respectively. We also provide express bus and coach hire services. In Sweden, we currently operate 3,156 buses, and are the largest operator through Swebus, with an estimated market share of approximately 31.3% of the public bus transportation market (measured by the number of buses in operation). In Norway, SBC currently operates approximately 405 buses and has an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities. In Finland, Concordia Finland currently operates 347 buses and is the second largest operator in the greater Helsinki area with a market share of 26%.

        For the year ended February 29, 2004, we had net revenue of SEK 4,761 million.

        Our core business is providing bus services to local public transportation authorities in Sweden (our most important market), Norway and Finland. In our markets, the substantial majority of bus transportation services are provided under long-term contracts (generally five to eight year terms) with local public transportation authorities, according to which the bus operator provides services for a specific set of bus routes for fixed annual fees (subject to periodic adjustments based on price indices) which we refer to as "gross agreements." These contracts provide us with steady revenue streams because we receive a fixed annual amount from the respective public transportation authorities rather than relying on passenger ticket receipts. Certain contracts, called "net agreements," include passenger numbers as part of their pricing. Public transportation authorities have shown an excellent record of payment and have in the past rarely faced bankruptcy or insolvency. In the year ended February 29, 2004, we derived approximately 89.1% of our revenue from a combination of gross agreements and net agreements in Sweden, Norway and Finland. We operate under approximately 200 contracts with local public transportation authorities, the largest of which accounted for only 5.2% of our net revenue in the year ended February 29, 2004. The top 25 contracts accounted for approximately 51.2% of net revenue in the year ended February 29, 2004.

        We also provide express bus services (scheduled intercity or long distance bus services) and coach hire services.

        Following deregulation in 1989, there was a wave of consolidation in the Swedish bus market. This has resulted in three large operators who have a combined market share in the contractual public bus transportation market in Sweden of approximately 64% (measured by the number of buses in operation). Swebus is the largest operator with a 31% market share. (Source: Svenska Lokaltrafikföreningen, the Swedish local traffic organization, or "SLTF".) Recent tenders for bus transportation contracts provide evidence that consolidation in the industry in Sweden has produced a more favorable pricing environment. We expect this trend to continue in the near term. We also believe that a similar pattern of pricing dynamics is now beginning to occur in Norway and Finland.

        Over the last two years, we have rolled out the initial phase of the Hastus planning system at all our locations. In its initial phase of use, the Hastus system captures traffic planning data and uses it to produce unoptimized bus and driver schedules. The subsequent phase of Hastus use involves the entry of additional data, in particular data relating to the relationships among different bus routes, to produce optimized schedules. We augment our use of Hastus with Sintopt, our proprietary logistics system. Sintopt uses higher level algorithms to enable us to achieve increased levels of optimization with our bus and driver schedules. We have also strengthened our traffic planning department in order to better utilize our driver and bus fleet resources. Currently approximately 34% of our driver hours have been subject to some level of optimization. We believe we will achieve 100% optimization of all traffic plans within the next 18 months. We expect to fully realize further cost savings from the implementation of these systems of SEK 30 million to SEK 40 million during this period, in addition to the cost savings of approximately SEK 18 million already realized. In addition, we have also identified other sources of cost savings, including fuel consumption optimization, purchasing cost savings, and reductions of employee sickness and absences.

        The improved planning and scheduling described above, combined with an integrated plan for bus fleet utilization and maintenance, enable us to determine with a higher degree of certainty the optimal number of buses needed for our existing operations. We are currently in the process of developing a capital optimization system, which we expect will be functional in the second quarter of fiscal 2005. The system will help us minimize bus investments by allowing us to align the characteristics of our bus fleet to the average and maximum age specified in our contracts. In addition, we are focusing our efforts on utilizing our existing fleet to provide new revenues through alternative uses, such as local coach and school bus hire.

        We have improved our bus maintenance procedures by implementing a new fleet maintenance planning system, known as ASW. ASW improves our ability to schedule bus maintenance and capture costs and analyze data for cost reduction. Going forward, we will improve our ability to schedule maintenance staffing requirements through implementation of an updated version of ASW. We have also reduced the number of different types of buses in our fleet by reducing the number of manufacturers and models we use. In line with our operating lease strategy we have entered into framework agreements for the supply of buses with Volvo and Evobus. We have re-negotiated our agreement with Volvo, securing our requirements for the next four years. We believe that further bus standardization will continue to reduce maintenance costs and downtime and increase bus utilization.

        We have developed and are in the process of implementing a web-based system for our personnel (such as tracking absence for medical reasons) and a new Operational Management System (OMS). This system is the last phase of our IT strategy and brings together operational data residing in our centralized database and provides several new ways for us to track our business operations, such as kilometer/fuel tracking, driver activity capture and daily production statistics. The system is now operational in a majority of our locations.

        As the largest operator of buses in the Nordic region, we have achieved significant savings by centralizing more of our bulk/commodity purchasing. We obtain the majority of our diesel fuel requirements in bulk from the major Nordic petroleum companies. We rent our tires from Michelin on a per-kilometer basis. We have succeeded in increasing the percentage of purchases that we make under centralized purchase agreements (excluding fuel and tires) from 10% in 1999 to approximately 91% today and expect to increase the utilization of central purchasing agreements further.

        We have reduced the impact of cost volatility within our business by negotiating for contract adjustment provisions that better reflect operating costs. The level of the fee paid to us by local public transportation authorities is adjusted periodically based on an index. Historically, a substantial portion of contracts have contained cost indices based on a consumer price index, which did not appropriately reflect key elements of our cost base such as wages and diesel fuel. We now increasingly seek to include a combination of a consumer price index and a labor cost index as well as a diesel fuel price index in proportion to our underlying cost base. We have also sought to reduce the impact of cost volatility within our business through fuel price and foreign exchange risk hedging.

        Our ultimate goal is to move towards becoming an "asset free" bus operator that acquires transportation capacity by the kilometer and focuses on providing the most efficient bus service possible. We have initiated a program designed to reduce our residual asset value risk and significantly reduce operating risks, financing costs and capital employed. This program is based on a combination of residual value guarantees and operating leases. In the year ended February 29, 2004, we had 1,317 buses under operating leases with a present value of future minimum lease payments of SEK 905 million. The key elements of this strategy for us are (i) to match operating lease terms with the duration of the underlying public transportation contracts and (ii) to obtain residual value guarantees from bus manufacturers. If we are successful in implementing this strategy more broadly, we will substantially eliminate our capital expenditures on buses, thereby freeing up considerable capital.

Sweden

  General

        As of February 29, 2004, we operated 3,156 buses in three bus transportation markets in Sweden:

  •
  contractual public bus transportation;

  •
  express bus services (scheduled intercity or long distance bus services); and

  •
  coach hire services.

        Contractual public bus transportation services operated 2,989 buses, express bus services 99 buses and coach hire services in Sweden operated 68 buses. Our Swedish operations generated revenue of SEK 3,986 million for the year ended February 29, 2004.

Contractual Public Bus Transportation Service

        As of February 29, 2004, we were operating 2,989 buses under 154 public bus transportation contracts with local public transport authorities.

        As of February 29, 2004, we had a market share of approximately 31.3% (in terms of number of buses) of the Swedish contractual public bus transportation market. We have a relatively even distribution of our contract portfolio in terms of revenue among the southern, eastern and western regions of Sweden. Due to the economics of the bus industry in the northern region of Sweden, we have a smaller presence in this region. We intend to focus on areas of high urban concentration and to review our contract portfolio critically with regard to smaller, less profitable contracts, particularly those relating to areas of relatively low population density.

        The greater city area of Stockholm, together with Gävleborg, Halland, Malmö and Uppsala, are our most important markets, and collectively account for approximately 62% of our total revenue in Sweden.

        Bus services are provided in the Swedish public bus transportation market according to publicly tendered contracts entered into by bus operators with local public transport authorities. See the heading "Regulation—Tendering Procedures" in this section.

        Most Swedish bus operators have similar cost bases, as most bus drivers are in the same unions and most buses meet similar specifications. We believe the difference in competitive power comes from a bus operator's ability to optimize its depot structure, its skill in planning and scheduling, and its ability to solve the complex logistical issues involved in meeting the requirements of the contracts. Having access to a large fleet and being able to shift resources significantly benefit the larger operators.

Regulation

        In Sweden, the administration of public transportation for a particular region is delegated to the relevant local public transport authorities, which plan, price and coordinate public transport within their geographical area and which enter into contracts with both public and private operators. There are 24 independent local public transport authorities in Sweden, which cover the 21 provinces of Sweden and its five largest cities.

        Prior to 1989, public transportation contracts were not subject to competitive tendering procedures and operators typically monopolized a particular public authority's geographical area of responsibility. In 1989, Sweden began requiring, subject to specific exceptions, local public transport authorities purchasing bus services to conduct competitive tender procedures. This deregulation and the resulting price competition led to a reduction in contract prices by an estimated 20% to 30% in real terms in the decade after competitive tendering requirements were introduced in 1989. During this period, the underlying costs for bus operators increased significantly due to increases in vehicle and diesel fuel taxes and diesel fuel costs. Although operators are compensated based on a consumer price index which takes fuel costs into account, overall, in recent years, this index has not risen sufficiently despite the increase in the component based on fuel costs to reflect the increase in our costs. Therefore, operators have not been compensated in a manner allowing them to cover their increased costs fully. This trend led to consolidation in the industry and begun to produce a more favorable pricing environment. As a result, commencing in 1998 and to a greater extent in 2000 through 2003, we have renewed contracts at higher prices.

  Tendering Procedures

        Under Swedish law implementing European Union directives concerning public procurement, public bus transportation contracts must be awarded on a commercial basis and, subject to limited exceptions, must involve a competitive bidding process.

        Typically, following a study of the community's transportation needs and input from transportation providers, the local public transportation authorities determine the required bus routes, schedules, fares and other requirements. Invitations to tender contain bid information packages which state the specific routes and timetables to be covered by the operator and usually contain requirements regarding bus types, technical standards (seats, age, design, etc.), exterior appearance requirements, the environmental standards (such as types of fuel, emissions standards and requirements for exhaust filters) and quality requirements.

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

  Contracts

        While each public transportation contract is different, there are many terms common to virtually all of them. These contracts, other than contracts for school bus transportation, are generally for five to eight year terms, although many have recently provided for the extension of the term. In some cases, there are options which may be exercised by either Swebus or the local transportation authority, but other options are exercisable only by the local transportation authority. Extension options exercisable only by the local transportation authorities generally provide for one or two year extensions.

        The various criteria set forth in the bid information package, as described in the heading "Tendering Procedures" in this section, become part of the contracts. Bus operators must then seek to comply with these requirements as efficiently as possible. In isolated cases, there are provisions that an incoming operator must purchase used buses from the outgoing operator.

        Public transportation contracts in Sweden usually provide for fixed fees to be paid to the operator in return for the contracted bus services, which fees are subject to monthly, quarterly, semi-annual or annual fee adjustments intended to account for changes in costs incurred. At present, contracts with local public transportation authorities that produce a substantial portion of Swebus' revenues in Sweden contain cost indices based on a consumer price index, although it is becoming increasingly common to negotiate indices which reflect bus industry costs or an index which contains a labor or fuel cost component. Although management believes that Swebus' indices will match bus operation industry costs more closely than in the past, there can be no assurance this will be the case. See the subheading "D. Risk Factors—If indices in our contracts do not reflect our cost increases, our business could be adversely affected" under "Item 3".

        Over 90% of the public transport contracts subject to competitive bidding are gross agreements, which means the operator receives a fixed amount (usually per vehicle kilometer) for operating the routes and there is no direct financial benefit to the operator for increasing passenger volumes. The local public transportation authorities retain all ticketing revenues and set the fares.

Express Bus Services

        We operate an extensive network of express bus services under the trade name "Swebus Express" which operates under a separate legal entity called "Swebus Express AB" and provides public long distance transportation. In the year ended February 29, 2004, we employed approximately 99 buses on a full time basis for express bus services in Sweden. We operate daily and weekend services throughout Sweden, as well as international routes between Oslo and Stockholm and Oslo, Gothenburg and Copenhagen. Our express buses covered in aggregate approximately 354,000 kilometers per week during the year ending February 29, 2004, and transported more than 3.0 million passengers.

        For the year ended February 29, 2004, express bus services in Sweden had total revenue of SEK 327 million. Providing an extensive national network and a seamless mode of transport between a large number of destinations has become Swebus' main competitive advantage. Swebus Express sells tickets on the buses as well as in advance through ticket agencies. Swebus' policy is to provide coaches for any passengers who want to travel and who arrive at the applicable embarkation points at scheduled departure times. We do not allocate particular seats for passengers. We offer discounts for children, students and pensioners as well as for all passengers traveling on Mondays to Thursdays inclusive (subject to some exceptions). Management believes that the increase in the amount of pensioner travel on Swebus Express reflects pensioners' growing demand for inexpensive flexibly scheduled travel.

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

        We believe that the express bus service industry will enjoy continued growth as more routes are developed and more passengers appreciate the price competitive service as compared to rail and airline services and, more importantly, the high costs of driving private cars. Based on current demographic trends, we expect that the potential passenger base for express bus services will expand as the number of people engaged in long-distance employment or studies increases.

Coach Hire Services

        We also operate a coach hire service under the name "Interbus," which operates under a separate legal entity called "Interbus AB." The coach hire market involves providing chartered bus services, as well as daily and weekend excursions, sightseeing tours and special events. Interbus operates a coach hire service business in the Stockholm and Gothenburg areas. As of February 29, 2004, Interbus operated approximately 68 full-time coaches and additional express buses as needed. Our coach hire bus fleet consists of a range of buses from small 10-seat buses to large luxurious sleeper coaches.

        For the year ended February 29, 2004, we had total third party revenue of SEK 137 million from coach hire services in Sweden. The Swedish coach hire market is concentrated primarily in densely populated areas, such as Stockholm, Gothenburg and Malmö. The customer base for the coach hire market is diverse, ranging from small groups organizing private outings to organizers of major sporting events.

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

Competition in the Swedish Bus Transportation Market

  Contractual Public Bus Transportation

        Deregulation has changed the nature of competition in the Swedish bus industry. Over the past several years, the Swedish contractual public bus transportation market has experienced intense price competition. In this competitive pricing environment, large companies with advantages of economies of scale, such as Swebus and Connex, have enjoyed expansion at the expense of relatively inefficient larger carriers (including operators owned by the local public transport authorities) and smaller bus operators. As a result of this competition there are currently three large private bus operators.

        The Swedish contractual public bus transportation market features a few operators that hold large shares of the market and many small local operators. Management believes that the relative market shares of the three largest Swedish bus operators are Swebus (with approximately 31.3% of the market), Busslink (with approximately 16% of the market) and Connex (with approximately 17% of the market). (Source: SLTF). Swebus, Busslink and Connex are the only national competitors.

        In rural markets, and, in particular, in the northern region of Sweden, large bus companies face stiff competition from small, privately owned local operators, who have formed into loose cooperative ventures in which bus fleets are pooled and who can operate very flexible schedules and are not heavily unionized. These factors, combined with the lower levels of operations in northern areas that do not benefit large scale operators, allow these smaller operators to bid for services at prices that are often not economically viable for larger operators such as Swebus.

        In general, we believe that we face more competition on tenders that require less than 50 buses, as there are more operators capable of servicing such requirements. In the tenders for larger contracts, such as in the major cities, there is generally a maximum of four operators tendering.

  Express Bus Services

        The express bus market in Sweden is fully open to competition and is highly fragmented. In the year ending February 29, 2004, we had more than 50% market share of the Swedish express bus service market, as measured by kilometers served. (Source: SLTF). We operate 99 buses in this market. The next largest operator is Säfflebussen, which operates primarily between Gothenburg and Stockholm and to Oslo. Säfflebussen has a market share exceeding 20%.

        The third largest operator is Svenska Buss, which is a joint venture among seven privately owned bus companies and operates primarily in the south of Sweden. Svenska Buss has a market share of about 10% and operates primarily between Stockholm and several northern cities.

  Coach Hire Services

        The coach hire market is fully open to competition, and is more fragmented than the contractual public bus transportation market. While we dedicate approximately 68 buses to coach hire services, the market is characterized primarily by small to medium sized operators. The medium sized operators typically have between 10 and 20 buses. The small operators are usually private companies operating up to four buses, where the owners of the buses both drive and maintain the buses themselves. The small operators are cost efficient and highly competitive, but cannot bid for larger contracts due to their limited resources. Within the bus industry, the coach hire market is the segment that is most sensitive to general economic conditions, as tourism and attendance of special events are more directly affected by economic conditions than the basic transportation requirements provided by public contractual bus operators. Nevertheless, we have been able to adjust the scale of our coach hire operations, so that our operating margins in this segment have been less volatile than revenues in times of downturns.

Insurance

        Swebus carries the following types of insurance: general legal and product liability, property and business travel insurance. We generally self-insure with respect to ordinary course damage to our bus fleet. Swebus believes that it carries types and levels of insurance that are consistent with the types and levels carried by other major bus operating companies in Europe. Swebus does not carry business interruption insurance, but this is common for many European businesses, particularly those (like Swebus) in which the risk of major interruption of business is small.

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

Intellectual Property

        Swebus has six registered trademarks in Sweden: "Swebus Express," "Nepal Resor," "Resecentrum," "Fjällexpressen," "Helsingborgstrafiken," "Swebus" and our company logo. In addition, "Swebus" is a registered trademark in the European Union.

Drivers and Other Personnel

        For the year ended February 29, 2004, we had an average of 6,182 full-time employees in Sweden. Should a company lose a public transportation authorities contract, it is often the case that drivers will move to the company that wins the contract. The incoming operator generally does not need to employ any of these drivers. However, under some circumstances, such as if the new operator hires additional drivers to service the routes on the contract, it must offer to hire from the pool of drivers previously employed by the outgoing operator before hiring elsewhere. We believe that of the new drivers we hired in the year ended February 29, 2004, approximately 100 can be attributed to our implementation of a Swedish law requiring a greater frequency of breaks for drivers.

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

        In Sweden, wages and general working conditions are generally the subject of nationally negotiated collective bargaining agreements. The collective bargaining agreement generally applicable to our blue collar employees expires on October 30, 2005. A separate collective bargaining agreement normally applies to operations under public tenders.

        We believe that our relationships with our employees and unions are good. Swebus has only experienced one industrial disruption in the last five years, in February 1999. This strike was industry-wide in Sweden and lasted for 13 days. See subheading "D. Risk Factors—Risks Related to the Company—Our employees are heavily unionized. Bargaining power and strikes can hurt our business" under "Item 3."

Pensions

        In addition to the state sponsored pension scheme, we provide pension benefits, under the terms of our collective bargaining agreements, through two plans: a defined benefit plan with Alecta covers the majority of our white collar employees; our blue collar employees are covered under a defined contribution plan with Fora.

Legal Proceedings

        Swebus is not currently involved in any material legal proceedings.

Norway

Contractual Public Bus Transportation

        SBC is the sixth largest bus operator in Norway, with 405 buses and a market share in the greater Oslo area of approximately 16.5% and a market share in southeastern Norway of 20%, based on results of competitive tenders. SBC's operations generated revenue of SEK 365 million for the year ended February 29, 2004.

        SBC operates principally in the contractual public bus transportation sector in the city of Oslo and the greater Oslo area of Akershus. SBC also operates in the counties of Vestfold, Oppland and østfold in Southern Norway, SBC primarily operates under four traffic agreements, of which two have been renewed and amended on several occasions since their inception. In 1976, SBC entered into an agreement with Stor-Oslo Lokaltrafikk AS for public transportation outside the city of Oslo. Stor-Oslo Lokaltrafikk AS is controlled by the local public transportation authorities in the county of Akershus. In the last two years we have won two contracts and have increased our geographic presence in southern Norway. In addition, we have lost a number of contracts, including one in Slemmestad and one in Romerike.

        In 2004, management estimates that the Norwegian market for contractual public bus transportation employed approximately 7,000 buses and amounted to NOK 8.9 billion (SEK 9.9 billion). There are 19 local public transport authorities in Norway each of which is responsible for public bus transportation in one of Norway's 19 counties.

  Regulation

        The administration of public transportation in Norway for a particular region is delegated to the relevant local public transportation authorities, which are responsible for planning, pricing and coordinating public transport within their geographical area. Local public transport authorities in Norway may subject bus service procurement to a competitive bidding process, but are not required by law to do so. As of February 29, 2004, only ten of the 19 local public transport authorities in Norway had opted to use competitive bidding methods as their means of distributing public transportation contracts. SBC expects, however, that further local public transport authorities will follow suit because of the significant cost savings associated with putting a contract up for competitive tender. If competitive bidding is not used, bus operators negotiate with local public transport authorities to provide exclusive service for specific routes for specified periods (up to ten years). Bus operators are aware that if they do not offer competitive prices, the authorities will open bidding either in a formal tendering process or by simply requesting competitors to approach them with offers. The threat of competitive bidding has also increased the bargaining power of the public authorities and caused prices to decrease. The level of public subsidies varies largely from province to province in Norway, and management estimates that the average level of subsidies in Norway is approximately 40%. SBC believes that the general trend is that the level of subsidies is generally decreasing. For further information relating to subsidies, see the subheading "D. Risk Factors—Risks Related to the Company—The local public transport authorities rely on government subsidies. Removal of these subsidies could drive down local public transportation authorities' contract fees" under "Item 3. Key Information."

  Competition

        In Norway, the public transportation market has begun to experience developments similar to those that have occurred in Sweden. These developments include price competition and consolidation. Nevertheless, the Norwegian bus industry remains fragmented with approximately 240 bus companies operating a total of approximately 8,700 buses in 2003. Almost 60% of Norwegian bus operators had fleets averaging under ten buses. In contrast to Sweden, competitive bidding is not prevalent and has instead been used for smaller contracts to obtain a "signal price," which is then used as a target for renegotiating the entire contract portfolio.

        SBC is a major operator in greater Oslo. On a national level, both Norgesbuss AS and Nettbuss AS (owned by Norges Statsbaner BA, the state railway operator) have significantly larger fleets than SBC, but neither of them are dominant in any single region.

        Since 1989, contracts with public transport authorities in Norway to provide bus services have been potentially subject to competitive bidding procedures. The ability to compel competitive bidding has increased the bargaining power of the public authorities, particularly in recent periods, and they have been able to obtain price reductions in their contracts with SBC and increased the risk that SBC will lose its contracts for bus routes. For further information about risks relating to our current contracts see the subheading "D. Risk Factors—Risks Related to the Company—If we lose many local public transportation authorities' contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected. Further, if we experience difficulties in operating under our existing contracts, our business may be adversely affected" under Item 3.

  Operating leases

        In order to meet SBC's requirements for new buses, SBC intends to continue to enter into operating leases. In addition, SBC benefits from a residual value guarantee arrangement for buses purchased from the Schøyen Group on July 1, 1999. Schøyen Group entered into an agreement with Evobus permitting the Schøyen Group to return buses to Evobus according to stipulated residual value schedules (which are subject to adjustments). Evobus has made available all the benefits under this agreement to SBC. The arrangement provides for limitations in specific circumstances on the number of buses that may be returned in any year and on the aggregate number of buses that may be returned in a multi-year period.

Drivers and Other Personnel

        For the year ended February 29, 2004, SBC had an average of 580 full-time employees.

        Nearly all of SBC's employees are represented by unions under the terms of industry-wide collective bargaining agreements. All union agreements are renegotiated every two years. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on January 31, 2005.

        SBC considers its relations with its employees and the unions to be good.

Legal Proceedings

        SBC is not currently involved in any material legal proceedings.

Finland

Contractual Public Bus Transportation

        We operate a Finnish public bus transportation business through our principal subsidiary in Finland, Concordia Finland. Concordia Finland is a major bus operator in Finland with approximately 347 buses in operation as of February 29, 2004, and approximately 30 public bus transportation contracts with local public transport authorities. Our Finnish operations generated revenue of SEK 396 million for the year ended February 29, 2004. Concordia Finland operates only in the Finnish contractual public bus transportation sector in the greater Helsinki area in the cities of Helsinki, Vantaa and Espoo, and does not offer either express bus or coach hire services.

        Management estimates that in 2004, the Finnish bus market employed approximately 8,800 buses and included approximately 400 operators. The Finnish bus market is well developed in both rural and urban areas. Finland's geography and low population density make bus transportation very competitively priced as compared to railway services. Additionally, the passenger railway network is centered on Helsinki and is being reduced in rural areas. This situation provides an advantage to bus operators because they can offer bus passengers the possibility to make more convenient cross country trips than on the railways.

        The greater Helsinki area, with a total population of approximately one million, is Finland's largest market for contractual public bus transportation. The greater Helsinki area and Turku are the only markets currently subject to competitive bidding. Significant price pressure has led to consolidation in these areas. Except for the greater Helsinki and Turku areas, local traffic in most cities is largely provided by local operators.

  Regulation

        As in Sweden, the administration of public transportation in Finland for a particular region is the responsibility of the local transportation authority. In greater Helsinki and Turku, public transportation authorities have opened their local public transportation contracts to competitive bidding. In 1994, the Helsinki Metropolitan Area Council (commonly known as the YTV), which is the authority that regulates inter region public transport traffic between the three cities of Helsinki, Espoo, and Vantaa, was the first to initiate competitive bidding in Finland. Although the YTV and the public transport authorities regulating public transport traffic within the cities of Helsinki, Espoo, Vantaa and Turku represent the only regions currently open to competition, the EU directives concerning public procurement, along with the prospect of cost savings for local authorities, is expected to increase the number of regions open to competitive bidding. Concordia Finland expects an increase in the number of regions subject to competitive tendering in the near future.

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

  Contracts and Contract Tendering

        In the YTV region, and other areas in which competitive bidding has been instituted, the contract structure and bidding and procurement procedures closely resembles that of the local public transportation authorities contracts in Sweden described in the subheading "Sweden—Tendering Procedures" and "Sweden—Contracts" in this section. Typically, the public transportation contracts have four to five year terms and under these contracts all ticket revenues are forwarded to the local public transportation authorities and the operator receives fixed fees. The compensation is adjusted periodically by reference to an index intended to cover cost items that relate to the bus transportation industry such as drivers' wages, cost of buses and fuel.

Drivers and Other Personnel

        For the year ended February 29, 2004, Concordia Finland had an average of 750 employees.

        All of Concordia Finland's employees are represented by unions under the terms of industry-wide collective bargaining agreements. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on February 1, 2006.

        Concordia Finland considers its relations with its employees and the unions to be good. See subheading "D. Risk Factors—Risks Related to the Company—Our employees are heavily unionized. Bargaining power and strikes can hurt our business" under "Item 3. Key Information."

Legal Proceedings

        Nordea has claimed that Concordia Finland is obligated to pay Nordea approximately SEK 2.35 million, plus interest, under certain security provided by a company that was subsequently merged into Concordia Finland. The security was given in connection with a loan to another company that went bankrupt in 1995. Nordea released the security in 1994, but a Finnish court subsequently found that certain monies that Nordea had recovered from the subsequently bankrupt company were to be returned to the estate. Nordea has filed a petition for a leave to appeal to the Supreme Court. If the leave to appeal is granted, the order on recovery may be reversed. Nordea claims that the released security should be recovered to compensate Nordea for its return of monies to the bankrupt estate. We believe that the return of the security was related to a transaction not the subject of the Finnish court's requirement for Nordea to return money to the bankrupt estate. We have obtained preliminary advice to the effect that the claim is not well-founded but may have some merit. In addition to the risk relating to the outcome of the claim, legal costs may in any event be payable by Concordia Finland. We are also investigating and reviewing our position versus the seller of Concordia Finland to us.

Business Management

        In Sweden we have structured autonomous operations for each business line—the contractual public bus transportation business, the express bus business and coach hire. Each operating unit is responsible for preparing and securing and integrating new business, operational management, and long term planning. We provide overall business direction policies and control systems, and financial, information technology, and property and asset management services and funding. In addition, we are responsible for Strategic Business Development of each unit and responsible for key investment decisions.

        We are the largest operator of buses in the Nordic region. Our size permits us to seek favorable terms from suppliers in the Nordic region and elsewhere. Consequently, we are not dependent on any one supplier to meet our bus requirements. We have entered into framework agreements with Volvo and Evobus for the supply of our buses going forward. As far as possible, we will continue to acquire vehicles under operating lease arrangements to meet our bus fleet needs. Our fleet investments are dependent on compliance with fleet age requirements under our existing contracts and fleet specification changes at the time of retendering.

        We centralize our fuel purchases in order to benefit from bulk purchases. We obtain most of our diesel fuel requirements from a single major petroleum company in the Nordic region. In the year ended February 29, 2004, we used approximately 99 million liters of diesel fuel.

        We rent our tires from Michelin. Rental fees are charged on a per kilometer basis. Michelin provides all necessary maintenance with respect to the tires.

Information Technology

        We have standardized, modernized and centralized our hardware and software applications across our operations, and the complete function is now run internally (after previously being outsourced). IT investments have begun to decrease after an intense process of modernization, and now that the core systems have been implemented the IT costs are expected to decrease. We currently have four standardized core applications covering financial reporting, traffic planning, fleet maintenance, and administrative planning. Our Finnish and Norwegian operations and the vast majority of our locations in Sweden are connected to the Stockholm head office by permanent, high-speed connections. We have established a training center in the head office to ensure a smooth roll-out of the system.

        We are in the final stages of implementing OMS, our Operational Management System. We have also started to roll out our "production barometer," a system which enables us to examine production activity at each of our locations on a day by day basis against budgeted hours.

C.    Organizational Structure

        The following chart sets forth the corporate structure of Concordia.

(a)
Bus Holdings is an affiliate of Goldman Sachs International.

(b)
Under the terms of a management services agreement, Concordia Bus Management AS has agreed with Concordia Bus BV to provide specified management services to Concordia Bus BV and its subsidiaries. See "Item 7. Major Shareholders and Related Party Transactions" for a description of the management services agreement.

(c)
Pursuant to an intercompany loan agreement entered into on February 28, 2002, as amended and restated on January 16, 2004 Concordia provided a shareholder loan (the "Subordinated Shareholder Loan") to Concordia Bus Nordic of SEK 501 million in aggregate principal amount, comprising a portion of the net proceeds of the Senior Subordinated Notes issued in 2002. The terms of this Subordinated Shareholder Loan, as so amended and restated, provide that (i) interest accrues at a rate of 11% per annum, (ii) the loan is payable on demand and (iii) payments in respect of the Subordinated Shareholder Loan are subordinated to Concordia Bus Nordic's obligations under the Senior Secured Notes.

(d)
The Senior Secured Notes will benefit from (i) a pledge by Concordia Bus Nordic Holding AB of the shares in Concordia Bus Nordic, (ii) a pledge by Concordia Bus Nordic of the shares of all of its operating subsidiaries, (iii) certain other security, including a pledge by Swebus Busco AB of all of the buses it owns (with a book value at February 29, 2004, of approximately SEK 1.3 billion), which represents substantially all of the tangible fixed assets of Concordia Bus Nordic and its operating subsidiaries, and a pledge by Swebus AB of a floating charge over its assets securing an amount up to SEK 100 million and (iv) a pledge by Concordia Bus Nordic of certain secured intercompany loans to Swebus AB and Swebus Busco AB, in the amounts of SEK 200 million and SEK 800 million, respectively, pursuant to which a second ranking security interest over certain assets of those Guarantors has been granted to Concordia Bus Nordic. The indenture in respect of the Senior Secured Notes includes certain intercreditor arrangements between Concordia Bus Nordic and the trustee with respect to the collateral securiting such intercompany loans. The laws of certain jurisdictions may limit recovery over security constituting the collateral.

(e)
Concordia Bus Nordic Holding AB, Swebus AB, Swebus Busco AB, Swebus Express AB, Interbus AB, Ingeniør M.O., Schøyens Bilcentraler AS, Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Malmfältens Omnibus AB and Enköping-Bålsta Fastighetsbolag AB as guarantors (the "Guarantors").

(f)
These companies are dormant and have no material assets. As Concordia Bus Nordic has designated Arlanda Buss AB, Billingens Trafik AB, Enköping-Bålsta Trafik AB, Gälve Trafik AB, Hälsinge Wasatrafik AB, AB Härnösandsbuss, Karlstadsbuss AB, AB Kristinehamns Omnibusstrafik, Saltsjöbuss AB, Swebus Service AB, Swebus Västerås AB, Tumlare Buss AB, Wasabuss AB and Wasatrafik AB as unrestricted subsidiaries. These companies do not guarantee the Senior Secured Notes.

D.    Property, Plant and Equipment

        Concordia operated 3,908 buses at February 29, 2004, of which 1,317 were operated under operating lease agreements with the other 2,591 buses being either legally owned by Concordia or operated under financing lease agreements. At February 29, 2004, we operated 3,156 buses, 405 buses and 347 buses in Sweden, Norway and Finland, respectively.

        We currently lease our facilities, the majority of them for use by Swebus. Swebus conducts its bus operations out of a system of 56 depots and 74 parking areas located throughout Sweden. These divide as follows:

  •
  56 depots, which include garages with full maintenance facilities, washing facilities, parking, administrative offices and eating and changing facilities for drivers and mechanics;

  •
  28 sub-depots, which include washing facilities, parking, small administrative offices for payroll disbursement and limited facilities for drivers; and

  •
  74 parking areas with limited staff facilities.

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

Employees

        The average number of persons (including executive directors) we employed during each of the last three fiscal years was:

	Sweden	Norway	Finland
For the year ended February 28, 2002	5,384	795	745
For the year ended February 28, 2003	5,950	775	759
For the year ended February 29, 2004	6,182	580	750

Item 5.    Operating and Financial Review and Prospects

A.    Operating Results

        The following should be read in conjunction with our consolidated financial statements included in this annual report starting on page F-1. Our consolidated financial statements are prepared in accordance with Swedish GAAP, which differ in various significant respects from US GAAP. The significant differences between Swedish GAAP and US GAAP are discussed in Note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

Overview

        Concordia was incorporated on September 17, 1999. In January 2000, Concordia, backed by SG (the then parent company of SBC) and certain private equity funds affiliated with Goldman Sachs International, acquired Concordia Bus Nordic. In connection with the acquisition, SG agreed to contribute its bus operating subsidiary, SBC, to Concordia by no later than March 1, 2002, pursuant to mutual options. In February 2001, Concordia Bus Nordic acquired SBC.

        We provide public bus transportation services in Sweden, Norway and Finland, through our three main operating subsidiaries: Swebus, SBC and Concordia Finland, respectively. We also provide express bus and coach hire services. In Sweden, we currently operate 3,156 buses, and are the largest operator through Swebus, with an estimated market share of approximately 31.3% of the public bus transportation market (measured by the number of buses in operation). In Norway, SBC currently operates approximately 405 buses and has an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities. In Finland, Concordia Finland currently operates 7 buses and is the second largest operator in the greater Helsinki area with a market share of 26%.

        During the year ended February 28, 2003, Swebus faced significant operating difficulties in the Stockholm and Uppsala regions, due largely to inadequate operational planning for our traffic schedules, which resulted in driver over-capacity during the year. These exceptional charges amounted to SEK 85 million during the year ended February 28, 2003, and included wages, subcontracting, maintenance and increased fuel consumption. We have now restored the Stockholm operations to a more normal level of operation.

        Our contracts with public transportation authorities are typically structured such that the level of monthly fees depends on the contractually agreed volume of operations, which varies from month to month, and in many cases declines in the summer months. In addition, our express bus and coach hire services businesses usually experience relatively high revenues from April to September and during December in a given year, as customers tend to use these services during vacation periods and periods having more favorable weather. Furthermore, as a result of our collective bargaining agreements, our personnel costs usually increase in the beginning of each calendar year.

Critical Accounting Policies

        The preparation of our consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include descriptions of some accounting areas that require a higher degree of complexity and/or judgment in making estimates.

  Recoverability of tangible and intangible fixed assets including goodwill.

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

        One of our significant assets is our goodwill in Concordia Bus Nordic which in turn has significant goodwill allocated to its subsidiary SBC. If future cash flows do not develop favorably in the future, there is a risk that goodwill may be impaired and need to be written-down. Goodwill is accounted for in accordance with Swedish GAAP which in certain areas differs from US GAAP. Please see Note 33 item (a) "Goodwill amortization" to the consolidated financial statements of Concordia filed as part of this annual report for a description of those differences.

        In addition to goodwill, we also have significant investments in buses. As of February 29, 2004, the carrying value of buses was SEK 1,491 million. The depreciation of these buses is based on a straight-line basis over their estimated useful lives, which range from three to fourteen years depending on the type of bus. Recoverability of these assets being held and used is measured by a comparison of the carrying amount of the asset to the future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. If we are not successful in renewing our contracts at a level that keeps our buses in service, we may have excess bus capacity and therefore may desire to sell these buses to third parties. In such a situation the carrying value of these buses may exceed the amount that can be recovered in a sales transaction.

  Loss making contracts.

        Most of our contracts are five to eight year contracts with municipalities to provide bus services in a particular area. Under the terms of these contracts, revenues are generally indexed at a rate corresponding to a consumer price index or a price index which more closely corresponds to the company's actual cost structure in providing its services, such as an index that considers the significance of changes in diesel prices, payroll costs and other expenses. Due to changes in circumstances and because in certain situations revenues have not fully compensated for increases in costs, certain contracts have become loss making. Provisions have been recorded for individual loss making contracts without consideration of expected profits on profitable contracts. We may be required to record additional provisions for loss making contracts in the future if the increase in revenue from the contracts does not offset the actual increase in costs.

  Accounting for taxes.

        We have recorded deferred tax assets for certain of our operating loss carry forwards. Since we had deferred tax liabilities amounting to SEK 179 million, SEK 98 million and SEK 28 million as of February 28, 2002, February 28, 2003, and February 29, 2004, respectively, arising primarily from the excess of tax depreciation of buses over depreciation for financial reporting, no valuation allowance has prior to February 28, 2003 been required for these tax loss carry forwards. As of February 29, 2004, we have not recorded any deferred tax asset for our operating loss carry forward, since our deferred tax liability was not large enough to ensure recoverability of the tax benefits from such tax loss carryforwards.

        Considering our recent history of losses, it is not certain that we will be able to continue to offset these tax loss carry forwards against deferred tax liabilities arising from our excess of tax over book depreciation of buses.

Going Concern Matters

        Concordia is a holding company, with its primary assets being its investments in Concordia Bus Nordic Holding AB and its subsidiaries, which includes Concordia Bus Nordic. Concordia and Concordia Bus Nordic have significant interest bearing liabilities. As a result, Concordia's and Concordia Bus Nordic's ability to service their existing debt (principal and interest) is dependent on the underlying businesses generating distributable earnings and sufficient cash flow. Furthermore, Concordia's ability to service their existing debt is dependent on its ability to transfer profit from the underlying operating subsidiaries through Concordia Bus Nordic Holding AB to Concordia. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year ended February 29, 2004 due to net losses, which furthermore limits Concordia's ability to receive dividends from subsidiaries.

        The consolidated statement of operations of Concordia demonstrates that earnings generated by the underlying businesses during the year ended February 29, 2004 were not sufficient to cover the costs of Concordia. In addition, unrestricted reserves continue to decline as a result of the losses which would prohibit Concordia Bus Nordic and its subsidiaries from upstreaming cash in the form of dividend to serve Concordia's obligations. The net borrowings due from Concordia Bus Nordic and its subsidiaries to Concordia amounts to SEK 368 million as of February 29, 2004. Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as changes in the capital structures. We have started to see signs of significant improvements in compensation levels in new tenders with public transportation authorities.

        If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, the equity bases of the Concordia group may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

New Accounting Principles in 2004 and 2005 for Swedish GAAP

        During the year ended February 29, 2004, the following recommendations, issued by the Swedish Financial Accounting Standards Council, became effective: Inventory (RR 2:02), Presentation of Financial Statements (RR 22), Investment Properties (RR 24), Segment Reporting (RR 25), Events After the Balance Sheet Date (RR 26), Financial Instruments: Disclosure and Presentations (RR 27), and Accounting for Government Grants (RR 28). The adoption of those new accounting standards had no significant impact on the consolidated results of operations or financial position.

        During the year ending February 28, 2005, the recommendation Employee Benefits (RR 29) issued by the Swedish Financial Accounting Standards Council becomes effective. We have not completed our assessment of the impact of implementing the new recommendation.

International Financial Reporting Standards

        Effective January 1, 2005, all listed European Union companies are required to present their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). The transition year for Concordia will be the year ending February 28, 2006, which means that the financial information for years ending February 28, 2005 and 2006 will be restated from Swedish GAAP to IFRS in Concordia's financial reports for 2006.

        Concordia is currently in the process of assessing the implications of the adoption of IFRS. The impact that these new standards will have on Concordia's net loss and financial position has not yet been assessed.

        Major disclosure differences based on the current IFRS status relate to the following areas: judgements, assumptions, risks and information regarding acquisition of companies. Major accounting differences based on the current IFRS status relate to the following areas:

  •
  Intangible assets—Goodwill amortization will no longer be allowed;

  •
  Share-based payment—The fair value of awards is recognized in equity at the grant date and expensed during the vesting period;

  •
  Financial instruments—In general, to be reported at fair value and depending on classification, to be taken either through the income statement or directly to shareholders' equity;

New Accounting Principles in 2005 for U.S. GAAP

Consolidation of Variable Interest Entities

        In January 2003, the U.S. Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," which was later revised in December 2003. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities for the year ended February 28, 2005. The adoption of the applicable provisions of FIN No. 46 during the year ended February 29, 2004 did not have any impact on Concordia's consolidated financial position or results of operations. The remaining provisions become effective after February 29, 2004, but management does not expect that such provisions will have a material impact on Concordia's consolidated financial position or results of operations under U.S. GAAP.

Results of Operations

        The following table sets forth Concordia's results of operations for the years indicated in terms of amounts as well as a percentage of net revenues.

	Year ended February 28, 2002(1)		Year ended February 28, 2003		Year ended February 29, 2004
	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Net revenue	4,226	100.0	4,758	100.0	4,761	100.0
Operating costs	(3,999)	94.6	(4,522)	95.0	(4,559)	95.8
Depreciation and amortization	(394)	9.3	(404)	8.5	(363)	76.2
Gain (loss) on sale of fixed assets	20	0.5	(4)	0.1	6	0.1
Operating loss	(147)	3.5	(172)	3.6	(155)	3.3
Financial expenses, net	(217)	5.1	(255)	5.4	(308)	6.5
Income tax benefit	78	1.8	83	1.7	54	1.1

Net loss	(286)	6.8	(344)	7.2	(409)	8.6

(1)
Certain amounts as of and for the year ended February 28, 2002 have been restated to give retroactive effect of a change in accounting policy under Swedish GAAP. See Note 1 to the consolidated financial statements included elsewhere in this annual report for a description of the change in accounting policy and the related effects. The change in accounting policy for Swedish GAAP had no impact on the results of operations or financial position of Concordia under U.S. GAAP.

        The following table sets forth Concordia's revenues, in terms of amounts as well as a percentage of total revenues, and operating income (loss), in terms of amounts and as a percentage of total operating loss, on the basis of each of its businesses:

	Year ended February 28, 2002(1)		Year ended February 28, 2003		Year ended February 29, 2004
	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Revenues:
Bus services for local public transportation authorities	3,741	88.5	4,294	90.2	4,279	89.9
Express bus operations	299	7.1	295	6.2	327	6.9
Coach hire operations	161	3.8	153	3.2	137	2.9
Other	25	0.6	16	0.3	18	0.3

Total revenues	4,226	100.0	4,758	100.0	4,761	100.0

Operating income (loss):
Bus services for local public transportation authorities	(83)	—	(113)	—	(119)
Express bus operations	18	—	22	—	31
Coach hire operations	9	—	4	—	2
Other	(91)	—	(85)	—	(69)

Total operating loss	(147)	—	(172)	—	(155)

(1)
Certain amounts as of and for the year ended February 28, 2002 have been restated to give retroactive effect of a change in accounting policy under Swedish GAAP. See Note 1 to the consolidated financial statements included elsewhere in this annual report for a description of the change in accounting policy and the related effects. The change in accounting policy for Swedish GAAP had no impact on the results of operations or financial position of Concordia under U.S. GAAP.

Year ended February 29, 2004, compared to Year ended February 28, 2003

Revenues

        Revenues increased SEK 3 million, or 0.1%, from SEK 4,758 million for the year ended February 28, 2003 to SEK 4,761 million for the year ended February 29, 2004.

        The SEK 3 million increase is due to new contracts worth SEK 202 million. This was offset by lost contracts worth SEK 276 million. The remaining increase of SEK 77 million is due to a combination of a volume and price movements upon renewal of contracts, increase from indexation adjustments and changes in existing contracts.

        Revenues from the provision of bus services for local public transportation authorities decreased by SEK 15 million, from SEK 4,294 million for the year ended February 28, 2003 to SEK 4,279 million for the year ended February 29, 2004.

        Revenues from express bus services increased by SEK 32 million, or 11%, from SEK 295 million for the year ended February 28, 2003 to SEK 327 million for the year ended February 29, 2004. The revenue increase derives primarily from an increase in the number of passengers carried, from 2.7 million passengers during the year ended February 28, 2003 to 3.0 million passengers during the year ended February 29, 2004 and from a per-passenger price increase of 4% effective from July 1, 2003.

        Revenues from coach hire services declined by SEK 16 million, or 10%, from SEK 153 million for the year ended February 28, 2003 to SEK 137 million for the year ended February 29, 2004. The revenue decline is a direct result of a lower level of business activities and decreased tourism, mainly due to the general recession in the economy.

        Other revenues increased by SEK 2 million, or 12.5%, from SEK 16 million for the year ended February 28, 2003 to SEK 18 million for the year ended February 29, 2004.

        During the year ended February 29, 2004, revenues of SEK 3,986 million were generated in Sweden, revenues of SEK 379 million were generated in Norway, and revenues of SEK 396 million were generated in Finland. During the year ended February 28, 2003, revenues of SEK 3,902 million were generated in Sweden, revenues of SEK 457 million were generated in Norway, and revenues of SEK 399 million were generated in Finland.

Gain on Sale of Fixed Assets

        The gain on sale of fixed assets is comprised of sales of buses and other assets. The gain on sale of fixed assets increased from a loss of SEK 4 million for the year ended February 28, 2003 to a gain of SEK 6 million for the year ended February 29, 2004.

Operating Costs

        Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating costs also include operating lease charges. Operating costs increased by SEK 37 million, or 0.8%, from SEK 4,522 million for the year ended February 28, 2003 to SEK 4,559 million for the year ended February 29, 2004. The increase of SEK 35 million is due to a number of factors, which are outlined below.

        Fuel, tires and other consumable costs have increased by SEK 10 million, or 1%, to SEK 929 million for the year ended February 29, 2004 from SEK 919 million for the year ended February 28, 2003. The increase is largely due to a high diesel price during the first quarter resulting in increased costs by SEK 14 million and higher maintenance costs in the first quarter of SEK 10 million. This has been offset by the lower volumes as a result of lost contracts, which resulted overall in a lower cost of SEK 13 million.

        Personnel costs have increased by SEK 14 million, or 0.5%, from SEK 2,597 for the year ended February 28, 2003 to SEK 2,611 for the year ended February 29, 2004.

        The increase of SEK 14 million is due to a reduction of drivers in our lost contracts resulting in lower wage costs of SEK 171 million, productivity gains in Stockholm of SEK 16 million and other reductions of SEK 6 million. This was offset by an effective pay increase of 4.0% resulting in higher wage costs of SEK 95 million and higher wage costs due to impact of operating new contracts of SEK 112 million.

        Operating lease charges increased by SEK 38 million, or 11%, from SEK 350 for the year ended February 28, 2003 to SEK 388 for the year ended February 29, 2004. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,317 as of February 29, 2004, compared to 1,156 as of February 28, 2003.

        Other external costs decreased by SEK 25 million to SEK 631 million for the year ended February 29, 2004 from SEK 656 million for the year ended February 28, 2003. The decrease was mainly due to a reduction of subcontractors of SEK 38 million and decreased administration costs of SEK 9 million due to normalization of Stockholm operations. This was partly offset by higher operational costs such as insurance and marketing costs of SEK 18 million.

Depreciation and Amortization

        Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but they also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs decreased by SEK 41 million, or 10%, from SEK 404 million for the year ended February 28, 2003 to SEK 363 million for the year ended February 29, 2004 principally as a result of the shift towards increased operational leasing of buses and away from ownership. Total goodwill amortization was SEK 45 million for the year ended February 29, 2004, which remained constant as compared to the year ended February 28, 2003.

Operating loss

        Operating loss decreased by SEK 17 million, or 9.8% from a loss of SEK 172 million for the year ended February 28, 2003 to a loss of SEK 155 million for the year ended February 29, 2004 due to overhead cost reductions and higher contribution from the new and renewed contracts.

        Operating loss from bus operations for local public transportation authorities increased by SEK 6 million, or 5.3% from a loss of SEK 113 million for the year ended February 28, 2003 to a loss of SEK 119 million for the year ended February 29, 2004. Operating profit from express bus services increased by SEK 9 million, or 40.9%, to SEK 31 million for the year ended February 29, 2004 compared to SEK 22 million for the year ended February 28, 2003. Operating profit from coach hire services decreased by SEK 2 million, or 50% from SEK 4 million for the year ended February 28, 2003, to SEK 2 million for the year ended February 29, 2004.

        Head office costs and other items decreased by SEK 16 million, or 18.8% from SEK 85 million for the year ended February 28, 2003, to SEK 69 million for the year ended February 29, 2004 due largely to termination compensation payments in the year ended February 28, 2003 of SEK 7 million and overall reduction in professional charges and reduction in heads during the year ended February 29, 2004.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial expenses increased by SEK 49 million, or 18.5% from a financial expense of SEK 265 million for the year ended February 28, 2003 to SEK 314 million for the year ended February 29, 2004. The increase can be partly explained by an increase of depreciation of deferred financing costs by SEK 23 million due to the write-off of costs related to senior debt and the refinancing of syndicated loans with secured senior notes at 9.125%. The refinancing resulted both in higher effective interest rates and an increased debt balance.

        Our foreign exchange losses were also SEK 21 million higher compared to the year ended February 28, 2003.

Taxes

        No income taxes were paid during the years ended February 29, 2004 and February 28, 2003. The statutory rate of taxation in Sweden is 28%. However, Concordia recorded income tax benefits of SEK 54 million for the year ended February 29, 2004, reflecting an effective tax rate 12%, compared to income tax benefits of SEK 83 million for the year ended February 28, 2003, reflecting an effective tax rate of 19%. The reason for the change in the effective tax rate between the two fiscal years is due to the fact that Concordia was forced to record lower tax benefits for the year ended February 29, 2004 due to Concordia's inability to use these tax benefits in the future.

        The effective tax rate of 12% for the year ended February 29, 2004 differed from the statutory rate of 28% due to the fact that goodwill amortization was not tax deductible, decreasing the effective tax rate by 3% and valuation allowances recognized on tax loss carryforwards of 13%.

Year ended February 28, 2003, compared to year ended February 28, 2002

Revenues

        Net revenue increased SEK 532 million, or 13%, from SEK 4,226 million for the year ended February 28, 2002, to SEK 4,758 million for the year ended February 28, 2003. Revenue from the provision of bus services for local public transportation authorities increased by SEK 553 million, or 15%, from SEK 3,741 million for the year ended February 28, 2002, to SEK 4,294 million for the year ended February 28, 2003. SEK 431 million of the increase was derived from our new Stockholm contracts, which Swebus started to operate on March 4, 2002. The remainder of the increase is attributable to net gain from our contracts re-tendered during the prior financial year of SEK 49 million and increased revenue from contracts renewed at higher prices of SEK 73 million.

        Revenue from express bus services decreased by SEK 4 million, or 1%, from SEK 299 million for the year ended February 28, 2002, to SEK 295 million for the year ended February 28, 2003, largely due to the loss of a route concession.

        Revenue from coach hire services declined by SEK 8 million, or 5%, from SEK 161 million for the year ended February 28, 2002, to SEK 153 million for the year ended February 28, 2003, due to a decline in business activity resulting from poor economic developments in this market.

        Other revenue amounted to SEK 16 million for the year ended February 28, 2003, and SEK 25 million for the year ended February 28, 2002. Other revenue largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Loss on Sale of Fixed Assets

        Loss on sale of fixed assets is comprised of sales of real estate, buses and other assets. Gain on sale of fixed assets decreased from a gain of SEK 20 million for the year ended February 28, 2002, to a loss of SEK 4 million for the year ended February 28, 2003, due to a property gain of SEK 14 million during the year ended February 28, 2002. The difference between 2002 and 2003 was also as a result of an increased loss on our sale of buses of SEK 26 million from a gain of SEK 6 million by the year ended February 28, 2002, to a loss of SEK 20 million for the year ended February 28, 2003.

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

        Other external costs increased 18% by SEK 152 million, to SEK 1,006 million for the year ended February 28, 2003 from SEK 854 million for the year ended February 28, 2002. The increase was primarily due to an increase of facility costs of SEK 42 million resulting from increased rent payable due to the sale and lease back of property of SEK 17 million, additional facilities relating to the new Stockholm contract of SEK 16 million and increased operational costs due to higher electricity prices which was compounded by a severe cold winter, of SEK 9 million. In addition, provisions for loss making contracts resulted in a charge of SEK 15 million, partially offset by the reorganization provisions taken last year of SEK 25 million.

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

Operating Loss

        The operating loss was SEK 172 million for the year ended February 28, 2003, compared to an operating loss of SEK 147 million for the year ended February 28, 2002. Operating loss from bus operations for local public transportation authorities was SEK 113 million for the year ended February 28, 2003, compared to an operating loss of SEK 83 million for the year ended February 28, 2002. Operating profit from express bus services increased by SEK 4 million to SEK 22 million for the year ended February 28, 2003 compared to SEK 18 million for the year ended February 28, 2002. Operating profit from coach hire services decreased from SEK 9 million for the year ended February 28, 2002, to SEK 4 million for the year ended February 28, 2003. Head office costs and other decreased from SEK 91 million for the year ended February 28, 2002, to SEK 85 million for the year ended February 28, 2003.

Financial Income and Expenses

        Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks. Financial expenses net increased SEK 38 million from SEK 217 million for the year ended February 28, 2002 to net financial expenses of SEK 255 million for the year ended February 28, 2003. This increase can be primarily attributed to increased interest cost of SEK 26 million relating to the add on of €60 million in our senior subordinated notes on February 27, 2002 combined with decreased income of SEK 8 million due to the gain on the sale of our SPP receivable in 2002. See the heading "Liquidity and Capital Resources" in this section.

Taxes

        No income taxes were paid during the years ended February 28, 2003 and February 28, 2002. The statutory rate of taxation in Sweden is 28%. However, Concordia recorded income tax benefits of SEK 83 million for the year ended February 28, 2003, reflecting an effective tax rate of 19%, compared to income tax benefits of SEK 78 million for the year ended February 28, 2002, reflecting an effective tax rate of 21%.

        The effective tax rate of 19% for the year ended February 28, 2003 differed from the statutory rate of 28% due to the fact that goodwill amortization was not tax deductible, decreasing the effective tax rate by 3% and the recognition of valuation allowances related to the future tax benefits of net losses of 6%.

B.    Liquidity and Capital Resources

        Our liquidity requirements arise primarily from our need to fund lease payments, purchase buses, service our debt obligations, fund our working capital requirements and expand our business. We have historically relied upon cash generated from operations and borrowings under our senior debt facilities. We believe that our cash flows from operations, together with the net proceeds of the recent offering of the Senior Secured Notes, a portion of which was used to repay in full all such previously existing senior debt facilities, will be sufficient for our debt service requirements as they become due over the next several years, including amounts due to pay interest under the Senior Subordinated Notes. Any future acquisitions may require additional financing.

        The indenture under which the Senior Subordinated Notes were issued and the indenture under which the Senior Secured Notes were issued, restrict, and in some cases prohibit, among other things, our and our subsidiaries' ability to incur additional debt, make prepayments of certain debt, pay dividends, make investments, engage in transactions with affiliates, issue capital stock, create liens, sell assets, significantly alter the focus and structure of their business and engage in mergers and consolidations. Certain of these limitations could impair our operations and limit our ability to implement certain of our strategies. Concordia and its subsidiaries may not incur additional debt, except in certain limited circumstances, unless it meets a coverage ratio test that it has not met for several years. Continued inability to meet this test inhibits our ability to acquire funding, which may limit our ability to take advantage of possible opportunities. Concordia and its subsidiaries may not prepay or retire indebtedness, except in certain limited circumstances, which could inhibit our ability to take advantage of changes in market interest rates or other favorable market conditions. Other covenants narrow the scope of investments Concordia and its subsidiaries may make, which could inhibit our ability to pursue possible opportunities. Concordia and its subsidiaries also face certain restrictions on their ability to create liens on or sell it assets, further limiting access to possible funding sources. Concordia and its subsidiaries may not significantly alter the focus and structure of its business, which could limit our ability to diversify its lines of business. Lastly, a failure to comply with these covenants could result in a default under the Senior Secured Notes, which in turn could result in an event of default under our other indebtedness, or an event of default under the Senior Subordinated Notes.

        We have entered into interest and foreign exchange hedging arrangements in accordance with the terms of our debt obligations. You should read the information under "Item 11. Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange."

        Cash flow from operating activities for the year ended February 29, 2004, was positive at SEK 7 million, compared to positive cash flows of SEK 15 million for the year ended February 28, 2003 and a positive cash flow of SEK 95 million for the year ended February 28, 2002. The main reason for the difference between fiscal 2002 and fiscal 2003 was a strong working capital development during the year ended February 28, 2002. The working capital movement improvement during the year ended February 29, 2004, was mainly due to lengthening payment terms on liabilities.

        Capital expenditures totaled SEK 32 million for the year ended February 29, 2004, SEK 216 million for the year ended February 28, 2003 and SEK 43 million for the year ended February 28, 2002.

...         Capital expenditures primarily consisted of purchases of equipment and buses. The high capital expenditures during the financial year ended February 28, 2003 are primarily due to investments in buses for the new Stockholm contracts during the first quarter of SEK 151 million. Financing for these buses were secured in connection with a debt restructuring completed in February 2002. Of the remaining capital expenditures for the year ended February 28, 2003, SEK 16 million relates to purchases of land and equipment, SEK 9 million to the purchase of old gas buses and SEK 17 million relates to necessary bus improvements under our new contracts and compliance with environmental regulations requiring CRT filters on engines. We have secured finance leases for some of these buses for a period of four years.

        During the year ended February 29, 2004, asset sales proceeds of SEK 21 million (SEK 75 million for the year ended February 28, 2003) were generated from the sale of used buses. This compares to SEK 222 million in the year ended February 28, 2002, of which SEK 145 million were generated from the sale of properties and SEK 77 million were generated from other asset sales, primarily sales of used buses. The SPP (Alecta) receivable was sold during the same period, providing cash of SEK 81 million, of which SEK 34 million was paid to the previous owners of Concordia.

        In our opinion, our cash from operations, together with the net proceeds of the offering of the Senior Secured Notes remaining after the repayment of the Senior Facilities, will be sufficient to fund our ongoing operations, our working capital requirements and capital expenditures for the coming fiscal year.

        We have entered into operating lease agreements to finance a portion of our bus fleet. As of February 29, 2004, 1,317 of our 3,908 buses were financed through operating lease arrangements. The net present value of outstanding obligations for buses as of February 29, 2004, was SEK 905 million (the net present value of our outstanding obligations under leases relating to real estate as of February 29, 2004, was SEK 52 million). As disclosed in "F. Tabular Disclosure of Contractual Obligations," Concordia has an obligation to purchase 15 buses at a cost of SEK 22 million during the year ending February 28, 2005.

        The large majority of lease terms for buses include residual value guarantees from the bus manufacturer, whereby we retain an option to return the buses to the manufacturer without cost to us. The number of buses that can be returned under these agreements is subject to limitation.

        The structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the purchase price paid by the lessor and the residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated. The lease payments for the second leasing period are always at terms based on the fair value at the date of the extension which are lower than the payments during the initial term. If we are successful in renewing or extending a local public transportation authority contract, our leasing contract can be renewed at terms based on the fair value at the date of the extension. This is likely to result in lease payments which are substantially lower than the payments during the initial term.

        In a situation where we are not able to pay outstanding lease fees, the lessor has the right to retain the buses at our expense and also obtain additional compensation based on the outstanding leasing fees at the time when the non-payment situation occurred. Further, in the event of an acceleration under the Senior Secured Notes following a default, all or part of the leasing contracts covering a significant portion of our leases may be terminated at the option of the lessor. This could have a material adverse effect on our business.

Market Risk

        In order to protect us against fluctuations in the price of diesel fuel, we annually enter into derivatives contracts in order to fix the non-tax portion of the price of diesel fuel for its bus operations for the year. We currently have hedges in place for diesel fuel costs for the period from March 1, 2004, to February 28, 2005. We seek to reduce this exposure through managing our fuel price exposure in Swedish Kronor and have entered into forward purchase contracts for 18% of our fuel requirement for the next financial year. We believe this managing of our diesel fuel price exposure, together with the protection provided through the diesel fuel price indexation provisions in many of our contracts, will effectively provide a combined hedge covering approximately 58% of our projected diesel fuel costs in fiscal year 2005. Our intention is to hedge an additional 12% to achieve our target of effective hedge of 70%. See the subheading "Fuel Prices" in "Item 11. Quantitative and Qualitative Disclosure About Market Risk."

        As of the date February 29, 2004, SEK 2,673 million of our Notes were denominated in euros. We intend to minimize our exposure through market instruments, limit the fluctuation in the amount of our interest payments on the Notes, in Swedish Kronor, by limiting our exposure to potential fluctuations in the Swedish Kronor/euro exchange rate. We have entered into euro interest rate swaps to manage our exposure in respect of a euro denominated intercompany loan which we extended to Concordia Finland. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk."

C.    Research and Development, Patents, Licences, etc.

        Not applicable.

D.    Trend Information

        During the year ended February 29, 2004, we submitted tenders for 1,346 buses out of the 1,999 buses that were open for competitive tenders, which included contracts for routes where we already operated 573 buses. Of these 1,346 units results for 1,318 units have been announced. We retained 203 buses out of the 573 buses we operated. Lost units include our Gothenburg contract, which was for 140 buses. In addition, we won a total of 354 units from our competitors. We currently await results on a further 28 units, of which Concordia operates 16 units. We currently await the results of a tender relating to 70 buses, of which we operate 62 buses. This outstanding tender relates to Karlstad in Sweden, where we have lodged a complaint against the CPTA for unfair practice as our bid was lower by SEK 1 million compared to the announced winner. The court has temporarily suspended the CPTA's award of the contract to the announced winner pending its determination of the merits of our complaint and we await outcome of the proceedings. We have prolonged our contracts on Karlstad for one year following a recent court decision upholding our complaint.

        We anticipate tenders for approximately 1,290 buses during the financial year ending February 28, 2005, of these buses we have 256 or 36% of the total buses in Sweden, 61 buses or 22% of the total in Norway and 159 or 52% of the total buses in Finland. Notably we have 25 contracts expiring. These also cover loss making contracts in Vantaa, Finland and Sweden.

        Pricing on contracts won was higher by 27%. Our biggest loss was our contracts in Gothenburg, totaling 140 buses, due to highly competitive pricing by one or our competitors. We believe that the resulting impact of these gains by the new operator will not harm our competitive position.

        We have finalized contractual agreements with our unions for fiscal 2005, which will lead to an effective pay increase of 2.26%. In addition, effective January 1, 2003, our pension costs have increased by 2%. It is not clear at the present time whether the indexation on our CPTA contracts will fully compensate us for these cost increases.

        We believe that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year.

E.    Off-balance Sheet Arrangements

        Except for the guarantee disclosed in Note 24, subnote (e) to the consolidated financial statements of Concordia included in this annual report, and which is further discussed in "Item 4. Information on the Company—B. Business Overview—Finland—Legal Proceedings," Concordia does not have any off-balance sheet arrangements (as defined in the rules to this Item 5.E.) which have or are reasonably likely to have a current or future effect on Concordia's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

F.     Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations and the expected settlement dates for the different obligations as of February 29, 2004:

	Payments due by period:
	Total	less than 1 year	1–3 years	3–5 years	after 5 years
	(in millions of SEK)
Contractual obligations:
Long term debt(a)(b)	2,673	—	—	—	2,673
Operating leases	1,320	421	634	239	26
Financial leases	26	8	15	3	—
Purchase obligations(c)	22	22	—	—	—

Total contractual obligations	4,041	451	649	242	2,699

(a)
As described under subheading "A. Operating Results—Going Concern Matters" under "Item 5. Operating and Financial Review and Prospects," if violations of related debt covenants occur, it could cause the entire amount of long-term debt to become due and payable in periods earlier than shown in this table.

(b)
The long-term debt displayed in the table above is denominated in euro. The amounts shown are the Swedish kronor equivalent of the euro amounts as of February 29, 2004. SEK 1,475 million of the long-term debt bears an interest rate of 11% and SEK 1,198 million of the long-term debt bears an interest rate of 9.125%.

(c)
Obligations to purchase 15 buses.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Board of Directors

        Under the Swedish Companies Act of 1975, our Board of Directors has ultimate responsibility for our organization and the management of our affairs. Our Articles of Association provide for a Board of Directors elected by our shareholders of not fewer than four nor more than ten directors. Under Swedish law, the chief executive officer of a company and at least half of the members of the Board of Directors must be resident in an European Economic Area country unless the Swedish government or an authority appointed by the Swedish government grants an exemption. In a public limited liability company, like Concordia, the chief executive officer may not also serve as the Chairman of the Board of Directors.

        Information concerning the Directors of Concordia is set forth below.

Name	Age	Position
Harald Arnvaern(1)	65	Director
Frode Larsen(1)	52	Director(3)
Robert Doumar(2)	41	Director
Richard Sharp(2)	47	Chairman and Director

(1)
Appointed by Schøyen Group.

(2)
Appointed by Bus Holdings.

(3)
As of June 30, 2004, Mr. Larsen will take on the role of Executive Chairman of the Board.

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

        Frode Larsen has been a director since 2001 and the Chief Executive Officer since he joined Concordia in January 2000. Mr. Larsen joined Schøyen Group in 1989 and served as Managing Director of SBC from 1989 to 1990. He also served as Deputy Chairman of Schøyen Group from 1991 to 1992 and became president of Schøyen Group in 1992. After his appointment as CEO of Concordia, Mr. Larsen continued to serve as president of Schøyen Group, and he currently divides his time equally between the two positions. He is also the Chairman of the Board of Directors of Schøyen Group, Finans Gruppen Navigere AS and Schøyen Group International Ltd. and is a member of the Board of Benefits Insurance Company Ltd. and AS Anlegg. Mr. Larsen graduated from the Norwegian School of Economics and Business Administration in 1976 with a degree in business.

        Robert Doumar has been a member of the Concordia Board of Directors since January 14, 2000. Mr. Doumar has been a Managing Director-Investment Banking Division at Goldman, Sachs & Co. since 1998. He is a director of Go Outdoor Systems Holdings S.A. Mr. Doumar was born in 1963 and received JD and MBA degrees from the University of Virginia in 1989 and his AB degree from Brown University in 1985.

        Richard Sharp has been a member of the Concordia Board of Directors since January 14, 2000. Mr. Sharp has been a general partner at Goldman, Sachs & Co. since 1994 and a Managing Director since 1996. He joined Goldman Sachs in 1984. Mr. Sharp was born in 1956 and received his MA degree from Oxford University in 1978.

Senior Management

        Day to day management of Concordia has been delegated by Concordia Bus BV under the shareholders' agreement between Schøyen Group, Bus Holdings and other parties (discussed in "Item 7. Major Shareholders and Related Party Transactions") to Concordia Bus BV's management board, which is comprised of the following persons:

Name	Age	Position	Year First Employed
Frode Larsen	52	Chief Executive Officer(1)	2000
Vasant Mistry	46	Chief Financial Officer(2)	2000
Georg Kervel	50	Risk Management and Treasury Officer	2000

(1)
As of June 30, 2004, Mr. Larsen will take on the role of Executive Chairman of the Board.

(2)
As of June 30, 2004, Mr. Mistry will step down as Chief Financial Officer of Concordia. The Board of Directors has initiated a search for a new Chief Financial Officer with an international recruitment company

        Frode Larsen is both Chief Executive Officer and a director. You should read the information under the heading "Board of Directors" for information regarding Mr. Larsen.

        Vasant Mistry is both Chief Financial Officer and a director. You should read the information under the heading "Board of Directors" for information regarding Mr. Mistry.

        Georg Kervel is both Risk Management Officer and a director. You should read the information under the heading "Board of Directors" for information regarding Mr. Kervel.

        In addition, Ragnar Norbäck will become Chief Executive Officer of Concordia as of June 30, 2004. His most recent position was with American Express as Head of Corporate Travel Nordic and Country Manager Nordic, a position he had held since October 2000. From 1990 to 1996, he was COO of Linjebuss. He then joined Volvo Aero as a Business Area Manager from 1996 through 1999. He holds a Master of Science Degree from Chalmers University.

        The following are members of our senior management that are not members of Concordia Bus BV's management board:

Name	Age	Position	Year First Employed
Jan Bosaeus	44	Managing Director (Swebus AB)	2002

        Jan Bosaeus is the Managing Director of Swebus AB. He has been the Managing Director of Swebus since mid October 2002. From May 2002 he worked as Director of Asset Management in Swebus. From 1999 to 2002 he was in the senior management team of Kalmar LMV Sweden AB, with responsibility for after sales. He received a Business Degree from IHM Business School in 1997.

Name	Age	Position	Year First Employed
Stefan Carlén	48	Managing Director (Swebus Express AB)	1983

        Stefan Carlén is the Managing Director of Swebus Express AB. Stefan has extensive experience within the bus industry. He joined SJ Buss in 1983 and has held different positions both within SJ Buss and Swebus. In 1999 Stefan became director of Express Division in Swebus.

Name	Age	Position	Year First Employed
Per Erik Ericson	58	Managing Director (Interbus AB)	1975

        Per-Erik Ericson is the Managing Director of Interbus AB. Per-Erik joined Interbus in 1975 and has been Managing Director since 1983. He has 31 years of bus industry experience.

Name	Age	Position	Year First Employed
Jouni Gustafsson	37	Managing Director (Concordia Finland)	2001

        Jouni Gustafsson is the Managing Director of Concordia Finland. He has been the Managing Director of Concordia Finland (formerly Stagecoach Finland) since April 2002. From June 2001 to April 2002, he worked as the Finance Director at Concordia Finland. Mr. Gustafsson received a degree in economics from the Helsinki School of Economics and Business Administration in Finland in 1991.

        The senior management of SBC is composed of the following person:

Name	Age	Position	Year First Employed
Sjur Brenden	43	Managing Director (SBC)	2001

        Sjur Brenden received an MBA in 1989 in Sundsvall, Sweden. He became the Managing Director of SBC in 2001, prior to which he was Managing Director of Sporveisbussene AS. From 1989 to 1997, Mr. Brenden held different management positions in Linjebuss Sverige AB in Sweden.

        The address of the members of our senior management is c/o Concordia Bus Nordic AB, Solna Strandväg 78, SE 171 54, Solna, Sweden.

B.    Compensation

        During the year ended February 29, 2004, our board of directors received from us an aggregate remuneration of approximately SEK 0.4 million. During the year ended February 29, 2004, members of our senior management received from us an aggregate remuneration of approximately SEK 11.1 million.

        In addition, our directors and senior management may receive options under Concordia Bus BV's share option plan. This option plan provides that the management board of Concordia Bus BV may grant share options to officers, directors or employees of any of Concordia Bus BV or its subsidiaries, including Concordia, at market value on their date of issue relating to up to 2.5% of the issued ordinary share capital of Concordia Bus BV. No options have been granted to directors or senior management under the option plan.

        We have a bonus plan for our senior executives based on achieving annual objectives, and established by the Board of Directors. This bonus can be worth up to 100% of the executive's base salary.

C.    Board Practices

        Our directors are elected for a period of one year, with the possibility for re-election each year at the annual general shareholders meeting. There are no benefits upon termination of employment. Our ultimate parent company, Concordia Bus BV has a Supervisory Board comprised of two members elected by Schøyen Group and two members elected by Bus Holdings, with a chairman chosen as a fifth member by Bus Holdings and accepted by Schøyen Group. This Supervisory Board sets the yearly remuneration for both the directors and the management of Concordia. The independent members of our Supervisory Board act as our Audit Committee. Our Board of Directors receives monthly reports from management as to financial condition and a sub-group of our Board meets with management approximately every two months to discuss the financial results. In addition, our auditors present their findings and discuss any material audit issues with our Board of Directors at least annually and with the Supervisory Board of Concordia Bus BV once a year as well.

D.    Employees

        The average number of persons (including executive directors) employed by us during each of the last three fiscal years was:

	Sweden	Finland	Norway
For the year ended February 28, 2002	5,384	745	795
For the year ended February 28, 2003	5,950	759	775
For the year ended February 29, 2004	6,182	750	580

        Concordia considers its relations with its employees and unions to be good.

E.    Share Ownership

        No member of the Board of Directors or of Management beneficially owns at least one percent of the ordinary shares. See "Compensation" above, for a discussion of the share option plan available to our directors and senior management.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

        Concordia Bus BV, a company organized under the laws of The Netherlands, owns 100% of the share capital of Concordia Bus Holding AB, which owns 100% of the share capital of Concordia, which owns 100% of the share capital of Concordia Bus Nordic Holdings AB, which owns 100% of the share capital of Concordia Bus Nordic. Through its ownership of Concordia Bus Holding AB, Concordia Bus BV indirectly controls Concordia.

        The issued ordinary shares of Concordia Bus BV are owned approximately 51.00% by Bus Holdings, an affiliate of Goldman Sachs International, 47.15% by the Schøyen Group, and 1.85% by members of management and others.

Subscription and Shareholders' Agreement

        Schøyen Group, Bus Holdings and other parties have entered into a subscription and shareholders' agreement as the shareholders of Concordia Bus BV. The shareholders' agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs, be comprised of five members: two elected by Schøyen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Schøyen Group. Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness require that at least one supervisory board member nominated by Schøyen Group and one supervisory board member nominated by Bus Holdings approve the transaction. Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Schøyen Group and Bus Holdings. The members of this management board are members of senior management of Concordia. For further information about management see the subheading "A. Directors and Senior Management" in "Item 6. Directors, Senior Management and Employees." The shareholders' agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring along rights, and provisions regarding change of control. If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

        In conjunction with the shareholders' agreement, Schøyen Group and Bus Holdings caused Concordia Bus BV to create a share option plan and enter into a management services agreement with Concordia Bus Management AS, a wholly owned subsidiary of Concordia Bus BV, and caused Concordia Bus Management AS to enter into service agreements with members of Concordia Bus BV's management board who are members of senior management of Concordia. For further information about these agreements and the options plan see "B. Related Party Transactions" below.

B.    Related Party Transactions

        Two of the supervisory board members of Concordia Bus BV, the parent company of Concordia Bus, are appointed by Schøyen Gruppen A/S ("Schøyen Group") and two are appointed by Bus Holdings S.A.R.L, an affiliate of Goldman Sachs International. Each director of Concordia may receive compensation for services in that capacity. Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia and is a director of certain of Concordia's operating subsidiaries.

        In connection with Concordia Bus Nordic's issuance of EUR 130 million senior secured notes in January 2004, Goldman Sachs International was engaged to provide assistance in the process of securing such offering. Their fees for such services were SEK 31 million.

        Under a lease arrangement between Schøyen Group and Ingeniør M.O. Schøyens Bilcentraler A/S, Schøyen Group has leased depots and other real property to SBC AB, a subsidiary of Concordia, for a period of ten years ending in 2009. The rentals paid were SEK 13 million, SEK 15 million, and SEK 14 million for the years ended February 29, 2004, February 28, 2003, and February 28, 2002, respectively.

        Schøyen Prosjekt and Finans ASA, an affiliated company of Schøyen Group, was engaged to provide consulting services in relation to the acquisition by Concordia of Sporveiebussen AS, an operator of approximately 160 buses in Norway. The fees paid for their services were SEK 0.3 million, SEK 0.6 million for the years ended February 28, 2003 and 2002, respectively. In addition, they were engaged in connection with securing the sale and leaseback of properties belonging to Swebus AB, a subsidiary of Concordia. For the year ended February 28, 2002, their fees for this service were SEK 2.4 million.

        In addition to being 18% owned by Schøyen Group, Schøyen Prosjekt and Finans ASA is 72% owned by Finans Forvaltning AS. Finans Forvaltning AS is 51% owned by Frode Larsen, 22.25% owned by Georg Kervel, and 4.5% owned by Harold Arnvaern.

        Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to Concordia and its subsidiaries. A management fee has been charged to Concordia and their subsidiaries for these services amounting to SEK 15 million, SEK 23 million, and SEK 25 million for years ended February 29, 2004, February 28, 2003, and February 28, 2002, respectively.

C.    Interests of Experts and Counsel

        Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

        See Item 17.

  Legal Proceedings

        None, except as set forth under subheading "B. Business Overview—Finland—Legal Proceedings" under "Item 4. Information on the Company."

  Dividend Distribution Policy

        Not applicable.

B.    Significant Changes

        None.

Item 9.    The Offer and Listing

        (Items 9A 103, 9A 5-7, B, D, E and F are not applicable.)

A.    4. Market Price Information

        Not applicable.

B.    Markets

        Not applicable.

Item 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        Incorporated by reference from the registration statement on Form F-4 filed with the Commission on May 15, 2000 by CB Bus AB (publ). In May 2000, CB Bus AB (publ) changed its name to Concordia Bus AB (publ).

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

  (c)
  Subscription and Shareholders' Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Schøyen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International. This agreement provides, among other things, that the supervisory board of Concordia Bus BV, which is ultimately responsible for management of its affairs be comprised of five members: two elected by Schøyen Group, two elected by Bus Holdings, and one independent member nominated by Bus Holdings and acceptable to Schøyen Group. Specified significant business decisions by Concordia Bus BV or its subsidiaries, including Concordia, such as mergers, substantial changes to its business activities and incurrence of indebtedness require that at least one supervisory board member nominated by Schøyen Group and one supervisory board member nominated by Bus Holdings approve the transaction. Day to day management of Concordia Bus BV and its subsidiaries has been delegated to a management board comprised of five members who are jointly appointed by Schøyen Group and Bus Holdings. The members of this management board are members of senior management of Concordia. In addition, Schøyen Group has agreed in the shareholders' agreement that the board of directors of SBC is to be comprised of five members: three elected by Schøyen Group and two by Bus Holdings. Specified significant business decisions of SBC require the approval of at least one of the board members nominated by Bus Holdings. The shareholders' agreement also provides for specified transfer restrictions, rights of first offer, tag-along rights and bring along rights, and provisions regarding change of control. If specified conditions are met, the tag-along rights require a proposing shareholder to allow other shareholders to dispose of their shares under the same terms and conditions as the proposing shareholder and the bring along rights require other shareholders to dispose of their shares under the same terms and conditions as the selling shareholder.

  (d)
  Indenture, dated January 22, 2004 between Concordia Bus Nordic and Deutsche Bank Trust Company Americas in respect of Concordia Bus Nordic's Euro 130,000,000 9.125% Senior Secured Notes due August 1, 2009 issued on January 16, 2004. The net proceeds from this offering were approximately Euro 124 million including expenses incurred in connection with the offering. The Senior Secured Notes mature on August 1, 2009. Interest on the Senior Secured Notes accrues at the rate of 9.125% per annum and is payable every six months. They rank senior to existing and future indebtedness that is expressly subordinated in right of payment to the Senior Secured Notes and will rank at least pari passu with all existing and future unsecured liabilities that are not so subordinated. They will effectively rank senior in right of payment to our unsecured liabilities with respect to the value of the collateral securing the Senior Secured Notes and the guarantees securing the Senior Secured Notes (subject to any priority rights for such unsecured liabilities pursuant to applicable law). The guarantees rank senior in right of payment to any existing and future indebtedness that is expressly subordinated in right of payment to the guarantors and will be at least pari passu to existing and future unsubordinated unsecured liabilities of the respective Guarantors. They will rank effectively senior in right of payment to the unsecured liabilities of those guarantors with respect to the value of the collateral securing the Senior Secured Notes (subject to any priority rights for such unsecured liabilities pursuant to applicable law). The Senior Secured Notes are redeemable at our option in whole or in part at any time, on and after February 1, 2007, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve month period commencing on February 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon to the date of redemption:

Year	Percentage
2007	104.563%
2008	102.281%
2009 and thereafter	100.000%

    In addition, on or prior to February 1, 2007, we may on one or more occasions redeem the Senior Secured Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued with the net cash proceeds of one or more public equity offerings (as defined in the indenture) at a redemption price of 109.125% of the principal amount thereof, plus accrued and unpaid interest and any special interest or additional amounts (as defined in the Exchange and Registration Rights Agreement) to the redemption date; provided, however, that after any such redemption at least 65% of the aggregate principal amount of the Senior Secured Notes originally issued must be outstanding and the redemption must occur within 90 days of the date of the closing of such public equity offering.

    Under the indenture, in the event of a change of control event (as defined in the indenture) each holder of Senior Secured Notes will have the right to require us to repurchase, in whole or in part, such holder's Senior Secured Notes at a purchase price equal to 101.0% of their principal amount, plus accrued and unpaid interest and any special interest or additional amounts, if any, to the date of repurchase.

    The indenture contains certain restrictive covenants which, among other things, impose limitations (subject to certain exceptions) on us and certain restricted subsidiary (as defined in the indenture) with respect to, inter alia, the payment of dividends or other distributions on capital, the purchase, redemption, or the acquisition or retiring for value of share capital or any warrants, options or other rights for share capital, the incurrence, repayment or otherwise acquisition of or retirement for value of certain indebtedness, sales of assets, sales and leasebacks by us or our subsidiaries and various matters in respect of the conduct of our business, including the merger or sale of all or substantially all of our assets.

    Upon the happening of certain events of default specified in the indenture, the trustee for the Senior Secured Notes or the holders of at least 25% in principal amount of the then outstanding Senior Secured Notes may declare the Senior Secured Notes to be due and payable immediately. Upon the happening of certain other events of default specified in the indenture, the outstanding Senior Secured Notes will automatically become due and payable without any action by the trustee or the holders of the Senior Secured Notes.

    We may terminate our obligations under the indenture except as to any surviving rights of registration of transfer or exchange of the Senior Secured Notes, by (i) irrevocably depositing with the trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness as well as any special interest or additional amounts on such Senior Secured Notes not previously delivered to the trustee or any paying agent for cancellation, and which have become due and payable, for all sums payable by us under the indenture, or to the stated maturity or redemption date, as the case may be, together with instructions from us directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, and by (ii) paying all other sums payable under the indenture and delivering to the trustees an officer's certificate and opinion of counsel, each stating that all conditions in the indenture relating to satisfaction and discharge have been complied with and opinions from counsel with respect to certain tax matters.

  (e)
  Exchange and Registration Rights Agreement dated January 22, 2004, between Concordia Bus Nordic, Goldman Sachs International, J.P. Morgan Securities, Ltd. and the Guarantors for the purpose of registering the Senior Secured Notes with the Securities and Exchange Commission in the United States.

  (f)
  Security Trustee Agreement, dated January 22, 2004, by and among Deutsche Trustee Company Limited as security trustee, Deutsche Bank Trust Company Americas as trustee and the Guarantors for the purpose of defining the rights, duties, authority and responsibilities of the security trustee with respect to the collateral securing the Senior Secured Notes.

  (g)
  Amended and Restated Subordinated Loan Agreement, signed on February 28, 2002, replaced by agreement dated December 22, 2003 and amended and restated on January 22, 2004, between Concordia Bus, as the lender, Concordia Bus Nordic and Deutsche Bank Trust Company amended for the purpose of subordinating the subordinated loan to the Senior Secured Notes.

  (h)
  Agreement Relating to First Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Deutsche Trustee Company Limited as security trustee for the purpose of securing the Senior Secured Notes.

  (i)
  Agreement Relating to Second Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Concordia Bus Nordic for the purpose of securing the Senior Secured Notes.

  (j)
  Share Pledge Agreement, dated January 22, 2004, between Swebus Fastigheter AB as pledgor and Deutsche Trustee Company Limited as security trustee regarding shares in Alpus AB, Enköping Bõlsta Fastighetsbolag AB and Malmfältens Omnibus AB for the purpose of securing the Senior Secured Notes.

  (k)
  Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic Holding AB as pledgor and Deutsche Trustee Company Limted as security trustee in respect of shares in Concordia Bus Nordic for the purpose of securing the Senior Secured Notes.

  (l)
  Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Swebus Express AB, Interbus AB, Swebus AB, Swebus Fastigheter AB and Swebus Busco AB for the purpose of securing the Senior Secured Notes.

  (m)
  Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Finland for the purpose of securing the Senior Secured Notes.

  (n)
  First Priority Pledge of Shares, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limted as security trustee in respect of shares in SBC for the purpose of securing the Senior Secured Notes.

  (o)
  Pledge Agreement, dated January 22, 2004, between Concordia Bus Finland as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge and bearer notes for the purpose of securing the Senior Secured Notes.

  (p)
  First Ranking Pledge of Floating Charge, dated January 22, 2004, between Alpus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

  (q)
  First Ranking Pledge of Floating Charge, dated January 22, 2004, between Enköping Bõlsta Fastighetsbolag AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

  (r)
  First Ranking Pledge of Floating Charge, dated January 22, 2004, between Malmfältens Omnibus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

  (s)
  First Ranking Pledge Agreement, dated January 22, 2004, between Swebus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

  (t)
  Second Pledge of Floating Charge, dated January 22, 2004, between Swebus AB as pledgor and Concordia Bus Nordic in respect of floating charge for the purpose of securing the Senior Secured Notes.

  (u)
  Pledge of Accounts, dated January 22, 2004, between SBC as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

  (v)
  Intragroup Loan Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee for the purpose of securing the Senior Secured Notes.

  (w)
  Declaration of Pledge of SBC of certain trade receivables, dated January 22, 2004 for the purpose of securing the Senior Secured Notes.

*
In May 2000, CB Bus AB (publ) changed its name to Concordia Bus AB (publ).

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

        As used herein, "US Holder" is a beneficial owner of a senior subordinated note that (1) holds the senior subordinated note as a capital asset and (2) is, for US federal income tax purposes:

  •
  a citizen or resident of the United States,

  •
  a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

  •
  an estate the income of which is subject to US federal income taxation regardless of its source, or

  •
  a trust the administration of which is subject to the primary supervision of a court within the United States and for which one or more US persons have the authority to control all substantial decisions or that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

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

        If a US Holder makes this election, the US Holder must amortize the premium using a "constant yield method" (i.e., a fixed yield-to-maturity) to determine the amount of premium that offsets its interest income each year. This results in the amount of deductible premium steadily growing over the term of the senior subordinated note. Because Concordia may redeem the senior subordinated notes under certain circumstances, an electing US Holder must amortize the premium based on the expected term of the senior subordinated notes assuming that Concordia will exercise or not exercise its right to redeem senior subordinated notes in a manner that will minimize the yield on the senior subordinated notes. Concordia believes, based on the additional amounts that it will have to pay in order to redeem senior subordinated notes under different circumstances, as provided for in the indenture dated February 7, 2000 relating to the senior subordinated notes, that it is significantly more likely than not that the senior subordinated notes will not be redeemed prior to their maturity. Accordingly, an electing US Holder should use the entire scheduled term of the senior subordinated note as the expected term of the senior subordinated notes for purposes of amortizing the premium. Each time a premium reduces an electing US Holder's taxable income, the holder must decrease its tax basis in the senior subordinated note by the amount of such premium.

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

        Bond premium on a Senior Subordinated Note will be computed in the applicable foreign currency. With respect to a US Holder that elects to amortize the premium, the amortizable bond premium will reduce interest income in the applicable foreign currency. At the time bond premium is amortized, exchange gain or loss (which is generally ordinary income or loss) will be realized based on the difference between spot rates at such time and at the time of acquisition of the Senior Subordinated Note. A US Holder that does not elect to amortize bond premium will translate the bond premium, computed in the applicable foreign currency, into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

        You should consult your own tax advisors regarding the applicability and effect of the amortizable bond premium rule described above.

  Market Discount

        If a US Holder purchased a Senior Subordinated Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as "market discount" for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a US holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the Senior Subordinated Note, as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Senior Subordinated Note at the time of such payment or disposition. In addition, the US Holder may be required to defer, until the maturity of the Senior Subordinated Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

        Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the senior subordinated note, unless the US Holder elects to accrue on a constant interest method. This election to accrue market discount on a constant interest method is to be made for the taxable year in which the US Holder acquired the senior subordinated note, applies only to that senior subordinated note, and may not be revoked without the consent of the IRS. A US Holder of a note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. As discussed above, an electing US Holder should use the entire scheduled term of the senior subordinated note as the expected term of the senior subordinated notes for purposes of accruing market discount.

        The amount of market discount includible in income will generally be determined by translating the market discount determined in the foreign currency into U.S. dollars at the spot rate on the date the senior subordinated note is retired or otherwise disposed of. If the US Holder has elected to accrue market discount currently, then the amount which accrues is determined in the foreign currency and then translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period. A US Holder will recognize exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as described above.

  Sale, Exchange, Retirement and Other Disposition of the Notes

        Upon the sale, exchange, retirement or other disposition of a senior subordinated note, a US Holder will generally recognize taxable gain or loss equal to the difference between the amount realized, generally based on the spot rate on the date of sale, exchange or retirement (not including any amounts received that are attributable to accrued and unpaid interest or market discount, which will be taxable as ordinary interest income, and exchange gain or loss as set forth above) and the US Holder's tax basis in the senior subordinated note. A US Holder's tax basis in a senior subordinated note generally will be its cost in U.S. dollars as determined using the spot rate on the date of acquisition (as adjusted to account for any amortizable bond premium, as set forth above). Gain or loss will be capital gain or loss and will be long-term capital gain or loss if the senior subordinated note was held from more than one year at the time of the disposition. Gain or loss recognized by a US Holder generally will be treated as US source income or loss.

  Backup Withholding and Information Reporting

        US backup withholding and information reporting requirements generally will apply to certain payments to certain non-corporate US Holders of senior subordinated notes. Information reporting requirements will apply to interest on, and to proceeds from the sale, redemption or other disposition of senior subordinated notes paid to a US Holder (other than an "exempt recipient," including a corporation and certain other persons who, when required, demonstrate their exempt status). We will be required to backup withhold a portion (currently at a rate of 28%) of interest on, and the proceeds from the sale, redemption or other disposition of, senior subordinated notes paid within the United States to a US Holder (other than an "exempt recipient") if such US Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

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

  Tax Return Disclosure and Investor List Requirements

        Recently finalized U.S. Treasury regulations (the "Tax Shelter Regulations") intended to address so called tax shelters and other potentially tax motivated transactions require participants in a "reportable transaction" to disclose certain information about the reportable transaction on IRS Form 8886 and retain information relating to the reportable transaction. Organizers and sellers of a reportable transaction are required to maintain lists identifying the investors participating in the reportable transaction and furnish to the IRS upon demand such investor information as well as detailed information regarding the reportable transaction. A transaction may be a "reportable transaction" based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or cover) and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment in the senior subordinated notes and should be aware that Concordia intends to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to any such reportable transaction.

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

  Interest Rate Risk

        Interest rate risk refers to the risk that changes in the market rate of interest adversely affects Concordia's interest cost. How fast a change in the interest rate will influence the net interest depends on the borrowings fixed interest term.

        Concordia is mainly exposed to interest rate risk in its operational leases which are based on among other things a floating market interest rate. To reduce the interest exposure in the lease portfolio, Concordia has entered into interest rate derivatives which hedges the interest for a portion of the lease commitment. The outstanding interest rate derivatives have notional amounts totaling SEK 237.5 million at February 29, 2004. In addition there are interest rate derivatives having a total notional amount of SEK 100 million which will come into effect after February 29, 2004. All interest rate derivatives mature in 2005.

        Based on the nominal value of the operational lease commitment at February 29, 2004, assuming all lease contracts would be extended to the economic life of the leases, of SEK 1,320 million, a one basis point change in interest rates would increase lease charges by approximately SEK 13.2 million per annum. The calculation includes the effects of outstanding interest rate derivatives.

  Foreign Exchange

        We are also exposed to currency fluctuations on our loans, primarily as a result of having to make interest and principal payments in euro on the Senior Subordinated Notes and Senior Secured Notes. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the euro. Our policy is to hedge 50% of our future interest payments on the Senior Subordinated Notes against adverse movements in the Swedish Kronor/euro exchange rate and to hedge 50% of our future payments on the Senior Subordinated Notes through a cap on positive movements for us in the Swedish Kronor/euro exchange rate. See subheading "B. Liquidity and Capital Resources" under "Item 5. Operating and Financial Review and Prospects." We estimate that a 10% depreciation in the value of the Swedish Kronor against the euro would increase our interest costs relating to the Senior Subordinated Notes and Senior Secured Notes by approximately SEK 27.2 million per annum (assuming a SEK 9.2175/€ 1.00 exchange rate and assuming that we successfully hedge 50% of our exposure). Any such depreciation could have a material adverse effect on our financial condition.

        The group is also exposed to foreign exchange rate changes through the purchase of diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. Concordia receives compensation for a portion of changes in diesel prices through revenue indexes in the contracts with the CPTA's. It is estimated that this index compensation reduces 43% of the exposure to diesel price changes. To further reduce the exposure, Concordia has entered into diesel derivatives in Swedish kronor and thereby hedged the foreign exchange rate risk for 17 percent of the consumption for the coming 12 months beginning March 1, 2004. Based on the budgeted diesel consumption, a 10 percent depreciation of the Swedish crown against the US dollar would increase the diesel costs by SEK 7.5 million for the coming financial year beginning March 1, 2004. The calculation includes the effects of outstanding diesel derivatives and the computed index compensation.

  Fuel Prices

        We are also exposed to commodity price risk through our requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 28, 2005. We have achieved this fixed SEK price through a combination of two hedges. We have a fuel price hedge to purchase diesel fuel at fixed dollar prices and a corresponding currency hedge to fix the SEK rate at which we purchase dollars. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 7.5 million per annum.

  Inflation

        Inflation had no material impact on our operations during the year ended February 29, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit on our CPTA revenue of approximately SEK 6 million per annum when compared to the previous year.

Item 12.    Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        Not applicable.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        Not applicable.

Item 15.    Controls and Procedures

Evaluation of Disclosure Controls and Procedures

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

        There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. In addition, we have limited influence over the controls and procedures of entities in which we hold a minority interest. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Changes in Internal Controls

        There were no significant changes in our internal control over financial reporting during the fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

        The independent members of our Supervisory Board of Directors act as our Audit Committee. Our Audit Committee does not include a financial expert because we are not required to have one under Swedish law.

Item 16B.    Code of Ethics

        We have not adopted a formal corporate code of ethics regarding Concordia's chief executive officer, chief financial officer and controller because we are not required to have one under Swedish law.

Item 16C.    Principal Accountant Fees and Services

        The selection of our independent external auditors was approved by the audit committee. Following is a summary of the fees to our independent external auditors for the years ended February 29, 2004 and February 28, 2003 in millions of SEK:

	Year ended February 29, 2004	Year ended February 28, 2003
Audit Fees	5	4
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total Fees	5	4

        Concordia's Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of Concordia before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by Concordia. All services provided by the principal auditor during the year ended February 29, 2004 were approved by the Audit Committee pursuant to the pre-approval policy.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not applicable.

PART III

Item 17.    Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Shareholder of Concordia Bus AB (publ):

        We have audited the accompanying consolidated balance sheets of Concordia Bus AB (publ) and subsidiaries (the "Company") as of February 29, 2004 and February 28, 2003, and the related consolidated statements of operations, changes in shareholder's equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended February 28, 2002, before the revisions discussed below to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated June 18, 2002, which included an explanatory paragraph relating to the differences between accounting principles generally accepted in Sweden and accounting principles generally accepted in the United States of America and the effect that the application of the latter would have on the determination of net loss.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Concordia Bus AB (publ) and subsidiaries as of February 29, 2004 and February 28, 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Sweden.

        Accounting principles generally accepted in Sweden ("Swedish GAAP") vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The application of the latter would have affected the determination of net loss for the years ended February 29, 2004 and February 28, 2003 and the determination of shareholder's equity (deficit) as of February 29, 2004 and February 28, 2003 to the extent summarized in Note 33.

        As discussed above, the consolidated financial statements of the Company for the year ended February 28, 2002 were audited by other auditors who have ceased operations. These consolidated financial statements have been revised as follows:

  •
  As described in Note 1 under "Accounting Changes," the 2002 Swedish GAAP financial statements have been restated to give retroactive effect for the adoption of RR 16, Provisions and Contingent Liabilities which was adopted by the Company for Swedish GAAP on March 1, 2002. We audited the adjustments described in Note 1 that were applied to conform the 2002 financial statements to the comparative presentation required by RR 16, Provisions and Contingent Liabilities. Our audit procedures with respect to the 2002 adjustments in Note 1 included (1) comparing the amounts shown as other provisions in the Company's consolidated balance sheets to the Company's underlying accounting analysis obtained from management, and (2) on a test basis, comparing the amounts comprising provisions for loss making contracts obtained from management to supporting documentation, and (3) testing the mathematical accuracy of the underlying analysis.

  •
  As described in Note 1, under "Accounting Changes," the Company adopted RR 22, Presentation of Financial Statements, for Swedish GAAP during the year ended February 29, 2004. Consequently, the 2002 Swedish GAAP consolidated financial statements have been revised to include a statement of changes in shareholder's equity. Our audit procedures with respect to the 2002 statement of changes in shareholder's equity included (1) comparing the 2002 statement of changes in shareholder's equity to the same information shown in the notes to the financial statements in previously issued financial statements, and (2) testing the mathematical accuracy of the statement of changes in shareholder's equity.

  •
  As described in Note 1 under "Accounting Changes," the Company adopted RR 25, Segment Reporting, for Swedish GAAP during the year ended February 29, 2004. Consequently, the 2002 Swedish GAAP consolidated financial statements have been revised to include the required segment information in Notes 2 and 3. Our audit procedures with respect to such disclosures included agreeing the amounts disclosed to the Company's underlying records obtained from management analyses and other supporting documentation and testing the mathematical accuracy of the analyses.

  •
  As described in Note 33, the 2002 financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company for US GAAP as of March 1, 2002. Our audit procedures with respect to the disclosures in Note 33 with respect to 2002 included (1) comparing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to goodwill to the Company's underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss and the related net loss per share amounts.

        In our opinion, such revisions are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2002 consolidated financial statements of the Company other than with respect to such adjustments and disclosures and, accordingly, we do not express an opinion or any form of assurance on the 2002 consolidated financial statements taken as a whole.

Deloitte & Touche AB

Stockholm, Sweden

June 22, 2004

This report is a copy of a previously issued Arthur
Andersen AB report originally filed on June 27, 2002
in conjunction with Concordia's Form 20-F for the
year ended February 28, 2002. This report has not
been reissued by Arthur Andersen AB.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Concordia Bus AB (Publ) (Reg no. 556576-4569):

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

Stockholm, Sweden

June 18, 2002

ARTHUR ANDERSEN AB

Thomas Strömberg
Authorized Public Accountant (Sweden)

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in millions of SEK, except per share amounts)

	Note	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
				Restated (See Note 1)
Net revenue	2,3,4	4,761	4,758	4,226
Fuel, tires and other consumables	5	(929)	(919)	(805)
Other external costs	5,6	(1,019)	(1,006)	(854)
Personnel costs	5,7	(2,611)	(2,597)	(2,340)
Gain (loss) on sale of fixed assets		6	(4)	20
Depreciation and amortization	5,8	(363)	(404)	(394)

Operating loss	2	(155)	(172)	(147)

Interest income		6	10	5
Interest expense and similar items	10	(314)	(265)	(222)

Financial income and expenses		(308)	(255)	(217)

Loss after financial items		(463)	(427)	(364)
Income tax benefit	11	54	83	78

Net loss		(409)	(344)	(286)

Net loss per share (SEK)	27	(81,721)	(68,780)	(57,171)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK)

	Note	February 29, 2004	February 28, 2003
ASSETS
Fixed assets
Goodwill	12	721	765

Total intangible fixed assets		721	765

Buildings and land	13	2	2
Equipment, tools, fixtures and fittings	13	34	38
Vehicles	13	1,491	1,793

Total tangible fixed assets		1,527	1,833

Receivables due from affiliated companies	14	29	25
Other long-term financial fixed assets	15	109	97

Total financial fixed assets		138	122

Total fixed assets		2,386	2,720

Current assets
Inventories	16	30	35

Accounts receivables	17	310	334
Other current receivables		100	37
Accrued income and prepaid expenses	18	238	178

Total receivables, accrued income and prepaids		648	549

Cash and bank balances	19	346	199

Total current assets		1,024	783

TOTAL ASSETS	2,3	3,410	3,503

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK, except share and per share amounts)

	Note	February 29, 2004	February 28, 2003
SHAREHOLDER'S EQUITY (DEFICIT) AND LIABILITIES
Shareholder's equity (deficit)	26
Restricted
Share capital (5,000 shares at par value SEK 100)		1	1
Restricted reserves		—	27

Total restricted equity		1	28

Non-restricted equity (deficit)
Retained earnings		78	394
Net loss for the year	27	(409)	(344)

Total non-restricted equity (deficit)		(331)	50

Total shareholder's equity (deficit)		(330)	78

Liabilities
Provisions
Provisions for pensions and similar commitments	20	60	69
Other provisions	25	86	46
Deferred income tax liability	11	—	56

Total provisions		146	171

Non-current liabilities
Liabilities to credit institutions	21	—	837
Notes payable	21	2,673	1,460
Other long-term debt	21	16	21

Total non-current liabilities		2,689	2,318

Current liabilities
Short-term portion of long-term liabilities	21	7	145
Accounts payable		292	244
Other current liabilities	23	159	104
Accrued expenses and deferred income	22	447	443

Total current liabilities		905	936

TOTAL SHAREHOLDER'S EQUITY AND LIABILTIES		3,410	3,503

PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	24	2,238	2,847

Contingent liabilities	24	670	693

TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		2,908	3,540

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY (DEFICIT)

(all amounts in millions of SEK)

	Share capital	Restricted equity	Non-restricted equity	Total shareholder's equity (deficit)
Balance, March 1, 2001 (restated, see Note 1)	1	—	703	704
Translation adjustments	—	—	4	4
Net loss for the year (restated, see Note 1)	—	—	(286)	(286)

Balance, February 28, 2002 (restated, see Note 1)	1	—	421	422

Transfer between restricted and non-restricted equity	—	27	(27)	—
Net loss for the year	—	—	(344)	(344)

Balance, February 28, 2003	1	27	50	78

Transfer between restricted and non-restricted equity	—	(27)	27	—
Translation adjustments	—	—	1	1
Net loss for the year	—	—	(409)	(409)

Balance, February 29, 2004	1	—	(331)	(330)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(all amounts in millions of SEK)

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
			Restated (See Note 1)
Cash flows from operating activities
Loss after financial items	(463)	(427)	(364)
Depreciation and amortization	363	404	394
Amortization of deferred financing costs	41	8	14
Capital (gains) losses	1	4	(20)
Foreign currency exchange (gains) losses	23	6	(18)
Change in provision for loss-making contracts	40	15	4
Change in pension provision	(9)	1	(14)
Change in interest receivables	1	3	(4)
Change in interest payables	6	4	(8)
Income taxes refunded (paid)	0	2	(3)
Change in working capital
(Increase) decrease in inventory	5	(4)	(6)
(Increase) decrease in current receivables	(108)	(3)	72
Increase in current liabilities	107	2	48

Net cash flows provided by operating activities	7	15	95

Cash flows from investing activities
Investments in buildings and land, vehicles, equipment, tools, fixtures and fittings	(32)	(216)	(43)
Sales of buildings and land, vehicles, equipment, tools, fixtures and fittings	21	75	222
Sale of financial fixed assets	0	5	96

Net cash flows provided by (used in) investing activities	(11)	(136)	275

Cash flows from financing activities
Payment of finance lease obligation	(5)	(9)	—
Proceeds from borrowings	1,191	—	548
Repayment of long-term borrowings	(984)	(86)	(716)
Costs incurred in connection with debt refinancing	(49)	(4)	(26)

Net cash flows provided by (used in) financing activities	153	(99)	(194)

NET INCREASE (DECREASE) IN CASH AND BANK BALANCES	149	(220)	176
CASH AND BANK BALANCES AT THE BEGINNING OF THE YEAR	199	422	241
Translation difference on cash and bank balances held in foreign currencies	(2)	(3)	5

CASH AND BANK BALANCES AT THE END OF THE YEAR	346	199	422

The accompanying notes are an integral part of these consolidated financial statements.

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

Accounting Changes

        A number of new recommendations from the Swedish Accounting Financial Accounting Standards Board ("Redovisningsrådet") have become effective during the year ended February 29, 2004:

  •
  RR 2:02 Inventory

  •
  RR 22 Presentation of financial statements

  •
  RR 24 Investment properties

  •
  RR 25 Segment reporting

  •
  RR 26 Events after the balance sheet date

  •
  RR 27 Financial instruments (Disclosure and Presentation)

  •
  RR 28 Accounting for government grants

        Concordia has implemented the new accounting standards if they have been applicable. None of the new accounting standards have resulted in changes for figures reported in previous fiscal years. Accounting principles are unchanged compared to the previous fiscal year, except for the new standards described above which did not have a significant impact on Concordia's financial position or results of operations during the year ended February 29, 2004.

        Starting from the year ending February 28, 2005, the recommendation issued by the Swedish Financial Accounting Standards Board RR 29, Employee Benefits, is to be applied. Based on an analysis of the current pension plans in the Concordia Bus Group, two plans have been identified as being a defined benefit plan. This plan may affect the accounting for the Concordia Bus Group for the year ending February 28, 2005.

        During the year ended February 28, 2003, Concordia adopted RR 16, Provisions and Contingent Liabilities, for Swedish GAAP. RR 16 was required to be adopted retroactively. Under RR 16, provisions for loss making contracts have been made on an individual basis for the contracts where contractual revenues do not cover the estimated costs without regard to other profitable contracts. Previously, the loss making contracts were valued under a portfolio method where losses in some contracts were offset by profits in other contracts which resulted in no provision being recorded for Swedish GAAP purposes. This change in accounting policy for Swedish GAAP did not have any impact on the amounts reported for U.S. GAAP.

        As required by Swedish GAAP, the accounting change was made retroactively through a restatement of the historical financial statements to the earliest period presented. The impact of the change in accounting policy, which has been reflected in the historical financial statements, was as follows (in millions of SEK, except net loss per share):

	Year ended February 28, 2002
	Previously reported	Restated
Consolidated Statement of Operations
Other external costs	(850)	(854)
Operating loss	(143)	(147)
Loss after financial items	(360)	(364)
Income tax benefit	77	78
Net loss	(283)	(286)
Net loss per share (SEK)	(56,571)	(57,171))

        The effect of the change in accounting policy on total shareholder's equity at March 1, 2001 was to decrease total shareholder's equity from SEK 772 million to SEK 704 million. The effect of the change in accounting policy on total shareholder's equity at February 28, 2002 was to decrease total shareholder's equity from SEK 444 million to SEK 442 million.

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

Translation of investments in foreign subsidiaries

        Concordia uses the current rate method to translate the financial statements of foreign subsidiaries, in accordance with the suggested recommendations of the Swedish Financial Accounting Standards Board ("Redovisningsrådet"). In applying this method, subsidiaries are reported as independent units with operations conducted in foreign currencies and in which the Company has a net investment. This means that the assets and liabilities of the foreign subsidiaries are translated at the exchange rate as of the Balance Sheet date. The Income Statements are translated at the average rate for the year.

Revenue recognition

        The majority of Concordia's revenues arise from contracts with local public transportation authorities having contract terms of 5-8 years ("CPTA contracts").

  •
  CPTA contracts generally provide Concordia with fixed fee revenue in return for the contracted bus services. Accordingly, all ticket revenues collected by Concordia on such contracts, referred to as gross agreements, are forwarded to the local public transportation authorities, and Concordia receives its fixed fees regardless of the number of passengers transported. Under some contracts, Concordia receives fees from the local transportation authority after providing services. Under other contracts, Concordia receives fees in advance of providing services. Regardless of the timing of receiving the fees from the local public transportation authorities, Concordia recognizes revenue on a straight-line basis over the period of the contract and, accordingly, accrues for earned fee revenue or defers unearned fee revenue as appropriate. Such fixed fees are generally subject to periodic adjustment for certain changes in costs incurred or cost indices. In recognizing the fee revenue over the period of the contract, Concordia records adjustments to the fee revenue during the contract period based on the agreed cost adjustment mechanism contained in the contracts.

  •
  Revenues earned by Concordia on certain other CPTA contracts, referred to as net agreements, are based on or consider the number of passengers transported. Revenues for these contracts are recognized on the date of travel by the passenger.

        Revenues from express bus services are derived from passenger ticket revenue received, and revenues from coach hire services are derived from the agreed price for hire of the buses. Concordia recognizes express bus service revenue and coach hire service revenue as services are provided. Express bus service revenues are recognized on the date of travel by the passenger. Coach hire service revenues are recognized on a straight-line basis over the period of hire.

        Revenue also includes rental income, sale of fuel and diesel and from engineering services. The revenue resulting from other operating activities is recognized when the product is delivered or the service is performed or, in terms of leasing revenues, on a straight-line basis over the term of lease.

        Where appropriate, revenue amounts are shown net of value-added taxes.

Income Taxes

        The total tax expense of the Concordia Bus Group consists of current and deferred taxes. Deferred tax primarily consists of estimated tax on changes in untaxed reserves for the year and unused portion of income tax loss carry forwards to the extent that these losses can be used in the near future for taxable reduction of future taxable income. The deferred income tax position is calculated using the enacted tax rate for each country respectively.

        In the consolidated income statement taxes are reported as if the group companies were separate taxable legal entities, in accordance with current taxation legislation for all periods reported.

Depreciation

        Depreciation and amortization is computed based on an asset's expected useful life and its depreciable amount. The depreciable amount is computed as the difference between cost of acquisition and the expected residual value of the asset at the end of its useful life. Depreciation is computed using a straight-line method based on the following percentages:

Goodwill	5–20%
Equipment, tools, fixtures and fittings	10–33%
Public Service Vehicles ("PSV")	7.15–33%
Buildings	3.33–5%
Land improvements	3.75–5%

        Goodwill pertaining to the acquisition of Ingenior M.O Schoyens Bilcentraler A/S is amortized over 20 years, which is based on the company's strong strategic position in the Norwegian marketplace and its well established brand in this market.

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

Receivables and payables

        Receivables and payables are recorded on an individual basis at the amounts, which is estimated to be received/paid.

Receivables and payables in foreign currencies

        Receivables and payables in foreign currencies are valued using the rate at the balance sheet date. Gains and losses on trade receivables and payables are reported under operating profit (loss). Gains and losses related to other receivables and payables are reported under financial income and expenses.

Inventories

        Inventory is valued at the lower of cost, using the first in first out method, and market value after provision for obsolescence.

Loss making contracts

        A significant portion of Concordia's revenues are derived from five- to eight-year contracts with municipalities to provide bus services in a particular area. Under the terms of the contracts, the revenues are generally indexed at a rate corresponding to a consumer price index or a net price index. Due to changes in circumstances and because costs have generally increased more quickly than revenues, such contracts may become loss making. Concordia records a provision for such loss making contracts at the lowest level for which there are separate identifiable cash flows. Losses are recognized in the period in which management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking into account direct and indirect costs related to the service provided under the contract including depreciation on the related buses which will be used to meet the service obligation. Provisions for loss making contracts have been made on an individual basis for contracts where contractual revenues do not cover the estimated costs without considering offsetting implications of other profitable contracts. The provision is calculated as the difference between the estimated costs to fulfil the contractual commitment and the contractual revenues.

Derivative contracts

        Currency derivatives (currency forwards and currency swaps) which have been entered into in order to secure the currency exposure in interest payable for issued debt are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives are recorded when the currency exchange rate differences on the underlying commercial flows are realised. Derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as a financial cost in the statement of operations.

        Interest rate derivatives (interest rate swaps) which have been entered into in order to obtain a fixed interest rate with the preferred maturity in the lease obligation are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives is recorded at the same time as the hedged item is recorded. Interest rate derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as a financial cost in the statement of operations.

        Diesel derivatives which have been entered into in order to obtain a more secure price level are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives are recorded at the same time as the hedged item is recorded. Diesel derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as an operating cost in the statement of operations.

Restructurings

        Concordia records provisions for restructurings and related activities only after the detailed formal plan for the restructuring has been formulated and either the implementation commences or the main features of the plan have been announced to those affected by it. Provisions for restructurings include only the direct expenditures arising from the restructuring, which are those that are both necessarily entailed by the restructuring and not associated with the continuing activities of the enterprise.

Leasing

        Leases are classified in the consolidated financial statements as either financial leases or operating leases. A finance lease transfers to the lessee the significant economic risks and rewards of ownership. If this is not the case, the lease is an operating lease. For each finance lease, a fixed asset is reported in the balance sheet and a corresponding lease obligation is recorded as a liability. In the statement of operations, the costs of financial leases are reported as depreciation and interest expense. Under operating leases no asset or liability is recorded in the balance sheet. In the statement of operations, the costs of operating leases are charged to the income statement on a straight-line basis.

Cash flow statement

        The cash flow statement is derived from the statement of income and other changes between the opening and closing balance sheets, eliminating the effect of currency translation differences. The cash and bank balances in the cash flow statement include securities, time deposits and other short-term deposits.

Retirement indemnities

        Various insurance companies manage Concordia's pension plans. In all of these plans, the pension liability corresponds to the pension obligation as determined by actuarial calculations. Pension plans for active personnel are funded under a multiemployer plan and through defined contribution plans. Pension programs for active personnel are funded through monthly payments of pension premiums. Provisions are made in the balance sheet for former personnel.

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

Segment information

        Concordia operates within three bus transportation markets which are Concordia's main reportable segments: contractual public bus transportation "CPTA", scheduled intercity bus services (express bus services); and coach hire services. In Norway and Finland the group operates within the contractual public bus transportation segment only.

        The contractual public bus transportation division operates throughout Sweden and in the major urban areas in Norway and Finland. The majority of revenues are generated from contractual agreements with municipalities whereby Concordia receives fixed revenues for providing the contracted services.

        Swebus Express conducts its business on certain routes all over Sweden. Revenues are derived from ticket sales to passengers. Coach hire services (Interbus) operate hire and excursion engagements, primarily in the three major cities in Sweden, Stockholm, Gothenburg and Malmö, but also in other bigger cities in the Nordic countries.

        The management and reporting of results of Concordia's operations is based upon the reportable segments rather than the legal structure. Concordia's operating decision-making group is the Board of Directors. Each segment is managed separately because each business requires specialized industry knowledge and strategies. The accounting policies for the reportable segments are the same as those used in the consolidated financial statements.

        Concordia evaluates performance based upon the operating profit or loss before tax of each reportable segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties at current market prices. Sales are attributed to geographical areas based on the location of the assets producing the revenue.

Note 2.    Primary segments—market type

        Revenue by segment:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
CPTA—Sweden	3,486	3,407	2,832
CPTA—Sweden, sales to other segments	37	51	27

Total CPTA—Sweden	3,523	3,458	2,859
CPTA—Norway	365	442	508
CPTA—Finland	391	394	374

Total CPTA	4,279	4,294	3,741
Express—express bus services	327	295	299
Interbus—coach hire services	110	127	143
Interbus—sales to other segments	27	26	18

Total bus operations	4,743	4,742	4,201
Other revenue and group eliminations	18	16	25

Total net revenue	4,761	4,758	4,226

        Operating profit (loss) by segment:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
CPTA—Sweden*	(81)	(52)	(31)
CPTA—Norway**	(11)	(36)	(28)
CPTA—Finland	(27)	(23)	(24)

Total CPTA	(119)	(113)	(83)

Express—express bus services	31	22	18
Interbus—coach hire services	2	4	9

Total Express and Interbus	33	26	27

Total bus operations	(86)	(87)	(56)
Gain of sale of fixed assets	—	—	20
Goodwill amortization***	—	—	—
Head office items and others	(69)	(85)	(111)

Total operating loss	(155)	(172)	(147)

*
In the year ended February 28, 2002, operating loss of SEK (11) million, restructuring and start-up costs of SEK (14) million are included.

**
In the year ended February 28, 2002, operating loss of SEK (5) million, restructuring costs of SEK (4) million are included.

***
In the year ended February 29, 2004, goodwill amortization of SEK 45 million has been allocated to CPTA Sweden (Swebus) of SEK 25 million, CPTA Norway (SBC) of SEK 14 million, CPTA Finland (Concordia Bus Finland) SEK 2 million, Express of SEK 3 million and Interbus of SEK 1 million.

  In the year ended February 28, 2003, goodwill amortization of SEK 44 million has been allocated to CPTA Sweden (Swebus) of SEK 25 million, CPTA Norway (SBC) of SEK 13 million, CPTA Finland (Concordia Bus Finland) SEK 2 million, Express of SEK 3 million and Interbus of SEK 1 million.

  In the year ended February 28, 2002, goodwill amortization of SEK 45 million has been allocated to CPTA Sweden (Swebus) of SEK 25 million, CPTA Finland (SBC) of SEK 14 million, CPTA Finland (Concordia Bus Finland) SEK 2 million, Express of SEK 3 million and Interbus of SEK 1 million.

        Identifiable assets by segment:

	February 29, 2004	February 28, 2003
CPTA—Sweden	2,313	2,502
CPTA—Norway	310	350
CPTA—Finland	264	293

Total CPTA	2,887	3,145

Express	203	202
Interbus	78	106

Subtotal Express and Interbus	281	308

Total bus operations	3,168	3,453
Corporate assets:
Goodwill*	—	—
Real estate	2	2
Head office assets and group eliminations	240	48

Total assets	3,410	3,503

*
In the year ended February 29, 2004, goodwill of SEK 721 million has been allocated to CPTA Sweden (Swebus) of SEK 409 million, CPTA Norway (SBC) of SEK 213 million, CPTA Finland (Concordia Bus Finland) of SEK 32 million, Express of SEK 48 million and Interbus of SEK 19 million.

  In the year ended February 28, 2003, goodwill of SEK 765 million has been allocated to CPTA Sweden (Swebus) of SEK 429 million, CPTA Norway (SBC) of SEK 232 million, CPTA Finland (Concordia Bus Finland) SEK 33 million, Express of SEK 51 million and Interbus of SEK 20 million.

        Identifiable liabilities by segment:

	February 29, 2004	February 28, 2003
CPTA—Sweden	653	583
CPTA—Norway	59	80
CPTA—Finland	84	74

Total CPTA	796	737

Express	41	33
Interbus	22	30

Total Express and Interbus	63	63

Total bus operations	859	800

Corporate assets:
Head office assets and group eliminations	2,881	2,625

Total liabilities	3,740	3,425

        Investments in intangible, tangible and financial fixed assets by segment:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Investments
CPTA—Sweden	19	202	25
CPTA—Norway	3	1	2
CPTA—Finland	0	0	0

Total CPTA	22	203	27

Express	1	1	1
Interbus	0	16	1

Total Express and Interbus	1	17	2

Total bus operations	23	220	29

Head office assets and group eliminations	58	(4)	14

Total investments in intangible, tangible and financial fixed assets	81	216	43

        Depreciation by segment:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
CPTA—Sweden	256	271	274
CPTA—Norway	29	37	24
CPTA—Finland	30	33	29

Total CPTA	315	341	327

Express	18	15	15
Interbus	10	12	14

Total Express and Interbus	28	27	29

Total bus operations	343	368	356

Buildings	0	0	0

Head office assets and group eliminations	20	36	38

Total depreciation	363	404	394

Note 3.    Secondary segments—marketing areas

        Revenue by country:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Sweden	3,986	3,902	3,345
Norway	379	457	508
Finland	396	399	373

Total revenue	4,761	4,758	4,226

        Assets by country:

	February 29, 2004	February 28, 2003
Sweden	2,836	2,891
Norway	310	352
Finland	264	260

Total assets	3,410	3,503

        Investments in intangible, tangible and financial fixed assets by country:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Sweden	78	215	42
Norway	3	1	1
Finland	0	0	0

Total investments in intangible, tangible and financial fixed assets	81	216	43

Note 4.    Net revenue

        Net revenue includes not only revenues from regular bus services, but also other sources of operating income primarily relating to rental income, sale of fuel and diesel and revenues from engineering services provided to external customers.

        The categories and amounts of net revenue were as follows:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Revenue by type
Revenue from regular bus services	4,663	4,665	4,138
Rent, external engineering and diesel revenues within CPTA Sweden	47	40	58
Other revenues	51	53	30

Total net revenue	4,761	4,758	4,226

Note 5.    Cost of services provided

        Cost of services provided comprises drivers' costs, depreciation of PSV and other direct costs as follows:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Drivers' costs	2,290	2,265	1,942
Depreciation of PSV and operating lease rentals on buses	676	676	536
Fuel, tires and other consumables	1,170	1,165	1,098

Total cost of services provided	4,136	4,106	3,576

Note 6.    Other external costs

        Included in other external costs were the following amounts paid to auditors:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Fees paid to auditors
Deloitte & Touche AB
Audit and audit related fees	5	4	—
Other services	—	—	—
Arthur Andersen AB
Audit and audit related fees	—	—	3
Other services	—	—	2

Total	5	4	5

        Audit and audit related fees represent the independent auditors' examination of the financial statements and quarterly reports. The audit and audit related fees also represents fees in conjunction with the auditor's examination of significant decisions, actions taken and circumstances of Concordia in order to be able to determine the possible liability to the Company of any Board Member or the Managing Director or whether they have in some other way acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. Audit and audit related fees also include professional services in connection with the offering of debt securities of Concordia. All other services provided are included in "other services".

        Also included in other external costs were the following items and amounts:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Operating lease rental expense	388	350	230
Restructuring costs	—	—	17

        For the years ended February 29, 2004, February 28, 2003 and February 28, 2002, Concordia Bus had 1,317, 1,156, and 784 buses, respectively, under operational leasing contracts. The acquisition cost for these buses amounts to SEK 1,952 for the year ended February 29, 2004, 1,849 for the year ended February 28, 2003 and 1,356 for the year ended February 28, 2002. Concordia also has properties under operational leasing contracts in which it conducts business.

        Future lease payments for rentals due calculated at net present value are as follows:

	February 29, 2004	February 28, 2003
Net present value of future lease payments Vehicles	905	945
Real estate and other	52	58

Total	957	1,003

        Total future minimum lease payments discounted for each of the periods are as follows:

	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
Vehicles	905	289	546	70	0
Real estate and other	52	6	22	17	7

Total	957	295	568	87	7

        The following is a schedule by years of future minimum gross rental payments required under operating leases as of February 29, 2004.

Year Ending:
February 28, 2005	421
February 28, 2006	375
February 28, 2007	259
February 29, 2008	162
February 28, 2009	77
Later years	26

Total	1,320

Note 7.    Personnel costs and other related information

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
AVERAGE NUMBER OF EMPLOYEES
Total company of which	7,512	7,484	6,924

Men	6,467	6,603	6,055
Women	1,045	881	869
Finland of which	750	759	745

Men	723	722	704
Women	27	37	41
Norway of which	580	775	795

Men	531	728	732
Women	49	47	63
Sweden of which	6,182	5,950	5,384

Men	5,213	5,153	4,619
Women	969	797	765
SALARIES AND OTHER REMUNERATIONS
Board of Directors and President*	5	4	2
Other employees in Sweden	1,476	1,454	1,254

	1,481	1,458	1,256
Subsidiaries abroad
Finland, Board of Directors and President	1	1	1
Finland, other employees	197	195	225
Norway, Board of Directors and President	2	1	1
Norway, other employees	183	204	251

TOTAL	1,864	1,859	1,734

Employer's contribution for national social security purposes	708	700	538
Of which pension costs to other employees	161	132	69
Of which pension costs to Board of Directors and President	2	5	3

*
Numbers for the group represent Board of Directors and presidents in all Swedish subsidiaries. Remunerations to the president of Concordia Bus Nordic AB are paid out by Concordia Bus Management AS and are included as corporate costs charged to Concordia Bus Nordic AB, and therefore not included in the above table as personnel costs.

Other information regarding personnel

	February 29, 2004		February 28, 2003
	Number	Thereof men	Number	Thereof men
Board members and senior management
Members of the board	13	100%	13	100%
Managing directors and other senior management	21	90%	21	90%

Note 8.    Depreciation and amortization expense

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Goodwill	45	44	45
Buildings and land	—	—	5
Equipment, tools, fixtures and fittings	20	23	28
Vehicles	298	337	316

Total	363	404	394

Note 9.    Interest income

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Interest income from affiliated companies	—	3	—
Other interest income	6	7	5

Total	6	10	5

        Of the total interest income above, SEK 1, SEK 13, and SEK 7 has been received during the years ended February 28, 2002, February 28, 2003, and February 29, 2004, respectively.

Note 10.    Interest expense and other similar items

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Interest expense for loans from credit institutions	(70)	(73)	(105)
Interest expense for notes payable	(172)	(161)	(103)
Amortization of capitalized financing costs	(18)	(17)	(17)
Write-off of capitalized financing costs for early repayment of debt	(24)	—	—
Other interest costs	(7)	(11)	—
Exchange rate gain (loss)	(23)	(3)	3

Total	(314)	(265)	(222)

        Of the total interest expense above, SEK (230), SEK (261) and SEK (308) and has been paid during the years ended February 28, 2002, February 28, 2003, and February 29, 2004, respectively.

Note 11.    Income taxes

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Taxes refunded	0	2	6
Deferred income tax benefit	54	81	72

Total income tax benefit	54	83	78

        The Swedish, Norwegian and Finnish corporate income tax rate is 28%. The income tax expense or benefit is estimated on the basis of the net income (loss) reported, plus non-deductible expenses and other tax adjustments.

        The components of the deferred income tax assets and liabilities were as follows:

	February 29, 2004	February 28, 2003
Deferred income tax liabilities:
Accelerated depreciation for tax purposes	28	96
Other	—	2
Deferred income tax assets:
Income tax loss carryforward	(76)	(59)
Provision for loss contracts	(22)	(13)
Other	(5)	(1)
Valuation allowance against income tax loss carryforwards	75	31

Total deferred income tax liability	0	56

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Difference between statutory income tax rate and effective rate of income tax benefit
Tax according to statutory rate, 28%	28%	28%	28%
Non-deductible goodwill amortization	(3%)	(3%)	(3%)
Changes in valuation allowance regarding income tax loss carryforwards	(13%)	(6%)	(4%)

Effective income tax rate	12%	19%	21%

        The income tax rates in Sweden, Norway and Finland are 28%. The taxes are based on the loss before tax with adjustments for non deductible/non-taxable revenues/costs. Concordia Bus Nordic Holding AB had unrecorded accumulated tax loss carry forwards amounting to SEK 75 and SEK 22 at February 28, 2003 and February 29, 2004, respectively. The losses can only be used in the countries where they arise and in Sweden they can be used forever. The indirect subsidiary Concordia Bus Finland Oy Ab has accumulated tax loss carry forwards of SEK 28 of which SEK 10 can be used until 2011, SEK 4 until 2012 and SEK 14 until 2013. The indirect subsidiary Ingenior M.O. Schoyens Bilcentraler AS has accumulated tax loss carry forwards of SEK 5 of which all can be used until 2012.

Note 12.    Intangible assets

	Year ended February 29, 2004	Year ended February 28, 2003
Goodwill
Acquisition cost
Beginning balance	940	940

Ending balance	940	940

Accumulated amortization
Beginning balance	(175)	(131)
Translation difference	1	—
Amortization	(45)	(44)

Ending balance	(219)	(175)

Net book value, ending balance	721	765

Note 13.    Tangible assets

	Year ended February 29, 2004	Year ended February 28, 2003
Buildings and land
Acquisition cost
Beginning balance	3	3
Purchases	1	1
Sales/disposals	(1)	(1)

Ending balance	3	3

Accumulated depreciation
Beginning balance	(1)	(2)
Sales/disposals	—	1
Depreciation	0	—
Ending balance	(1)	(1)

Net book value, ending balance	2	2

Tax assessment value	—	—

	Year ended February 29, 2004	Year ended February 28, 2003
Equipment, tools, fixtures and fittings
Acquisition cost
Beginning balance	232	222
Purchases	16	17
Sales/disposals	(1)	(7)
Other	(2)	—

Ending balance	245	232

Accumulated depreciation
Beginning balance	(194)	(178)
Sales/disposals	1	7
Depreciation	(20)	(23)
Other	2	—

Ending balance	(211)	(194)

Net book value, ending balance	34	38

	Year ended February 29, 2004	Year ended February 28, 2003
Vehicles
Acquisition cost
Beginning balance	3,707	3,713
Purchases and finance leases	15	235
Sales/disposals	(183)	(243)
Other	(13)	2

Ending balance	3,526	3,707

Accumulated depreciation
Beginning balance	(1,914)	(1,742)
Sales/disposals	168	165
Depreciation	(298)	(337)
Other	9	—

Ending balance	(2,035)	(1,914)

Net book value, ending balance	1,491	1,793

        Included as purchases during the year ended February 28, 2003, are SEK 37 and during the year ended February 29, 2004 are SEK 0.8, of additions that have been financed under financial lease arrangements.

Note 14.    Receivables due from affiliates

	Year ended February 29, 2004	Year ended February 28, 2003
Beginning balance	25	23
Changes during the year	4	2

Ending balance	29	25

Note 15.    Other long-term investments

	February 29, 2004	February 28, 2003
Investments	5	5
Operating lease deposit	5	—
Capitalized financing costs	99	92

Total	109	97

	February 29, 2004	February 28, 2003
Investments
Co-operative real estate	5	5

Total	5	5

	Year ended February 29, 2004	Year ended February 28, 2003
Acquisition cost
Beginning balance	5	5

Ending balance	5	5

        Investments comprise shares and participations in various cooperative companies. None of the participations exceed 20% ownership.

	Year ended February 29, 2004	Year ended February 28, 2003
Operating lease deposit
Acquisition cost
Beginning balance	—	—
Increase during the year	5	—

Ending balance	5	—

	Year ended February 29, 2004	Year ended February 28, 2003
Capitalized financing costs
Acquisition cost
Beginning balance	139	135
Write-off for early repayment of debt	(53)	—
Costs incurred in connection with refinancing	49	4

Ending balance	135	139

Accumulated depreciation
Beginning balance	(47)	(29)
Write-off for early repayment of debt	29	—
Depreciation	(18)	(18)

Ending balance	(36)	(47)

Net book value, ending balance	99	92

        Capitalized financing costs refer to costs incurred in connection with the raising of new loans. These assets are amortized over the life of the loans.

Note 16.    Inventories

	Year ended February 29, 2004	Year ended February 28, 2003
Finished goods	30	35

        Finished goods are primarily comprised of fuel and spare-parts.

Note 17. Accounts receivables

	February 29, 2004	February 28, 2003
Accounts receivables	318	337
Allowance for bad debts	(8)	(3)

Total	310	334

        The allowance for bad debts has changed as follows:

Balance March 1, 2001	(1)
Write-offs	—
Provision for the year	(4)

Balance February 28, 2002	(5)
Write-offs	2
Provision for the year	—

Balance February 28, 2003	(3)
Write-offs	—
Provision for the year	(5)

Balance February 29, 2004	(8)

Note 18.    Accrued income and prepaid expenses

	February 29, 2004	February 28, 2003
Accrued income—CPTA	156	99
Other prepaid expenses and accrued income	82	79

Total	238	178

Note 19.    Cash and bank balances

	February 29, 2004	February 28, 2003
Cash and bank balances	292	199
Restricted cash*	54	—

Total	346	199

*
Restricted cash consists of refundable deposits in relation to guarantees made by a bank as security for the pension liability and commitments for three traffic contracts in Oslo, Norway.

Note 20.    Provisions for pensions and other commitments

	Year ended February 29, 2004	Year ended February 28, 2003
Beginning balance	69	68
Change in provision	(9)	1

Ending balance	60	69

        The Concordia Bus Group funds pension obligations based on the advice of external actuarial calculations and makes payments to a segregated fund managed by a specialist financial institution. Independent actuarial valuations are made on an annual basis. Pension costs are charged to the profit and loss account on an accrual basis on the advice of external actuaries.

        The liability for pension obligations of certain retired employees, who were employed during a period when Concordia did not operate a company pension plan, is carried in the balance sheet. All pensions paid to such employees are charged against the provision. An independent actuarial valuation of the liability is conducted on an annual basis and any increase or decrease in the provision required is reflected in the statement of operations.

Note 21.    Long-term liabilities for notes payable and capital lease obligations

        Amounts outstanding under Concordia's senior debt facilities, senior subordinated notes, senior secured notes and finance leases were as follows:

	February 29, 2004	February 28, 2003
Senior Debt Facilities	—	975
Senior Secured Notes 9.125%	1,198	—
Senior Subordinated Notes 11%	1,475	1,460

Total borrowings before finance lease obligations	2,673	2,435
Finance lease obligations	23	28

Total borrowings	2,696	2,463
Less current maturities	(7)	(145)

Total	2,689	2,318

Senior Secured Notes

        Long-term liabilities include Euro 130 million of senior secured notes of Concordia Bus Nordic AB (publ), a wholly-owned subsidiary. The notes have a fixed annual interest rate of 9.125%, which is paid semi-annually (February 1 and August 1). The bonds mature in August 2009 and were issued in January 2004 to repay Concordia's senior debt facilities prior to maturity.

        As a consequence of the Euro 130 million of notes, Concordia Bus Nordic AB (publ) and its subsidiaries are obligated to follow certain financial restrictions which limit entering financial lease agreements or sale and lease back agreements, making certain kinds of investments, disposing of assets and paying dividends to Concordia Bus (publ) except in instances to enable such Concordia Bus (publ) to fulfill its own debt service obligations.

        The legal issuer of the senior secured notes, Concordia Bus Nordic AB (publ), is a 100% owned subsidiary of Concordia Bus Nordic Holding AB, which is wholly owned by Concordia Bus AB (publ). Concordia Bus Nordic Holding AB has fully and unconditionally guaranteed the payment of the notes. Concordia Bus Nordic AB (publ) is the company owning 100% of the shares in the operating subsidiaries of the Concordia Bus Group. Concordia Bus Nordic AB (publ) has no independent assets or operations. All subsidiaries of Concordia Bus Nordic AB (publ), other than minor dormant subsidiaries, have also fully and unconditionally guaranteed the payment of the notes. The guarantees of the subsidiaries and of Concordia Bus Nordic Holding AB are joint and several. As described in more detail in Note 24, the subsidiaries have also given pledges of certain collateral (both specific and floating charge certificates) as security for the senior secured notes.

  Swedish Subsidiary Guarantees and Collateral

        Enforcement of the senior secured note guarantees and collateral may, in whole or in part, be limited to the extent that the undertaking by each respective subsidiary is deemed to be in conflict with the corporate interest of the respective subsidiary. The corporate interest shall be determined on the basis of whether the undertaking was made for business reasons so as to involve corporate benefit for the subsidiary and whether the guaranteed party is solvent for repayment of the secured amount at the time of providing the security. The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or part thereof, would violate the Swedish Companies Act to the extent that it would result in a payment exceeding the distributable profit of the respective subsidiary at the time of providing the security. Upon such violation, the note guarantees and collateral would be invalid and any payments made there under would be subject to recovery at least to the extent they violate the above mentioned rules on corporate interest.

  Finnish Subsidiary Guarantee and Collateral

        The granting of guarantees and security is restricted under the Finnish Companies Act. Enforcement of the senior secured note Guarantees and Collateral issued or granted by Concordia Finland may, in whole or in part, be limited to the extent that the undertaking by such subsidiary is deemed to be in conflict with the limitations set out in the Finnish Companies Act, including the corporate interest of Concordia Finland. The determination shall be made, inter alia, on the basis of whether the undertaking was made for reasons so as to involve corporate benefit for (and be justified with grounds relating to the operations of) Concordia Finland and whether the guaranteed party is solvent for repayment of the guaranteed amount during the term of the undertaking. The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or a part thereof, would violate the Finnish Companies Act. Any such violation would render the note guarantees and collateral invalid and any payments made there under would be subject to recovery at least to the extent that they violate the Finnish Companies Act.

  Norwegian Subsidiary Guarantee and Collateral

        The issuance of the senior secured note guarantee and the granting of the relevant security by the Norwegian subsidiary may be invalid under Norwegian law if such issuance and granting are not motivated by a legitimate business reason or corporate benefit for that subsidiary. In determining the sufficiency of the business reason or corporate benefit, a Norwegian court will consider whether or not the granting of the guarantee or security supported the object and the operations of that subsidiary. We have been advised by Norwegian counsel that they believe sufficient corporate benefit exists with respect to the note guarantee and collateral granted by the Norwegian subsidiary. However, there can be no certainty as to the sufficiency of the corporate benefit.

Senior Subordinated Notes

        Concordia has Euro 160 million of senior subordinated notes, which will mature on February 15, 2010. Interest, accruing at a rate of 11% per annum, is payable on February 15 and August 15 of each year until maturity. As of February 28, 2004, Concordia was in compliance with the covenants of the senior subordinated notes which, among other things, impose limitations (subject to certain exceptions) on Concordia with respect to, inter alia, the payment of dividends or other distributions on capital, the purchase, redemption, or the acquisition or retiring for value of share capital or any warrants, options or other rights for share capital, the incurrence, repayment or otherwise acquisition of or retirement for value of certain indebtedness, sales of assets, sales and leasebacks by Concordia or its subsidiaries and various matters in respect of the conduct of our business, including the merger or sale of all or substantially all of our assets. Any default on the senior secured notes causes Concordia to be in default on the senior subordinated notes.

Borrowings are repayable as follows:

	February 29, 2004	February 28, 2003
On demand or within 1 year	7	145
Within 1–2 years	6	269
Within 2–3 years	4	302
Within 3–4 years	4	287
Within 4–5 years	1	—
Within 5–6 years	1,199	—
Over 6 years	1,475	1,460

Total borrowings	2,696	2,463
Less current maturities	(7)	(145)

Long-term portion of borrowings	2,689	2,318

        Current maturities refer to repayment of finance lease obligation at February 29, 2004. Current maturities at February 28, 2003 included repayment of finance lease obligation of SEK 7 and repayment of instalments of the senior debt facilities of SEK 138.

	February 29, 2004	February 28, 2003
Financial lease obligations
Payable within 2–5 years	15	19
Payable after five years	1	2

Total long-term	16	21
Short-term portion	7	7

Total	23	28

        During the financial year ended February 29, 2004, Concordia has entered into financial lease arrangements regarding three buses for the traffic in Västerås and Hässleholm. The duration of two of the agreements is 12 months and 36 months for the third. The lease cost is based on the depreciation according to an annuity method and a floating rate of interest.

        The following is a schedule by years of future minimum gross lease payments under finance leases together with the present value of the net minimum lease payments as of February 29, 2004:

Year ending
February 28, 2005	8
February 28, 2006	7
February 28, 2007	4
February 29, 2008	4
February 28, 2009	2
Later years	1

Total minimum gross lease payments	26
Less: Amount representing interest	(3)

Present value of minimum lease payments	23

	SEK Equivalent	Weighted-average floating interest rate
Currency
Euro	2,673	10.16%
Swedish krona	23	4.21%

Total borrowings including finance lease obligations	2,696

Note 22.    Accrued expenses and deferred income

	February 29, 2004	February 28, 2003
Deferred income—CPTA	278	83
Accrued employee costs (payroll, social charges, etc.)	18	251
Accrued interest expenses	90	12
Other accrued expenses	61	97

Total	447	443

Note 23.    Other current liabilities

	February 29, 2004	February 28, 2003
Employee—withholding taxes	58	58
Other short-term liabilities	101	46

Total	159	104

Note 24.    Pledged assets and contingent liabilities

	February 29, 2004	February 28, 2003
Pledged shares and contingent liabilities for senior secured notes
Pledged shares in subsidiaries(a)	709	—
Other pledged assets(c)	1,351	—
Floating charge certificates(b)	119	—
Pledged shares and contingent liabilities for syndicated bank facility
Pledged shares in subsidiaries(a)	—	973
Other pledged assets(c)	—	1,757
Floating charge certificates(b)	—	117
Other pledged shares and contingent liabilities
Conditional shareholder contribution(d)	648	648
Other pledged assets(c)	59	—
Guarantees and other contingent liabilities(e)	22	45

Total	2,908	3,540

        Additionally to the table above Concordia Bus AB is a guarantor of Swebus AB's traffic obligation towards SL.

(a)
The following securities exist as of February 29, 2004:

  The company has pledged the shares of Concordia Bus Nordic Holding AB;

  Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

  Concordia Bus Nordic AB has pledged the shares of
  Swebus Fastigheter AB,
  Swebus AB,
  Concordia Bus Finland Oy AB,
  Swebus Bus Co AB,
  Ingeniør M.O. Schøyens Bilcentraler A/S;

  Swebus Fastigheter AB has pledged the shares of
  Alpus AB,
  Enköping-Bålsta Fastighetsbolag AB, and
  Malmfältens Omnibus AB;

  The following shares (at unconsolidated carrying values) have been pledged for existing long-term liabilities:

	February 29, 2004	February 28, 2003
Concordia Bus Nordic AB	44	66
Shares in Swebus Fastigheter AB	26	3
Shares in Swebus AB	253	275
Shares in Swebus Express AB	15	15
Shares in Interbus AB	20	17
Shares in Concordia Bus Finland Oy Ab	34	47
Shares in Swebus Busco AB	68	244
Shares in Ingenior M.O. Schoyens Bilcentraler AS	249	277
Dormant companies	—	29

Total	709	973

(b)
Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 0.6 million;

  Enköping-Bålsta Fastighetsbolag AB has granted pledge over floating charge certificates in aggregate amount of SEK 2.4 million;

  Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2.5 million;

  Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of € 1.2 million

  Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100 million

  Gävle Trafik AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2.4 million

(c)
In January 2004, a refinancing of the Concordia Bus Group's existing credit facilities was completed through the issuance of EUR 130 million of senior secured notes. The proceeds received when issuing the senior secured notes was used to repay existing credit facilities. In connection with the refinancing, Concordia wrote off SEK 24 million of unamortized capitalized financing costs and extinguished the related euro interest rate derivatives at a cost of SEK 14 million.

  As security for the senior secured bonds, Concordia has pledged the shares in the operating subsidiaries, the foreign subsidiaries and the real-estate companies, the buses owned by Swebus Busco AB and Ingenior M.O. Schoyens Bilcentraler AS ("SBC"), the operating receivables and fixed assets of SBC, and two internal loans to Swebus Busco AB and Swebus AB amounting to EUR 87 million and EUR 22 million. The subsidiaries have pledged floating charge certificates amounting to SEK 119 million and have given guarantees relating to the bonds. See Note 21 regarding certain limitations on the enforcement of such guarantees and collateral pledges.

(d)
Concordia is obligated to repay the shareholder contribution if Concordia is able to and is asked to do so by the shareholder.

(e)
Guarantees and other contingent liabilities of SEK 22 million represent a guarantee given by Concordia Bus Finland Oy AB to Nordea Pankki Suomi Oyj. The guarantee was initially given to Nordea by Vanhakylän Linja Oy in 1992 and 1993. Vanhakylän Linja Oy has subsequently been merged into Concordia Bus Finland Oy AB.

  The guarantee represents a security for the loans of inter alia West-Bus Oy. The guarantees (floating charges and surety ship) were released by Nordea on March 31, 1994 in connection with the acquisition by Concordia. Concordia will have to pay under the guarantee, if it is concluded that the release of the guarantee in 1994 was not valid. No provision has been recorded in relation to this guarantee as Concordia does not deem it probable that amounts will be paid under the guarantee.

Note 25.    Other provisions

	Year ended February 29, 2004	Year ended February 28, 2003
Provisions for loss-making contracts
Beginning balance	46	31
Change in provision during the year	34	15

Ending balance	80	46

        Provisions for loss making contracts have been made on an individual basis for the contracts where contractual revenues do not cover the estimated costs. The provision is calculated as the difference between the estimated costs to fulfil the contractual commitment and the contractual revenues.

	Year ended February 29, 2004	Year ended February 28, 2003
Restructuring costs
Beginning balance	—	—
Change in provision during the year	6	—

Ending balance	6	—

        Restructuring costs are primarily for employee termination benefits relating to the Gothenburg, Sweden depots to be discontinued.

Note 26.    Changes in shareholder's equity (thousands of SEK)

	Share capital	Restricted equity	Non-restricted equity	Total
Balance March 1, 2001 (Restated, see Note 1)	500	—	703,460	703,960
Translation adjustments	—	—	4,191	4,191
Net loss (Restated, see Note 1)	—	—	(285,855)	(285,855)

Balance February 28, 2002 (Restated, see Note 1)	500	—	421,796	422,296

Translation adjustments	—	—	(135)	(135)
Transfers between restricted and non-restricted equity	—	27,461	(27,761)	—
Net loss	—	—	(343,901)	(343,901)

Balance February 28, 2003	500	27,461	50,299	78,260

Translation adjustments	—	—	159	159
Transfers between restricted and non-restricted equity	—	(27,461)	27,761	—
Net loss	—	—	(408,603)	(408,603)

Balance February 29, 2004	500	—	(330,684)	(330,184)

        Restricted equity refers to equity, which according to the Swedish Companies Act is not distributable. Annual transfers between restricted and unrestricted equity represent annual changes in the equity and relate mainly to annual changes in statutory untaxed reserves of individual companies within the Concordia Bus Group.

Note 27.    Net loss per share

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Shares issued and outstanding	5,000	5,000	5,000
Net loss (millions of SEK)	(409)	(344)	(286)

Net loss per share (SEK)	(81,721)	(68,780)	(57,171)

        Net loss per share is computed by dividing net loss by the weighted-average number of shares outstanding during the year. There were no dilutive securities outstanding during the years presented and the number of shares has been unchanged.

Note 28.    Financial risk management and financial derivatives

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

  •
  Interest rates on debt;

  •
  Credit- and counterparty-risk;

  •
  Foreign exchange rates;

  •
  Fuel prices; and

  •
  Inflation.

        Risk management is conducted centrally in accordance with the finance policy adopted by the board. The Concordia Bus Group uses derivatives as part of its financial risk management in order to limit the foreign exchange, interest rate and diesel price exposure.

Interest Rates Risk

        Interest rate risk refers to the risk that changes in the market rate of interest adversely affects Concordia's interest cost. How fast a change in the interest rate will influence the net interest depends on the borrowings fixed interest term.

        Concordia is mainly exposed to interest rate risk in its operational leases which are based on among other things a floating market interest rate. To reduce the interest exposure in the lease portfolio, Concordia has entered into interest rate derivatives which hedges the interest for a portion of the lease commitment. The outstanding interest rate derivatives have notional amounts totalling SEK 237.5 million at February 29 2004. In addition there are interest rate derivatives having a total notional amount of SEK 100 million which will come into effect after February 29, 2004. All interest rate derivatives mature in 2005.

        Based on the nominal value of the operational lease commitment at February 29, 2004, of SEK 1,320 million, a one basis point change in interest rates would increase lease charges by approximately SEK 13.2 million per annum. The calculation includes the effects of outstanding interest rate derivatives.

Credit- and counterparty-risk

        Concordia's financial transactions lead to credit risks towards financial counterparties. Concordia's financial policy states that credit risk shall be reduced through only accepting counterparties with high credit rating and through fixed credit limits. On February 29, 2004, the total counterparty exposure in derivatives with an unrealized gain amounted to SEK 2.2 million. The calculation is based on the market value of the group derivatives on February 29, 2004 where derivatives with negative market values has been excluded.

        Commercial credit risks are limited through a diversified customer base with high credit ratings. A provision has been booked for accounts receivables, which have been estimated to be doubtful of collection.

Foreign Exchange Risk

        Foreign exchange risk arises through cash flows in foreign currency (transaction exposure) and through the recalculation of the foreign subsidiaries' balance sheets and statements of operations to Swedish kronor (translation difference exposure).

        Transaction exposure—The Concordia Bus Group is exposed to foreign exchange differences relating to the EUR 130 million senior secured notes, which are issued in euro. To limit the transaction risk, which arises from the interest rate payments on the notes, Concordia has entered into currency derivatives having a notional amount of EUR 160 million. Concordia is currently undertaking a review of their interest rate foreign exchange. Under the syndicated facilities Concordia was required to hedge 50% of the senior interest payments for the next three years. Concordia has hedges in place for 30% of the total interest payable during the financial year ending February 28, 2005.

        Based on Concordia Bus Nordic's interest payments of EUR 11.9 million for the 12-month period beginning March 1, 2004, the interest cost would increase by SEK 10.9 million if the Swedish currency would depreciate 10 percent against the euro compared to the rate of exchange at February 29, 2004. The calculation includes the outstanding currency derivatives.

        The group is also exposed to foreign exchange rate changes through the purchase of diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. Concordia receives compensation for a portion of changes in diesel prices through revenue indexes in the contracts with the CPTA's. It is estimated that this index compensation reduces 43% of the exposure to diesel price changes. To further reduce the exposure, Concordia has entered into diesel derivatives in Swedish kronor and thereby hedged the foreign exchange rate risk for 17 percent of the consumption for the coming 12 months beginning March 1, 2004. Based on the budgeted diesel consumption, a 10 percent depreciation of the Swedish crown against the US dollar would increase the diesel costs by SEK 7.5 million for the coming financial year beginning March 1, 2004. The calculation includes the effects of outstanding diesel derivatives and the computed index compensation.

        Translation difference exposure—Concordia's exposure to translation differences has historically not been hedged.

Fuel Price Risk

        Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. Concordia receives compensation for a portion of changes in diesel prices through revenue indexes in the contracts with the CPTA's. It is estimated that this index compensation reduces 43% of the exposure to diesel price changes. To further reduce the exposure, Concordia has entered into diesel derivatives in Swedish kronor. The diesel derivatives are a combination of a diesel swap and a currency future. Approximately 17 percent of the consumption for the 12-month period beginning March 1, 2004 is hedged through these diesel derivatives.

        Based on the budgeted diesel consumption, an increase of one US dollar/litre would increase diesel costs by SEK 0.3 million for the 12-month period beginning March 1, 2004. The calculation includes the outstanding diesel derivatives and the computed index compensation.

Inflation

        Inflation had no material impact on our operations during the year ended February 29, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A one basis point increase in inflation would have a positive benefit of approximately SEK 6 million per annum when compared to the year ended February 28, 2003.

Note 29.    Fair value of financial instruments

        Outstanding interest rate swaps on February 29, 2004:

Group

	Notional amount	Fixed interest rate	Maturity date	Market value
	(SEK)			(KSEK)
Interest rate swap SEK	35,000,000	5.61%	January 19, 2005	(1,125)
Interest rate swap SEK	40,000,000	6.00%	June 19, 2005	0
Interest rate swap SEK	50,000,000	5.68%	May 19, 2005	(1,050)
Interest rate swap SEK	50,000,000	5.73%	July 19, 2005	(1,033)
Interest rate swap SEK	81,250,000	5.04%	May 19, 2004	(490)
Interest rate swap SEK	81,250,000	4.78%	July 19, 2004	(859)

				(4,557)

        The market value of these financial instruments has been expensed in the statement of operations since they do not qualify for hedging accounting.

        Outstanding foreign exchange options on February 29, 2004:

Group

	Amount	Strike rate	Maturity date	Market value
				(KSEK)
Purchased call option	€ 2,727,500	12.03	August 12, 2004	0
Issued put option	€ 2,727,500	8.50	August 12, 2004	(7)
Purchased call option	€ 1,650,000	10.17	August 12, 2004	2
Issued put option	€ 1,650,000	8.80	August 12, 2004	(35)
Purchased call option	€ 4,400,000	10.39	February 13, 2005	29
Issued put option	€ 4,400,000	8.80	February 13, 2005	(267)
Purchased call option	€ 4,400,000	10.92	August 10, 2005	22
Issued put option	€ 4,400,000	8.70	August 10, 2005	(308)
Purchased call option	€ 4,400,000	11.45	February 13, 2006	12
Issued put option	€ 4,400,000	8.83	February 13, 2006	(541)
Purchased call option	€ 4,400,000	10.78	August 10, 2006	132
Issued put option	€ 4,400,000	8.50	August 10, 2006	(312)

				(1,274)

Group

	Amount	Strike rate	Maturity date	Market value
				(KSEK)
Purchased forward agreement	$225,000	9.55	March 5, 2004	(481)
Purchased forward agreement	$222,500	9.57	March 5, 2004	(480)

				(961)

        Outstanding diesel swaps on February 29, 2004:

Group

	Secured volume	Fixed price	Maturity	Market value
	(ton)	(ton)		(KSEK)
Diesel swap	1,000	$225	February 29, 2004	381
Diesel swap	1,000	$223	February 29, 2004	399
Diesel swap	7,500	SEK 1,848	July 31, 2004	986
Diesel cap	7,000	SEK 1,848	February 28, 2005	477

				2,243

Note 30.    Going-concern matters

        Concordia Bus AB ("Concordia") is a holding company, with its primary assets being its investments in Concordia Bus Nordic Holding AB and its subsidiaries, which includes Concordia Bus Nordic AB (publ). Concordia Bus AB (publ) and Concordia Bus Nordic AB (publ) have significant interest bearing liabilities. As a result, Concordia Bus AB's and Concordia Bus Nordic AB's ability to service their existing debt (principal and interest) is dependent on the underlying businesses generating distributable earnings and sufficient cash flow. Furthermore, Concordia Bus AB's ability to service their existing debt is dependent on its ability to transfer profit from the underlying operating subsidiaries through Concordia Bus Nordic Holding AB to Concordia Bus AB. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year ended February 29, 2004 due to net losses, which furthermore limits Concordia's ability to receive dividends from subsidiaries.

        The consolidated statement of operations of Concordia demonstrates that earnings generated by the underlying businesses during the year ended February 29, 2004 were not sufficient to cover the costs of Concordia Bus AB. In addition, unrestricted reserves continue to decline as a result of the losses which would prohibit Concordia Bus Nordic and its subsidiaries from upstreaming cash in the form of dividend to serve Concordia Bus AB's obligations. The net borrowings due from Concordia Bus Nordic AB and its subsidiaries to Concordia Bus AB amounts to SEK 368 million as of February 29, 2004. Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as changes in the capital structures. We have started to see signs of significant improvements in compensation levels in new tenders with public transportation authorities.

        If the cost-cutting initiatives or other measures that management deem required are not successful and losses continue, the equity bases of the Concordia Bus Group may need to be restored and, if they are not able to comply with the covenants of the debt agreements, they may require waivers from their lenders or additional equity funding in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

        These financial statements have been prepared under the assumption that group will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that Concordia will remain in compliance with its debt covenants associated with its senior secured notes and senior subordinated notes. If Concordia were to be in breach of some of its debt covenants during the next 12-months and if the lenders so elected, a large portion of the long-term debt of SEK 2,673 million would become immediately due and payable.

Note 31.    Subsidiaries of Concordia

        Concordia Bus AB (publ) has the following wholly owned subsidiaries:

	Company's registration number	Number of shares	Ownership (%)
Operating companies
Concordia Bus Nordic Holding AB	556031-8569	300	100
Concordia Bus Nordic AB	556031-8569	160,000	100
—Interbus AB	556097-8990	5,000	100
—Swebus AB	556057-0128	3,000	100
—Swebus Busco AB	556583-0527	1,000	100
—Swebus Express AB	556358-3276	5,000	100
Foreign subsidiaries
—Concordia Bus Finland Oy AB	0505988-8	2,000	100
—Ingenior M.O. Schoyens Bilcentraler A/S	915768237	750	100
Real estate companies
—Swebus Fastigheter AB	556031-3354	10,000	100
—Subsidiaries to Swebus Fastigheter AB:
—Alpus AB	556011-6571	10,000	100
—Malmfältens Omnibus AB	556032-0359	960	100
—Enköping-Bõlsta Fastighetsbolag AB	556012-9388	1,500	100

Dormant companies
—Arlanda buss AB	556030-5335	1,000	100
—Billingens Trafik AB	556027-3137	14,000	100
—Enköping-Bõlsta Trafik AB	556410-2894	1,000	100
—Gävle Trafik AB	556031-1812	70,000	100
—Hälsinge Wasatrafik AB	556039-2622	1,550	100
—AB Härnösandsbuss	556029-8258	3,000	100
—Karlstadsbuss AB	556051-2039	3,000	100
—AB Kristinehamns Omnibusstrafik	556043-6445	9,000	100
—Saltsjöbuss AB	556210-1500	2,500	100
—Swebus Service AB	556041-6736	1,000	100
—Swebus Västerõs AB	556115-9988	5,100	100
—Tumlare Buss AB	556068-5975	1,010	100
—Wasabuss AB	556416-2419	1,000	100
—Wasatrafik AB	556048-9188	2,400	100
—AS Concordia Bus Baltic Holding*	10675176	40,000	100

*
AS Concordia Bus Baltic Holding was liquidated April 7, 2004.

Note 32.    Related party transactions

        Two of the supervisory board members of Concordia Bus BV, the ultimate parent company of Concordia Bus Nordic Holding AB, are appointed by Schoyen Gruppen A/S ("Schoyen Group") and two are appointed by Bus Holdings S.A.R.l, an affiliate of Goldman Sachs International. Each director may receive compensation for services in that capacity. Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia, and is a director of certain of Concordia's operating subsidiaries.

        In connection with Concordia Bus Nordic's issuance of the EUR 130 million senior secured notes in January 2004, Goldman Sachs International was engaged to provide assistance in the process of securing such offering. Their fees for such services were SEK 31 million.

        Under a lease arrangement between Schoyen Group and Ingenior M.O. Schoyens Bilcentraler A/S ("SBC"), Schoyen Group has leased depots and other real property to SBC, a subsidiary of Concordia, for a period of ten years ending in 2009. The rentals paid were SEK 13 million, SEK 15 million, and SEK 14 million for the years ended February 29, 2004, February 28, 2003, and February 28, 2002, respectively.

        Schoyen Prosjekt and Finans ASA, an affiliated company of Schoyen Group, was engaged to provide consulting services in relation to the acquisition by Concordia of Sporveiebussen AS, an operator of approximately 160 buses in Norway. The fees paid for their services were SEK 0.6 million, SEK 0.3 million for the years ended February 28, 2002 and 2003, respectively. In addition, during the year ended February 28, 2002 they were engaged in connection with securing the sale and leaseback of properties belonging to Swebus AB, a subsidiary of Concordia. For the year ended February 28, 2002, their fees for this service were SEK 2.4 million.

        In addition to being 18% owned by Schoyen Group, Schoyen Prosjekt and Finans ASA is 72% owned by Finans Forvaltning AS. Finans Forvaltning AS is 51% owned by Frode Larsen, 22.25% owned by Georg Kervel, and 4.5% owned by Harold Arnvaern, all of whom are members of the board of directors of Concordia Bus BV.

        Concordia Bus Management A/S, an affiliated company 100% owned by Concordia Bus BV, has provided management services to Concordia and its subsidiaries. A management fee has been charged to Concordia and their subsidiaries for these services amounting to SEK 25 million, SEK 23 million, and SEK 15 million for years ended February 29, 2002, February 28, 2003, and February 28, 2004, respectively.

Note 33.    Reconciliation to accounting principles generally accepted in the United States of America

        Accounting policies used by the Concordia Bus Group conform with accounting principles generally accepted in Sweden ("Swedish GAAP") which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Below is a description of these differences and a reconciliation of net loss, shareholder's equity (deficit) and cash flows to U.S. GAAP.

	Note	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Net loss under Swedish GAAP (See Note 1)		(409)	(344)	(286)
Adjustments:
Goodwill amortization	(a)	44	44	(4)
Pensions	(b)	2	1	(2)
Refund from defined contribution plan	(c)	—	—	53
Derivative financial instruments	(d)	26	(11)	(8)
Sale-leaseback of real estate	(e)	15	8	(11)
Lease classification	(f)	(6)	(8)	(4)
Restructuring	(g)	6	—	—
Tax effect of U.S. GAAP adjustments		(12)	9	(7)

Net loss under U.S. GAAP		(334)	(301)	(269)

Number of shares		5,000	5,000	5,000
Primary and diluted net loss per share under U.S. GAAP (SEK)		(66,895)	(60,180)	(53,728)

	Note	February 29, 2004	February 28, 2003
Shareholder's equity (deficit) under Swedish GAAP		(330)	78
Adjustments:
Goodwill amortization	(a)	81	37
Pensions	(b)	(5)	(7)
Refund from defined contribution plan	(c)	54	54
Derivative financial instruments	(d)	(0)	(26)
Sale-leaseback of real estate	(e)	(35)	(50)
Lease classification	(f)	(17)	(11)
Restructuring	(g)	6	—
Tax effect of U.S. GAAP adjustments		(1)	11

Shareholder's equity (deficit) under U.S. GAAP		(247)	86

        Under Swedish GAAP, Concordia's cash flow statements are presented in accordance with the Swedish Financial Accounting Standards Council's recommendation No. 7. These statements present substantially the same information as is required under U.S. Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," although the classification of certain items is different.

        A summary of Concordia's operating, investing and financing activities, classified in accordance with U.S. GAAP, utilizing the amounts shown in the Swedish GAAP cash flow statement, are as follows:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Cash flows provided by (used in) operating activities	19	11	95
Cash flows provided by (used in) investing activities	(11)	(136)	53
Cash flow provided by (used in) financing activities	141	(95)	28

Net increase/(decrease) in cash and bank balances	149	(220)	176

(a)   Goodwill amortization

        For Swedish GAAP, Concordia amortizes goodwill balances based on their estimated economic lives and assesses the balances for impairment whenever there is an indicator that the assets may be impaired. Effective March 1, 2002, Concordia adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," for U.S. GAAP purposes. SFAS No. 142 requires goodwill to no longer be amortized, but instead be tested for impairment upon adoption of SFAS No. 142, as well as on an annual basis, and more frequently if circumstances indicate a possible impairment. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized. Prior to adopting SFAS No. 142, for U.S. GAAP purposes, Concordia amortized goodwill balances over their estimated economic lives, not to exceed twenty years, and assessed the balances for impairment whenever events or changes in circumstances indicated that the carrying amounts may not be recoverable.

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

  Changes in the total carrying amount of goodwill for U.S. GAAP purposes were as follows during each of the years ended February 29/28:

	2004	2003	2002
Balance at March 1 for U.S. GAAP reporting purposes	856	856	905
Acquisitions	—	—	—
Amortization	—	—	(49)

Balance at February 29/28 for U.S. GAAP reporting purposes	856	856	856

        As required by SFAS No. 142, the results for periods prior to its adoption have not been restated. The following table reconciles the reported net loss and basic and diluted net loss per share, all in accordance with U.S. GAAP, to that which would have resulted if SFAS No. 142 had been adopted on March 1, 2001 (in SEK millions, except per share amounts):

	2004	2003	2002
Reported net loss in accordance with U.S. GAAP	(334)	(301)	(269)
Add: Goodwill amortization, net of tax of nil	—	—	49

Adjusted net loss in accordance with U.S. GAAP	(334)	(301)	(220)

	2004	2003	2002
Reported basic and diluted net loss per share in accordance with U.S. GAAP	(66,895)	(60,180)	(53,728)
Add: Goodwill amortization, net of tax of nil	—	—	9,800

Adjusted basic and diluted net loss per share accordance with U.S. GAAP	(66,895)	(60,180)	(44,720)

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

(b)   Pensions

        Both Swedish and U.S. GAAP have the same objective, which is the accrual for the projected cost of providing such pension benefits. There are certain differences with U.S. GAAP being more prescriptive, requiring the use of the projected unit credit method; whereas under Swedish GAAP, the accrued benefit obligation is calculated. Other areas of differences include the actuarial assumptions, the treatment of actuarial gains and losses and plan changes. Concordia has pension arrangements under two defined benefit plans for its employees in Norway and one defined benefit plan for retired employees in Sweden.

        Concordia's defined benefit pension plan for Swedish retirees is unfunded and has 617 plan participants at February 29, 2004.

        Prior to January 1, 2004, Concordia offered two defined benefit pension plans to employees in Norway. One of the plans was for employees who begin work with Concordia before the age of 58 years. Such plan is funded and has 670 plan participants at February 29, 2004. The plan assets are invested in a combination of equity securities, government guaranteed bonds, real estate and other high-grade long-term investments. The other plan was for employees who begin work at the age of 58 years or later. Such plan is not funded and includes 511 plan participants at February 29, 2004. Beginning January 1, 2004, the two defined benefit plans were closed to new enrollments. Instead, new employees must enroll in a defined contribution plan. The amounts computed in accordance with U.S. GAAP as shown below relate to the defined benefit pension plans described above:

	2004	2003
Change in benefit obligation:
Benefit obligation beginning of the year	196	191
Service cost	4	6
Interest cost	11	13
Actuarial (gains) losses	(1)	1
Benefits paid	(16)	(15)
Other	(2)	—

Benefit obligation end of the year	192	196

Change in plan assets:
Fair value of plan assets at the beginning of the year	116	112
Actual return on plan assets	7	8
Employer contributions	4	11
Benefits paid	(6)	(15)
Other	(5)	—

Fair value of plan assets at the end of the year	116	116

Funded status	(76)	(80)
Unrecognized net actuarial (gain) loss	14	9

Accrued benefit obligation	(62)	(71)

Components of net pension cost:
Service cost	4	6
Interest cost	11	13
Expected return on plan assets	(7)	(8)
Amortization of net actuarial (gain) loss	—	(1)
Social charges	—	1

Net pension cost	8	11

Weighted-average assumptions at year end:
Discount rates	5.5–7.0%	5.5–7.0%
Expected return on plan assets	6.0%	7.0%
Rate of compensation increases	3.0%	3.0%
Inflation rates	2.0%	2.0%

        A reconciliation of the above disclosures, which are combined for Concordia's three defined benefit plans, to the amounts recorded in the balance sheet is as follows:

	February 29, 2004	February 28, 2003
Norwegian plan with net prepaid pension asset	11	11
Norwegian plan with net pension obligation	(16)	(18)
Swedish plan with net pension obligation	(57)	(64)

Net accrued pension benefit obligation	(62)	(71)

        For other active employees the entities in the Swebus group have individual plans or participate in plans administrated outside the group. These pension plans are generally non-contributory for the employees and cover substantially all of Swebus employees.

(c)   Refund from defined contribution plan

        Swedish companies participate in a collectively bargained pension plan for all Swedish white-collar employees (a multiemployer pension plan). Required contributions to the plan are charged to earnings as they become due and payable for purposes of both Swedish GAAP and U.S. GAAP. In 1998, the plan administrator ("SPP") announced a significant surplus in the plan and that the surplus would be refunded to plan participants. In 1999, the plan administrator announced how much each employer would receive. In 2000, actual payment terms were announced, which include an initial cash refund based on a formula (which resulted in a refund of 20% of the calculated share of surplus for many companies) with the remainder applied as a credit against future premiums or potentially transferred to another entity. Until the surplus was refunded to participating companies, it was the legal property of the pension plan. Under Swedish GAAP, the refund was recognized as an asset as part of the net assets of which were acquired by its shareholder on January 14, 2000. Such accounting treatment differs from the accounting treatment under U.S. GAAP, where any refunds under a defined contribution plan are recognized as income in the period when the refund can actually be utilized. Thus, under U.S. GAAP, no asset for this refund was recognized in connection with the acquisition of Concordia by its shareholder. As of February 28, 2002, Concordia had received the full amount of the refund in cash and, consequently, had recognized the amount in income under U.S. GAAP.

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

        U.S. GAAP requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. U.S. GAAP requires that changes in a derivative's fair value be recognized currently in earnings unless specific criteria are met to account for such financial instruments as hedges. Concordia accounts for changes in the fair value of all its derivative financial instruments through income as it has not chosen to designate any of the derivative instruments as hedges for U.S. GAAP purposes.

  Fair Values of Financial Instruments

        The carrying amounts of Concordia's categories of financial fixed assets, accounts and other current receivables, cash and cash balances approximated their respective fair values at February 29, 2004. Similarly, the carrying amounts of Concordia's categories of non-current liabilities and current liabilities approximated their respective fair values at February 29, 2004 except that the fair value of Concordia's SEK 1,475 (€ 160) million 11% Senior Subordinated Notes at February 29, 2004 was approximately SEK 1,372 million based on the market price of the bond and the fair value of Concordia's SEK 1,198 (€ 130) million 9,125% Senior Secured Notes at February 29, 2004 was approximately SEK 1,198 million based on the market price of the bond. The fair values of derivative financial instruments held by Concordia at February 28, 2003 are included in Note 29.

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

        In periods prior to March 1, 2002, Concordia sold properties and simultaneously leased them back. Under Swedish GAAP, Concordia recorded immediate net gains related to these sale-leaseback transactions in its statement of operations. Under U.S. GAAP, the net gains related to these transactions were deferred and are being amortized in relation to the lease agreement.

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

        Certain of Concordia's leases, which resulted from the sale-leaseback transactions entered into by Concordia as described in (e), are capital leases for U.S. GAAP purposes and operating leases for Swedish GAAP purposes.

(g)   Restructuring

        For Swedish GAAP, Concordia recorded a restructuring provision of SEK 6 million at February 29, 2004, relating to one-time, employee termination costs pertaining to the close-down of operations in Gothenburg, Sweden which will occur after February 29, 2004. As the employees must continue working for longer than a minimum retention period to receive the termination benefit, the termination costs are deemed to have future benefit under U.S. GAAP. As a result, under U.S. GAAP, the termination costs cannot be recognized as a provision at February 29, 2004. Instead, the fair value of the obligation at February 29, 2004 will be recognized for U.S. GAAP ratably over the estimated remaining service period of the employees.

(h)   Comprehensive loss under U.S. GAAP

        The following presents comprehensive loss, defined as changes in the stockholder's deficit of Concordia as a result of transactions other than those with the owner:

	Year ended February 29, 2004	Year ended February 28, 2003	Year ended February 28, 2002
Net loss	(334)	(301)	(269)
Other comprehensive income (loss):
Change in cumulative translation adjustment, net of tax	1	(12)	4

Comprehensive loss	(333)	(313)	(265)

(i)    Changes in shareholder's equity (deficit) under U.S. GAAP

Shareholder's Equity
Balance March 1, 2001	664
Change in cumulative translation adjustment	4
Net loss	(269)

Balance February 28, 2002	399
Change in cumulative translation adjustment	(12)
Net loss	(301)

Balance February 28, 2003	86
Change in cumulative translation adjustment	1
Net loss	(334)

Balance February 29, 2004	(247)

(j)    New accounting principles for U.S. GAAP

  Costs of Exit or Disposal Activities

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, a company measures costs associated with an exit or disposal activity at fair value and recognizes costs in the period in which the liability is incurred rather than at the date of a commitment to an exit or disposal plan. Concordia was required to apply SFAS No. 146 on a prospective basis to all exit and disposal activities initiated after December 31, 2002. The application of SFAS No. 146 during the year ended February 29, 2004 did not have any impact on Concordia's consolidated financial position or results of operations under U.S. GAAP except as previously described in (g).

  Accounting for Certain Guarantees

        In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 applies to certain guarantees that a company gives to third parties and requires that a company recognize, at the inception of giving the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee even if it is not probable that payments will be required under the guarantee. Concordia was required to apply FIN No. 45 on a prospective basis to applicable guarantees issued or modified after December 31, 2002. The application of FIN No. 45 during the year ended February 29, 2004 did not have any impact on Concordia's consolidated financial position or results of operations under U.S. GAAP.

  Consolidation of Variable Interest Entities

        In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities," which was later revised in December 2003. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities for the year ended February 28, 2005. The adoption of the applicable provisions of FIN No. 46 during the year ended February 29, 2004 did not have any impact on Concordia's consolidated financial position or results of operations. The remaining provisions become effective after February 29, 2004, but management does not expect that such provisions will have a material impact on Concordia's consolidated financial position or results of operations under U.S. GAAP.

  Certain Rescissions, Amendments and Technical Corrections

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during the year ended February 28, 2003 but did not have any impact on Concordia's consolidated financial position or results of operations. The remaining provisions became effective during the year ending February 29, 2004, but did not have any impact on Concordia's consolidated financial position or results of operations under U.S. GAAP.

  Asset Retirement Obligations

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." Under SFAS No. 143, a company is required to recognize the fair value of a liability for legal and constructive obligations associated with the retirement of tangible, long-lived assets in the period incurred, if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset. The adoption of SFAS No. 143 on March 1, 2003 did not have any impact on Concordia's consolidated financial position or results of operations under U.S. GAAP.

  Accounting Guidance on Derivatives Amended and Clarified

        During April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 requires that contracts with comparable characteristics be accounted for similarly. In particular, SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, SFAS No. 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The application of SFAS No. 149 during the year ending February 29, 2004 did not have any impact on Concordia's consolidated financial position or results of operations under U.S. GAAP.

  Financial Instruments with Characteristics of both Liabilities and Equity

        During May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires a company to classify as liabilities (or assets in some circumstances) three types of freestanding financial instruments that embody obligations for a company. One type is mandatorily redeemable shares, which a company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require a company to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under SFAS No. 150 are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. Under previous accounting rules, a company could account for those three types of instruments as equity. SFAS No. 150 also requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No. 150 is effective for financial instruments entered into by Concordia or modified after May 31, 2003, and otherwise is effective for Concordia beginning March 1, 2004. The application of SFAS No. 150 during the year ending February 29, 2004 to instruments which were new or modified after May 31, 2003 did not have any impact on Concordia's consolidated results of operations or financial position. The application of SFAS No. 150 to all other instruments beginning March 1, 2004 did not have any impact on Concordia's consolidated results of operations or financial position under U.S. GAAP.

  Revenue Arrangements with Multiple Deliverables

        In November 2002, the Emerging Issues Task Force of the FASB reached a consensus on Issue 00-21, "Revenue Arrangements with Multiple Deliverables" (EITF 00-21), providing further guidance on how to account for multiple element revenue contracts. EITF 00-21 is effective for all revenue arrangements entered into on or after January 1, 2004. The application of EITF 00-21 to revenue arrangements entered into on or after January 1, 2004 did not have any impact on Concordia's consolidated results of operations or financial position under U.S. GAAP.

Item 18.    Financial Statements

        Not applicable.

Item 19.    Exhibits

1.	Articles of Association of CB Bus AB (publ).*†
2(c)(1).	Indenture, dated February 7, 2000, between CB Bus AB (publ)† and Bankers Trust Company, in respect of Concordia Bus AB's Euro 100,000,000 11% Senior Subordinated Notes due February 15, 2010.*
2(c)(2).	Indenture, dated January 22, 2004, between Concordia Bus Nordic AB (publ), Swebus Express Bus AB, Interbus AB, Ingeniør M.O. Schøyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bålsta Fastighetsbolag AB, and Malmfältens Omnibus AB and Deutsche Bank Trust Company Americas, in respect of Concordia Bus Nordic AB's €130,000,000 9.125% Senior Secured Notes due August 1, 2009.****
4(a)(1).	Subscription and Shareholders' Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Schøyen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International.*
4(a)(2).	Call Option Assignment Agreement, dated January 14, 2000 between CB Bus AB (publ)† as assignor and Christiania Bank og Kreditkasse ASA as security agent.*
4(a)(3).	Security Agent Agreement, dated February 7, 2000, by and among Christiania Bank og Kreditkasse ASA as senior agent and security agent, CB Bus AB (publ)†, and Bankers Trust Company, as Trustee.*
4(a)(4).	Declaration of Pledge dated January 14, 2000 between Schøyen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
4(a)(5).	Addendum No. 1 to Declaration of Pledge Dated February 4, 2000 between Schøyen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
4(a)(6).	Deed for the Sale and Purchase of Ingeniør M.O. Schøyens Bilcentraler A.S. dated October 27, 1999 by and among Schøyen Gruppen A/S, as seller, Concordia Bus BV, Goldman Sachs International as senior agent and mezzanine agent, and AB Grundstenen 85302, as buyer.*
4(a)(7).	Supplemental Deed to Original Deed for the Sale and Purchase of Ingeniør M.O. Schøyens Bilcentraler A.S., dated January 14, 2000, by and among Schøyen Gruppen A/S, as seller, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International, and Christiania Bank og Kreditkasse ASA.*
4(a)(8).	Deed of Accession and Adherence and Supplemental Deed to Deed for Sale and Purchase of Ingeniør M.O. Schøyens Bilcentraler A.S., dated February 4, 2000 by and among Schøyen Gruppen A/S, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International, Christiania Bank og Kreditkasse ASA, and Bankers Trust Company.*
4(a)(9).	Supplemental Deed No. 3 to Deed for the Sale and Purchase of Ingeniør M.O. Schøyens Bilcentraler A.S., dated February 24, 2000, by and among Schøyen Gruppen A/S, Concordia Bus BV, CB Bus AB (publ)†, Goldman Sachs International Christiania Bank Og Kreditkasse ASA, and Bankers Trust Company.*
4(a)(10).	Acquisition Facility Agreement, dated January 14, 2000, by and among CB Bus AB (publ)†, as borrower, Christiania Bank og Kreditkasse ASA and Den norske Bank ASA as arrangers and banks, and Christiania Bank og Kreditkasse ASA as agent.*
4(a)(11).	Swebus Facility Agreement, dated January 14, 2000, by and among Concordia Bus Nordic AB††, as borrower, Christiania Bank og Kreditkasse ASA and Den norske Bank ASA as arrangers and banks, and Christiania Bank og Kreditkasse ASA as agent.*
4(a)(12).	Framework Leasing Agreement, dated October 28, 1998, between Ingeniør M.O. Schøyens Bilcentraler A.S. and Den norske Bank Finans.*

III-1

4(a)(13).	Amended Senior Facilities Agreement, dated February 15, 2002, by and among Concordia Bus Nordic AB, as borrower, Nordea Bank Norge ASA and Den Norske Bank ASA, as arrangers and banks, and Nordea Bank Norge ASA, as agent.***
4(a)(14).	Exchange and Registration Rights Agreement dated January 22, 2004, between Concordia Bus Nordic AB (publ), Goldman Sachs International, J.P. Morgan Securities, Ltd., Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AB, Ingeniør M.O. Schøyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bålsta Fastighetsbolag AB, and Malmfältens Omnibus AB in respect of €130,000,000 9.125% Senior Secured Notes due August 1, 2009, of Concordia Bus Nordic AB (publ).****
4(a)(15).	Security Trustee Agreement, dated January 22, 2004, by and among Deutsche Trustee Company Limited as security trustee, Deutsche Bank Trust Company Americas as trustee, Concordia Bus Nordic Holding AB, Swebus AB, Swebus Busco AB, Swebus Express Bus AB, Interbus AG, Ingeniør M.O. Schøyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bålsta Fastighetsbolag AB, and Malmfältens Omnibus AB.*****
4(a)(16).	Amended and Restated Subordinated Loan Agreement, signed on February 28, 2002, replaced by agreement dated December 22, 2003 and amended and restated on January 22, 2004, between Concordia Bus AB (publ) as the lender, Concordia Bus Nordic AB (publ) and Deutsche Bank Trust Company.*****
4(a)(17).	Agreement Relating to First Ranking Pledge of Buses, dated January 22, 2004 between Swebus Busco AB as pledgor and Deutsche Trustee Company Limited as security trustee.*****
4(a)(18).	Agreement Relating to Second Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Concordia Bus Nordic AB (publ).*****
4(a)(19).	Share Pledge Agreement, dated January 22, 2004, between Swebus Fastigheter AB as pledgor and Deutsche Trustee Company Limited as security trustee regarding shares in Alpus AB, Enköping-Bålsta Fastighetsbolag AB, and Malmfältens Omnibus AB.*****
4(a)(20).	Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic Holding AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Nordic AB (publ).*****
4(a)(21).	Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as pledgor and Deutsche Trustee Company as security trustee in respect of shares in Swebus Express AB, Interbus AB, Swebus AB, Swebus Fastigheter AB and Swebus Busco AB.*****
4(a)(22).	Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Finland Oy Ab.*****
4(a)(23).	First Priority Pledge of Shares, dated January 22, 2004, between Concordia Bus Nordic AB (publ) as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Ingeniør M.O. Schøyens Bilcentraler A.S.*****
4(a)(24).	Pledge Agreement, dated January 22, 2004, between Concordia Bus Finland Oy Ab as pledgor and Deutsche Trustee Company Limited as Security Trustee in respect of floating charge and bearer notes.*****
4(a)(25).	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Alpus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(26).	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Enköping-Bålsta Fastighetsbolag AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****

III-2

4(a)(27).	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Malmfältens Omnibus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(28).	First Ranking Pledge Agreement, dated January 22, 2004, between Swebus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(29).	Second Pledge of Floating Charge, dated January 22, 2004, between Swebus AB as pledgor and Concordia Bus Nordic AB (publ) in respect of floating charge.*****
4(a)(30).	Pledge of Accounts, dated January 22, 2004, between Ingeniør M.O. Schøyens Bilcentraler A.S. as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(31).	Intragroup Loan Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ), as pledgor, and Deutsche Trustee Company Limited, as security trustee.*****
4(a)(32).	Declaration of Pledge of Ingeniør M.O. Schøyens Bilcentraler A.S. of Trade Receivables, dated January 22, 2004.*****
4(c)(1).	Management services agreement, dated January 14, 2000, by and among, Concordia Bus Management A/S, Concordia Bus BV, CB Bus AB (publ) and Ingeniør M.O. Schøyens Bilcentraler A/S.**
6.	Statement re computation of per share earnings.
8.	Subsidiaries of registrant.
12.	Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13(a)(1).	Certification of Frode Larsen, chief executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13(a)(2).	Certification of Vasant Mistry, chief financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.	Letter concerning Arthur Andersen.****

*	Incorporated by reference from the Registrant's Registration Statement on Form F-4, filed with the Commission on May 15, 2000.
**	Incorporated by reference from the Registrant's Annual Report on Form 20-F, filed with the Commission on June 27, 2001.
***	Incorporated by reference from Amendment No. 1 to the Registrant's Annual Report on Form 20-F, filed with the Commission on February 19, 2002.
****	Incorporated by reference from the registrants Annual Report on Form 20-F, filed with the Commission on June 27, 2002.
*****	Incorporated by reference from Concordia Bus Nordic AB (publ)'s Registration Statement on Form F-4, filed with the Commission on May 28, 2004.
†	In May 2000 the Registrant changed its name from CB Bus AB (publ) to Concordia Bus AB (publ).
††	In May 2001 Swebus AB changed its name to Concordia Bus Nordic AB.

III-3

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDIA BUS AB (publ)
By: /s/ VASANT MISTRY

Vasant Mistry Chief Financial Officer and Director
Date: June 28, 2004

III-4