Form 20-F
period 2005-02-28
CONCORDIA BUS AB PUBL
filed 2006-11-07
CIK 1114875

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

Euro 160,000,000 11% Senior Subordinated Notes due February 2010

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☐ Yes	☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☒ Yes	☐ No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes	☒ No

Indicate by check mark which financial statement item the registrant has elected to follow:

☒ Item 17	☐ Item 18

TABLE OF CONTENTS

PART I
Item 1.		Identity Of Directors, Senior Management And Advisors
Item 2.		Offer Statistics And Expected Timetable
Item 3.		Key Information
	A.	Selected Financial Data
	B.	Capitalization And Indebtedness
	C.	Reasons For The Offer And Use Of Proceeds
	D.	Risk Factors
Item 4.		Information On The Company
	A.	History And Development Of The Company
	B.	Business Overview
	C.	Organizational Structure
	D.	Property, Plant And Equipment
Item 5.		Operating And Financial Review And Prospects
	A.	Operating Results
	B.	Liquidity And Capital Resources
	C.	Research And Development, Patents, Licences, Etc.
	D.	Trend Information
	E.	Off-Balance Sheet Arrangements
	F.	Tabular Disclosure of Contractual Obligations
Item 6.		Directors, Senior Management And Employees
	A.	Directors And Senior Management
	B.	Compensation
	C.	Board Practices
	D.	Employees
	E.	Share Ownership
Item 7.		Major Shareholders And Related Party Transactions
	A.	Major Shareholders
	B.	Related Party Transactions
	C.	Interests Of Experts And Counsel
Item 8.		Financial Information
	A.	Consolidated Statements And Other Financial Information
	B.	Significant Changes
Item 9.		The Offer And Listing
	A.	Market Price Information
	B.	Markets
Item 10.		Additional Information
	A.	Share Capital
	B.	Memorandum And Articles Of Association
	C.	Material Contracts
	D.	Exchange Controls
	E.	Taxation
	F.	Dividends And Paying Agents
	G.	Statement By Experts
	H.	Documents On Display
	I.	Subsidiary Information
Item 11.		Quantitative And Qualitative Disclosures About Market Risk
Item 12.		Description Of Securities Other Than Equity Securities
PART II
Item 13.		Defaults, Dividend Arrearages And Delinquencies
Item 14.		Material Modifications To The Rights Of Security Holders And Use Of Proceeds
Item 15.		Controls And Procedures
Item 16.		[Reserved]
Item 16A.		Audit Committee Financial Expert
Item 16B.		Code Of Ethics
Item 16C.		Principal Accountant Fees And Services

i

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

This annual report includes forward looking statements. We have based these forward looking statements on our current expectations and projections about future events. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “intend,” “continue,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear under subheading “D. Risk Factors” of “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

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

We undertake no obligation to update publicly or to revise any forward looking statements, whether as a result of new information, future events or otherwise. Furthermore, these forward looking statements may be materially impacted by the factors listed under subheading “D. Risk Factors” of “Item 3. Key Information”. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this annual report might not occur. You should not interpret statements regarding past trends or activities as representations that those trends or activities will continue in the future.

ii

ENFORCEMENT OF CERTAIN CIVIL LIABILITIES

Concordia Bus AB (publ) (“Concordia”) is organized under the laws of Sweden. All of our directors, executive officers and our subsidiaries and the independent auditors named in this prospectus are non-residents of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against any of them judgments of US courts predicated upon civil liabilities under US federal securities laws. Although we agree under the terms of the indenture relating to the senior subordinated notes to accept service of process in the United States by an agent designated for such purpose, it may not be possible for investors to (i) effect service of process within the United States upon our officers and directors and the independent auditors named herein and to (ii) realize in the United States upon judgments against such persons obtained in such courts predicated upon civil liabilities of such persons, including any judgments predicated upon US federal securities laws to the extent such judgments exceed such person’s US assets. There is also doubt as to the enforceability in Sweden, in original actions or in actions for enforcement, of judgments of US courts predicted upon the civil liability provisions of the federal securities laws of the United States.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise indicated, references in this prospectus to “SEK,” “Swedish Krona” or “Swedish Kronor” are to the lawful currency of Sweden; references to “euro” or “€” are to the single currency of the participating Member States in the Third Stage of European Economic and Monetary Union of the Treaty Establishing the European Community, as amended from time to time; references to “Norwegian Kroner” or “NOK” are to the lawful currency of Norway; and references to “US dollars” or “$” are to the lawful currency of the United States of America.

The consolidated financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in certain respects from generally accepted accounting principles in certain other countries. The significant differences between Swedish GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) are discussed in Note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

A.                                    Selected Financial Data

The following tables set forth selected consolidated financial date derived from audited financial statements as of and for the years ended February, 28, 2001, February, 28, 2002, February 28, 2003, February 29, 2004 and February 28, 2005.

This information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto included elsewhere in this annual report.

The consolidated financial statements of both Concordia have been prepared in accordance with Swedish GAAP, which differ in certain significant respects from US GAAP. The significant differences between Swedish GAAP and US GAAP are discussed in Note 33 to the consolidated financial statements of Concordia included elsewhere in this annual report.

	Concordia
	As of and for the year ended February 28, 2005	As of and for the year ended February 29, 2004	As of and for the year ended February 28, 2003	As of and for the year ended February 28, 2002(5)(6)	As of and for the year ended February 28, 2001(1)(2)(6)
	(SEK in millions, except share and per share amount and operating data)
SWEDISH GAAP
Income Statement Data
Net revenue	4,812	4,761	4,758	4,226	3,576
Operating expenses	(4,747)	(4,559)	(4,522)	(3,999)	(3,299)
Gain on sale of fixed assets	4	6	(4)	20	65
Depreciation and amortization	(343)	(363)	(404)	(383)	(364)
Write-down of fixed assets	(38)	—	—	(11)	—
Operating income (loss)	(312)	(155)	(172)	(147)	(22)
Financial income (expenses), net	(250)	(308)	(255)	(217)	(286)
Income tax benefit (expense)	2	54	83	78	83
Net income (loss)	(560)	(409)	(344)	(286)	(225)
Net (loss) per share in thousands of SEK	(112,063)	(81,721)	(68,780)	(57,171)	(45,035)
Balance Sheet Data
Total fixed assets	2,033	2,386	2,720	2,965	3,572
Total current assets	772	1,024	783	979	855
Total assets	2,805	3,410	3,503	3,944	4,427
Share capital	1	1	1	1	1
Total shareholder’s equity (deficit)	(873)	(330)	78	422	723
Total provisions	111	146	171	236	299
Total noncurrent liabilities	1,188	2,689	2,318	2,480	2,504
Total current liabilities	2,379	905	936	806	901
Other Financial Data
Total capital expenditures	112	32	216	43	336
Capital expenditures on buses	76	15	198	21	322
Cash flow from operations (3)	(98)	7	11	95	(72)
Cash flow from investing activities (3)	(63)	(11)	(136)	275	103
Cash flow from financing activities (3)	(8)	153	(99)	(194)	53
Number of shares	5,000	5,000	5,000	5,000	5,000

	Concordia
	As of and for the year ended February 28, 2005	As of and for the year ended February 29, 2004	As of and for the year ended February 28, 2003	As of and for the year ended February 28, 2002(5)(6)	As of and for the year ended February 28, 2001(1)(2)(6)
	(SEK in millions, except share and per share amounts, ratios and operating data)
U.S. GAAP
Income Statement Data
Operating income (loss)	(274)	(80)	(111)	(108)	(69)
Net loss	(518)	(334)	(301)	(269)	(260)
Basic and diluted net loss per share	(103,600)	(66,895)	(60,180)	(53,728)	(51,920)
Balance Sheet Data
Total fixed assets	2,277	2,588	2,882	3,086	3,505
Total current assets	773	1,024	783	979	827
Total assets	3050	3,612	3,665	4,065	4,332
Share capital	1	1	1	1	1
Total shareholder’s equity (deficit)	(753)	(247)	86	399	664
Total noncurrent liabilities	1,419	2,945	2,644	2,876	2,779
Total current liabilities	2,387	914	935	790	889
OPERATING DATA
Number of buses(4)	3,730	3,908	3,949	4,021	4,137
Average number of employees	6,949	7,512	7,484	6,924	6,696
Number of kilometers of service provided (in thousands)	258,113	257,672	269,198	251,959	223,876

(1)                                  In March/April 2000, Concordia Finland experienced a 3-day strike among its employees. This strike resulted in losses of SEK 1.2 million.

(2)                                  Following the acquisition of SBC by Concordia, which was effective from February 1, 2001, the carrying value of the bus fleet used in the local public bus transportation business was increased by SEK 63 million to reflect its estimated fair value. The depreciation period was also extended prospectively from 8.33 years to 10 years. As a result of this acquisition, SBC’s fiscal year-end was changed from December 31 to the last day of February.

(3)                                  For additional information about cash flow data for the years ended February 28, 2003, February 29, 2004 and February 28, 2005, see the Consolidated Cash Flow Statements included in this annual report.

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

The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Swedish Krona against the US dollar based upon the noon buying rate in the City of New York for cable transfers in Swedish Krona as announced by the Federal Reserve Bank of New York for customs purposes (the “SEK Noon Buying Rate”).  We provide these rates for your convenience only, and they are not the rates of exchange we used to prepare our consolidated financial statements used elsewhere in this annual report.  We are not representing that Swedish Krona amounts have been or would be converted into U.S. dollars at any of the exchange rates indicated.  The SEK Noon Buying Rate expressed in US dollars as of November 3, 2006 was 7.2096.

	Period End	Average		High	Low
Fiscal Year
Ended February 28, 2001	9.8150	9.3723	(a)	10.3600	8.5330
Ended February 28, 2002	10.4700	10.5832	(a)	11.0270	9.6730
Ended February 28, 2003	8.5050	9.3218	(a)	10.500	8.4100
Ended February 29, 2004	7.4330	7.8456	(a)	8.7030	7.0850
Ended February 28, 2005	6.8275	7.3002	(a)	7.7725	6.5939
Month
February 2005				7.1114	6.8275
March 2005				7.0716	6.7312
April 2005				7.1627	7.0018
May 2005				7.4108	7.0850
June 2005				7.8114	7.4373
July 2005				7.9218	7.7225
August 2005				7.7121	7.4762
September 2005				7.8136	7.3936
October 2005				7.9695	7.687
November 2005				8.2434	7.9749
December 2005				8.1162	7.8323
January 2006				7.8097	7.6629
February 2006				7.9656	7.6487
March 2006				7.9604	7.7855
April 2006				7.7580	7.3579
May 2006				7.3929	7.1975
June 2006				7.3864	7.0917
July 2006				7.4136	7.1401
August 2006				7.2448	7.1194
September 2006				7.3450	7.2410
October 2006				7.4200	7.2111
November 2006 (through November 3, 2006)				7.2096	7.1945

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

Concordia and Concordia Bus Nordic AB (publ), Concordia’s wholly-owned subsidiary, (“Concordia Bus Nordic”) are holding companies whose principal assets are their investments in their subsidiaries. They conduct no business or operations except through direct and indirect subsidiaries. Their ability to service indebtedness, including the €45,000,000 mezzanine facility (the “Mezzanine Facility”)  and the €130,000,000 9.125% Senior Secured Notes (the “Senior Secured Notes”), due August 1, 2009 issued by Concordia Bus Nordic and guaranteed by the guarantors as defined in footnote (e) under subheading “C. Organisational Structure” under “Item 4. Information on the Company”, is entirely dependent upon the receipt of funds from subsidiaries by means of dividends, interest, intercompany loans or otherwise. The ability of subsidiaries to make those funds available to them is subject to, among other things, applicable corporate and other laws and restrictions contained in agreements to which such subsidiaries may be subject. We cannot assure you that those subsidiaries will be in a position to make funds available. Although the indenture for the Senior Secured Notes and the Mezzanine Facility limit the ability of such subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to us, such limitations are subject to a number of significant qualifications. This could have a material adverse effect on our financial condition.

Ability to Service Debt—to service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our debt, including the Mezzanine Facility and the Senior Secured Notes, will depend on our subsidiaries’ ability to generate cash in the future and our subsidiaries’ ability to generate distributable earnings or other funds available for that purpose. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

Based on our current level of operations and anticipated cost savings and operating improvements, we believe our cash flow from operations and available cash will be adequate to meet our future liquidity and debt service needs. However, we cannot assure you that (1) our business will generate sufficient cash flow from operations, particularly if our bus fleet grows more rapidly than anticipated, with the associated increase in operating lease costs, (2) currently anticipated cost savings, fleet management strategies and operating improvements will be realized on schedule, or at all or (3) future borrowings will be available to us in an amount sufficient to enable us to make required payments on, and redemptions of, our debt, including the Senior Secured Notes, or to fund our other liquidity needs.

We sustained operating losses of SEK 312 million for the year ended February 28, 2005, SEK 155 million for the year ended February 29, 2004 and SEK 172 million for the year ended February 28, 2003.

We may need to refinance all or a portion of our and our subsidiaries’ debt, the Mezzanine Facility or the Senior Secured Notes, on or before maturity. We may not be able to refinance any of such debt, the Mezzanine Facility or the Senior Secured Notes, on commercially reasonable terms or at all, which could have a material adverse effect on our business.

Our substantial leverage could adversely affect our ability to run our business.

We have now and will continue to have a significant amount of debt. As of February 28, 2005, our total consolidated debt was approximately SEK 2,644 million, of which total consolidated senior debt was approximately SEK 2,624 million.  Our shareholder’s deficit was SEK 873 million. We also have substantial commitments in the form of our operating lease payments.  The present value of future lease payments for our operating leases February 28, 2005 was SEK 875 million, SEK 957 million as of February 29, 2004 and SEK 1,003 million as of February 28, 2003.

Our and our subsidiaries’ substantial debt could have important consequences for you. For example, it could among other things:

•                  make it more difficult for us to satisfy our obligations under the Mezzanine Facility or the Senior Secured Notes;

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

In addition, we and our subsidiaries may be able to incur substantial additional debt in the future. The terms of the Mezzanine Facility and the Senior Secured Notes restrict but do not fully prohibit us and our subsidiaries from borrowing, and some of those borrowings may be secured. Further, if new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Any of the foregoing could have a material adverse effect on our business, our ability to make payments under the Mezzanine Facility and the Senior Secured Notes and our ability to continue presenting our financial statements under the assumption that we are a going concern.

The terms of our indebtedness restrict our corporate activities.

The Mezzanine Facility and the Senior Secured Notes restrict, and in some cases prohibit, among other things, our and our subsidiaries’ ability to:

•                  incur additional debt;

•                  make prepayments of certain debt;

•                  pay dividends;

•                  make investments;

•                  engage in transactions with affiliates;

•                  issue capital stock;

•                  create liens;

•                  sell assets; and

•                  engage in mergers and consolidations.

A failure to comply with these covenants could result in a default under the Mezzanine Facility or the Senior Secured Notes, which in turn could result in an event of default under our other indebtedness.

If we or our Swedish, Norwegian or Finnish operating subsidiaries incur substantial operating losses, we or they may be subject to liquidation under our respective national regimes.

The respective companies acts and insolvency and reorganization laws of Sweden, Norway and Finland apply to Concordia and its operating subsidiaries. Under these regimes, if losses reduce the equity of these entities or any of their subsidiaries (including Concordia itself on a stand alone rather than a consolidated basis) to an amount less than 50% of its registered share capital, or (in Norway only) if the equity becomes inadequate compared to the risks and the size of its business, the directors of such entity would be obligated by law to convene a general shareholders meeting to resolve to liquidate such entity unless the directors were able to balance the amount of such equity and the registered share capital (in Sweden, within eight months of such meeting, and in Finland, within twelve months of such meeting) by (1) increasing the equity in an amount sufficient to achieve such balance and, in the Norwegian scheme, to ensure that its equity becomes adequate compared to the risks and the size of its business, or (2) reducing the share capital to pay off losses in an amount sufficient to achieve such balance. Due to these requirements, Concordia Finland Oy Ab (“Concordia Finland”) converted portions of its shareholder loan from Concordia into a subordinated loan in July 2001 and in February 2003. In addition, if we are not successful in our cost-cutting initiatives and our losses continue, this may cause our equity to decrease sufficiently to require an equity increase or share capital reduction as described above. If we are unable to procure such an equity increase or share capital reduction, it would have an adverse effect on our ability to continue presenting our financial statements under the assumption that we are a going concern. See Subheading “A. Operating Results—Critical Accounting Policies—Going concern matters” under “Item 5. Operating and Financial Review and Prospects.”

If we lose many local public transportation authorities’ contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected. Further, if we experience difficulties in operating under our existing contracts, our business may be adversely affected.

In the year ended February 28, 2005, our contracts with local public transportation authorities comprise approximately 89.5% of our revenue. In Sweden, Norway and Finland, we operate under 113, 10 and 37 contracts, respectively, with the largest contract accounting for 4.6% of our net revenue and the top 25 contracts accounting for approximately 43.8% of total revenue in the year ended February 28, 2005. These contracts usually have a five to eight year term. Local public transport authorities conduct a competitive bidding process for each contract shortly before it terminates and the most important criteria for determining the success of the bid is usually price. See subheading “B. Business Overview—Sweden—Regulation—Tendering Procedures” in “Item 4. Information on the Company” for a discussion of the competitive bidding process in Sweden. If we fail to continue to renew our local public transportation authorities contracts, our revenues will be adversely affected as our older local public transportation authorities contracts expire. This may affect our ability to satisfy obligations under the Mezzanine Facility and the Senior Secured Notes.

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

As of February 28, 2005, we have entered into operating leasing arrangements for 1,470 of our 3,730 buses.  The contracts under which these buses are leased are classified as operating leases which means that no asset values are recorded on our balance sheet. The term of any given lease is established to match as far as possible with the duration of the underlying contract with the local public transportation authority, generally five to eight years.

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

Further, in the event of an acceleration under the Mezzanine Facility or the Senior Secured Notes following a default, all or part of the leasing contracts covering a significant portion of our leases may be terminated at the option of the lessor. This could have a material adverse effect on our business.

Competition on price or other factors could adversely affect our business.

It is our policy to focus on increasing our return on capital and cash generation. We believe that our change in focus toward more appropriate tendering levels has been adopted by other major operators, particularly since 1998. Consolidation in the industry and this change in focus among the larger competitors from a tendering strategy based on increasing market share to a strategy of seeking to maintain adequate margins have recently resulted in more favorable pricing dynamics. We believe that this trend will continue. For example, during the period fiscal 2002 to fiscal 2005, CPTAs awarded contracts to us on renewal with prices between 10% and 54% above the prices in the previous contracts. However, no assurance can be given that the more favorable pricing trends will continue in the future for new tenders. For more information, see subheading “B. Business—Sweden—Competition in the Swedish Bus Transportation Market” under “Item 4. Information on the Company”.

If indices in our contracts do not reflect our cost increases, our business could be adversely affected.

Local public transportation authorities contracts provide for a fee to be paid to us in return for providing bus operations for the routes and schedules described in the contracts. The amount of the fee to be paid each year is adjusted annually based on an index, or on several indices, that is intended to account for changes in our costs. Historically, contracts with local public transportation authorities, which produce a substantial portion of Swebus’ revenues in Sweden, have contained cost indices primarily based on consumer price indices.

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

The local public transport authorities rely on government subsidies. Removal of these subsidies could drive down local public transportation authorities’ contract fees.

In Sweden and Norway, management believes that approximately 50% and 40%, respectively, of fees to bus operating companies paid by local public transportation authorities under local public transportation authorities contracts in fiscal 2005 were funded by government subsidies (as opposed to bus ticket revenues). Many European countries have sought to reduce subsidies in recent years. Should Sweden more aggressively seek to reduce subsidies, fees from local public transportation authorities contracts may decrease, and local public transportation authorities could seek to renegotiate the scope of existing contracts. A decision to reduce subsidies could have an adverse effect on potential fees under local public transportation authorities contracts.

Our employees are heavily unionized. Bargaining power and strikes can hurt our business.

Personnel costs constituted approximately 55% of our total operating expenses (excluding depreciation and amortization) in the year ended February 28, 2005. Our bus drivers and most of our other employees are unionized. Concordia’s operations could be adversely affected in the event that it were not able to reach agreement with any labor union representing Concordia’s employees or by an agreement with a labor union representing Concordia’s employees that contains terms that would prevent Concordia from competing effectively with other bus transportation companies. As in most labor intensive industries, strikes, work stoppages and other organized labor activities could also have significant adverse effects on operating and financial results. In the last fiscal year, an industry wide strike in Finland interfered with the operations of our Finnish operating company for several days.

Fluctuation in price and availability of diesel fuel could hurt our business.

Significant changes in fuel availability or costs would materially impact our business. Diesel fuel availability and prices are affected by a number of factors, including environmental legislation and global economic and political developments, over which we have little to no control. In addition, our costs are affected by annual increases in fuel taxes, which are largely offset by compensation from indexation. In the event of a shortage in diesel fuel supply resulting from a disruption of oil imports, reduction in production or otherwise, we could face higher diesel fuel prices or the curtailment of scheduled diesel fuel deliveries. We enter into hedging arrangements to fix the cost of diesel fuel before taxes, supplier and transportation costs.  Notwithstanding our hedging arrangements, in the year ended February 28, 2005, our total cost of diesel fuel averaged SEK 6.27 per litre. For a further discussion of our response to fluctuations in prices or a decrease in fuel availability, including our hedging policies, see subheading “B. Liquidity and Capital Resources—Market Risk” under “Item 5. Operating and Financial Review and Prospects”.

Variations in exchange rates may affect our performance.

Ingenior Schoyens Bilcentraler A.S. (“SBC”), which comprised approximately 10% of our revenue in the year ended February 28, 2005, prepares its financial statements in, and its functional currency is, Norwegian Kroner. In preparing our consolidated financial statements, we translate SBC’s financial statements into Swedish Kronor at each fiscal year end. Consequently, our results from operations are affected by fluctuations in the rate of exchange between Swedish Kronor and Norwegian Kroner.

Concordia Finland, which comprised approximately 9% of our revenue in the year ended February 28, 2005, prepares its financial statements in, and its functional currency is, the euro. In preparing our consolidated financial statements, we translate Concordia Finland’s financial statements into Swedish Kronor at each reporting period. Consequently, our results from operations are affected by fluctuations in the rate of exchange between the Swedish Krona and the euro.

Further, we are also exposed to currency fluctuations on loans, primarily as a result of having to make interest and principal payments in euro on the Mezzanine Facility and Senior Secured Notes. We do not hedge our interest payments. See subheading “B. Liquidity and Capital Resources,” under “Item 5. Operating and Financial Review and Prospects.” We estimate that, a 10% depreciation in the value of the Swedish Krona against the euro would increase our interest costs relating to the Mezzanine Facility and Senior Secured Notes by approximately SEK 7.2 million per annum (assuming a SEK 9,0475/€ 1.00 exchange rate and assuming that we successfully hedge 50% of our exposure).  Furthermore, such a depreciation would increase our indebtedness by SEK 158 million. Any such depreciation could have a material adverse effect on our financial condition.

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

On July 22, 2005, Concordia entered into a restructuring agreement with, among others, an Ad Hoc Committee of holders of its €160,000,000 11% Senior Subordinated Notes due 2010 (the “Senior Subordinated Notes”) and an informal group of holders of Senior Secured Notes (the “Restructuring Agreement”).  Pursuant to the Restructuring Agreement, on October 4, 2005, holders of 99.91% in aggregate principal amount of the Senior Subordinated Notes received equity in Concordia in exchange for releasing Concordia for all claims they had under the Senior Subordinated Notes (the “Restructuring”).

Under the terms of the indenture governing the Senior Subordinated Notes the Restructuring was a change of control and Concordia was required to make a change of control offer to all the holders of Senior Subordinated Notes who did not participate in the Restructuring.  Holders of an aggregate principal amount of €87,000 of Senior Subordinated Notes accepted the offer which means that only €58,000 in aggregate principal amount of Senior Subordinated Notes remain outstanding.

B.                                    Business Overview

We provide public bus transportation services in Sweden, Norway and Finland, operating through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively. We also provide express bus and coach hire services. In Sweden, as of February 28, 2005 we operated 2,989 buses, and are the largest operator through Swebus, with an estimated market share of approximately 29% of the public bus transportation market (measured by the number of buses in operation). Management believes that we are the largest operator in Sweden as measured by number of buses because it has reviewed and analysed publicly available material describing how many buses our competitors operate. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. In Norway, as of February 28, 2005 SBC operated approximately 379 buses and has an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. In Finland, Concordia Finland as of February 28, 2005 operated 362 buses and is the second largest operator in the greater Helsinki area with a market share of 24%. This market share data has been calculated based on the relative numbers of contract kilometers. This information is made available at each tendering which, as of February, 2005, showed that we were the second largest operator in the greater Helsinki area.

For the year ended February 28, 2005, we had net revenue of SEK 4,812 million. We sustained operating losses of SEK 312 million for the year ended February 28, 2005; SEK 155 million for the year ended February 29, 2004 and SEK 172 million for the year ended February 28, 2003. We sustained net losses of SEK 560 million for the year ended February 28, 2005;  SEK 409 million for the year ended February 29, 2004 and SEK 344 million for the year ended February 28, 2003.

General

Our core business is providing bus services to local public transportation authorities in Sweden, Norway and Finland. In our markets, the substantial majority of bus transportation services are provided under long-term contracts (generally five to eight year terms) with local public transportation authorities, according to which the bus operator provides services for a specific set of bus routes for fixed annual fees (subject to periodic adjustments based on price indices) which we refer to as “gross agreements.”  These contracts provide us with steady revenue streams because we receive a fixed annual amount from the respective public transportation authorities rather than relying on passenger ticket receipts. Certain contracts, called “net agreements,” include passenger numbers as part of their pricing. Public transportation authorities have shown an excellent record of payment and have in the past rarely faced bankruptcy or insolvency. In the year ended February 28, 2005, we derived approximately 89.5% of our revenue from a combination of gross agreements and net agreements in Sweden, Norway and Finland. We operate under approximately 160 contracts with local public transportation authorities, the largest of which accounted for only 4.6% of our net revenue in the year ended February 28, 2005. The top 25 contracts accounted for approximately 43.8% of net revenue in the year ended February 28, 2005.

We also provide express bus services (scheduled intercity or long distance bus services) and coach hire services.

Following deregulation in 1989, there was a wave of consolidation in the Swedish bus market. This has resulted in three large operators who have a combined market share in the contractual public bus transportation market in Sweden of approximately 60% (measured by the number of buses in operation). Swebus is the largest operator with a 29% market share. (Source: Svenska Lokaltrafikföreningen, the Swedish local traffic organization, or “SLTF”). Recent tenders for bus transportation contracts provide evidence that consolidation in the industry in Sweden has produced a more favorable pricing environment. We expect this trend to continue in the near term. We also believe that a similar pattern of pricing dynamics is now beginning to occur in Norway and Finland.

To prepare the organization for continued need of cost efficiency and battle for new contracts, a reorganization of the operating companies have been performed. This has lead to, among others, fewer management levels, key performance metrics, ranking lists among depot’s decentralized P&L and increased resources on contract tendering. Further improvement focus will be on tender achievement, best practice efficiency, fleet management and financial solutions.

We have rolled out the initial phase of the Hastus software planning system at all our locations. We augment our use of Hastus software with the Sintopt software, our proprietary logistics system. The Sintopt software uses higher level algorithms to enable us to achieve increased levels of optimization with our bus and driver schedules. In addition, we have also identified other sources of cost savings, including fuel consumption organization, purchasing cost savings, and reductions of employee sickness and absences.

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

We have developed and implemented a web-based system for our personnel (such as tracking absence for medical reasons) and a new Operational Management System (OMS). This system is the last phase of our IT strategy and brings together operational data residing in our centralized database and provides several new ways for us to track our business operations, such as kilometer/fuel tracking, driver activity capture and daily production statistics. The system is now operational in a majority of our locations.

As the largest operator of buses in the Nordic region, we have achieved significant savings by centralizing more of our bulk/commodity purchasing. Management has concluded that we are the largest operator of buses in the Nordic region by comparing and analyzing our revenues with those of our competitors.

Seasonality

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

Sweden

General

As of February 28, 2005, we operated 2,989 buses in three bus transportation markets in Sweden:

•                                          contractual public bus transportation;

•                                          express bus services (scheduled intercity or long distance bus services); and

•                                          coach hire services.

Contractual public bus transportation services operated 2,825 buses, express bus services 97 buses and coach hire services in Sweden operated 67 buses. Our Swedish operations generated revenue of SEK 3,924 million for the year ended February 28, 2005.

Contractual Public Bus Transportation Service

As of February 28, 2005, we were operating 2,825 buses under 113 public bus transportation contracts with local public transport authorities.

As of February 28, 2005, we had a market share of approximately 29% (in terms of number of buses) of the Swedish contractual public bus transportation market. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. We have a relatively even distribution of our contract portfolio in terms of revenue among the southern, eastern and western regions of Sweden. Due to the economics of the bus industry in the northern region of Sweden, we have a smaller presence in this region. We intend to focus on areas of high urban concentration and to review our contract portfolio critically with regard to smaller, less profitable contracts, particularly those relating to areas of relatively low population density.

The greater city area of Stockholm, together with Halland, Malmö, Uppland and Västra Götaland, are our most important markets, and collectively account for approximately 65% of our total revenue in Sweden.

Bus services are provided in the Swedish public bus transportation market according to publicly tendered contracts entered into by bus operators with local public transport authorities. See “—Regulation—Sweden Tendering Procedures.”

Most Swedish bus operators have similar cost bases, as most bus drivers are in the same unions and most buses meet similar specifications. We believe the difference in competitive power comes from a bus operator’s ability to optimize its depot structure, its skill in planning and scheduling, and its ability to solve the complex logistical issues involved in meeting the requirements of the contracts. Having access to a large fleet and being able to shift resources significantly benefit the larger operators.

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

Prior to 1989, public transportation contracts were not subject to competitive tendering procedures and operators typically monopolized a particular public authority’s geographical area of responsibility. In 1989, Sweden began requiring, subject to specific exceptions, local public transport authorities purchasing bus services to conduct competitive tender procedures. This deregulation and the resulting price competition led to a reduction in contract prices by an estimated 20% to 30% in real terms in the decade after competitive tendering requirements were introduced in 1989. During this period, the underlying costs for bus operators increased significantly due to increases in vehicle and diesel fuel taxes and diesel fuel costs. Although operators are compensated based on a consumer price index which takes fuel costs into account, overall, in recent years, this index has not risen sufficiently despite the increase in the component based on fuel costs to reflect the increase in our costs. Therefore, operators have not been compensated in a manner allowing them to cover their increased costs fully. This trend led to consolidation in the industry and begun to produce a more favorable pricing environment. As a result, commencing in 1998 and to a greater extent in 2000 through 2004, we have renewed contracts at higher prices.

Tendering Procedures

Under Swedish law implementing European Union directives concerning public procurement, public bus transportation contracts must be awarded on a commercial basis and, subject to limited exceptions, must involve a competitive bidding process.

Typically, following a study of the community’s transportation needs and input from transportation providers, the local public transportation authorities determine the required bus routes, schedules, fares and other requirements. Invitations to tender contain bid information packages which state the specific routes and timetables to be covered by the operator and usually contain requirements regarding bus types, technical standards (seats, age, design, etc.), exterior appearance requirements, the environmental standards (such as types of fuel, emissions standards and requirements for exhaust filters) and quality requirements.

The local public transport authorities are required to follow established criteria for awarding contracts, of which the single most important is typically price. Other factors may be considered, including the cost of adapting to a new operator and the level of service quality. In many cases, local public transport authorities choose to subdivide procurement into a series of contracts, each with a specified portion of a community’s routes to avoid having a single operator dominating a large area.

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

The various criteria set forth in the bid information package, as described in the heading “Tendering Procedures” in this section, become part of the contracts. Bus operators must then seek to comply with these requirements as efficiently as possible. In isolated cases, there are provisions that an incoming operator must purchase used buses from the outgoing operator.

Public transportation contracts in Sweden usually provide for fixed fees to be paid to the operator in return for the contracted bus services, which fees are subject to monthly, quarterly, semi-annual or annual fee adjustments intended to account for changes in costs incurred. At present, contracts with local public transportation authorities that produce a substantial portion of Swebus’ revenues in Sweden contain cost indices based on a consumer price index, although it is becoming increasingly common to negotiate indices which reflect bus industry costs or an index which contains a labor or fuel cost component. Although management believes that Swebus’ indices will match bus operation industry costs more closely than in the past, there can be no assurance this will be the case. See the subheading “Risk Factors—Risks Related to the Company—If indices in our contracts do not reflect our cost increases, our business could be adversely affected.”

Over 90% of the public transport contracts subject to competitive bidding are gross agreements, which means the operator receives a fixed amount (usually per vehicle kilometer) for operating the routes and there is no direct financial benefit to the operator for increasing passenger volumes. The local public transportation authorities retain all ticketing revenues and set the fares.

Express Bus Services

We operate an extensive network of express bus services under the trade name “Swebus Express” which operates under a separate legal entity called “Swebus Express AB” and provides public long distance transportation. In the year ended February 28, 2005, we employed approximately 97 buses on a full time basis for express bus services in Sweden. We operate daily and weekend services throughout Sweden, as well as international routes between Stockholm and Copenhagen. Our express buses covered in aggregate approximately 354,000 kilometers per week during the year ending February 28, 2005, and transported more than 3.0 million passengers last year.

For the year ended February 28, 2005, express bus services in Sweden had total revenue of SEK 337 million. Providing an extensive national network and a seamless mode of transport between a large number of destinations has become Swebus’ main competitive advantage. Swebus Express sells tickets on the buses as well as in advance through ticket agencies. Swebus’ policy is to provide coaches for any passengers who want to travel and who arrive at the applicable embarkation points at scheduled departure times. We do not allocate particular seats for passengers. We offer discounts for children, students and pensioners as well as for all passengers travelling on Mondays to Thursdays inclusive (subject to some exceptions). Management believes that the increase in the amount of pensioner travel on Swebus Express reflects pensioners’ growing demand for inexpensive flexibly scheduled travel.

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

We believe that the express bus service industry will enjoy continued growth as more routes are developed and more passengers appreciate the price competitive service as compared to rail and airline services and, more importantly, the high costs of driving private cars. Based on current demographic trends, we expect that the potential passenger base for express bus services will expand as the number of people engaged in long distance employment or studies increases.

Coach Hire Services

We also operate a coach hire service under the name “Interbus,” which operates under a separate legal entity called “Interbus AB.”  The coach hire market involves providing chartered bus services, as well as daily and weekend excursions, sightseeing tours and special events. Interbus operates a coach hire service business in the Stockholm, Gothenburg and Malmö areas. As of February 28, 2005, Interbus operated approximately 67 full-time coaches and additional express buses as needed.

For the year ended February 28, 2005, we had total third party revenue of SEK 117 million from coach hire services in Sweden. The Swedish coach hire market is concentrated primarily in densely populated areas, such as Stockholm, Gothenburg and Malmö. The customer base for the coach hire market is diverse, ranging from small groups organizing private outings to organizers of major sporting events. During the year we acquired the business FO Resor in order to provide package tours for both groups and individuals.

Interbus’ typical customers include major event planners, corporations and travel agencies. Swebus’ coach fleet size enables it to meet the requirements of a wide range of customers and to manage bus transportation for both small and large events. We are one of a few major operators in Sweden which has the capacity to satisfy larger customers. A significant and growing portion of the coach hire service is related to cruise line operations. Our fleet size improves our competitiveness in this market because cruise ships require operators with significant carrying capacity to ferry people between the ship and the relevant city, or to provide sightseeing tours.

Competition in the Swedish Bus Transportation Market

Contractual Public Bus Transportation

Deregulation has changed the nature of competition in the Swedish bus industry. Over the past several years, the Swedish contractual public bus transportation market has experienced intense price competition. In this competitive pricing environment benefited, large companies with advantages of economies of scale such as Swebus and Connex, have enjoyed expansion at the expense of relatively inefficient larger carriers (including operators owned by the local public transport authorities) and smaller bus operators. As a result of this competition there are currently three large private bus operators.

The Swedish contractual public bus transportation market features a few operators that hold large shares of the market and many small local operators. Management believes that the relative market shares of the three largest Swedish bus operators are Swebus (with approximately 29% of the market), Busslink, (with approximately 16% of the market) and Connex (with approximately 17% of the market). This market share data has been calculated based on the share of total number of buses, according to the SLTP. Swebus, Busslink and Connex are the only national competitors.

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

In general, we believe that we face more competition on tenders that require fewer than 50 buses, as there are more operators capable of servicing such requirements. In the tenders for larger contracts, such as in the major cities, there is generally a maximum of four operators tendering.

Express Bus Services

The express bus market in Sweden is fully open to competition and is highly fragmented. In the year ending February 28, 2005, we had more than 50% market share of the Swedish express bus service market, as measured by kilometers served, according to the SLTF. We operate 97 buses in this market. The next largest operator is Säfflebussen, which operates primarily between Gothenburg and Stockholm and to Oslo. Säfflebussen has a market share exceeding 20%, according to the SLTF. This market share data has been calculated based on the share of total number of buses.

The third largest operator is Svenska Buss, which is a joint venture among seven privately owned bus companies and operates primarily in the south of Sweden. Svenska Buss has a market share of about 10% and operates primarily between Stockholm and several northern cities.

Coach Hire Services

The coach hire market is fully open to competition, and is more fragmented than the contractual public bus transportation market. While we dedicate approximately 67 buses to coach hire services, the market is characterized primarily by small to medium sized operators. The medium sized operators typically have between 10 and 20 buses. The small operators are usually private companies operating up to four buses, where the owners of the buses both drive and maintain the buses themselves. The small operators are cost efficient and highly competitive, but cannot bid for larger contracts due to their limited resources. Within the bus industry, the coach hire market is the segment that is most sensitive to general economic conditions, as tourism and attendance of special events are more directly affected by economic conditions than the basic transportation requirements provided by public contractual bus operators.

Nevertheless, we have been able to adjust the scale of our coach hire operations, so that our operating margins in this segment have been less volatile than revenues in times of downturns.

Insurance

Swebus carries the following types of insurance:  general legal and product liability, property and business travel insurance. Those types of insurance do not cover damages to our own bus fleet. Swebus believes that it carries types and levels of insurance that are consistent with the types and levels carried by other major bus operating companies in Europe. Swebus does not carry business interruption insurance, but this is common for many European businesses, particularly those (like Swebus) in which the risk of major interruption of business is small.

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

Intellectual Property

Swebus has six registered trademarks in Sweden:  “Swebus Express,” “Nepal Resor,” “Resecentrum,” “Fjällexpressen,” “Helsingborgstrafiken,” “Swebus” and our company logo. In addition, “Swebus” is a registered trademark in the European Union.

Legal Proceedings

Swebus has a claim on the CPTA in Stockholm regarding compensation for unfair indexes in some of the contracts, starting from the year 2001. The CPTA has rejected the claim and the case will be tried in the city court in Stockholm.

Drivers and Other Personnel

For the year ended February 28, 2005, we had an average of 5,572 full-time employees in Sweden. Should a company lose a public transportation authorities contract, it is often the case that drivers will move to the company that wins the contract. The incoming operator generally does not need to employ any of these drivers. However, under some circumstances, such as if the new operator hires additional drivers to service the routes on the contract, it must offer to hire from the pool of drivers previously employed by the outgoing operator before hiring elsewhere.

Collective bargaining agreements

The majority of our drivers and maintenance personnel in Sweden are members of trade unions. The principal union to which the drivers and maintenance personnel belong is Svenska Kommunalarbetareföbundet (the Swedish Municipal Workers Union). A small minority of drivers belong to Svenska Transportarbetareföbundet (the Swedish Transportation Workers Union).

In Sweden, wages and general working conditions are generally the subject of nationally negotiated collective bargaining agreements. The collective bargaining agreement generally applicable to our blue collar employees expires on May 31, 2008. A separate collective bargaining agreement normally applies to operations under public tenders.

We believe that our relationships with our employees and unions are good. Swebus has only experienced one industrial disruption in the last five years, in February 1999. This strike was industry-wide in Sweden and lasted for 13 days. See “Risk Factors—Risks Related to the Company—Our employees are heavily unionized. Bargaining power and strikes can hurt our businesses.”

Pensions

In addition to the state sponsored pension scheme, we provide pension benefits, under the terms of our collective bargaining agreements, through two plans:  a defined benefit plan with Alecta covers the majority of our white collar employees; our blue collar employees are covered under a defined contribution plan with Fora.

Property, Plant and Equipment

We currently lease our facilities, the majority of them for use by Swebus. Swebus conducts its bus operations out of a system of 45 depots and 74 parking areas located throughout Sweden. These divide as follows:

•                                      45 depots, which include garages with full maintenance facilities, washing facilities, parking, administrative offices and eating and changing facilities for drivers and mechanics;

•                                      20 sub-depots, which include washing facilities, parking, small administrative offices for payroll disbursement and limited facilities for drivers; and

•                                      74 parking areas with limited staff facilities.

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

Norway

Contractual Public Bus Transportation

SBC is the seventh largest bus operator in Norway, with 379 buses and a market share in southeastern Norway of 20%, based on results of competitive tenders. This market share data has been calculated based on the share of total number of buses, as provided by the relevant CPTA. SBC’s operations generated revenue of SEK 466 million (SEK 379 million) for the year ended February 28, 2005.

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

In 2005, management estimates that the Norwegian market for contractual public bus transportation employed approximately 7,000 buses and amounted to NOK 8.9 billion (SEK 9.9 billion). There are 19 local public transport authorities in Norway each of which is responsible for public bus transportation in one of Norway’s 19 counties.

Regulation

The administration of public transportation in Norway for a particular region is delegated to the relevant local public transportation authorities, which are responsible for planning, pricing and coordinating public transport within their geographical area. Local public transport authorities in Norway may subject bus service procurement to a competitive bidding process, but are not required by law to do so. As of February 28, 2005, only 11 of the 19 local public transport authorities in Norway had opted to use competitive bidding methods as their means of distributing public transportation contracts. SBC expects, however, that further local public transport authorities will follow suit because of the significant cost savings associated with putting a contract up for competitive tender. If competitive bidding is not used, bus operators negotiate with local public transport authorities to provide exclusive service for specific routes for specified periods (up to ten years). Bus operators are aware that if they do not offer competitive prices, the authorities will open bidding either in a formal tendering process or by simply requesting competitors to approach them with offers. The threat of competitive bidding has also increased the bargaining power of the public authorities and caused prices to decrease. The level of public subsidies varies largely from province to province in Norway, and management estimates that the average level of subsidies in Norway is approximately 40%. SBC believes that the general trend is that the level of subsidies is generally decreasing. For further information relating to subsidies, see the subheading “Risk Factors—Risks Related to the Company—The local public transport authorities rely on government subsidies. Removal of these subsidies could drive down local public transportation authorities’ contract fees.”

Competition

In Norway, the public transportation market has begun to experience developments similar to those that have occurred in Sweden. These developments include price competition and consolidation. Nevertheless, the Norwegian bus industry remains fragmented with approximately 227 bus companies operating a total of approximately 7,600 buses in 2004. Almost 60% of Norwegian bus operators had fleets averaging fewer than ten buses. In contrast to Sweden, competitive bidding is not prevalent and has instead been used for smaller contracts to obtain a “signal price,” which is then used as a target for renegotiating the entire contract portfolio.

SBC is a major operator in Southeastern Norway. On a national level, both Norgesbuss AS and Nettbuss AS (owned by Norges Statsbaner BA, the state railway operator) have significantly larger fleets than SBC, but neither of them are dominant in any single region.

Since 1989, contracts with public transport authorities in Norway to provide bus services have been potentially subject to competitive bidding procedures. The ability to compel competitive bidding has increased the bargaining power of the public authorities, particularly in recent periods, and they have been able to obtain price reductions in their contracts with SBC and increased the risk that SBC will lose its contracts for bus routes. For further information about risks relating to our current contracts see “Risk Factors—Risks Related to the Company—If we lose many local public transportation authorities’ contracts as they are renewed or we are unable to win new contracts, our business will be adversely affected. Further, if we experience difficulties in operating under our existing contracts, our business may be adversely affected.”

Operating leases

In order to meet SBC’s requirements for new buses, SBC intends to continue to enter into operating leases. In addition, SBC benefits from a residual value guarantee arrangement for buses purchased from the SchØyen Group on July 1, 1999. SchØyen Group entered into an agreement with Evobus permitting the SchØyen Group to return buses to Evobus according to stipulated residual value schedules (which are subject to adjustments). Evobus has made available all the benefits under this agreement to SBC. The arrangement provides for limitations in specific circumstances on the number of buses that may be returned in any year and on the aggregate number of buses that may be returned in a multi-year period.

Drivers and Other Personnel

For the year ended February 28, 2005, SBC had an average of 611 full-time employees.

Nearly all of SBC’s employees are represented by unions under the terms of industry-wide collective bargaining agreements. All union agreements are renegotiated every two years. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on March 31, 2006.

SBC considers its relations with its employees and the unions to be good.

Environmental Matters and Other Regulations

All persons and entities governed by Norwegian law are obliged to comply with the Norwegian environmental, health and safety acts, regulations and public orders. Health and safety requirements are to a large extent the implementation into Norwegian law of various European Union regulations. The relevant legislation for our operations includes the Pollution and Waste Act 1981, the Worker Protection and Working Environment Act 1977, the Planning and Construction Act 1985, the Fire and Explosion Protection Act 2002 and the Neighbouring Properties Act 1961. These acts, and the connected provisions of orders based on these acts, include provisions regarding environmental permits, emission standards, storage and handling of fuels and other hazardous substances, waste management, technical provisions regarding maintenance of buses and requirements regarding the environmental safety standards of fuel distribution stations.

Legal Proceedings

SBC is not currently involved in any material legal proceedings.

Finland

Contractual Public Bus Transportation

We operate a Finnish public bus transportation business through our principal subsidiary in Finland, Concordia Finland. Concordia Finland is a major bus operator in Finland with approximately 362 buses in operation as of February 28, 2005, and approximately 37 public bus transportation contracts with local public transport authorities. Our Finnish operations generated revenue of SEK 422 million for the year ended February 28, 2005. Concordia Finland operates only in the Finnish contractual public bus transportation sector in the greater Helsinki area in the cities of Helsinki, Vantaa and Espoo, and does not offer either express bus or coach hire services.

Management estimates that in 2004, the Finnish bus market employed approximately 8,800 buses and included approximately 400 operators. The Finnish bus market is well developed in both rural and urban areas. Finland’s geography and low population density make bus transportation very competitively priced as compared to railway services. Additionally, the passenger railway network is centered on Helsinki and is being reduced in rural areas. This situation provides an advantage to bus operators because they can offer bus passengers the possibility to make more convenient cross country trips than on the railways.

The greater Helsinki area, with a total population of approximately one million, is Finland’s largest market for contractual public bus transportation. The greater Helsinki area and Turku are the only markets currently subject to competitive bidding. Significant price pressure has led to consolidation in these areas. Except for the greater Helsinki and Turku areas, local traffic in most cities is largely provided by local operators.

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

Contracts and Contract Tendering

In the YTV region, and other areas in which competitive bidding has been instituted, the contract structure and bidding and procurement procedures closely resembles that of the local public transportation authorities contracts in Sweden described in the subheading “Sweden—Tendering Procedures” and “Sweden—Contracts” in this section. Typically, the public transportation contracts have four to five year terms and under these contracts all ticket revenues are forwarded to the local public transportation authorities and the operator receives fixed fees. The compensation is adjusted periodically by reference to an index intended to cover cost items that relate to the bus transportation industry such as drivers’ wages, cost of buses and fuel.

Drivers and Other Personnel

For the year ended February 28, 2005, Concordia Finland had an average of 766 employees.

All of Concordia Finland’s employees are represented by unions under the terms of industry-wide collective bargaining agreements. The largest collective bargaining agreement, which covers drivers and maintenance personnel, expires on February 1, 2006.

Concordia Finland considers its relations with its employees and the unions to be good. See “Risk Factors—Risks Related to the Company—Our employees are heavily unionized. Bargaining power and strikes can hurt our business.”

Environmental Regulation and Other Regulations

Concordia Bus Finland is required to comply with the Finnish environmental, health and safety regulation, a large part of which originates from the European Union regulations implemented into Finnish law. The applicable legislation (i.e. the Environmental Protection Act and the Environmental Protection Decree, the Chemicals Act and the related regulations, and the Waste Act) and other regulations include provisions regarding environmental permits, emission standards, storage and handling of fuels and other hazardous substances, waste management, technical provisions regarding maintenance of buses and requirements regarding the environmental safety standard of fuel distribution stations.

In addition, the public transportation contracts entered into with various public entities in the Helsinki area provide that the buses have to fulfil, certain technical and other requirements.

Legal Proceedings

Concordia Finland is not currently involved in on-going legal proceedings.

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

We have entered into operating lease agreements to finance a portion of our bus fleet. As of February 28, 2005, 1,470 of our 3,730 buses were financed through operating lease arrangements. The net present value of outstanding obligations for buses as of February 28, 2005, was SEK 829 million (the net present value of our outstanding obligations under leases relating to real estate as of February 28, 2005, was SEK 46 million).

The large majority of lease terms for buses include residual value guarantees from the bus manufacturer, whereby we retain an option to return the buses to the manufacturer without cost to us. The number of buses that can be returned under these agreements is subject to certain limitations.

The structure of the lease contract is such that at the inception of a new lease contract, the leasing fee is established based on the purchase price paid by the lessor and the residual value agreed with the manufacturer for the period of the lease. At the end of each leasing contract period each leasing contract can be renewed or terminated. The lease payments for the second leasing period are always at terms based on the fair value at the date of the extension which are usually lower than the payments during the initial term. If we are successful in renewing or extending a local public transportation authority contract, our leasing contract can be renewed at terms based on the fair value at the date of the extension. This is likely to result in lease payments which are substantially lower than the payments during the initial term.

We centralize our fuel purchases in order to benefit from bulk purchases. We obtain most of our diesel fuel requirements from a single major petroleum company in the Nordic region. In the year ended February 28, 2005, we used approximately 97 million litres of diesel fuel. Our contract with this supplier currently ends June 30, 2006, but will automatically renew for two years unless notice is provided by either party three months prior to the end date. The price is based on the prevailing spot price for diesel fuel at the time of purchase. In addition, we hedge a portion of our diesel fuel purchases.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk—Fuel Prices”. We believe that, if necessary, we could find an alternative supplier for our diesel fuel requirements. However during the quarter ended February 28, 2005, none of Concordia’s fuel usage was hedged through diesel swaps.

We rent our tires from Michelin. Rental fees are charged on a per kilometer basis. Michelin provides all necessary maintenance with respect to the tires. Our current contract with Michelin expires December 31, 2008. Under the contract, Michelin is required to supply us with all the tires that we may require for our buses. We believe that, if necessary, we could find an alternative supplier of tires for our buses.

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

We are in the final stages of implementing OMS, our Operational Management System. We have in place a “production barometer,” a system which enables us to examine production activity at each of our locations on a day by day basis against budgeted hours.

C.                                    Organizational Structure

The following chart sets forth the current corporate structure of Concordia.

(a)

Prior to the Restructuring and during the fiscal year ended February 28, 2005, 51.00% of the shares of Concordia Bus Holding AB (publ) were owned by Bus Holdings sarl, an affiliate of Goldman Sachs International, 1.85% were owned by management and 47.15% were owned by the Schøyen Group. Furthermore, prior to the Restructuring, underthe terms of a management services agreement, Concordia Bus Management AS agreed with Concordia Bus BV to provide specific management services to Concordia Bus BV and its subsidiaries until February 28, 2005. That agreement ended on February 28, 2005 and since then we have been managed by our own employees.

(b)

Pursuant to an intercompany loan agreement entered into on February 28, 2002, as amended and restated on January 16, 2004 and again on July 22, 2005, Concordia provides a shareholder loan (the “Subordinated Shareholder Loan”) to Concordia Bus Nordic originally in the amount of SEK 501 million in aggregate principal amount, comprising a portion of the net proceeds of the Senior Subordinated Notes issued in 2002. The most recent amendment novated the Subordinated Shareholder Loan to Concordia Bus Nordic Holding and as of February 28, 2005, the outstanding amount was SEK 167 million. The terms of this Subordinated Shareholder Loan, as so amended and restated, provide that (i) interest accrues at a rate of 11% per annum, (ii) the loan is payable on demand and (iii) payments are subordinated to Concordia Bus Nordic’s obligations under the Senior Secured Notes. In addition to the Subordinated Shareholder Loan, Concordia Bus Nordic owes Concordia SEK 125 million in connection with other liabilities for a net outstanding liability of SEK 292 million.  All intercompany loans have been eliminated in the consolidated accounts of Concordia Bus AB.

(c)

The Senior Secured Notes benefit from (i) a pledge by Concordia Bus Nordic Holding of the shares in Concordia Bus Nordic, (ii) a pledge by Concordia Bus Nordic of the shares of all of its operating subsidiaries, (iii) certain other security, including a pledge by Swebus Busco AB of all of the buses it owns (with a book value at February 28, 2005, of approximately SEK 1 billion), which represents substantially all of the tangible fixed assets of Concordia and its operating subsidiaries, and a pledge by Swebus AB of a floating charge over its assets securing an amount up to SEK 115 million and (iv) a pledge by Concordia Bus Nordic of certain secured intercompany loans to Swebus AB and Swebus Busco AB, in the amounts of SEK 200 million and SEK 800 million, respectively, pursuant to which a second ranking security interest over certain assets of those Guarantors has been granted to Concordia Bus Nordic. The indenture in respect of the Senior Secured Notes includes certain intercreditor arrangements between Concordia Bus Nordic and the trustee with respect to the collateral securitising such intercompany loans. The laws of certain jurisdictions may limit recovery over security constituting the collateral.

(d)

Holding, Swebus AB, Swebus Busco AB, Swebus Express AB, Interbus AB, Ingeni or M.O., Schoyens Bilcentraler AS, Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Malmfältens Omnibus AB and Enköping-Bõlsta Fastighetsbolag AB.

(e)

These companies are dormant and have no material assets. As Concordia has designated Arlanda Buss AB, Billingens Trafik AB, Enköping-Bõlsta Trafik AB, Gälve Trafik AB, Hälsinge Wasatrafik AB, AB Härnösandsbuss, Karlstadsbuss AB, AB Kristinehamns Omnibusstrafik, Saltsjöbuss AB, Swebus Service AB, Swebus Västerõs AB, Tumlare Buss AB, Wasabuss AB and Wasatrafik AB as unrestricted subsidiaries these companies do not guarantee the Senior Secured Notes.

D.                                    Property, Plants and Equipment

Concordia operated 3,730 buses at February 28, 2005, of which 1,470 were operated under operating lease agreements with the other 2,260 buses being either legally owned by Concordia or operated under financing lease agreements. At February 28, 2005 we operated 2,989 buses, 379 buses and 362 buses in Sweden, Norway and Finland, respectively.

At February 29, 2004, we operated 3,156 buses, 405 buses (of these 405 buses, 94 had been purchased pursuant to a contract entered into in January of 2004 and included in the February 2004 year end totals, though these 94 buses were not delivered to SBC until March of 2004) and 347 buses in Sweden, Norway and Finland, respectively.

As of February 28, 2003 Concordia’s bus fleet consisted of a total of 3,949 buses, of which 1,156 buses were under operating leasing arrangements and 2,793 were owned or under finance leases.

The average age of our fleet was ten years for buses owned by Concordia or operated under finance lease agreements and four years for buses operated under operating lease agreements for the fiscal year ended February 28, 2005, ten years for buses owned by Concordia or operated under finance lease agreements and three years for buses operated under operating lease agreements for the fiscal year and ended February 29, 2004 and nine years for buses owned by Concordia or operated under finance lease agreements and two years for buses operated under operating lease agreements for the fiscal year ended February 28, 2003.

Those of our buses which are subject to operating lease agreements are also subject to residual value guarantees from our bus suppliers, Volvo and Mercedes/SETRA. The residual value guarantees enable Concordia to return those buses to our suppliers at no further cost to us at the end of the first lease period of the operating lease agreement. The first lease period must be at least 48 months for Mercedes/SETRA buses and at least 60 months for Volvo buses.

The return conditions, stated in the residual value guarantees, include that the buses must be in roadworthy condition and fulfill a kilometer allowance. If the buses do not meet these conditions, Concordia may have to compensate the suppliers for the extra cost.

The residual value guarantees also include a limitation regarding the number of buses that can be returned to the suppliers. For Volvo buses, the return is limited to a total number of vehicles per calendar year corresponding to 30 percent of the average purchases of new Volvo buses during the past three calendar years. For Mercedes/SETRA buses the return of buses is limited to the annual average (20% of the overall amount) per year of the deliveries of Mercedes/SETRA buses between 2000 and 2004. The Mercedes/SERTA buses are provided pursuant to the Evobus framework agreement.

We currently lease our facilities, the majority of them for use by Swebus. Swebus conducts its bus operations out of a system of 45 depots and 74 parking areas located throughout Sweden. These divide as follows:

•                                        45 depots, which include garages with full maintenance facilities, washing facilities, parking, administrative offices and eating and changing facilities for drivers and mechanics;

•                                        20 sub-depots, which include washing facilities, parking, small administrative offices for payroll disbursement and limited facilities for drivers; and

•                                        74 parking areas with limited staff facilities.

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

Concordia has no material properties in Norway or Finland.

Item 4A.  Unresolved Staff Comments

None.

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

The Restructuring of Concordia’s Senior Subordinated Notes occurred on October 4, 2005.  Holders of 99.91% in aggregate principal amount of the Senior Subordinated Notes received equity in Concordia in exchange for releasing Concordia from all claims they had under the Senior Subordinated Notes.  As a result, as of October 4, 2005, 97.5% of the issued ordinary share capital of Concordia is held by former holders of Concordia’s Senior Subordinated Notes.  In connection with the Restructuring, Cocncordia has borrowed €45,000,000 under the Mezzanine Facility, of which approximately €38,000,000 has been contributed to Concordia Bus Nordic as an equity capital contribution to pay for the expenses of the Restructuring and to cover its capital needs.  The remaining amount has been used to cover restructuring expenses.

We provide public bus transportation services in Sweden, Norway and Finland, through our three main operating subsidiaries:  Swebus, SBC and Concordia Finland, respectively. We also provide express bus and coach hire services. In Sweden, as of February 28, 2005, we operated 2,989 buses, and are the largest operator through Swebus, with an estimated market share of approximately 29% of the public bus transportation market (measured by the number of buses in operation). This market share data has been calculated based on the share of total number of buses, as provided by the CPTA. In Norway, as of February 28, 2005, SBC operated approximately 379 buses and has an estimated 20% market share of the public bus transportation market in southeastern Norway, which includes Oslo and neighboring cities. This market share data has been calculated based on the share of total number of buses, as provided by the CPTA. In Finland, as of February 28, 2005, Concordia Finland operated 362 buses and is the second largest operator in the greater Helsinki area with a market share of 24%. This market share data has been calculated based on the relative numbers of contract kilometers. This information is made available at each tendering.

The operating results for Concordia during the fiscal years 2003 to 2005 have been negative, mostly due to loss making contracts in the CPTA segment. The consolidated statements of operations for Concordia for the year ended February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004–February 28, 2005 have not been sufficient to cover costs. Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure and certain changes in the capital structures. Changes in operations and administrative structure are made to improve traffic planning and make the usage of buses and staff more efficient.

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

One of our significant assets is our goodwill in our subsidiary SBC. If future cash flows do not develop favorably, there is a risk that goodwill may be impaired and need to be written-down. Goodwill is accounted for in accordance with Swedish GAAP which in certain areas differs from US GAAP. Please see Note 32 item (a), “Goodwill amortization,” to the consolidated financial statements of Holding filed as part of this annual report for a description of those differences.

In addition to goodwill, we also have significant investments in buses. As of February 28, 2005, the carrying value of buses was SEK 1,228 million. The depreciation of these buses is based on a straight-line basis over their estimated useful lives, which range from three to 14 years depending on the type of bus. Recoverability of these assets being held and used is measured by a comparison of the carrying amount of the asset to the future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment loss recognized is measured as the amount by which the carrying value of the asset exceeds the fair value of the asset. If we are not successful in renewing our contracts at a level that keeps our buses in service, we may have excess bus capacity and therefore may desire to sell these buses to third parties. In such a situation the carrying value of these buses may exceed the amount that can be recovered in a sales transaction.

Loss making contracts.

Most of our contracts are five to eight year contracts with municipalities to provide bus services in a particular area. Under the terms of these contracts, revenues are generally indexed at a rate corresponding to a consumer price index or a price index which more closely corresponds to the company’s actual cost structure in providing its services, such as an index that considers the significance of changes in diesel prices, payroll costs and other expenses. Due to the fact that the contracted price level on some of our older contracts has proven to be too low to fully cover the costs of those contracts, certain contracts have become loss making. Provisions have been recorded on an individual CPTA basis. We may be required to record additional provisions for loss making contracts in the future if the increase in revenue from the underlying contracts does not offset the actual increase in costs.

Deferred income taxes.

Considering our recent history of losses, we have not recorded any deferred tax asset for our operating loss carry forward, or temporary tax differences.

Going Concern Matters

Concordia has over time accumulated significant losses, whereby shareholder equity has become negative and cash and bank balances have decreased, even though additional cash was contributed through the refinancing project consummated in February 2004 and through the Restructuring.  The Concordia Bus group long-term ability to continue its operations is dependent on a successful tendering process and continuing cost cutting initiatives as well as an improvement in cash flows.  The consolidated statements of operations for the year ended February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover Concordia’s costs. The management of Concordia believes that now that the Restructuring has been consummated Concordia will be able to continue as a going concern primarily as a result of reduction of the Concordia Bus group’s total indebtedness and consequently  improvement in Concordia’s cash flow used in financing activities. Furthermore, Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing.

Prior to the Restructuring, and for the fiscal year ending February 28, 2005, the Company was highly leveraged as a result of the Senior Subordinated Notes and the Senior Secured Notes outstanding.  However, on October 4, 2005 holders of 99.91% in aggregate principal amount of the Senior Subordinated Notes received equity in Concordia in exchange for releasing Concordia from all claims they had under the Senior Subordinated Notes as part of the Restructuring. As a result, as of October 4, 2005, 97.5% of the issued ordinary share capital was held by former holders of Concordia’s Senior Subordinated Notes. In connection with the Restructuring, Concordia Bus AB has borrowed €45,000,000 under the Mezzanine Facility of which approximately €38,000,000 has been contributed to Concordia Bus Nordic as an equity capital contribution to pay for the expenses of the Restructuring and to cover its capital needs. The remaining amount has been used to cover restructuring expenses.

Since the Restructuring, the Company remains highly leveraged as a result of the Senior Secured Notes outstanding, the Mezzanine Facility and significant operational lease obligations. This leverage has and will put additional pressure on the Company’s cash flows and limits the Company’s ability to seek additional external funds. Existing cash and bank balances are not expected to be sufficient to cover future cash needs for potential operating losses, normal capital expenditures, mandatory interest payments and amortization on debt owed.

As of February 28, 2005, Concordia had approximately SEK 1.188 million of long-term debt due to third parties, including the Senior Secured Notes and long term finance lease obligations but excluding operating lease obligations and excluding Senior Subordinated Notes of SEK 1.448 million, which are classified as short term. As of November 30, 2005, Concordia had approximately SEK 1.691 million of long-term debt due to third parties, including the Senior Secured Notes, the Mezzanine Facility and long term finance lease obligations but excluding operating lease obligations. Its ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore its ability to service its existing debt is dependent on the ability to transfer profit from Concordia Bus Nordic to Concordia. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits its ability to receive dividends from subsidiaries.

The accompanying financial statements of Concordia (included elsewhere in this Annual Report on Form 20-F) have been prepared assuming that Concordia and its subsidiaries will be successful in their initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These accompanying financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia Bus Nordic will be in compliance with its covenants associated with its Senior Secured Notes, and (ii) Concordia will not become insolvent or bankrupt. If Concordia Bus Nordic were to be in breach of one or more of those covenants, and if the lenders so elected, the €130,000,000 Senior Secured Notes, which are classified as long term as of February 28, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the Senior Secured Notes following a default, all or part of the leasing contracts covering a significant portion of Concordia’s leases may be terminated at the option of the lessor. This could have a material adverse effect on Concordia’s business.

New Accounting Principles in 2005 for Swedish GAAP

During the year ended February 28, 2005, the recommendation Employee Benefits (RR 29) issued by the Swedish Financial Accounting Standards Council, became effective. The change has positively affected consolidated equity as of March 1, 2004 by SEK 5 million, net of deferred taxes.

International Financial Reporting Standards

Effective January 1, 2005, all listed European Union companies are required to present their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). The latest date for transitioning for Concordia will be the year ended February 28, 2007, which means that the first full set of financial statements will be the Company’s financial reports for the year ending February 29, 2008.

Concordia is currently in the process of assessing the implications of the adoption of IFRS. The impact that these new standards will have on the Company’s net loss and financial position has not yet been assessed.

Major disclosure differences based on the current IFRS status relate to the following areas:  judgments, assumptions, risks and information regarding acquisition of companies. Major accounting differences based on the current IFRS status includes, but are not limited to, the following areas:

•                  Intangible assets—Goodwill amortization will no longer be allowed;

•                  Share based payment—The fair value of awards is recognized in equity at the grant date and expensed during the vesting period;

•                  Financial instruments—In general, to be reported at fair value and depending on classification, to be taken either through the income statement or directly to shareholders’ equity;

•                  Component method of depreciation.

New Accounting Principles in 2005 for US GAAP

Consolidation of Variable Interest Entities

In December 2003, the U.S. Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities,” (“FIN 46R”) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, an entity must consolidate any variable interest entity in which the entity holds variable interests and is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted during the year ended February 29, 2004, while other portions were required to be adopted during the year ended February 28, 2005 under the transition rules. The adoption of the remaining provisions of FIN 46R during the year ended February 28, 2005 did not have a significant effect on our consolidated financial position or results of operations reported in accordance with US GAAP.

In May 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”), providing further guidance on how to account for multiple element contracts. EITF 00-21 was effective for all arrangements entered into by us on or after March 1, 2004. The adoption of the EITF 00-21 during the year ended February 28, 2005 did not have a significant effect on our consolidated financial position or results of operations reported in accordance with US GAAP.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets—an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for us in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for US GAAP purposes.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by us on or after March 1, 2006 for US GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.

Results of Operations

The following table sets forth Concordia’s results of operations for the years indicated in terms of amounts as well as a percentage of net revenues.

	Year ended February 28, 2005		Year ended February 29, 2004		Year ended February 28, 2003
	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Net revenue	4,812	100.0	4,761	100.0	4,758	100.0
Operating costs (a)	(4,747)	98.6	(4,559)	95.8	(4,522)	95.0
Depreciation and amortization	(381)	7.9	(363)	7.6	(404)	8.5
Gain (loss) on sale of fixed assets	4	0.1	6	0.1	(4)	0.1
Operating loss	(312)	6.5	(155)	3.3	(172)	3.6
Financial expenses, net	(250)	5.2	(308)	6.5	(255)	5.4
Income tax benefit	2	0.0	54	1.1	83	1.7
Net loss	(560)	11.6	(409)	8.6	(344)	7.2

	As at and for the Year ended February 28, 2005	As for the Year ended February 29, 2004	As for the Year ended February 28, 2003
		SEK	SEK
Fuel, tires and other consumables	(989)	(929)	(919)
Other external costs	(1,152)	(1,019)	(1,006)
Personnel costs	(2,606)	(2,611)	(2,597)
Total operating expenses	(4,747)	(4,559)	(4,522)

The following table sets forth Concordia’s revenues, in terms of amounts as well as a percentage of total revenues, and operating income (loss), in terms of amounts and as a percentage of total operating loss, on the basis of each of its businesses:

	Year ended February 28, 2005		Year ended February 29, 2004		Year ended February 28, 2003
	Amount	%	Amount	%	Amount	%
	(in millions of SEK, except percentages)
Revenues:
Bus services for local public transportation authorities	4,306	89.5	4,279	89.9	4,294	90.2
Express bus operations	337	7.0	327	6.9	295	6.2
Coach hire operations	142	2.9	137	2.9	153	3.2
Other	27	0.6	18	0.3	16	0.3
Total revenues	4,812	100.0	4,761	100.0	4,758	100.0
Operating income (loss):
Bus services for local public transportation authorities	(201)	—	(119)	—	(113)	—
Express bus operations	26	—	31	—	22	—
Coach hire operations	3	—	2	—	4	—
Other	(139)	—	(69)	—	(85)	—
Total operating loss	(312)	—	(155)		(172)	—

Year ended February 28, 2005 compared to year ended February 29, 2004

The following section provides an analysis of our results of operations between the actual numbers for the year March 1, 2004 - February 28, 2005 as compared with year March 1, 2003 - February 29, 2004.

Revenues

Revenues increased SEK 51 million or 1% from SEK 4,761 million for the year ended February 29, 2004 to SEK 4,812 million for the year ended February 28, 2005.

Revenues from the provision of bus services for local public transportation authorities increased by SEK 30 million, or 1%, from SEK 4,242 million for the year ended February 29, 2004 to SEK 4,272 million for the year ended February 28, 2005. The increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 411 million which was offset by the impact from lost contracts of SEK 410 million and a strike in Finland in November 2004 that caused a loss of revenues of SEK 13 million during the year ended February 28, 2005. In the fiscal year 2004 we had a retroactive compensation from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004. The net impact from the volume and price changes on the existing contracts was positive by SEK 70 million during the year ended February 28, 2005.

Revenues from express bus services increased by SEK 10 million, or 3%, from SEK 327 million for the year ended February 29, 2004 to SEK 337 million for the year ended February 28, 2005. This increase is largely due to a higher yield from passenger tickets of SEK 5 million, attributable to an increase in passenger traffic of SEK 2 million and an increase in prices of SEK 3 million.

Revenues from coach hire services increased by SEK 7 million, or 6%, from SEK 110 million for the year ended February 29, 2004 to SEK 117 million for the year ended February 28, 2005. The revenue increase is mainly due to the acquisition of the companies FO Resor and Marstrand Hermansby Buss, which increased revenue by SEK 9 million.

Other revenue increased by SEK 4 million from SEK 82 million for the year ended February 29, 2004, to SEK 86 million for the year ended February 28, 2005. Other revenue largely consist of sales of diesel fuel, and maintenance and repair services to third parties.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs for bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs. Operating other external costs also include operating lease charges. Operating costs increased by SEK 188 million, or 4%, from SEK 4,554 for the year ended February 29, 2004 to SEK 4,747 million for the year ended February 28, 2005. This increase was due to a number of factors, which are explained below.

Fuel, tires and other consumable costs have increased by SEK 60 million or 6% to SEK 989 million for the year ended February 28, 2005 from SEK 929 million for the year ended February 29, 2004. The increase is largely due to a high diesel price during the second and third quarter resulting in increased fuel costs of SEK 50 million, partially offset by reduced number of kilometers driven causing a reduced cost of SEK 17 million. The increase was also due to higher maintenance costs of total SEK 22 million and due to a SEK 5 million increase in costs of washing and cleaning.

Personnel costs decreased by SEK 5 million or 0.2% to SEK 2,606 million for the year ended February 28, 2005 compared to SEK 2,611 million for the year ended February 29, 2004. The decrease mainly resulted from a reduction of drivers due to net loss of number of contracts and productivity improvements of SEK 108 million and a reduction of pension costs due to lower pension premiums of SEK 22 million. This was offset by an effective increase in salary of SEK 83 million and social charges of SEK 35 million. In addition, the restructuring of Concordia Bus resulted in a provision for personnel costs of SEK 7 million.

Operating lease charges increased by SEK 40 million, or 10%, from SEK 388 million for the year ended February 29, 2004 to SEK 428 for the year ended February 28, 2005. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,470 as of February 28, 2005, compared to 1,317 as of February 29, 2004.

Other external costs increased by SEK 95 million to SEK 724 million for the year ended February 28, 2005 from SEK 629 million for the year ended February 29, 2004. This was mainly due to costs related to the restructuring of Concordia Bus which accounted for other external costs of SEK 133 million. The costs connected to the proposed restructuring of Concordia Bus contain provision for claim on CPTA of SEK 73 million, bad debt provision of receivable due from parent and management company of SEK 33 million and professional fees of SEK 27 million. We also had increased damage and other operational costs of SEK 18 million. This was offset by utilization of provisions for loss making contracts which was lower by SEK 59 million for the year ended February 28, 2005.

Depreciation; Amortization and Write-down

Depreciation and amortization charges comprise principally the depreciation of buses and other vehicles but also relate to the depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is also included. Depreciation and amortization costs increased by SEK 18 million, or 5%, from SEK 363 million for the year ended February 29, 2004 to SEK 381 million for the year ended February 28, 2005 principally as a result of the write-down of buses in the year-end of SEK 42 million, offset by a shift from owned buses to a larger number of leased buses. Total goodwill amortization remained constant at SEK 45 million for the year ended February 28, 2005 and for the year ended February 29, 2004.

Operating profit/loss

Operating loss was SEK 312 million for the year ended February 28, 2005, compared to an operating loss of SEK 155 million for the year ended February 29, 2004.

Operating loss from bus operations for local public transportation authorities was SEK 201 million for the year ended February 28, 2005, compared to an operating loss of SEK 119 million for the year ended February 29, 2004, mainly due to higher fuel costs, increased operating lease charges and costs in connection with the restructuring of Concordia Bus.

Operating profit from express bus services decreased by SEK 5 million to SEK 29 million for the year ended February 28, 2005 compared to SEK 33 million for the year ended February 29, 2004.

Operating profit from coach hire services was SEK 3 million for the year ended February 28, 2005, compared to an operating profit of SEK 2 million for the year ended February 29, 2004.

Head office costs and other items increased from SEK 69 million for the year ended February 29, 2004, to SEK 139 million for the year ended February 28, 2005, mainly due to costs in connection with the restructuring of Concordia Bus.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from loans made by banks and other financial indebtedness. Financial income and expenses decreased by SEK 58 million from a financial income and expense of SEK 308 million for the year ended February 29, 2004 to SEK 250 million for the year ended February 28, 2005.

This decrease was due to increased foreign exchange gains of SEK 68 million and a write-off of deferred financing costs by SEK 23 million and exit costs for EUR-hedges by SEK 13 million related to senior debt and the refinancing of syndicated loans with secured senior notes at 9.125% in January 2004.  This was offset by higher interest costs of SEK 41 million and other financial charges of SEK 5 million.

Taxes

The standard rate of taxation is 28%. Concordia Bus did not pay any taxes for the year ended February 28, 2005 .  The effective tax rate for the year ended February 28, 2005 was 0%. This effective tax rate resulted from amortization of goodwill (8%) and valuation allowance of net operating losses (20%).

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

Operating lease charges increased by SEK 38 million, or 11%, from SEK 350 million for the year ended February 28, 2003 to SEK 388 million for the year ended February 29, 2004. This increase was principally a result of our increased use of operating leases for buses. The total number of buses under operating leases was 1,317 as of February 29, 2004, compared to 1,156 as of February 28, 2003.

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

Taxes

No income taxes were paid during the years ended February 29, 2004 and February 28, 2003. The statutory rate of taxation in Sweden is 28%. However, Concordia recorded income tax benefits of SEK 54 million for the year ended February 29, 2004, reflecting an effective tax rate 12%, compared to income tax benefits of SEK 83 million for the year ended February 28, 2003, reflecting an effective tax rate of 19%. The reason for the change in the effective tax rate between the two fiscal years is due to the fact that Concordia was forced to record lower tax benefits for the year ended February 29, 2004 due to Concordia’s inability to use these tax benefits in the future.

The effective tax rate of 12% for the year ended February 29, 2004 differed from the statutory rate of 28% due to the fact that goodwill amortization was not tax deductible, decreasing the effective tax rate by 3% and valuation allowances recognized on tax loss carryforwards of 13%.

Market Risk

We currently have no hedges in place for diesel fuel costs for the period from March 1, 2005, to February 28, 2006. However some protection is provided through the diesel fuel price indexation provisions in many of our contracts, covering approximately 55% of our projected diesel fuel costs in fiscal year 2006. See “—Quantitative and Qualitative Disclosure About Market Risk—Fuel Prices.”

As of the date hereof, SEK 1,691 million of our loans were denominated in euros. See “—Quantitative and Qualitative Disclosures About Market Risk—Interest Rates” and “—Foreign Exchange.”

Many of our contracts are with local public transport authorities which rely on government subsidies for funding. Many European countries have sought to reduce subsidies in recent years. Should Sweden, Norway or Finland more aggressively seek to reduce subsidies, fees from local public transportation authorities contracts may decrease, and local public transportation authorities could seek to renegotiate the scope of existing contracts. A decision to reduce subsidies could have an adverse effect on potential fees under local public transportation authorities contracts.

Inflation had no material impact on our operations during the year ended February 28, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

B.                                    Liquidity and Capital Resources

Historically, our liquidity requirements arise primarily from our need to fund lease payments, purchase buses, service our debt obligations, fund our working capital requirements and expand our business.

For the next twelve months, beginning March 1, 2005, our expected funds needed for lease payments (financial and operational) amount to SEK 418 million, for bus purchases SEK 33 million and for interest payments on our own debt of SEK 108 million. Furthermore, we have significant cash requirements in order to service our indebtedness, including the Mezzanine Facility and the Senior Secured Notes.  Concordia expects that its working capital requirements during the 2006 fiscal year will not be materially significant. However, our short-term liquidity requirements can fluctuate by up to SEK 200 million from month-to-month. We have historically relied upon cash generated from operations and capital contributions from our parent Holding. As we are a holding company, our principal asset is our investment in our subsidiaries. We conduct no business or operations except through direct and indirect subsidiaries.

Following the issuance of the Senior Secured Notes in January 2004, our indebtedness and debt service obligations increased significantly.  Although the Restructuring, in which 99.91% of our Senior Subordinated Notes on October 4, 2005 were converted into equity, reduced our indebtedness, in connection with that Restructuring we acquired €45,000,000 of indebtedness under the Mezzanine Facility.

Historical Cash Flow

Net cash flows provided by/used in operations

Net cash flows from operating activities was negative SEK 98 million for the year ended February 28, 2005, compared to positive cash flow from operating activities of SEK 7 million for the year ended February 29, 2004. The difference was mainly due to higher fuel prices in operations of SEK 33 million, payment of SEK 15 million in restructuring fees in the last quarter. We also had a retroactive compensation adjustment from the Stockholm CPTA in May 2003 of SEK 28 million as a result of a law requiring more frequent breaks for drivers, which had a positive impact on the year ended February 29, 2004.

Net cash flows from operating activities decreased to SEK 7 million for the year ended February 29, 2004 compared with SEK 15 million for the year ended February 28, 2003.

Net cash flows provided by/used in investing activities

Net cash flows from investing activities was negative SEK 63 million for the year ended February 28, 2005, compared with negative SEK 11 million for the year ended February 29, 2004. Investments in tangible fixed assets were SEK 112 million for the year ended February 28, 2005, compared to SEK 32 million for the year ended February 29, 2004. Of the total capital expenditure SEK 29 million was attributable to purchase of used buses in relation to a new tender in Hedmark, which started in April 2004, SEK 23 million relate to purchase of used buses for the Skaraborg region, and SEK 13 million are attributable to buses we have purchased and sold during the year. SEK 11 million was attributable to purchase of buses within a new business in Interbus. The remaining capital expenditure was for purchase of equipment in Sweden and Norway. During the year ended February 28, 2005 we sold buses for SEK 44 million, of which SEK 13 million were purchased and sold during the same year. We have also sold apartments in Finland for SEK 10 million.

Net cash flows from investing activities increased to negative SEK 11 for the year ended February 29, 2004 compared with negative SEK 136 million for the year ended February 28, 2003. Investments in tangible fixed assets were SEK 32 million for the 2004 financial year, compared to SEK 216 million for the 2003 financial year. The high capital expenditures in the 2003 financial year are primarily due to a SEK 151 million investment in buses for the new Stockholm contracts during the first quarter of that financial year. During the financial year ended February 29, 2004, asset sales proceeds of SEK 21 million were generated from the sale of used buses.

Net cash flows provided by/used in financing activities

Net cash flows from financing activities decreased to negative SEK 8 million for the year ended February 28, 2005 from SEK 153 million for the year ended February 29, 2004. This decrease was primarily the result of receiving the proceeds of the Senior Notes in the 2004 financial year, net of repaying the senior bank facilities. Except for paying costs incurred in connection with the refinancing, the net proceeds were used to invest in additional buses in fiscal year 2005.

Net cash flows from financing activities increased to SEK 153 million for the financial year ended February 29, 2004 from negative SEK 99 million for the year ended February 28, 2003. This increase was primarily the result of receiving the proceeds of the Senior Notes discussed above.

Debt

As of February 28, 2005 we had total net indebtedness, as defined in footnote 21 of the financial statement, of SEK 2,644 million.

The outstanding amount of the Senior Secured Notes and the Senior Subordinated Notes as of February 28, 2005 was €130 million (SEK 1,176 million), and €160 million (SEK 1,448 million), respectively. The Senior Secured Notes will mature on August 1, 2009 and carry a fixed interest rate of 9.125% per annum, the Senior Subordinated Notes will mature on August 15, 2010, and carry a fixed interest rate of 11% per annum.  However, as a result of the Restructuring, 99.91% of the aggregate principal amount of the Senior Subordinated Notes was converted into equity and only €145,000 in aggregate principal amount remains outstanding.  In connection with the Restructuring, Concordia acquired €45,000,000 of indebtedness under the Mezzanine Facility.

The Senior Secured Notes and the Mezzanine Facility restrict, and in some cases prohibit, among other things, our and our subsidiaries’ ability to incur additional debt, make prepayments of certain debt, pay dividends, make investments, engage in transactions with affiliates, issue capital stock, create liens, sell assets, significantly alter the focus and structure of their business and engage in mergers and consolidations. Certain of these limitations could impair our operations and limit our ability to implement certain of our strategies. Concordia and its subsidiaries may not incur additional debt, except in certain limited circumstances, unless it meets a coverage ratio test that has not been met by the Concordia group for several years. Continued inability to meet this test inhibits our ability to acquire funding, which may limit our ability to take advantage of possible opportunities. Concordia and its subsidiaries may not prepay or retire indebtedness, except in certain limited circumstances, which could inhibit our ability to take advantage of changes in market interest rates or other favorable market conditions. Other covenants narrow the scope of investments Concordia and its subsidiaries may make, which could inhibit our ability to pursue possible opportunities. Concordia and its subsidiaries also face certain restrictions on their ability to create liens on or sell its assets, further limiting access to possible funding sources. Concordia and its subsidiaries may not significantly alter the focus and structure of its business, which could limit our ability to diversify our lines of business. Lastly, failure to comply with these covenants could result in a default under the Senior Secured Notes, which in turn could result in an event of default under our other indebtedness, or an event of default under the Mezzanine Facility.

We have entered into foreign exchange hedging arrangements in accordance with the terms of its hedge policy. See the sub-heading “Foreign Exchange” in the section ”Quantitative and Qualitative Disclosure about Market Risk.”

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 6% of the operating lease exposure is covered by our interest caps and swaps.

Leases

We have entered into operating lease agreements covering a portion of our bus fleet. As of February 28, 2005, 1,470 of our 3,730 buses were under operating lease arrangements. The net present value of outstanding obligations for buses as of February 28, 2005, was SEK 829 million (the net present value of our outstanding obligations under leases relating to real estate as of February 28, 2005, was SEK 46 million).

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

In a situation where we are not able to pay outstanding lease fees, the lessor has the right to retain the buses at our expense and also obtain additional compensation based on the outstanding leasing fees at the time when the non-payment situation occurred. Further, in the event of an acceleration under the Senior Notes following a default, all or part of the leasing contracts covering a significant portion of our leases may be terminated at the option of the lessor. This could have a material adverse effect on our business.

We have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 6% of the operating lease exposure is covered by our interest caps and swaps.

C.                                    Research and Development, Patents, Licences, etc.

Not applicable.

D.                                    Trend Information

During the year ended February 28, 2005, we submitted tenders for 1,027 out of the 1,442 buses that were open for competitive tenders, which included contracts for routes where we already operated 421 buses. We have retained 78 buses out of the 421 buses we operated and won 143 from our competitors. Lost units include our Oslo contract, which was for 65 buses,  Helsinborg contract, which was for 52 buses and several small contracts in southern Sweden amounting to 79 buses. In addition we won a total of 143 units from our competitors.

We anticipate tenders for approximately 2,043 buses during the financial year ending February 28, 2006, of these buses we operate 369 buses in Sweden, 60 buses in Norway and 68 buses in Finland.

We believe that the favorable pricing environment in Sweden in urban city areas and moderate price increases in Finland will continue in the next fiscal year. Pricing development in Norway is still irrational with some contracts still being tendered at uneconomical prices.

E.                                      Off-balance Sheet Arrangements

Except for the guarantee disclosed in Note 24, subnote (e) to the consolidated financial statements of Concordia included in this Annual Report, and which is further discussed in “Item 4. Information on the Company—B. Business Overview—Finland—Legal Proceedings,” Concordia does not have any off-balance sheet arrangements (as defined in the rules to this Item 5.E.) which have or are reasonably likely to have a current or future effect on Concordia’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

F.                                      Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and the expected settlement dates for the different obligations as of February 28, 2005, i.e. before the Restructuring had been consummated:

	Payments due by period:
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(in millions of SEK)
Contractual obligations:
Long-term debt(a)(c)	1,176	—	—	1,176	—
Short-term debt(b)(c)	1,448	1,448	—	—	—
Operating leases (d)	1,935	393	608	440	494
Interest on notes	491	109	218	164	—
Financial leases	20	8	8	3	1
Total contractual obligations	5,231	1,958	834	1,783	1,495

(a)                                  This amount represents the Senior Secured Notes (€130 million) translated into SEK at the rate of €1.00 = SEK 9.0475, the rate published by the Swedish central bank for February 28, 2005.  The debt bears interest at an annual rate of 9.125%.

(b)                                 This amount represents the Senior Subordinated Notes (€160 million) translated into SEK at the rate of €1.00 = SEK 9.0475, the rate published by the Swedish central bank for February 28, 2005.  The debt bears interest at an annual rate of 11%.

(c)                                  As described in “Operating and Financial Review and Prospects - Operating Results - Going Concern Matters”, violations of related debt covenants could cause the entire amount of debt to become due and payable in any period earlier than shown in this table.  For this reason, the Senior Subordinated Notes (€160 million) have been classified as short term debt, due and payable within 1 year.

(d)                               This amount also includes the non-binding possible extension period at the end of the contract.

The following table summarizes our contractual obligations and the expected settlement dates for the different obligations as of October 30, 2005, i.e. after the Restructuring had been consummated:

	Payments due by period:
	Total	less than 1 year	1-3 years	3-5 years	after 5 years
	(in millions of SEK)
Contractual obligations:
Long-term debt(a)(c)	1,671	—	—	1,671	—
Short-term debt(b)	1	1	—	—	—
Operating leases	1,935	393	608	440	494
Interest on notes and Mezzanine Facility	676	146	292	238	—
Financial leases	20	8	8	3	1
Total contractual obligations	4,303	548	908	2,352	1,671

(a)                                  This amount represents the Senior Secured Notes (€130 million) and the Mezzanine Facility (€45 million) translated into SEK at the rate of €1.00 = SEK 9.5465, the rate published by the Swedish central bank for, and the Mezzanine Facility (€45 million) October 30, 2005.  The Senior Secured Notes bear interest at an annual rate of 9.125% and the Mezzanine Facility at an annual rate of 8.5%.  The Mezzanine Facility is payable within maximum 5 years, but can be amortized earlier.  It contains an interest of 6.5%, which is capitalized annually, this table is made from the assumption that the Mezzanine Facility is repaid after 5 years at the amount of €62 million.

(b)                                 This amount represents the Senior Subordinated Notes (€145,000) translated into SEK at the rate of €1.00 = SEK 9.5465, the rate published by the Swedish central bank for October 30, 2005.  The Senior Subordinated Notes bear interest at an annual rate of 11%.

(c)                                  As described in “Operating and Financial Review and Prospects - Operating Results - Going Concern Matters”, violations of related debt covenants could cause the entire amount of debt to become due and payable in any period earlier than shown in this table.  For this reason, the Senior Subordinated Notes (€160 million) have been classified as short term debt, due and payable within 1 year.

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

Information concerning the Directors of Concordia is set forth below.

Name	Age	Position
Jan Sjöqvist(1)	57	Chairman and Director
Jan Sundling	58	Director
Rolf Lydahl	60	Director
Gina Germano	39	Director

Jan Sjöqvist, born 1948. Chairman of the Board

Chairman of the Board of ODEN Anläggningsentreprenad, Board member of Stora Enso, Green Cargo and Lannebo Fonder.  Former CEO of NCC.  B Sc (Econ).

Jan Sundling, born 1947

CEO of Green Cargo Sweden since 2001.  Former CEO of ASG and Linjeflyg.  President of The Swedish International Freight Association, member of the Board of SIQ.

Rolf Lydahl, born 1945

Chairman of the Board of Jernhusen and IndeCap, member of the Board of Sardus, SwedCarrier and Electra Finans.  Former CEO of Probo, vice CEO of Nordstjernan and Head of Credit Suisse’s representative office in Stockholm.  B Sc.

Gina Germano, born 1966, US Citizen

Senior portfolio manager of BlueBay Asset Management since 2002.  Former portfolio manager of Lazard Asset Management, equity analyst at Morgan Stanley.  Master from the University of Lund, degree from Boston University and Northwestern University.

Senior Management

Our management is comprised of the following persons:

Name	Age	Position	Year First Employed
Ragnar Norbäck	49	Chief Executive Officer	2004
Per Skargard	48	Chief Financial Officer	2004

Ragnar Norbäck was appointed Chief Executive Officer of Concordia Bus and director of Concordia on June 30, 2004. He initially joined Concordia Bus’s  senior management as Chief Operating Officer in February 2004. His most recent position was with American Express as Head of Corporate Travel Nordic and Country Manager Nordic, a position he had held since October 2000. From 1990 to 1996, he was COO of Linjebuss. He then joined Volvo Aero as a Business Area Manager from 1996 through 1999. He holds a Master of Science Degree from Chalmers University.

Per Skargard joined Concordia’s Executive Management team as Chief Financial Officer in November 2004. His recent position was at DHL/Danzas/ASG Nordic as CFO since 2001. Per has a Bachelor of Business Administration and has practice CFO and Finance Director in transportation, telecom and retail business.

The following are members of our senior management that are not members of Concordia Bus BV’s management board:

Name	Age	Position	Year First Employed
Jan Bosaeus	45	Managing Director (Swebus AB)	2002

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

Name	Age	Position	Year First Employed
Per Erik Ericson	59	Managing Director (Interbus AB)	1975

Per-Erik Ericson is the Managing Director of Interbus AB. Per-Erik joined Interbus in 1975 and has been Managing Director since 1983. He has 31 years of bus industry experience.

Name	Age	Position	Year First Employed
Tom Ward	49	Managing Director (Concordia Bus Finland)	2004

Tom Ward is the Managing Director of Concordia Bus Finland. He has been the Managing Director since December 2004.  Mr. Ward has a long career in transportation industry.  He previously worked as a Director of a profit centre in Oy Scan-Auto Ab.

The senior management of SBC is composed of the following person:

Name	Age	Position	Year First Employed
Sjur Brenden	44	Managing Director (SBC)	2001

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

The address of the members of our senior management is c/o Concordia Bus Nordic AB, Solna Strandväg 78, SE 171 54, Solna, Sweden.

B.                                    Compensation

During the year ended February 28, 2005, our board of directors received from us an aggregate remuneration of approximately SEK 0.8 million. During the year ended February 28, 2005, members of our senior management received from us an aggregate remuneration of approximately SEK 8.9 million.

In addition, our directors and senior management may receive options under our share option plan. This option plan provides that Concordia grant share options to its subsidiary, Saltsjöbuss AB, which in turn grants them to officers, directors or employees of any of Concordia or its subsidiaries, including Concordia, at market value on their date of issue.  The stock options may be converted to ordinary Concordia shares three years after granting and relating to a total of 6.5% of the issued ordinary share capital of Concordia.

We also have a bonus plan for our senior executives based on achieving annual objectives, and established by the Board of Directors.

C.                                    Board Practices

Our directors are elected for a period of one year, with the possibility for re-election each year at the annual general shareholders meeting. There are no benefits upon termination of employment. Our Board of Directors receives monthly reports from management as to financial condition and a sub-group of our Board meets with management approximately every two months to discuss the financial results. In addition, our auditors present their findings and discuss any material audit issues with our Board of Directors at least annually.

D.                                    Employees

The average number of persons (including executive directors) employed by us during each of the last three fiscal years was:

	Sweden	Finland	Norway
For the year ended February 28, 2003	5,950	759	775
For the year ended February 29, 2004	6,182	750	580
For the year ended February 28, 2005	5,572	766	611

There was a significant decrease in the number of our employees in Sweden for the year 2005 financial year.  One of the reasons for this decrease was the reduction in number of employees as a result of the loss of the Gothenburg contract serving approximately 140 buses in 2004.

Concordia considers its relations with its employees and unions to be good.

E.                                      Share Ownership

No member of the Board of Directors or of Management beneficially owns at least one percent of the ordinary shares. See “Compensation” above, for a discussion of the share option plan available to our directors and senior management.

Item 7.  Major Shareholders and Related Party Transactions

A.                                    Major Shareholders

Prior to the Restructuring, an affiliate of Goldman Sachs International was the ultimate beneficial owner of approximately 51.00% of Concordia’s ordinary shares, the Schoyen Group was the ultimate beneficial owner of 47.15% of Concordia’s ordinary shares and members of management and others held 1.85%.

After the Restructuring, which took place on October 4, 2005, the issued ordinary shares of Concordia became owned approximately 97.5% by former holders of our Senior Subordinated Notes and 2.5% by our pre-Restructuring shareholders.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any government.  The table below shows, to Concordia’s knowledge, the current beneficial owners of more than 5% of its issued ordinary shares as of October 4, 2005:

Name	Percentage held
BlueBay High Yield (Master) Fund Ltd	22.92
Bear, Stearns & Co Inc	16.79
Lone Star International Finance	8.13
Hillside Apex Fund Limited	7.73
Avenue Europe International Ltd	6.08
Fidelity Funds SICAV	5.49

The voting rights or holders of 5% or more of our ordinary shares do not differ from those of other shareholders.  As of October 4, 2005, there were 34 registered holders of our ordinary shares of whom 8 registered holders of a total of 7,714,854 ordinary shares had addresses in the United States.  The combined holdings of these U.S. shareholders constituted 39% of the total number of ordinary shares outstanding. As certain of the ordinary shares are held by brokers and other nominees, these numbers may not be representative of the actual number of beneficial owners in the United States or the number of ordinary shares beneficially held by U.S. persons.

Shareholders’ Agreement

In conjunction with a shareholders’ agreement, entered into in connection with the Restructuring, Concordia Bus Holding AB and the acceding new shareholders have agreed, among other things, to implement the option plan described above under “Compensation”.

B.                                    Related Party Transactions

Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia and is a director of certain of Concordia’s operating subsidiaries.

Under a lease arrangement between Schøyen Group and Ingeniør M.O. Schøyens Bilcentraler A/S, Schøyen Group has leased depots and other real property to SBC AB, a subsidiary of Concordia, for a period of ten years ending in 2009.  The rentals paid were SEK 14 million, SEK 13 million and SEK 15 million for the years ended February 28, 2005, February 29, 2004, and February 28, 2003 respectively.

Concordia Bus Management A/S, a previously affiliated company 100% owned by Concordia Bus BV, formerly provided management services to Concordia and its subsidiaries. A management fee has been charged to Concordia and their subsidiaries for these services amounting to SEK 11 million, SEK 15 million, and SEK 23 million for years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

In connection with the termination of certain key employees during the years, Concordia Bus Nordic AB has transferred funds to the Schøyen Group, one of Concordia’s owners before the Restructuring, at an amount of NOK 1,005 thousand to settle certain shareholder loans. In August 2005 these shareholder loans have been repaid at their nominal amount by the Schøyen Group.

On February 28, 2005 we made a valuation allowance of an aggregate of SEK 33,000,000 for loans that Concordia Bus BV and Concordia Bus Management AS owed to Concordia.  The receivables still exist and actions will be taken to collect them; however given the financial status of these two companies Concordia has chosen a prudent view when determining collectability.

C.                                    Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

A.                                    Consolidated Statements and Other Financial Information

See Item 17.

Legal Proceedings

None, except as set forth under subheading “B. Business Overview—Finland—Legal Proceedings” under “Item 4. Information on the Company.”

Dividend Distribution Policy

Not applicable.

B.                                    Significant Changes

None.

Item 9.  The Offer and Listing

Not applicable.

A.                                    Market Price Information

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

C.                                    Material Contracts

(a)                                  Indenture, dated February 7, 2000 between CB Bus AB (publ)* and Bankers Trust Company, in respect of Concordia Bus AB’s Euro 160,000,000 11% Senior Subordinated Notes due February 15, 2010. On February 7, 2000 we issued Euro 100,000,000 in aggregate principal amount of 11% Senior Subordinated Notes due 2010. The net proceeds from this offering were approximately Euro 94.5 million including expenses incurred in connection with the offering. On February 27, 2002, we issued Euro 60,000,000 in aggregate principal amount of 11% Senior Subordinated Notes due 2010. The net proceeds from this offering were approximately Euro 57.4 million including expenses incurred in connection with the offering. The Senior Subordinated Notes mature on February 15, 2010. On October 4, 2005, holders of 99.91% in aggregate principal amount of the Senior Subordinated notes received equity in exchange for releasing Concordia for all claims they had under the Senior Subordinated Notes. As of October 4, 2005, only €145,000 in aggregate principal amount of the Senior Subordinated Notes remained outstanding. Interest on the Senior Subordinated Notes accrues at the rate of 11% per annum and is payable every six months. They rank behind all our present and future senior debt and they rank equal with or senior to all our other current and future debts. The Senior Subordinated Notes are redeemable at our option in whole or in part at any time, on and after February 15, 2005, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve month period commencing on February 15 of the year set forth below, plus, in each case, accrued and unpaid interest thereon to the date of redemption:

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

Under the indenture, in the event of a change of control event (as defined in the indenture) each holder of Senior Subordinated Notes will have the right to require us to repurchase, in whole or in part, such holder’s Senior Subordinated Notes at a purchase price equal to 101.0% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

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

We may terminate our obligations under the indenture except as to any surviving rights of registration of transfer or exchange of the Senior Subordinated Notes, by (i) irrevocably depositing with the trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Senior Subordinated Notes not previously delivered to the trustee or any paying agent for cancellation, and which have become due and payable, for all sums payable by us under the indenture, or to the stated maturity or redemption date, as the case may be, together with irrevocable instructions from us directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, or by (ii) paying all other sums payable under the indenture and delivering to the trustees an officer’s certificate and opinion of counsel, each stating that all conditions in the indenture relating to satisfaction and discharge have been complied with.

On October 4, 2005, a supplemental indenture with respect to the indenture was entered into.  The supplemental indenture amended certain terms and conditions of the indenture and removed certain negative covenants.

(b)                                 Indenture, dated January 22, 2004 between Concordia Bus Nordic and Deutsche Bank Trust Company Americas in respect of Concordia Bus Nordic’s Euro 130,000,000 9.125% Senior Secured Notes due August 1, 2009 issued on January 16, 2004. The net proceeds from this offering were approximately Euro 124 million including expenses incurred in connection with the offering. The Senior Secured Notes mature on August 1, 2009. Interest on the Senior Secured Notes accrues at the rate of 9.125% per annum and is payable every six months. They rank senior to existing and future indebtedness that is expressly subordinated in right of payment to the Senior Secured Notes and will rank at least pari passu with all existing and future unsecured liabilities that are not so subordinated. They will effectively rank senior in right of payment to Concordia Nordic’s unsecured liabilities with respect to the value of the collateral securing the Senior Secured Notes and the guarantees securing the Senior Secured Notes (subject to any priority rights for such unsecured liabilities pursuant to applicable law). The guarantees rank senior in right of payment to any existing and future indebtedness that is expressly subordinated in right of payment to the guarantors and will be at least pari passu to existing and future unsubordinated unsecured liabilities of the respective Guarantors. They will rank effectively senior in right of payment to the unsecured liabilities of those guarantors with respect to the value of the collateral securing the Senior Secured Notes (subject to any priority rights for such unsecured liabilities pursuant to applicable law). The Senior Secured Notes are redeemable at Concordia Nordic’s option in whole or in part at any time, on and after February 1, 2007, at the following redemption prices (expressed as percentages of the principal amount) if redeemed during the twelve month period commencing on February 1 of the year set forth below, plus, in each case, accrued and unpaid interest thereon to the date of redemption:

Year	Percentage
2007	104.563%
2008	102.281%
2009 and thereafter	100.000%

In addition, on or prior to February 1, 2007, Concordia Nordic may on one or more occasions redeem the Senior Secured Notes in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes originally issued with the net cash proceeds of one or more public equity offerings (as defined in the indenture) at a redemption price of 109.125% of the principal amount thereof, plus accrued and unpaid interest and any special interest or additional amounts (as defined in the Exchange and Registration Rights Agreement) to the redemption date; provided, however, that after any such redemption at least 65% of the aggregate principal amount of the Senior Secured Notes originally issued must be outstanding and the redemption must occur within 90 days of the date of the closing of such public equity offering.

Under the indenture, in the event of a change of control event (as defined in the indenture) each holder of Senior Secured Notes will have the right to require Concordia Nordic to repurchase, in whole or in part, such holder’s Senior Secured Notes at a purchase price equal to 101.0% of their principal amount, plus accrued and unpaid interest and any special interest or additional amounts, if any, to the date of repurchase.

The indenture contains certain restrictive covenants which, among other things, impose limitations (subject to certain exceptions) on Concordia Nordic and certain restricted subsidiary (as defined in the indenture) with respect to, inter alia, the payment of dividends or other distributions on capital, the purchase, redemption, or the acquisition or retiring for value of share capital or any warrants, options or other rights for share capital, the incurrence, repayment or otherwise acquisition of or retirement for value of certain indebtedness, sales of assets, sales and leasebacks by us or our subsidiaries and various matters in respect of the conduct of Concordia Nordic business, including the merger or sale of all or substantially all of Concordia Nordic assets.

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

We may terminate Concordia Nordic’s obligations under the indenture except as to any surviving rights of registration of transfer or exchange of the Senior Secured Notes, by (i) irrevocably depositing with the trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness as well as any special interest or additional amounts on such Senior Secured Notes not previously delivered to the trustee or any paying agent for cancellation, and which have become due and payable, for all sums payable by us under the indenture, or to the stated maturity or redemption date, as the case may be, together with instructions from us directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, and by (ii) paying all other sums payable under the indenture and delivering to the trustees an officer’s certificate and opinion of counsel, each stating that all conditions in the indenture relating to satisfaction and discharge have been complied with and opinions from counsel with respect to certain tax matters.

On August 25, 2005, Concordia Nordic entered into a supplemental indenture with respect to the above-described indenture.  The supplemental indenture amends certain terms and conditions of the indenture and removes several negative covenants.

(c)                                  Exchange and Registration Rights Agreement dated January 22, 2004, between Concordia Bus Nordic, Goldman Sachs International, J.P. Morgan Securities, Ltd. and the Guarantors for the purpose of registering the Senior Secured Notes with the Securities and Exchange Commission in the United States.

(d)                                 Security Trustee Agreement, dated January 22, 2004, by and among Deutsche Trustee Company Limited as security trustee, Deutsche Bank Trust Company Americas as trustee and the Guarantors for the purpose of defining the rights, duties, authority and responsibilities of the security trustee with respect to the collateral securing the Senior Secured Notes.

(e)                                  Amended and Restated Subordinated Loan Agreement, signed on February 28, 2002, replaced by agreement dated December 22, 2003 and amended and restated on January 22, 2004, between Concordia Bus, as the lender, Concordia Bus Nordic and Deutsche Bank Trust Company amended for the purpose of subordinating the subordinated loan to the Senior Secured Notes.

(f)                                    Agreement Relating to First Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Deutsche Trustee Company Limited as security trustee for the purpose of securing the Senior Secured Notes.

(g)                                 Agreement Relating to Second Ranking Pledge of Buses, dated January 22, 2004, between Swebus Busco AB as pledgor and Concordia Bus Nordic for the purpose of securing the Senior Secured Notes.

(h)                                 Share Pledge Agreement, dated January 22, 2004, between Swebus Fastigheter AB as pledgor and Deutsche Trustee Company Limited as security trustee regarding shares in Alpus AB, Enköping Bõlsta Fastighetsbolag AB and Malmfältens Omnibus AB for the purpose of securing the Senior Secured Notes.

(i)                                     Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic Holding AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Nordic for the purpose of securing the Senior Secured Notes.

(j)                                     Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Swebus Express AB, Interbus AB, Swebus AB, Swebus Fastigheter AB and Swebus Busco AB for the purpose of securing the Senior Secured Notes.

(k)                                  Share Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in Concordia Bus Finland for the purpose of securing the Senior Secured Notes.

(l)                                     First Priority Pledge of Shares, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee in respect of shares in SBC for the purpose of securing the Senior Secured Notes.

(m)                               Pledge Agreement, dated January 22, 2004, between Concordia Bus Finland as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge and bearer notes for the purpose of securing the Senior Secured Notes.

(n)                                 First Ranking Pledge of Floating Charge, dated January 22, 2004, between Alpus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

(o)                                 First Ranking Pledge of Floating Charge, dated January 22, 2004, between Enköping Bõlsta Fastighetsbolag AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

(p)                                 First Ranking Pledge of Floating Charge, dated January 22, 2004, between Malmfältens Omnibus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

(q)                                 First Ranking Pledge Agreement, dated January 22, 2004, between Swebus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

(r)                                    Second Pledge of Floating Charge, dated January 22, 2004, between Swebus AB as pledgor and Concordia Bus Nordic in respect of floating charge for the purpose of securing the Senior Secured Notes.

(s)                                  Pledge of Accounts, dated January 22, 2004, between SBC as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge for the purpose of securing the Senior Secured Notes.

(t)                                    Intragroup Loan Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic as pledgor and Deutsche Trustee Company Limited as security trustee for the purpose of securing the Senior Secured Notes.

(u)                                 Declaration of Pledge of SBC of certain trade receivables, dated January 22, 2004 for the purpose of securing the Senior Secured Notes.

(v)                                 Shareholders’ Agreement, dated October 4, 2005, by and among Concordia Bus, Concordia Bus Holding AB and certain other signatories named therein.  This agreement provides, inter alia, that, subject to certain exceptions and conditions, (i) no signing shareholder can dispose of its shares without requiring the transferee to adhere to Shareholders’ Agreement, (ii) if any shareholder or any group of shareholders holding a majority of the total number of shares propose to sell their shares they must offer each of the other shareholders the right to sell all of its shares to the purchaser on the same terms and conditions and (iii) if one or more shareholders propose to sell not less than a majority of the outstanding shares (other than pursuant to an underwritten public offering) the proposing shareholders have the right exercisable upon ten days prior written notice to the other shareholders, to require the other shareholders to sell all their shares to such third party upon the same terms and conditions.  Signing shareholders also have pre-emptive rights in the event that Concordia or any of its subsidiaries proposes to sell or issue shares or equity.

(w)                               Mezzanine Facility Agreement, dated July 22, 2005, among Concordia, Concordia Bus Nordic Holding AB and certain lenders specified therein.  The Mezzanine Facility Agreement includes information covenants, events of default and other provisions based on the indenture for the Senior Secured Notes.  The facility is divided into two tranches.  Tranche C, for €25,000,000 was borrowed in July, 2005 and repaid in October 2005 with the proceeds of Tranche A.  The total principal amount of Tranche A is €45,000,000.  There is no tranche B.  The maturity date is February 1, 2010.  The loan is secured by a pledge by Concordia over its entire shareholding in Concordia Bus Nordic Holding AB, a first ranking pledge by Concordia of its rights under the Subordinated Shareholders’ Agreement and a first ranking pledge by Concordia of its rights and interest in a SEK 80 million capital contribution owed to it by Concordia Bus Nordic.  Tranche A borrowings rank as senior secured debt of Concordia.  Interest is payable on the principal amount of the loan outstanding in two components: a cash component calculated on the basis of the interest rate equal to the sum of (i) 6 month EURIBOR and (ii) 650 bps; and a compounded component calculated on the basis of the interest rate of 650 bps.  Interest is paid semi-annually in arrears on each June 15 and December 15, commencing December 15.

No voluntary prepayment of Tranche A may be made during the period 12 months from the first time a loan is made.   During the period commencing 12 months from the first time the loan is made until 24 months thereafter, the loan may be prepaid at a premium equal to the product of (a) the amount being prepaid and (b) an annual rate which is equal to the sum of (x) 6 months EURIBOR and (y) 650 bps.  In the period from 24 months to 36 months the prepayment premium payable is the product of (a) the amount being prepaid and (b) 50% of an annual rate which is equal to the sum of (x) 6 months EURIBOR and (y) 650 bps.  In the period from 36 months to 48 months the product is (a) the amount being prepaid and (b) 25% of an annual rate which is equal to the sum of (x) 6 months EURIBOR and (y) 650 bps.  Afer 48 months the premium is zero.

The facility must be redeemed in the event of a change of control, as defined in the Mezzanine Facility Agreement.

(x)                                   On July 22, 2005, Concordia entered into a restructuring agreement with the Offerors. The agreement provided for holders of the Senior Subordinated Notes who signed the restructuring agreement to release Concordia from any claims that they had under the Senior Subordinated Notes in exchange for equity in Concordia.  On October 4, 2005, holders of 99.91% in aggregate principal amount of the Senior Subordinated Notes received equity in Concordia.

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

Swedish Tax Considerations

The following is a summary of certain principal Swedish income, wealth, inheritance and gift tax considerations for purchasers of the senior subordinated notes. The purpose of the summary is to generally outline certain Swedish tax consequences to Non-Swedish Holders (defined below). This summary does not discuss all aspects of Swedish income, wealth, inheritance and gift taxation that may apply to particular investors because of their individual investment circumstances. In addition, this summary does not discuss any foreign tax considerations. As used herein, a “Non-Swedish Holder” is a beneficial owner of a senior subordinated note that is:

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

United States Federal Tax Considerations

The following discussion is a summary of certain US federal income tax consequences of the purchase, ownership and disposition of the senior subordinated notes by US Holders (as defined below). This summary is not a complete analysis or description of all potential tax consequences to US Holders and does not address all tax considerations that may be relevant to all categories of potential purchasers (such as banks, financial institutions, insurance companies, dealers in securities or commodities, tax-exempt investors, investors whose functional currency is not the US dollar, investors that hold senior subordinated notes as part of a “straddle” or “conversion transaction” and other investors subject to special rules).

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

As used herein, “US Holder” is a beneficial owner of a senior subordinated note that (1) holds the senior subordinated note as a capital asset and (2) is, for US federal income tax purposes:

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

Payments of Interest

Subject to the discussion under “Amortizable Bond Premium” below, payments of interest on a senior subordinated note will be includible in the gross income of a US Holder as ordinary income from foreign sources at the time it is received or accrued, in accordance with the US Holder’s method of accounting for US federal income tax purposes, under the following rules:

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

In the case of a US Holder that is required to accrue interest income prior to receipt thereof (for example, because the US Holder uses an accrual method of accounting), the amount of any interest income accrued during any accrual period will generally be determined by translating the accruals into US dollars at the average spot exchange rate applicable to the accrual period. Such US Holder will additionally realize exchange gain or loss with respect to any interest income accrued on the date such interest income is received (or on the date the senior subordinated note is disposed of) in an amount equal to the difference between (x) the amount determined by converting the amount of the payment received into US dollars at the spot exchange rate in effect on the date such payment is received and (y) the amount of interest income accrued in respect of such payment according to the rule set forth in the prior sentence. Notwithstanding the prior two sentences, a US Holder that is required to accrue interest income prior to receipt thereof may alternatively make an election to apply a “spot accrual convention” that effectively allows the US Holder to translate accrued interest into US dollars at a single spot exchange rate, as set forth in Treasury regulations section 1.988-2(b)(2)(iii)(B). Exchange gain or loss is treated as ordinary income or loss for US federal income purposes.

Amortizable Bond Premium

A US Holder that purchased a senior subordinated note for an amount greater than the senior subordinated note’s stated principal amount will be considered to have purchased the senior subordinated note with “amortizable bond premium” equal to the excess of the purchase price over the stated principal amount. Such US Holder may elect to amortize such premium as an offset to payments of interest on the senior subordinated note, effectively reducing the amount of interest income in the hands of such US Holder.

If a US Holder makes this election, the US Holder must amortize the premium using a “constant yield method” (i.e., a fixed yield-to-maturity) to determine the amount of premium that offsets its interest income each year. This results in the amount of deductible premium steadily growing over the term of the senior subordinated note. Because Concordia may redeem the senior subordinated notes under certain circumstances, an electing US Holder must amortize the premium based on the expected term of the senior subordinated notes assuming that Concordia will exercise or not exercise its right to redeem senior subordinated notes in a manner that will minimize the yield on the senior subordinated notes.  Each time a premium reduces an electing US Holder’s taxable income, the holder must decrease its tax basis in the senior subordinated note by the amount of such premium.

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

Market Discount

If a US Holder purchased a Senior Subordinated Note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for United States federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a US holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, the Senior Subordinated Note, as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such Senior Subordinated Note at the time of such payment or disposition. In addition, the US Holder may be required to defer, until the maturity of the Senior Subordinated Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.

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

Sale, Exchange, Retirement and Other Disposition of the Notes

Upon the sale, exchange, retirement or other disposition of a senior subordinated note, a US Holder will generally recognize taxable gain or loss equal to the difference between the amount realized, generally based on the spot rate on the date of sale, exchange or retirement (not including any amounts received that are attributable to accrued and unpaid interest or market discount, which will be taxable as ordinary interest income, and exchange gain or loss as set forth above) and the US Holder’s tax basis in the senior subordinated note. A US Holder’s tax basis in a senior subordinated note generally will be its cost in U.S. dollars as determined using the spot rate on the date of acquisition (as adjusted to account for any amortizable bond premium, as set forth above). Gain or loss will be capital gain or loss and will be long-term capital gain or loss if the senior subordinated note was held from more than one year at the time of the disposition. Gain or loss recognized by a US Holder generally will be treated as US source income or loss.

Backup Withholding and Information Reporting

US backup withholding and information reporting requirements generally will apply to certain payments to certain non-corporate US Holders of senior subordinated notes. Information reporting requirements will apply to interest on, and to proceeds from the sale, redemption or other disposition of senior subordinated notes paid to a US Holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status). We will be required to backup withhold a portion (currently at a rate of 28%) of interest on, and the proceeds from the sale, redemption or other disposition of, senior subordinated notes paid by a US paying agent or other US intermediary to a US Holder (other than an “exempt recipient”) if such US Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements.

Backup withholding is not a separate tax. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the US Holder’s US federal income tax liability and may entitle the US Holder to a refund, provided that the required information is provided to the US Internal Revenue Service. US Holders of the senior subordinated notes should consult their own tax advisors regarding the application of the backup withholding and information reporting requirements.

Tax Return Disclosure and Investor List Requirements

U.S. Treasury regulations (the “Tax Shelter Regulations”) intended to address so called tax shelters and other potentially tax motivated transactions require participants in a “reportable transaction” to disclose certain information about the reportable transaction on IRS Form 8886 and retain information relating to the reportable transaction. Organizers and sellers of a reportable transaction are required to maintain lists identifying the investors participating in the reportable transaction and furnish to the IRS upon demand such investor information as well as detailed information regarding the reportable transaction. A transaction may be a “reportable transaction” based upon any of several indicia (including the existence of confidentiality agreements, certain indemnity arrangements, and certain loss transactions) and require reporting of transactions that are generally not considered tax shelters, including certain foreign currency transactions. Investors should consult their tax advisors concerning any possible disclosure obligation with respect to their investment in the senior subordinated notes and should be aware that Concordia intends to comply with the disclosure and list maintenance requirements under the Tax Shelter Regulations as they determine apply to them with respect to any such reportable transaction.

F.                                      Dividends and Paying Agents

Not applicable.

G.                                    Statement by Experts

Not applicable.

H.                                    Documents on Display

The annual report, its exhibits and schedules, reports and other information that we have filed with or furnished to the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.  You can obtain copies of this material by mail from the public reference facilities of the Commission at prescribed rates.  You may obtain information on the operation of the Commission public reference facilities by calling the Commission in the United States at 1-800-SEC-0330.

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

Interest Rate Risk

Interest rate risk refers to the risk that changes in the market rate of interest adversely affects Concordia’s interest cost. How fast a change in the interest rate will influence the net interest depends on the borrowings fixed interest term.

Concordia is mainly exposed to interest rate risk in its operational leases which are based on among other things a floating market interest rate. We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt including optional extension terms at February 28, 2005 of SEK 1,935 million, a 1% change in interest rates would increase lease charges and thereby reduce earnings by approximately SEK 19.3 million per annum. Senior secured notes and subordinated shareholder loan outstanding at February 28, 2005 with a carrying value of SEK 1,176 million, and SEK 167 million respectively, have been excluded from the above interest rate sensitivity analysis because the expected cash outflows related to those financial instruments will not change in response to changes in interest rates as they bear a fixed rate of interest. Our future interest expenses will however change depending on currency fluctuations between Swedish Kronor and the Euro (see section about Foreign Exchange).

Foreign Exchange

We are exposed to currency fluctuations on loans, as a result of having to make interest payments in Euro on our senior note loan and because our outstanding long-term liabilities (primarily the Senior Note loan) are denominated in Euro. We estimate that a 10% depreciation in the value of the Swedish Krona against the Euro would increase our interest costs and reduce earnings by approximately SEK 26.6 million per annum (not considering the effects of off-setting financial instruments). A 10% depreciation in the value of the Swedish Krona against the Euro would increase our long-term liabilities by approximately SEK 118 million, affecting both net income and Total Equity.

Our foreign subsidiaries in Norway and Finland are consolidated using the current rate method. Fluctuation in NOK and Euro against SEK is not considered to have a material effect on the consolidated financial statements of the company, considering the level of profits/losses made by these companies.

Fuel Prices

We are exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have no diesel derivatives in place; however, Concordia Bus has hedged 55% of its diesel consumption through index compensation in the agreements with the CPTA’s. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs and thereby reduce earnings by approximately SEK 9 million per annum. We estimate that a diesel price increase of 1 dollar per ton would increase our diesel fuel costs by SEK 0.2 million per annum. The net result of the diesel hedging contracts have positively affected the diesel expenses for the fiscal year 2005, the fiscal year 2004 and fiscal year 2003 with SEK 17.4, SEK 0.2 million and SEK 6.2 million respectively.

Inflation

Inflation had no material impact on our operations during the year ended February 28, 2005 or the year ended February 29, 2004. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

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

Item 16B.  Code of Ethics

We have not adopted a formal corporate code of ethics regarding Concordia’s chief executive officer, chief financial officer and controller because we are not required to have one under Swedish law.

Item 16C.  Principal Accountant Fees and Services

The selection of our independent external auditors was approved by the audit committee. Following is a summary of the fees to our independent external auditors for the years ended February 28, 2005 and February 29, 2004 in millions of SEK:

	Year ended February 28, 2005	Year ended February 29, 2004
Audit Fees	3	3
Audit-Related Fees	1	2
Tax Fees	—	—
All Other Fees	—	—
Total Fees	4	5

Concordia’s Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of Concordia before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by Concordia. All services provided by the principal auditor during the year ended February 28, 2005 were approved by the Audit Committee pursuant to the pre-approval policy.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.  Financial Statements

See pages F-1 to F-37.

Item 18.  Financial Statements

Not applicable.

Item 19.  Exhibits

1.	Articles of Association of CB Bus AB (publ).*†
2(c)(1).	Indenture, dated February 7, 2000, between CB Bus AB (publ)† and Bankers Trust Company, in respect of Concordia Bus AB’s Euro 100,000,000 11% Senior Subordinated Notes due February 15, 2010.*
2(c)(2).

Indenture, dated January 22, 2004, between Concordia Bus Nordic AB (publ), Swebus Express Bus AB, Interbus AB, Ingeniør M.O. Schøyens Bilcentraler A.S., Concordia Bus Finland Oy Ab, Swebus Fastigheter AB, Alpus AB, Enköping-Bålsta Fastighetsbolag AB, and Malmfältens Omnibus AB and Deutsche Bank Trust Company Americas, in respect of Concordia Bus Nordic AB’s€130,000,000 9.125% Senior Secured Notes due August 1, 2009.****

4(a)(1).	Subscription and Shareholders’ Agreement, dated October 27, 1999, by and among Concordia Bus B.V., Schøyen Gruppen A/S, Bus Holdings S.a.r.l., and Goldman Sachs International.*
4(a)(2).	Call Option Assignment Agreement, dated January 14, 2000 between CB Bus AB (publ)† as assignor and Christiania Bank og Kreditkasse ASA as security agent.*
4(a)(3).	Security Agent Agreement, dated February 7, 2000, by and among Christiania Bank og Kreditkasse ASA as senior agent and security agent, CB Bus AB (publ)†, and Bankers Trust Company, as Trustee.*
4(a)(4).	Declaration of Pledge dated January 14, 2000 between Schøyen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
4(a)(5).	Addendum No. 1 to Declaration of Pledge Dated February 4, 2000 between Schøyen Gruppen and Christiania Bank og Kreditkasse ASA, as security agent.*
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

4(a)(27).	First Ranking Pledge of Floating Charge, dated January 22, 2004, between Malmfältens Omnibus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(28).	First Ranking Pledge Agreement, dated January 22, 2004, between Swebus AB as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(29).	Second Pledge of Floating Charge, dated January 22, 2004, between Swebus AB as pledgor and Concordia Bus Nordic AB (publ) in respect of floating charge.*****
4(a)(30).	Pledge of Accounts, dated January 22, 2004, between Ingeniør M.O. Schøyens Bilcentraler A.S. as pledgor and Deutsche Trustee Company Limited as security trustee in respect of floating charge.*****
4(a)(31).	Intragroup Loan Pledge Agreement, dated January 22, 2004, between Concordia Bus Nordic AB (publ), as pledgor, and Deutsche Trustee Company Limited, as security trustee.*****
4(a)(32).	Declaration of Pledge of Ingeniør M.O. Schøyens Bilcentraler A.S. of Trade Receivables, dated January 22, 2004.*****
4(c)(1).	Management services agreement, dated January 14, 2000, by and among, Concordia Bus Management A/S, Concordia Bus BV, CB Bus AB (publ) and Ingeniør M.O. Schøyens Bilcentraler A/S.**
4.1.	Intercompany Funds Flow Deed dated as if July 20, 2005 between Concordia Bus AB, Concordia Bus Nordic Holding AB and Concordia Bus Nordic AB. ******
4.2.

First Ranking Pledge Agreement of a shareholders’ contribution loan dated as of July 18, 2005 between Concordia Bus Nordic Holding AB (as Pledgor) and Citicorp Trustee Co. Limited (as Security Agent). ******

4.3.	First Ranking Pledge Agreement of a shareholder’s contribution loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Citicorp Trustee Co. Ltd. ******
4.4.	Second Ranking Pledge Agreement of a subordinated shareholder loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Concordia Bus AB (publ). ******
4.5.	Second Ranking Pledge Agreement of a shareholder’s contribution loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB and Concordia Bus AB (publ). ******
4.6.	Sale and Assignment Agreement and limited recourse Note, dates as of July 18, 2005 between Concordia Bus AB, Concordia Bus Nordic Holding AB and Concordia Bus Nordic AB (publ). ******
4.7.

Amendment Restated Subordinated Shareholder Loan Amendment dated as of July 18, 2005 between Concordia Bus Nordic AB, Concordia Bus Nordic Holding AB and Deutsche Bank Trust Company Americas (as Trustee). ******

4.8.

Subordination statement of a Subordinated shareholder loan, dated as of July 18, 2005 between Concordia Bus Nordic Holding AB, Concordia Bus Nordic AB, Concordia Bus AB (publ) and Deutsche Bank Trust Company Americas (as Trustee). ******

4.9.

Sale and Assignment Agreement of a Shareholder’s Contribution Loan Agreement dated as of July 18, 2005, between Concordia Bus AB (publ), Concordia Bus Nordic AB (publ) and Concordia Bus Nordic Holding AB. ******

4.10	Shareholder’s Contribution Loan Agreement dated as of July 18, 2005, between Concordia Bus Nordic AB, Concordia Bus Holding AB. ******
4.11.

Restructuring Agreement dated as of July 22, 2005 between Concordia Bus AB, Concordia Bus Nordic AB, Concordia Bus Holding AB, Concordia Bus BV, GS Capital Partners III Offshore, L.P., Goldman Sachs and Co. Verwaltungs, GMbH, Schoyen Gruppen AS, Centaurous Capital Limited, Citigroup Global Markets Limited, JP Morgan Chase, N.A. as Agent and The Consenting Noteholders signatories. ******

4.12	First Supplemental Indenture (copy) dated as of October, 2005, among Concordia Bus AB (publ), with Deutsche Bank Trust Company Americas as trustee.
4.13	Deed of Pledge darted as of July 18, 2005, between Concordia Bus Nordic Holding AB and Citigroup Trustee Company Limited. ******
8.	Subsidiaries of registrant.
10.1

Mezzanine Facility Agreement dated as of July 20, 2005 among Concordia Bus AB (publ), Concordia Bus Nordic Holding AB, Deutsche Bank Luxembourg S.A. (acting as facility agent) & Citigroup Trustee Company Limited (as Security Agent).******

10.2	Shareholders’ Agreement dated as of October 4, 2005 among Concordia Bus AB, Concordia Bus Holding AB and certain other signatories.
12.1	Certificate of Per Skärgård, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Ragnar Norback, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1.	Certificate of Per Skärgård, chief financial officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2.	Certificate of Ragnar Norback, chief executive officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
14.	Letter concerning Arthur Andersen.****

*	Incorporated by reference from the Registrant’s Registration Statement on Form F-4, filed with the Commission on May 15, 2000.
**	Incorporated by reference from the Registrant’s Annual Report on Form 20-F, filed with the Commission on June 27, 2001.
***	Incorporated by reference from Amendment No. 1 to the Registrant’s Annual Report on Form 20-F, filed with the Commission on February 19, 2002.
****	Incorporated by reference from the registrants Annual Report on Form 20-F, filed with the Commission on June 27, 2002.
*****	Incorporated by reference from Concordia Bus Nordic AB (publ)’s Registration Statement on Form F-4, filed with the Commission on May 28, 2004.
******	Incorporated by reference from Concordia Bus Nordic AB (publ)’s Annual Report on Form 20-F, filed with the commission on September 1, 2005.
†	In May 2000 the Registrant changed its name from CB Bus AB (publ) to Concordia Bus AB (publ).
††	In May 2001 Swebus AB changed its name to Concordia Bus Nordic AB.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDIA BUS AB (publ)
	By:	/s/ Per Skärgård
Per Skärgård Chief Financial Officer and Director
Date: November 7, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Concordia Bus AB (publ):

We have audited the accompanying consolidated balance sheets of Concordia Bus AB (publ) and subsidiaries (the “Company”) as of February 28, 2005 and February 29, 2004, and the related consolidated statements of operations, changes in shareholder’s equity and cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Concordia Bus AB (publ) and subsidiaries as of February 28, 2005 and February 29, 2004, and the results of their operations and their cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003 in conformity with accounting principles generally accepted in Sweden.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 30 to the consolidated financial statements, the Company’s recurring operating losses, stockholder’s capital deficiency, negative cash flows from operations, inability to make certain interest payments on outstanding borrowings, and violations of borrowing covenants raise substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 30.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Deloitte AB

Stockholm, Sweden

November 7, 2006

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(all amounts in millions of SEK, except per share amounts)

	Note	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Net revenue	2,3,4	4,812	4,761	4,758
Fuel, tires and other consumables	5	(989)	(929)	(919)
Other external costs	5,6	(1,152)	(1,019)	(1,006)
Personnel costs	5,7	(2,606)	(2,611)	(2,597)
Gain (loss) on sale of fixed assets		4	6	(4)
Depreciation, amortization and write downs	5,8	(381)	(363)	(404)
Operating loss	2	(312)	(155)	(172)
Interest income		4	6	10
Interest expense and similar items	10	(254)	(314)	(265)
Financial income and expenses		(250)	(308)	(255)
Loss before income taxes		(562)	(463)	(427)
Income taxes	11	2	54	83
Net loss		(560)	(409)	(344)
Weighted number of shares outstanding		5,000	5,000	5,000
Net loss per share (SEK)	27	(112,063)	(81,721)	(68,780)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK)

	Note	February 28, 2005	February 29, 2004
ASSETS
Fixed assets
Goodwill	12	684	721
Total intangible fixed assets		684	721
Buildings and land	13	2	2
Equipment, tools, fixtures and fittings	13	27	34
Vehicles	13	1,229	1,491
Total tangible fixed assets		1,258	1,527
Receivables due from affiliated companies	14	—	29
Other long-term financial fixed assets	15	91	109
Total financial fixed assets		91	138
Total fixed assets		2,033	2,386
Current assets
Inventories	16	33	30
Accounts receivables	17	345	310
Other current receivables		76	100
Accrued income and prepaid expenses	18	143	238
Total receivables, accrued income and prepaids		564	648
Cash and bank balances	19	175	346
Total current assets		772	1,024
TOTAL ASSETS	2,3	2,805	3,410

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(all amounts in millions of SEK, except share and per share amounts)

	Note	February 28, 2005	February 29, 2004
SHAREHOLDER’S EQUITY (DEFICIT) AND LIABILITIES
Shareholder’s equity (deficit)	26
Restricted equity
Share capital (5,000 shares at par value SEK 100)		1	1
Total restricted equity		1	1
Non-restricted equity (deficit)
Retained earnings		(314)	78
Net loss for the year	27	(560)	(409)
Total non-restricted equity (deficit)		(874)	(331)
Total shareholder’s equity (deficit)		(873)	(330)
Liabilities
Provisions
Provisions for pensions and similar commitments	20	51	60
Other provisions	25	60	86
Total provisions		111	146
Non-current liabilities
Notes payable	21	1,176	2,673
Other long-term debt	21	12	16
Total non-current liabilities		1,188	2,689
Current liabilities
Notes payable	21	1,448	—
Short-term portion of long-term liabilities	21	8	7
Accounts payable		217	292
Other current liabilities	23	153	159
Accrued expenses and deferred income	22	553	447
Total current liabilities		2,379	905
TOTAL SHAREHOLDER’S EQUITY AND LIABILITIES		2,805	3,410
PLEDGED ASSETS AND CONTINGENT LIABILITIES
Pledged assets	24	1,613	2,238
Contingent liabilities	24	—	81
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		1,613	2,260

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (DEFICIT)

(all amounts in millions of SEK)

	Share capital	Restricted equity	Non-restricted equity	Total shareholder’s equity (deficit)
Balance, February 28, 2002 (restated, see Note 1)	1	—	421	422
Transfer between restricted and non-restricted equity	—	27	(27)	—
Net loss for the year	—	—	(344)	(344)
Balance, February 28, 2003	1	27	50	78
Translation adjustments	—	—	1	1
Net loss for the year	—	—	(409)	(409)
Balance, February 29, 2004	1	—	(331)	(330)
Translation adjustments	—	—	12	12
Effect of change in accounting principles	—	—	5	5
Net loss for the year	—	—	(560)	(560)
Balance, February 28, 2005	1	—	(874)	(873)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

CONSOLIDATED CASH FLOW STATEMENTS

(all amounts in millions of SEK)

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Cash flows from operations
Loss before income taxes	(562)	(463)	(427)
Depreciation and amortization and write-downs	381	363	404
Amortization of deferred financing costs	19	41	8
(Gain)/loss on sale of fixed tangible assets	(4)	1	4
Foreign currency exchange (gains) losses	(41)	23	6
Change in provision for loss-making contracts and restructuring	(26)	40	15
Change in pension provision	(2)	(9)	1
Change in interest receivable	0	1	3
Change in interest liability	76	6	4
Income taxes received (paid)	(1)	0	2
Change in working capital
(Increase) decrease in inventory	(2)	5	(4)
(Increase) decrease in current receivables	118	(108)	(3)
Increase (decrease) in current liabilities	(54)	107	2
Net cash flows provided by (used in) operating activities	(98)	7	15
Cash flows from investing activities
Investments in buildings and land, vehicles, equipment, tools, fixtures and fittings	(112)	(32)	(216)
Sales of buildings and land, vehicles, equipment, tools, fixtures and fittings	44	21	75
Sale of financial fixed assets	5	0	5
Net cash flows used in investing activities	(63)	(11)	(136)
Cash flows from financing activities
Payment of financial lease obligation	(6)	(5)	(9)
Proceeds from borrowings	3	1,191	—
Repayment of long-term borrowings	—	(984)	(86)
Costs incurred in connection with debt refinancing	(5)	(49)	(4)
Net cash flows provided by (used in) financing activities	(8)	153	(99)
NET INCREASE (DECREASE) IN CASH AND BANK BALANCES	(169)	149	(220)
CASH AND BANK BALANCES AT THE BEGINNING OF THE YEAR	346	199	422
Translation difference on cash and bank balances held in foreign currencies	(2)	(2)	(3)
CASH AND BANK BALANCES AT THE END OF THE YEAR	175	346	199

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDIA BUS AB (PUBL) AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(all amounts in millions of SEK unless otherwise stated)

Note 1.  Organization and accounting principles

Organization

Concordia Bus AB (publ) and its subsidiaries (“Concordia Bus Group” or “Concordia”) is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the Concordia Bus Group as of February 28, 2005 is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its subsidiaries to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.  In addition to the contracted services, Concordia also operates extensive intercity express bus services between major cities of Sweden, as well as charter and tour bus services, mainly in the Gothenburg, Malmö and Stockholm regions.  The operations of the Concordia Bus Group are conducted through wholly-owned subsidiaries of Concordia Bus Nordic AB.  Concordia Bus Nordic AB has no independent assets or operations other than its shares in these subsidiaries.

Accounting principles

The consolidated financial statements of the Concordia Bus Group have been prepared in accordance with generally accepted accounting principles in Sweden (“Swedish GAAP”) and thus have been prepared in accordance with recommendations issued by the Swedish Financial Accounting Standards Council (“Redovisningsrådet”). The Concordia Bus Group reconciles its net loss and capital deficiency to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant differences between Swedish GAAP and U.S. GAAP are described in Note 33.

The same accounting policies and methods of computation are followed for the year ended February 28, 2005 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has adopted the Swedish Accounting Standards Council’s recommendation RR29 - Employee benefits.

There has been a gradual transition in recent years to new Swedish recommendations of the Swedish Financial Accounting Standards Council which are based on and comply with IFRS.  From March 1, 2007, Concordia is required to present its consolidated financial statements fully in accordance with International Financial Reporting Standards (IFRS).  Concordia has not yet assessed the financial implications of adopting these new standards.

Currency

These financial statements have been prepared in SEK. References to “SEK”, “Swedish krona” or “Swedish kronor” are to Swedish currency.

Consolidated Financial Statements

The Consolidated Financial Statements have been prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Board (“Redovisningsrådet”) concerning consolidated financial statements.  The consolidated Statement of Operations and Balance Sheets of Concordia include all companies in which Concordia Bus AB (publ), directly or indirectly, holds more than 50 percent of the voting rights.

Acquisitions have been accounted for using the purchase method. This means that the assets and liabilities, including deferred taxes, of acquired subsidiaries are recorded at fair value at the date of the acquisition. If the purchase price exceeds the estimated fair value of the company’s net assets, the difference is reported as goodwill, which is amortized over its estimated useful life. Income from companies acquired during the year is included in the Consolidated Financial Statements from the date of acquisition. Net income from companies sold is included up to the date of the sale.

Internal profits and inter-company transactions within the group are eliminated in the Consolidated Financial Statements.

Translation of investments in foreign subsidiaries

Concordia uses the current rate method to translate the financial statements of foreign subsidiaries, in accordance with the suggested recommendations of the Swedish Financial Accounting Standards Board (“Redovisningsrådet”). In applying this method, subsidiaries are reported as independent units with operations conducted in foreign currencies and in which the Company has a net investment. This means that the assets and liabilities of the foreign subsidiaries are translated at the exchange rate as of the Balance Sheet date. The Statements of Operations are translated at the average rate for the year.

Revenue recognition

The majority of Concordia’s revenues arise from contracts with local public transportation authorities having contract terms of 5-8 years (“CPTA contracts”).

CPTA contracts generally provide Concordia with fixed fee revenue in return for the contracted bus services. Accordingly, all ticket revenues collected by Concordia on such contracts, referred to as gross agreements, are remitted to the local public transportation authorities, and Concordia receives its fixed fees regardless of the number of passengers transported. Under some contracts, Concordia receives fees from the local transportation authority after providing services. Under other contracts, Concordia receives fees in advance of providing services. Regardless of the timing of receiving the fees from the local public transportation authorities, Concordia recognizes revenue on a straight-line basis over the period of the contract and, accordingly, accrues for earned fee revenue or defers unearned fee revenue as appropriate. Such fixed fees are generally subject to periodic adjustment for certain changes in costs incurred or cost indices. In recognizing the fee revenue over the period of the contract, Concordia records adjustments to the fee revenue during the contract period based on the agreed cost adjustment mechanism contained in the contracts.  Revenues earned by Concordia on certain other CPTA contracts, referred to as net agreements, are based on or consider the number of passengers transported.  Revenues for these contracts are recognized on the date of travel by the passenger.

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

Revenue also includes rental income, sale of fuel and diesel and from engineering services. The revenue resulting from other operating activities is recognized when the product is delivered or the service is performed or, in terms of revenues from leasing arrangements under operating leases, on a straight-line basis over the term of lease.

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

In the consolidated Statements of Operations taxes are reported as if the group companies were separate taxable legal entities, in accordance with current taxation legislation for all periods reported.

Depreciation

Depreciation and amortization is computed based on an asset’s expected useful life and its depreciable amount. The depreciable amount is computed as the difference between cost of acquisition and the expected residual value of the asset at the end of its useful life. Depreciation is computed using a straight-line method based on the following percentages:

Goodwill	5-20%
Equipment, tools, fixtures and fittings	10-33%
Public Service Vehicles (“PSV”)	7.15-33%
Buildings	3.33-5%
Land improvements	3.75-5%

Goodwill pertaining to the acquisition of Ingenior M.O Schoyens Bilcentraler A/S is amortized over 20 years, which is based on the company’s strong strategic position in the Norwegian marketplace and its well established brand in this market.

Deferred financing fees are amortized straight-line over the life of the debt.

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

Loss making contracts

A significant portion of Concordia’s revenues are derived from five- to eight-year contracts with municipalities to provide bus services in a particular area. Under the terms of the contracts, the revenues are generally indexed at a rate corresponding to a consumer price index or a net price index. Due to changes in circumstances and because costs have generally increased more quickly than revenues, such contracts may become loss making. Concordia records a provision for such loss making contracts at the lowest level for which there are separate identifiable cash flows. Losses are recognized in the period in which management determines that cumulative losses will be incurred on a particular contract. The loss is computed after taking into account direct and indirect costs related to the service provided under the contract including depreciation on the related buses which will be used to meet the service obligation.  Concordia Bus normally has multiple contracts with the CPTAs (Contract Public Transportation Authority).  In most of the cases the different contracts with the same CPTA are closely connected to each other.  The contracts share the same resources (staff, equipment, vehicles and premises).  Often the contracts also are related for other reasons.  Concordia sign several contracts at the same time where some are loss making and some are profit making.  In instances where the cash flows from such contracts are interrelated, provisions for loss making contracts are measured by group contracts, however in no instance on a higher level than by CPTA.  Concordia also sign contracts to maximize the usage of the capacity in the resources.  The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

Derivative contracts

Currency derivatives (currency forwards and currency swaps) entered into in order to secure the currency exposure in interest payable for issued debt are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives are recorded when the currency exchange rate differences on the underlying commercial flows are realised. Derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as a financial cost in the statement of operations.

Interest rate derivatives (interest rate swaps) entered into in order to obtain a fixed interest rate with the preferred maturity in the lease obligation are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives is recorded at the same time as the hedged item is recorded. Interest rate derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as a financial cost in the statement of operations.

Diesel derivatives entered into in order to obtain a more secure price level are accounted for as hedging securities, that is, the gains and losses attributed to these derivatives are recorded at the same time as the hedged item is recorded. Diesel derivatives that do not qualify for hedge accounting are accounted for at the lower of acquisition cost or market value, where unrealised losses are accounted for as an operating cost in the statement of operations.

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

Retirement indemnities

Concordia has both defined contribution plans (covering mostly active employees) and defined benefit plans (covering mostly former employees).  The costs under the defined contribution plans are calculated based on agreed contributions specified under the terms of each plan while costs under defined benefit plans are actuarially determined and recognized when services are rendered.

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

Segment information

Concordia operates within three bus transportation markets which are Concordia’s main reportable segments: contractual public bus transportation “CPTA”, scheduled intercity bus services (express bus services); and coach hire services. In Norway and Finland the group operates within the contractual public bus transportation segment only.

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

The management and reporting of results of Concordia’s operations is based upon the reportable segments rather than the legal structure. Concordia’s operating decision-making group is the Board of Directors. Each segment is managed separately because each business requires specialized industry knowledge and strategies. The accounting policies for the reportable segments are the same as those used in the consolidated financial statements.

Concordia evaluates performance based upon the operating profit or loss before tax of each reportable segment and generally accounts for inter-segment sales and transfers as if the sales or transfers were to third parties at current market prices. Sales are attributed to geographical areas based on the location of the assets producing the revenue.

Note 2.  Primary segments—market type

Revenue by segment:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
CPTA—Sweden	3,407	3,486	3,407
CPTA—Sweden, sales to other segments	34	37	51
Total CPTA—Sweden	3,441	3,523	3,458
CPTA—Norway	450	365	442
CPTA—Finland	415	391	394
Total CPTA	4,306	4,279	4,294
Express	337	327	295
Interbus—external customers	117	110	127
Interbus—sales to other segments	25	27	26
Total bus operations	4,785	4,743	4,742
Other revenue and group eliminations	27	18	16
Total net revenue	4,812	4,761	4,758

Operating profit (loss) by segment:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
CPTA—Sweden*(1)	(187)	(81)	(52)
CPTA—Norway**(2)	6	(11)	(36)
CPTA—Finland(3)	(20)	(27)	(23)
Total CPTA	(201)	(119)	(113)
Express	26	31	22
Interbus	3	2	4
Total Express and Interbus	29	33	26
Total bus operations	(173)	(86)	(87)
Head office items and others(4)	(139)	(69)	(85)
Total operating loss	(312)	(155)	(172)

Total operating loss, above, includes costs for loss making contracts and restructuring costs of SEK 140, SEK 40 and SEK 15, respectively, for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

(1)           Includes SEK 90, SEK 47 and SEK 6, respectively, costs for loss making contracts and restructuring costs for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

(2)           Includes SEK (7), SEK (8) and SEK 5, respectively, of costs for loss making contracts for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

(3)           Includes SEK (3), SEK 1 and SEK 4, respectively, of costs for loss making contracts for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

(4)           Includes SEK 60 of restructuring costs for the year ended February 28, 2005.

Identifiable assets by segment:

	February 28, 2005	February 29, 2004
CPTA—Sweden	1,670	2,313
CPTA—Norway	354	310
CPTA—Finland	223	264
Total CPTA	2,247	2,887
Express	202	203
Interbus	75	78
Subtotal Express and Interbus	277	281
Total bus operations	2,524	3,168
Real estate	1	2
Head office assets and group eliminations	280	240
Total assets	2,805	3,410

Identifiable liabilities by segment:

	February 28, 2005	February 29, 2004
CPTA—Sweden	655	653
CPTA—Norway	59	59
CPTA—Finland	78	84
Total CPTA	792	796
Express	40	41
Interbus	29	22
Total Express and Interbus	69	63
Total bus operations	861	859
Head office assets and group eliminations	2,817	2,881
Total liabilities	3,678	3,740

Investments in intangible, tangible and financial fixed assets by segment:

		Year	Year
	Year ended	ended	ended
	February	February	February
	28, 2005	29, 2004	28, 2003

Investments
CPTA—Sweden	55	19	202
CPTA—Norway	35	3	1
CPTA—Finland	0	0	0
Total CPTA	90	22	203
Express	4	1	1
Interbus	11	0	16
Total Express and Interbus	15	1	17
Total bus operations	105	23	220
Head office assets and group eliminations	12	58	0
Total investments in intangible, tangible and financial fixed assets	117	81	220

Reconciliation to statements of cash flows:

	Year Ended	Year Ended	Year Ended
	February 28,	February 29,	February 28,
	2005	2004	2003
Investments in buildings, land, vehicles, equipment, tools, fixtures and fittings	112	32	216
Costs incurred and capitalized in connection with debt refinancing	5	49	4
	117	81	220

Depreciation by segment:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
CPTA—Sweden	274	256	271
CPTA—Norway	42	29	37
CPTA—Finland	32	30	33
Total CPTA	348	315	341
Express	16	18	15
Interbus	11	10	12
Total Express and Interbus	27	28	27
Total bus operations	375	343	368
Buildings	0	0	0
Head office assets and group eliminations	6	20	36
Total depreciation	381	363	404

Note 3.  Secondary segments—marketing areas

Revenue by country:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Sweden	3,924	3,986	3,902
Norway	466	379	457
Finland	422	396	399
Total revenue	4,812	4,761	4,758

Assets by country:

	February 28, 2005	February 29, 2004
Sweden	2,227	2,836
Norway	354	310
Finland	224	264
Total assets	2,805	3,410

Investments in intangible, tangible and financial fixed assets by country:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Sweden	82	78	215
Norway	35	3	1
Finland	—	0	0
Total investments in intangible, tangible and financial fixed assets	117	81	216

Reconciliation to statements of cash flows:

	Year Ended	Year Ended	Year Ended
	February 28,	February 29,	February 28,
	2005	2004	2003
Investments in buildings, land, vehicles, equipment, tools, fixtures and fittings	112	32	216
Costs incurred and capitalized in connection with debt refinancing	5	49	4
	117	81	220

Note 4.  Net revenue

Net revenue is comprised of revenue from bus services, rental income, sale of fuel including diesel and revenues from engineering services provided to external customers.

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Revenue by type
Revenue from regular bus services	4,726	4,663	4,665
Rent, external engineering and diesel revenues	34	47	40
Other revenues	52	51	53
Total net revenue	4,812	4,761	4,758

Note 5.  Cost of services provided

Direct costs of services provided are included, along with other costs, in the following cost categories in the statements of operations: fuel, tires and other consumables; other external costs; personnel costs; depreciation and amortization.  The direct costs of services included in these cost categories were as follows:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Drivers’ costs	2,287	2,290	2,265
Depreciation of PSV and operating lease charges	736	676	676
Fuel, tires, other consumables and other direct costs	1,254	1,170	1,165
Total cost of services provided	4,277	4,136	4,106

Note 6.  Other external costs

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Audit fees
Deloitte AB
Audit and audit related fees	3	5	4
Other services	—	—	—
Total	3	5	4

Audit and audit related fees represent the independent auditors’ examination of the financial statements and quarterly reports. The audit and audit related fees also represents fees in conjunction with the auditor’s examination of significant decisions, actions taken and circumstances of Concordia in order to be able to determine the possible liability to the Company of any Board Member or the Managing Director or whether they have in some other way acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. Audit and audit related fees also include professional services in connection with the offering of debt securities of Concordia. All other services provided are included in “other services”.

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Leasing charges
Operating lease rental expense	428	388	350
Total	428	388	350

For the years ended February 28, 2005, February 29, 2004 and February 28, 2003, Concordia had 1,470, 1,317, and 1,156 buses, respectively, under operational leasing contracts. Future lease payments for these buses amounts to SEK 1,934 for the year ended February 28, 2005, SEK 1,952 for the year ended February 29, 2004, and SEK 1,849 for the year ended February 28, 2003. Concordia also has properties under operational leasing contracts in which it conducts business.

Total future minimum lease payments discounted for each period as follows:

	February 28, 2005	February 29, 2004
Vehicles	829	905
Real estate and other	46	52
Total	875	957

The present value of the future leasing payments at February 28, 2005 is payable as follows:

	Total	Less than a year	1-3 years	4-5 years	More than 5 years
Vehicles	829	322	369	129	9
Properties	46	7	15	17	7
Total	875	329	384	146	16

The following is a schedule, by years, of future gross rental payments under operating leases as of February 28, 2005, should we keep our current operational bus leases through all contractual terms.

Years Ending:
February 28, 2006	393
February 28, 2007	336
February 29, 2008	272
February 28, 2009	231
February 28, 2010	209
Later years	494
Total	1,935

Note 7.  Personnel costs

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
AVERAGE NUMBER OF EMPLOYEES
Total company of which	6,949	7,512	7,484
Men	6,101	6,467	6,603
Women	848	1,045	881
Finland of which	766	750	759
Men	725	723	722
Women	41	27	37
Norway of which	611	580	775
Men	577	531	728
Women	34	49	47
Sweden of which	5,572	6,182	5,950
Men	4,799	5,213	5,153
Women	773	969	797
SALARIES AND OTHER REMUNERATIONS
Board of Directors and President*	5	5	4
Other employees in Sweden	1,450	1,476	1,454
	1,455	1,481	1,458
Subsidiaries abroad
Finland, Board of Directors and President	2	1	1
Finland, other employees	205	197	195
Norway, Board of Directors and President	2	2	1
Norway, other employees	232	183	204
TOTAL	1,896	1,864	1,859
Employer’s contribution for national social security purposes	672	708	700
Of which pension costs to other employees	124	161	132
Of which pension costs to Board of Directors and President	2	2	5

*              Numbers for the group represent Board of Directors and presidents in all Swedish subsidiaries. Remunerations to the former president of Concordia Bus Nordic AB was paid out by Concordia Bus Management AS and was included as corporate costs charged to Concordia Bus Nordic AB, and therefore not included in the above table as personnel costs for the years ended in February 2003 and 2004.  As of June 2004, the president was employed by Concordia Bus Nordic AB and therefore included in the above table as personnel costs for the year ended February 28, 2005.  The former CFO resigned from Concordia Bus on June 30, 2004.  He received a termination payment of SEK 2 million.

	February 28, 2005		February 29, 2004
	Number	Thereof men	Number	Thereof men
Board members and senior management
Members of the board	25	92%	13	100%
Managing directors and other members of senior management	31	90%	21	90%

Note 8.  Depreciation and amortization expense

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Goodwill	45	45	44
Buildings and land	—	—	—
Equipment, tools, fixtures and fittings	17	20	23
Vehicles	319	298	337
Total	381	363	404

For information concerning the useful lives of the assets, please see Note 1, Organization and Accounting Principles - Depreciation.

Note 9.  Interest income

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Affiliated companies	—	—	3
Other	4	6	7
Total	4	6	10

Of the above, SEK 4, SEK 7, and SEK 13 were received during the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively.

Note 10.  Interest expense and other similar items

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Interest expense on loans from credit institutions	(1)	(70)	(73)
Interest expense on notes payable	(268)	(172)	(161)
Amortization of deferred financing fees	(19)	(18)	(17)
Write-off of unamortized deferred financing fees	—	(24)	—
Other financial costs	(12)	(7)	(11)
Exchange rate gain and losses, net	46	(23)	(3)
Total	(254)	(314)	(265)

Of the above, SEK (201), SEK (308) and SEK (261) were during the years ended February 28, 2005, February 29, 2004 and February 28, 2003, respectively.

Note 11.  Income taxes

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Income taxes repaid	0	0	2
Deferred income taxes	2	54	81
Total income tax benefit	2	54	83

Difference between statutory income tax rate and effective rate of income tax benefit:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Loss before income taxes	(562)	(463)	(427)
Tax at Swedish statutory rate of 28%	157	130	120
Tax effect regarding non-taxable items	(1)	1	1
Tax effect regarding goodwill amortization	(13)	(13)	(13)
Tax loss carry forwards for which no deferred tax asset has been recognized in the balance sheet	(141)	(64)	(25)
Total income tax benefit	2	54	83

The income tax rates in Sweden, Norway and Finland are 28%. The taxes are based on the loss before tax with adjustments for non deductible/non-taxable revenues/costs. Concordia Bus AB and Swedish subsidiaries had unrecognized deferred taxes related to its accumulated tax loss carry forwards amounting to SEK 538,203 and SEK 111 at February 28, 2005, February 29, 2004 and February 28, 2003 respectively. The losses can only be used in the countries where they arise and in Sweden they can be used indefinitely. Concordia’s indirect subsidiary Concordia Bus Finland Oy Ab has accumulated tax loss carry forwards of SEK 50 of which

SEK 10 can be used until 2011, SEK 4 until 2012, SEK 14 until 2013 and SEK 22 until 2014. Concordia’s indirect subsidiary Ingenior M.O. Schoyens Bilcentraler AS has no accumulated tax loss carry forwards.

Temporary differences arise in instances where assets or liabilities are valued differently for tax purposes. Temporary differences have resulted in deferred tax liabilities and assets as follows:

	February 28, 2005	February 29, 2004	February 28, 2003
Deferred income tax liabilities:
Accelerated depreciation for tax purposes	—	28	96
Other	—	—	2
Deferred income tax assets:
Income tax loss carry forward	(151)	(76)	(59)
Provision for loss contracts	(16)	(22)	(13)
Other	(25)	(5)	(1)
Valuation allowance on deferred tax assets	192	75	31
Total deferred income tax liability	0	0	56

Note 12.  Intangible assets

	Year ended February 28, 2005	Year ended February 29, 2004
Goodwill
Acquisition cost
Beginning balance	940	940
Ending balance	940	940
Accumulated amortization
Beginning balance	(219)	(175)
Translation difference	8	1
Amortization for the year	(45)	(45)
Ending balance	(256)	(219)
Net book value, ending balance	684	721

Note 13.  Tangible assets

	Year ended February 28, 2005	Year ended February 29, 2004
Buildings and land
Acquisition cost
Beginning balance	3	3
Purchases	0	1
Sales/disposals	0	(1)
Ending balance	3	3
Accumulated depreciation
Beginning balance	(1)	(1)
Sales/disposals	0	—
Depreciation for the year	0	0
Ending balance	(1)	(1)
Net book value, ending balance	2	2
Tax assessment value	—	—

The tax assessment value is the basis used by the tax authorities for computing property taxes. Several of the subsidiary Swebus Fastigheter AB’s buildings are classified as transportation buildings and as such are exempt from property taxes.

	Year ended February 28, 2005	Year ended February 29, 2004
Equipment, tools, fixtures and fittings
Acquisition cost
Beginning balance	245	232
Purchases	12	16
Sales/disposals	(22)	(1)
Translation difference	0	(2)
Ending balance	235	245
Accumulated depreciation
Beginning balance	(211)	(194)
Sales/disposals	20	1
Depreciation for the year	(17)	(20)
Translation difference	(1)	2
Ending balance	(208)	(211)
Net book value, ending balance	27	34

	Year ended February 28, 2005	Year ended February 29, 2004
Vehicles
Acquisition cost
Beginning balance	3,526	3,707
Purchases	100	15
Sales/disposals	(306)	(183)
Translation difference	(2)	(13)
Ending balance	3,318	3,526
Accumulated depreciation
Beginning balance	(2,035)	(1,914)
Sales/disposals	265	168
Depreciation for the year	(319)	(298)
Translation difference	(0)	9
Ending balance	(2,090)	(2,035)
Net book value, ending balance	1,229	1,491

Included as purchases during the year ended February 28, 2005, are SEK 4 and during the year ended February 29, 2004 are SEK 0.8, of additions that have been financed under financial lease arrangements.

Note 14.  Receivables from affiliates

	Year ended February 28, 2005	Year ended February 29, 2004
Beginning balance	29	25
Changes during the year	(29)	4
Ending balance	—	29

Note 15.  Other long-term investments

	February 28, 2005	February 29, 2004
Investments	—	5
Operating lease deposit	5	5
Capitalized financing costs	86	99
Total	91	109

	February 28, 2005	February 29, 2004
Investments
Co-operative real estate	—	5
Total	—	5

	Year ended February 28, 2005	Year ended February 29, 2004
Acquisition cost
Beginning balance	5	5
Sales	(5)	—
Ending balance	—	5

Investments comprise shares and participations in various cooperative companies. None of the participations exceed 20% ownership.

	Year ended February 28, 2005	Year ended February 29, 2004
Operating lease deposit
Acquisition cost
Beginning balance	5	—
Increase during the year	—	5
Ending balance	5	5

	Year ended February 28, 2005	Year ended February 29, 2004
Capitalized financing costs
Acquisition cost
Beginning balance	135	139
Write-off for early repayment of debt	—	(53)
Costs incurred in connection with refinancing	5	49
Ending balance	140	135
Accumulated depreciation
Beginning balance	(36)	(47)
Write-off for early repayment of debt	—	29
Depreciation	(18)	(18)
Ending balance	(54)	(36)
Net book value, ending balance	86	99

Note 16.  Inventories

	Year ended February 28, 2005	Year ended February 29, 2004
Finished goods	33	30

Finished goods are primarily comprised of fuel and spare-parts.

Note 17. Accounts receivables

	February 28, 2005	February 29, 2004
Accounts receivables	361	318
Allowance for bad debts	(16)	(8)
Total	345	310

The allowance for bad debts has changed as follows:

Balance February 28, 2002	(5)
Write-offs	2
Provision for the year	—
Balance February 28, 2003	(3)
Write-offs	—
Provision for the year	(5)
Balance February 29, 2004	(8)
Write-offs	1
Provision for the year	(9)
Balance February 28, 2005	(16)

Note 18.  Accrued income and prepaid expenses

	February 28, 2005	February 29, 2004
Accrued income—CPTA	87	156
Other prepaid expenses and accrued income	56	82
Total	143	238

Note 19.  Cash and bank balances

Included as cash and bank balances is the outstanding balance for the cheque account connected to the group cheque account, where Concordia Bus Nordic AB is the contracting part with the bank.

	February 28, 2005	February 29, 2004
Cash and bank balances	124	292
Restricted cash*	51	54
Total	175	346

*              Restricted cash consists of refundable deposits in relation to guarantees made by a bank as security for the pension liability of Concordia Bus Nordic AB and Ingenior M.O. Schoyens commitments for three traffic contracts in Oslo, Norway.

Note 20.  Provisions for pensions and other commitments

	February 28, 2005	February 29, 2004
Beginning balance	60	69
Change in accounting principle	(7)	—
Change in provision	(2)	(9)
Ending balance	51	60

	February 28, 2005	February 29, 2004
Accrued pension obligations	48	54
Other pensions commitments	3	6
Total	51	60

The Concordia Bus Group funds pension obligations based on the advice of external actuaries and makes payments to a segregated fund managed by a specialist financial institution.

Pension plans for active personnel are funded under a multiemployer plan and through defined contribution plans. The total pension costs were SEK 126, SEK 163 and SEK 137 for the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively, of which SEK 10, SEK 12 and SEK 11 relates to costs of defined benefit pension plans for the years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

Concordia’s employees in Norway and for certain retired employees of the subsidiary Swebus AB received pension benefits under a defined benefit plan. Such plans are unfunded and, accordingly, pension benefits paid to such employees in 2005, 2004 and 2003 respectively were charged against the related provision.

For this financial year, a discount rate of 5.25 - 5.5% (5.4 - 6%) has been used to calculate the accrued benefit obligation depending on in which country the obligations are held.

Pension expense has been included in staff costs and is comprised of the following:

February 28, 2005
Current service cost	5
Interest cost	10
Expected return on plan assets	(7)
Net actuarial losses (gains)	1
Past service cost	—
Employers contribution to social security	1
Net pension cost	10

The following table reconciles the funded status of defined benefit plans to the amounts recognised in the balance sheet:

February 28, 2005
Present value of funded obligations	176
Present value of unfunded obligations	20
Unrecognised actuarial losses	(20)
Unrecognised past service cost	—
Fair value of plan assets	(127)
Employers contribution to social security	1
Other	1
Amount at end of the year	51

The movements in the liability recognised in the balance sheet were as follows:

February 28, 2005
At the beginning of year	53
Exchange differences	(3)
Net periodic cost	9
Expected pension payments	(10)
Employment contribution to social security	0
Other	2
At the end of year	51

Principal actuarial assumptions used to determine pension obligations were as follows:

February 28, 2005
Discount rates	5.25-5.5%
Expected return on plan assets	6.5%
Expected rate of salary increases	2.0-3.0%
Future pension increase	2.0%

Note 21.  Long-term liabilities for notes payable and capital lease obligations

Amounts outstanding under Concordia’s senior debt facilities, senior subordinated notes, senior secured notes and finance leases were as follows:

	February 28, 2005	February 29, 2004
Senior Secured Notes (Euro 130 million)	1,176	1,198
Senior Subordinated Notes (Euro 160 million)	1,448	1,475
Total borrowings before finance lease obligations	2,624	2,673
Other liabilities - finance lease obligations	20	23
Total borrowings	2,644	2,696
Less : short-term portion	(1,456)	(7)
Total	1,188	2,689

Senior Subordinated Notes

The Senior Subordinated Notes were issued by Concordia Bus AB (publ) and have a fixed annual interest rate of 11%, which is paid semi-annually (February 15 and August 15). The bonds mature in August 2010.  Subsequent to February 28, 2005, holders of an aggregate principal amount of 99.91% of the senior subordinated notes relinquished their rights under their senior subordinated notes in exchange for equity in Concordia Bus AB.  As a consequence of that exchange and a subsequent change of control tender offer, only €58,000 in aggregate principal amount of the Senior Subordinated Notes remains outstanding.

Senior Secured Notes

The Senior Secured Notes were issued by Concordia Bus Nordic AB (publ), a wholly-owned subsidiary. The Senior Secured Notes have a fixed annual interest rate of 9.125%, which is payable semi-annually (February 1 and August 1). The bonds mature in August 2009.

As a consequence of the Euro 130 million of Senior Secured Notes, Concordia Bus Nordic Holding AB (publ) and its subsidiaries are obligated to follow certain financial restrictions which limit entering financial lease agreements or sale and lease back agreements, making certain kinds of investments, disposing of assets and paying dividends to Concordia Bus AB (publ) except, in certain instances, to enable or Concordia Bus Nordic Holding (publ) to fulfill its own debt service obligations.

The legal issuer of the Senior Secured Notes, Concordia Bus Nordic AB (publ), is a 100% owned subsidiary of Concordia Bus Nordic Holding AB, which is wholly owned by Concordia Bus AB (publ). Concordia Bus Nordic Holding AB has fully and unconditionally guaranteed the payment of the notes. Concordia Bus Nordic AB (publ) is the company owning 100% of the shares in the operating subsidiaries of the Concordia Bus Group. Concordia Bus Nordic AB (publ) has no independent assets or operations. All subsidiaries of Concordia Bus Nordic AB (publ), other than minor dormant subsidiaries, have also fully and unconditionally guaranteed the payment of the Senior Secured Notes.

The guarantees of the subsidiaries and of Concordia Bus Nordic Holding AB are joint and several. As described in more detail in Note 24, the subsidiaries have also given pledges of certain collateral (both specific and floating charge certificates) as security for the Senior Secured Notes.

The Senior Secured Notes are classified as long-term liabilities because they are not in default.  The Senior Subordinated Notes issued by Concordia Bus AB are classified as a current liability because Concordia Bus AB did not make its latest interest payment.

Subsequent to February 28, 2005, Concordia has borrowed €45 million under a mezzanine facility agreement.

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

Finnish Subsidiary Guarantee and Collateral

The granting of guarantees and security is restricted under the Finnish Companies Act. Enforcement of the note Guarantees and Collateral issued or granted by Concordia Finland may, in whole or in part, be limited to the extent that the undertaking by such subsidiary is deemed to be in conflict with the limitations set out in the Finnish Companies Act, including the corporate interest of Concordia Finland. The determination shall be made, inter alia, on the basis of whether the undertaking was made for reasons so as to involve corporate benefit for (and be justified with grounds relating to the operations of) Concordia Finland and whether the guaranteed party is solvent for repayment of the guaranteed amount during the term of the undertaking. The absence of business reasons and corporate benefit would have the effect that the performance of the undertaking, or a part thereof, would violate the Finnish Companies Act. Any such violation would render the note guarantees and collateral invalid and any payments made there under would be subject to recovery at least to the extent that they violate the Finnish Companies Act.

Norwegian Subsidiary Guarantee and Collateral

The issuance of the subsidiary guarantee and the granting of the relevant security by the Norwegian subsidiary may be invalid under Norwegian law if such issuance and granting are not motivated by a legitimate business reason or corporate benefit for that subsidiary. In determining the sufficiency of the business reason or corporate benefit, a Norwegian court will consider whether or not the granting of the guarantee or security supported the object and the operations of that subsidiary. We have been advised by Norwegian counsel that they believe sufficient corporate benefit exists with respect to the note guarantee and collateral granted by the Norwegian subsidiary. However, there can be no certainty as to the sufficiency of the corporate benefit.

Other liabilities

	February 28, 2005	February 29, 2004
Financial lease obligations
Payable within 2-5 years	12	15
Payable after five years	0	1
Total long-term	12	16
Short-term portion	8	7
Total	20	23

During the financial year ended February 28, 2005, Interbus AB has entered into financial lease arrangements regarding two buses. The duration of the agreements is 25 months and 61 months respectively. The lease cost is based on the depreciation according to an annuity method and a floating rate of interest.

The following is a schedule by years of future minimum gross lease payments under finance leases together with the present value of the net minimum lease payments as of February 28, 2005:

Year ending
February 28, 2006	8
February 28, 2007	5
February 28, 2008	4
February 29, 2009	2
February 28, 2010	2
Later years	1
Total minimum gross lease payments	22
Less: Amount representing interest	(2)
Present value of minimum lease payments	20

	SEK Equivalent	Weighted-average floating interest rate
Currency
Euro	2,624	10.16%
Swedish krona	20	4.23%
Total borrowings including finance lease obligations	2,644

Note 22.  Accrued expenses and deferred income

	February 28, 2005	February 29, 2004
Deferred income—CPTA	125	90
Accrued employee costs (payroll, social charges, etc.)	235	278
Accrued interest expenses	94	18
Other accrued expenses	99	61
Total	553	447

Note 23.  Other current liabilities

	February 28, 2005	February 29, 2004
Employee—withholding taxes	55	58
Other short-term liabilities	98	101
Total	153	159

Note 24.  Pledged assets and contingent liabilities

	February 28, 2005	February 29, 2004
Pledged shares and contingent liabilities for senior secured notes
Pledged shares in subsidiaries(a)	382	709
Other pledged assets	1,099	1,351
Floating charge certificates(b)	132	119
Other pledged shares and contingent liabilities
Other pledged assets	—	59
Guarantees and other contingent liabilities	—	22
Total	1,613	2,260

In January 2004 a refinancing of the Concordia Bus Group’s then existing credit facilities was completed through the issuance of EUR 130 million of bonds. The proceeds received when issuing the bonds was used to repay existing credit facilities. In connection with the refinancing, Concordia wrote off SEK 25 million of unamortized capitalized financing costs and terminated the related euro interest rate derivatives at a cost of SEK 14 million.

As security for the Senior Secured Notes, Concordia has pledged the shares in the operating subsidiaries, the foreign subsidiaries and the real-estate companies, the buses owned by Swebus Busco AB and IngeniØr M.O. SchØyens Bilcentraler AS (“SBC”), the operating receivables and fixed assets of SBC, and two internal loans to Swebus Busco AB and Swebus AB amounting to € 87 million and € 22 million respectively. The subsidiaries have pledged floating charge certificates amounting to SEK 119 million and have given guarantees relating to the bonds. See Note 21 regarding certain limitations on the enforcement of such guarantees and collateral pledges.

Additionally to the table above Concordia Bus AB is a guarantor of Swebus AB’s traffic obligation towards SL.

(a)           The following securities exist as of February 28, 2005:

The company has pledged the shares of Concordia Bus Nordic Holding AB;

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Bus Co AB,

Ingenior M.O. Schoyens Bilcentraler A/S;

Swebus Express AB;

Interbus AB;

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

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of € 1.2 million

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 115 million

Gävle Trafik AB has granted pledge over floating charge certificates in an aggregate amount of SEK 0.8 million

Swebus Busco AB has granted pledge for its buses in an aggregate amount of 1.001 million.

Ingenior M.O. Schoyens Bilcentraler A/S has granted pledge for its assets in an aggregate amount of 98 million.

The following shares (at unconsolidated carrying values) have been pledged for existing long-term liabilities:

	February 28, 2005	February 29, 2004
Concordia Bus Nordic AB	0	44
Shares in Swebus Fastigheter AB	21	26
Shares in Swebus AB	31	253
Shares in Swebus Express AB	14	15
Shares in Interbus AB	20	20
Shares in Concordia Bus Finland Oy Ab	50	34
Shares in Swebus Busco AB	1	68
Shares in Ingenior M.O. Schoyens Bilcentraler AS	245	249
Dormant companies	—	—
Total	382	709

Note 25.  Other provisions

	Year ended February 28, 2005	Year ended February 29, 2004
Provisions for loss-making contracts
Beginning balance	80	46
Change in provision during the year	(27)	34
Ending balance	53	80

Provisions for loss making contracts have been made on an individual or aggregated basis depending on interdependency of cash flows for the contracts where contractual revenues do not cover the estimated costs. The provision is calculated as the difference between the estimated costs to fulfill the contractual commitment and the contractual revenues.

	Year ended February 28, 2005	Year ended February 29, 2004
Restructuring costs
Beginning balance	6	—
Release of previous year’s provision	(6)	—
Provision this year	7	6
Ending balance	7	6

Restructuring costs during financial year ended February 28, 2004 were primarily for employee termination benefits relating to the Gothenburg, Sweden depots which were closed during the financial year ended February 28, 2005.

Ending balance of SEK 7 million relates to costs for employees that have been terminated and for services rendered during the financial year ended February 28, 2005.

Note 26.  Changes in shareholder’s equity (deficit)

	Share capital	Restricted equity	Non-restricted equity	Total
Balance February 28, 2002 (Restated, see Note 1)	1	—	422	422
Translation adjustments	—	—	(0)	(0)
Transfers between restricted and non-restricted equity	—	27	(28)	—
Net loss	—	—	(344)	(344)
Balance February 28, 2003	1	27	50	78
Translation adjustments	—	—	0	0
Transfers between restricted and non-restricted equity	—	(27)	28	—
Net loss	—	—	(409)	(409)
Balance February 29, 2004	1	—	(331)	(330)
Translation adjustments	—	—	11	11
Effect of Change in accounting principle, net of tax	—	—	5	5
Net loss	—	—	(560)	(560)
Balance February 28, 2005	1	—	(874)	(873)

Restricted reserves refer to equity, which according to the Swedish Companies Act is not distributable. Annual transfers between restricted and unrestricted reserves represent annual changes in the reserves and relate mainly to annual changes in statutory untaxed reserves of individual companies within the Concordia Bus Group.

Concordia Bus AB received as part of establishing the group in 2000 a conditional shareholders contribution of SEK 648 million. The repayment of such contributions is conditional on the company and the group having sufficient future distributable earnings.

Note 27.  Net loss per share

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Shares issued and outstanding	5,000	5,000	5,000
Net loss (millions of SEK)	(560)	(409)	(344)
Net loss per share (SEK)	(112,063)	(81,721)	(68,780)

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

Note 28.  Financial risk management and financial derivatives

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•                  Interest rates on debt;

•                  Credit- and counterparty-risk;

•                  Foreign exchange rates;

•                  Fuel prices; and

•                  Inflation.

Risk management is conducted centrally in accordance with the finance policy adopted by the board. The Concordia Bus Group uses derivatives as part of its financial risk management in order to limit the foreign exchange, interest rate and diesel price exposure. As of February 28, 2005, we have not complied with this policy, due to lack of credit facilities. As of February 28, 2005 we have not complied with this policy concerning the items foreign exchange contracts and diesel hedges. The reason is that the company, due to its weak financial situation during the financial year ending February 28, 2005, has not been able to get the necessary credit facilities in place in order to enter derivatives contracts.

Interest Rates Risk

Interest rate risk refers to the risk that changes in the market rate of interest will adversely affect Concordia’s interest cost. How fast a change in the interest rate will influence the net interest depends on the borrowings fixed interest term.

Concordia is mainly exposed to interest rate risk in its leases which are based on among other things a floating market interest rate. To reduce the interest exposure in the lease portfolio, Concordia has entered into interest rate derivatives which hedge the interest for a portion of the lease commitment. The outstanding interest rate derivatives have notional amounts totaling SEK 77.5 million at February 28, 2005. All interest rate derivatives mature in 2005.

Based on the nominal value of the operational lease commitment at February 28, 2005, of SEK 1,935 million, a one basis point change in interest rates would increase lease charges by approximately SEK 19.3 million per annum.

Credit- and counterparty-risk

Concordia’s financial transactions lead to credit risks towards financial counterparties. Concordia’s financial policy states that credit risk shall be reduced through only accepting counterparties with high credit rating and through fixed credit limits. On February 28, 2005, Concordia had limited counterparty exposure concerning its derivatives, since they do not have any material outstanding contracts.

Commercial credit risks are limited through a diversified customer base with high credit ratings. A provision has been recorded for accounts receivables, which have been estimated to be doubtful of collection.

Foreign Exchange Risk

Foreign exchange risk arises through cash flows in foreign currency (transaction exposure) and through the recalculation of outstanding debt, issued in other currencies than the Swedish Krona (foremost the secured Notes of €130 million and unsecured Notes of €160 million) and of the foreign subsidiaries’ balance sheets and statements of operations to Swedish kronor (translation difference exposure).

Transaction exposure—The Concordia Bus Group is exposed to foreign exchange differences relating to the EUR 130 million senior secured notes and €160 million unsecured. To limit the transaction risk, which arises from the interest rate payments on the notes, Concordia has entered into currency derivatives having a notional amount of EUR 4.4 million. Concordia has hedges in place for 15% of the total interest payable during the financial year ending February 28, 2006.

Based on Concordia Bus Nordic’s interest payments of EUR 29.5 million for the 12-month period beginning March 1, 2005, the interest cost would increase by SEK 27.3 million if the Swedish currency would depreciate 10 percent against the euro compared to the rate of exchange at February 28, 2005. The calculation includes the outstanding currency derivatives.

Concordia is also exposed to foreign exchange rate changes through the purchase of diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. Concordia receives compensation for a portion of changes in diesel prices through revenue indexes in the contracts with the CPTA’s. It is estimated that this index compensation reduces 55% of the exposure to diesel price changes. Based on the budgeted diesel consumption, a 10 percent depreciation of the Swedish crown against the US dollar would increase the diesel costs by SEK 9.1 million for the coming financial year beginning March 1, 2005. The calculation includes the effects of the computed index compensation.

Translation difference exposure—Concordia’s exposure to translation differences has historically not been hedged.

Fuel Price Risk

Concordia is also exposed to commodity price risk through its requirements for diesel fuel. Diesel fuel is priced in the international commodity markets in US dollars. Concordia receives compensation for a portion of changes in diesel prices through revenue indexes in the contracts with the CPTA’s. It is estimated that this index compensation reduces 55% of the exposure to diesel price changes.

Based on the budgeted diesel consumption, an increase of one US dollar/ton would increase diesel costs by SEK 0.2 million for the 12-month period beginning March 1, 2005.

Inflation

Inflation had no material impact on our operations during the year ended February 28, 2005. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are currently subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us.

Note 29.  Fair value of financial instruments

Outstanding interest rate swaps on February 28 2005

Group

	Notional amount	Fixed interest rate	Maturity date	Market value
	(SEK)			(KSEK)
Interest rate swap SEK	18,750,000	5.68%	May 19, 2005	(161)
Interest rate cap SEK	40,000,000	6.00%	June 20, 2005	0
Interest rate swap SEK	18,750,000	5.73%	July 19, 2005	(332)
				(493)

The market value of these financial instruments has been expensed in the statement of operations since they do not qualify for hedging accounting.

Outstanding foreign exchange options on February 28, 2005:

Group

	Amount	Strike rate	Maturity date	Marketvalue(KSEK)
Issued put option	€4,400,000	8.70	August 10, 2005	(47)
Purchased call option	€4,400,000	10.92	August 10, 2005	—
Issued put option	€4,400,000	8.83	February 9, 2006	(320)
Purchased call option	€4,400,000	11.45	February 9, 2006	—
Issued put option	€4,400,000	8.50	August 8, 2006	(133)
Purchased call option	€4,400,000	10.78	August 8, 2006	0
				(500)

No outstanding diesel swaps on February 28, 2005:

Note 30.  Going-concern matters

Concordia has over time accumulated significant losses, whereby shareholder equity has become negative and cash and bank balances have decreased, even though additional cash was contributed through the refinancing project consummated in February 2004 and through the Restructuring. The Concordia Bus Group long term ability to continue its operations is dependent on a successful future tendering process and continuing cost cutting initiatives as well as an improvement in cash flows.

 Since the Restructuring, the Company remains is highly leveraged as a result of the Senior Secured Notes outstanding, the mezzanine facility and significant operational lease obligations. This leverage has put additional pressure on the Company’s cash flows and has limited the Company’s ability to seek additional external funds. Existing cash and bank balances are not expected to be sufficient to cover future cash needs for potential operating losses, normal capital expenditures, mandatory interest payment and amortization on debt owed.

Prior to the Restructuring, and for the fiscal year ending February 28, 2005, the Company was highly leveraged as a result of the Senior Subordinated Notes and the Senior Secured Notes outstanding.  However, on October 4, 2005 holders of 99.91% in aggregate principal amount of the Senior Subordinated Notes received equity in Concordia in exchange for releasing Concordia from all claims they had under the Senior Subordinated Notes as part of a restructuring of Concordia.  As a result, as of October 4, 2005, 97.5% of the issued ordinary share capital is held by former holders of Concordia’s Senior Subordinated Notes. In connection with the Restructuring, Concordia Bus AB has borrowed €45,000,000 under a mezzanine facility of which approximately €38,000,000 has been contributed to Concordia Bus Nordic as an equity capital contribution to pay for the expenses of the Restructuring and to cover its capital needs.  The remaining amount has been used to cover restructuring expenses.

As of February 28, 2005, Concordia had approximately SEK 1.188 million of long-term debt due to third parties, including the Senior Secured Notes and long term finance lease obligations but excluding operating lease obligations and excluding Senior Subordinated Notes of SEK 1.448 million, which are classified as short term. As of November 30, 2005, Concordia has approximately SEK 1.691 million of long-term debt due to third parties, including longterm finance lease obligations but excluding operating lease obligations. Its ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Furthermore its ability to service its existing debt, is dependent on the ability to transfer profit from Concordia Bus Nordic AB to Concordia. The non-restricted equity in the underlying companies, available for dividends, has been reduced during the year due to losses, which furthermore limits its ability to receive dividends from subsidiaries.

The consolidated statements of operations for the year ended February 28, 2005 shows that earnings generated by the underlying businesses during the period March 1, 2004 - February 28, 2005 have not been sufficient to cover Concordia’s costs. The management of Concordia believes that now that the restructuring is consummated Concordia will be able to continue as a going concern primarily as a result of reduction of the Concordia Bus Group’s total indebtedness and consequently improvement in Concordia’s cash flow used in financing activities. Furthermore, Concordia and its subsidiaries are continuing to implement changes in the operations, changes to the administrative structure as well as certain changes in the capital structures. In addition, the improvements in compensation levels in new tenders with public transport authorities are continuing.

These financial statements have been prepared assuming that Concordia and its subsidiaries will be successful in their initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern. These financial statements have also been prepared under the assumption that during the 12 month period following the release of these financial statements: (i) Concordia Bus Nordic AB will be in compliance with its covenants associated with its senior secured notes, and (ii) Concordia Bus AB will not become insolvent or bankrupt. If Concordia Bus Nordic AB were to be in breach of one or more of those covenants, and if the lenders so elected, the €130,000,000 Senior Secured Notes, which are classified as long term as of February 28, 2005, would become immediately due and payable.

Further, in the event of an acceleration under the senior secured notes following a default, all or part of the leasing contracts covering a significant portion of Concordia’s leases may be terminated at the option of the lessor. This could have a material adverse effect on Concordia’s business.

Note 31.  Subsidiaries of Concordia

Concordia Bus AB (publ) has the following wholly owned subsidiaries:

	Company’s registration number	Number of shares	Ownership (%)
Subsidiaries
Concordia Bus Nordic Holding AB	556028-1122	300	100
Concordia Bus Nordic AB	556031-8569	160,000	100
—Interbus AB	556097-8990	5,000	100
—Swebus AB	556057-0128	3,000	100
—Swebus Busco AB	556583-0527	1,000	100
—Swebus Express AB	556358-3276	5,000	100
Foreign subsidiaries
—Concordia Bus Finland Oy AB	0505988-8	2,000	100
—Ingenior M.O. Schoyens Bilcentraler A/S	915768237	750	100
Real estate companies
—Swebus Fastigheter AB	556031-3354	10,000	100

	Company’s registration number	Number of shares	Ownership (%)
—Subsidiaries to Swebus Fastigheter AB:
—Alpus AB	556011-6571	10,000	100
—Malmfältens Omnibus AB	556032-0359	960	100
—Enköping-Bålsta Fastighetsbolag AB	556012-9388	1,500	100
Dormant companies
—Arlanda buss AB	556030-5335	1,000	100
—Billingens Trafikk AB	556027-3137	14,000	100
—Enköping-Bålsta Trafik AB	556410-2894	1,000	100
—Gävle Trafik AB	556031-1812	70,000	100
—Hälsinge Wasatrafik AB	556039-2622	1,550	100
—AB Härnösandsbuss	556029-8258	3,000	100
—Karlstadsbuss AB	556051-2039	3,000	100
—AB Kristinehamns Omnibusstrafik	556043-6445	9,000	100
—Saltsjöbuss AB	556210-1500	2,500	100
—Swebus Service AB	556041-6736	1,000	100
—Swebus Västerås AB	556115-9988	5,100	100
—Tumlare Buss AB	556068-5975	1,010	100
—Wasabuss AB	556416-2419	1,000	100
—Wasatrafik AB	556048-9188	2,400	100

Note 32.  Related party transactions

Erik Linnarsson is a partner at Advokatfirman Lindahl HB, which acts as legal counsel to Concordia and is a director of certain of Concordia’s operating subsidiaries.

Under a lease arrangement between SchØyen Group and IngeniØr M.O. SchØyens Bilcentraler A/S, SchØyen Group has leased depots and other real property to SBC AB, a subsidiary of Concordia, for a period of ten years ending in 2009. The rentals paid were SEK 14 million, SEK 13 million, and SEK 15 million for the years ended February 29, 2005, February 28, 2004, and February 28, 2003, respectively.

Concordia Bus Management A/S, a wholly-owned subsidiary of Concordia Bus BV, has provided management services to Concordia and its subsidiaries. A management fee has been charged to Concordia and their subsidiaries for these services amounting to SEK 11 million, SEK 15 million, and SEK 23 million for years ended February 28, 2005, February 29, 2004, and February 28, 2003, respectively.

In connection with the termination of certain key employees during the years, Concordia Bus Nordic AB has transferred funds to the SchØyen Group at an amount of NOK 1,005 thousand to settle certain shareholder loans. In August 2005 these shareholder loans have been repaid at its nominal amount by the SchØyen Group.

On February 28, 2005 we have made a valuation allowance of an aggregate of SEK 33,000,000 for loans that Concordia Bus BV and Concordia Bus Management AS owed to Concordia. The receivables still exist and actions will be taken to get them collected however given the ongoing restructuring process and the financial status of these two companies Concordia has chosen a prudent view when determining collectability.

For a description of the Subordinated Shareholder Loan, see “Description of Other Material Indebtedness—Subordinated Shareholder Loan from Concordia Bus AB.”

Note 33.  Reconciliation to accounting principles generally accepted in the United States of America

Accounting policies used by the Concordia Bus Group conform with accounting principles generally accepted in Sweden (“Swedish GAAP”) which differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Below is a description of these differences and a reconciliation of net loss, shareholder’s equity (deficit) and cash flows to U.S. GAAP.

	Note		Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Net loss under Swedish GAAP			(560)	(409)	(344)
(See Note 1)
Adjustments:
Goodwill amortization	(a	)	44	44	44
Pensions	(b	)	0	2	1
Derivative financial instruments	(d	)	1	26	(11)
Sale-leaseback of real estate	(e	)	4	15	8
Lease classification	(f	)	(4)	(6)	(8)
Restructuring	(g	)	(6)	6	—
Tax effect of U.S. GAAP adjustments			3	(12)	9
Net loss under U.S. GAAP			(518)	(334)	(301)
Number of shares			5,000	5,000	5,000
Primary and diluted net loss per share under U.S. GAAP (SEK)			(103,600)	(66,895)	(60,180)

	Note		February 28, 2005	February 29, 2004
Shareholder’s equity (deficit) under Swedish GAAP			(873)	(330)
Adjustments:
Goodwill amortization	(a	)	125	81
Pensions	(b	)	(10)	(5)
Refund from defined contribution plan	(c	)	54	54
Derivative financial instruments	(d	)	1	(0)
Sale-leaseback of real estate	(e	)	(31)	(35)
Lease classification	(f	)	(21)	(17)
Restructuring	(g	)	—	6
Tax effect of U.S. GAAP adjustments			2	(1)
Capital deficiency under U.S. GAAP			(753)	(247)

Under Swedish GAAP, Concordia’s cash flow statements are presented in accordance with the Swedish Financial Accounting Standards Council’s recommendation No. 7. These statements present substantially the same information as is required under U.S. Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows”, in the manner in which certain information is presented.

A summary of Concordia’s operating, investing and financing activities, classified in accordance with U.S. GAAP, utilizing the amounts shown in the Swedish GAAP cash flow statement, are as follows:

	Note		Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Cash flows provided by (used in) operating activities, Swedish GAAP			(98)	7	15
Lease classification	(f	)	12	12	12
Cash flows provided by (used in) operating activities, U.S. GAAP			(86)	19	27
Cash flows used in investing activities, Swedish GAAP			(63)	(11)	(136)
Restricted cash	19		(51)	—	—
Cash flows used in investing activities, U.S. GAAP			(114)	(11)	(136)
Cash flows provided by (used in) financing activities, Swedish GAAP			(8)	153	(99)
Lease classification	(f	)	(12)	(12)	(12)
Cash flows provided by (used in) financing activities, U.S. GAAP			(20)	141	(111)
Net increase (decrease) in cash and bank balances			(220)	149	(220)

There were no significant non-cash investing or financing activities during either of the three years presented above other than that Concordia entered into capital leases resulting in the recognition of capitalized vehicle costs and related capital lease obligations of SEK 4 for the year ended February 28, 2005, SEK 1 million for the year ended February 29, 2004 and SEK 37 million for the year ended February 28, 2003.

(a)           Goodwill amortization

For Swedish GAAP, Concordia amortizes goodwill balances based on their estimated economic lives and assesses the balances for impairment whenever there is an indicator that the assets may be impaired. Effective March 1, 2002, Concordia adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” for U.S. GAAP purposes. SFAS No. 142 requires goodwill to no longer be amortized, but instead be tested for impairment upon adoption of SFAS No. 142, as well as on an annual basis, and more frequently if circumstances indicate a possible impairment. If the carrying value of goodwill exceeds its fair value, an impairment loss is recognized. Prior to adopting SFAS No. 142, for U.S. GAAP purposes, Concordia amortized goodwill balances over their estimated economic lives, not to exceed twenty years, and assessed the balances for impairment whenever events or changes in circumstances indicated that the carrying amounts may not be recoverable.

Upon the adoption of SFAS No. 142, the transition provisions of SFAS No. 141, “Business Combinations,” also became effective requiring, in certain circumstances, the reclassification of amounts between recognized goodwill and other intangibles relating to previous business combinations. The transition provisions of SFAS No. 141 did not affect any of Concordia’s previously reported goodwill under U.S. GAAP.

Under SFAS No. 142, the U.S. GAAP goodwill impairment test is performed at the reporting unit level and is comprised of two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of the applicable reporting unit to its carrying value, including goodwill. Concordia’s measurement of fair value is based on an evaluation of both future discounted cash flows, consistent with those utilized in Concordia’s annual planning process, and public company trading multiples. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the applicable reporting unit’s goodwill with the carrying amount of that goodwill, to measure the amount of goodwill impairment, if any. Subsequent reversal of a recognized impairment loss is prohibited.

Upon adoption of SFAS No. 142, Concordia performed transitional impairment tests of goodwill under U.S. GAAP. As a result of these impairment tests, no impairment charges were recognized at the date of adoption. Subsequent annual impairment tests are performed, at a minimum, on goodwill in conjunction with Concordia’s annual planning process. No impairments were recorded under U.S. GAAP as a result of the annual impairment tests.

Changes in the total carrying amount of goodwill for U.S. GAAP purposes were as follows during each of the years ended February 29/28:

	2005	2004	2003
Balance at March 1 for U.S. GAAP reporting purposes	856	856	856
Acquisitions	—	—	—
Amortization	—	—	—
Balance at February 29/28 for U.S. GAAP reporting purposes	856	856	856

As required by SFAS No. 142, the results for periods prior to its adoption have not been restated. The following table reconciles the reported net loss and basic and diluted net loss per share, all in accordance with U.S. GAAP, to that which would have resulted if SFAS No. 142 had been adopted on March 1, 2001 (in SEK millions, except per share amounts):

	2005	2004	2003
Reported net loss in accordance with U.S. GAAP	(518)	(334)	(301)
Add: Goodwill amortization, net of tax of nil	—	—	—
Adjusted net loss in accordance with U.S. GAAP	(518)	(334)	(301)

	2005	2004	2003
Reported basic and diluted net loss per share in accordance with U.S. GAAP	(103,600)	(66,895)	(60,180)
Add: Goodwill amortization, net of tax of nil	—	—	—
Adjusted basic and diluted net loss per share accordance with U.S. GAAP	(103,600)	(66,895)	(60,180)

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

Concordia’s defined benefit pension plan for Swedish retirees is unfunded and has 568 plan participants at February 28, 2005.

Prior to January 1, 2004, Concordia offered two defined benefit pension plans to employees in Norway. One of the plans was for employees who begin work with Concordia before the age of 58 years. Such plan is funded and has 528 plan participants at February 28, 2005. The plan assets are invested in a combination of equity securities, government guaranteed bonds, real estate and other high-grade long-term investments. The other plan was for employees who begin work at the age of 58 years or later. Such plan is not funded and includes 424 plan participants at February 28, 2005. Beginning January 1, 2004, the two defined benefit plans were closed to new enrollments. Instead, new employees must enroll in SBC’s defined contribution plan.

The amounts computed in accordance with U.S. GAAP as shown below relate to the defined benefit pension plans described previously:

	2005	2004
Change in benefit obligation:
Benefit obligation beginning of the year	192	196
Service cost	5	4
Interest cost	10	11
Actuarial (gains) losses	(6)	(1)
Benefits paid	(15)	(16)
Other	8	(2)
Benefit obligation end of the year	194	192
Change in plan assets:
Fair value of plan assets at the beginning of the year	116	116
Actual return on plan assets	7	7
Employer contributions	4	4
Benefits paid	(9)	(6)
Other	9	(5)
Fair value of plan assets at the end of the year	127	116
Funded status	(67)	(76)
Unrecognized net actuarial (gain) loss	9	14
Accrued benefit obligation	(58)	(62)
Components of net pension cost:
Service cost	5	4
Interest cost	10	11
Expected return on plan assets	(7)	(7)
Amortization of net actuarial (gain) loss	—	—
Social charges	1	—
Net pension cost	9	8
Weighted-average assumptions at year end:
Discount rates	5.3-6.5%	5.5-7.0%
Expected return on plan assets	5.5%	6.0%
Rate of compensation increases	3.3%	3.0%
Inflation rates	2.0%	2.0%

A reconciliation of the above disclosures, which are combined for Concordia’s three defined benefit plans, to the amounts recorded in the balance sheet is as follows:

	February 28, 2005	February 29, 2004
Norwegian plan with net prepaid pension asset	9	11
Norwegian plan with net pension obligation	(15)	(16)
Swedish plan with net pension obligation	(19)	(57)
Net accrued pension benefit obligation	(67)	(62)

In regards to the plans having a net pension obligation, the following is the funded status of those plans on a combined basis, before consideration of unrecognized items:

	February 28, 2005	February 29, 2004
Accumulated benefit obligation	(194)	(192)
Fair value of plan assets	127	116
Funded status	(67)	(76)

For other active employees the entities in the Swebus group have individual plans or participate in plans administered outside Concordia. These pension plans are generally non-contributory for the employees and cover substantially all of Swebus employees.

Concordia recognized additional liability of SEK 19 million as of February 28, 2005. such amount represented the excess of the difference between accumulated benefit obligation of SEK 194 million and the fair value of plan assets of SEK 127 million, and the recorded liability under Swedish GAAP of SEK 48 million.

(c)           Refund from defined contribution plan

Swedish companies participate in a collectively bargained pension plan for all Swedish white-collar employees (a multiemployer pension plan). Required contributions to the plan are charged to earnings as they become due and payable for purposes of both Swedish GAAP and U.S. GAAP. In 1998, the plan administrator (“SPP”) announced a significant surplus in the plan and that the surplus would be returned to plan participants. In 1999, the plan administrator announced how much each employer would receive. In 2000, actual payment terms were announced, which include an initial cash refund based on a formula (which resulted in a refund of 20% of the calculated share of surplus for many companies) with the remainder applied as a credit against future premiums or potentially transferred to another entity. Until the surplus is refunded to participating companies, it was the legal property of the pension plan. Under Swedish GAAP, the refund was recognized as an asset as part of the net assets of which were acquired by its shareholder on January 14, 2000. Such accounting treatment differs from the accounting treatment under U.S. GAAP, where any refunds under a defined contribution plan are recognized as income in the period when the refund can actually be utilized. Thus, under U.S. GAAP, no asset for this refund was recognized in connection with the acquisition of Concordia by its shareholder. As of February 28, 2002, Concordia had received the full amount of the refund in cash and, consequently, had recognized the amount in income and, therefore in equity under U.S. GAAP.

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

U.S. GAAP requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at its fair value. U.S. GAAP requires that changes in a derivative’s fair value be recognized currently in earnings unless specific criteria are met to account for such financial instruments as hedges. Concordia accounts for changes in the fair value of all its derivative financial instruments through income as it has not chosen to designate any of the derivative instruments as hedges for U.S. GAAP purposes.

Fair Values of Financial Instruments

The carrying amounts of Concordia’s categories of financial fixed assets, accounts and other current receivables, cash and cash balances approximated their respective fair values at February 28, 2005 and February 28, 2004. Similarly, the carrying amounts of Concordia’s categories of non-current liabilities and current liabilities approximated their respective fair values at February 28, 2005 and February 29, 2004.

The fair values of derivate financial instruments held by Concordia at February 28, 2005 are included in note 29. in certain circumstances, the fair values of the derivates financial instruments are not recorded for Swedish GAAP reporting purposes. However, for U.S. GAAP reporting purposes, the carrying amounts of all derivative financial instruments are equal to their values as stated above.

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

Certain of Concordia’s leases, which resulted from the sale-leaseback transactions entered into by Concordia as described in (e), are capital leases for U.S. GAAP purposes and operating leases for Swedish GAAP purposes.

At February 28, 2005 a total of SEK 21 has been recorded as an equity difference due to classification of leases, whereof SEK 14 relates to accumulated depreciation (SEK 4 in current year) and the remainder relates to differences between lease payments and interest portion of lease expenses.

(g)           Restructuring

For Swedish GAAP, Concordia recorded a restructuring provision of SEK 6 million at February 29, 2004, relating to one-time, employee termination costs pertaining to the close-down of operations in Gothenburg, Sweden which will occur after February 29, 2004. As the employees must continue working for longer than a minimum retention period to receive the termination benefit, the termination costs are deemed to have future benefit under U.S. GAAP. As a result, under U.S. GAAP, the termination costs cannot be recognized as a provision at February 29, 2004. Instead, the fair value of the obligation at February 29, 2004 was recognized under U.S. GAAP ratably over the estimated remaining service period of the employees. The fair value of the obligation was fully recognized in income in the year ended February 28, 2005.

(h)           Comprehensive loss under U.S. GAAP

The following presents comprehensive loss, defined as changes in the stockholder’s deficit of Concordia as a result of transactions other than those with the owner:

	Year ended February 28, 2005	Year ended February 29, 2004	Year ended February 28, 2003
Net loss	(518)	(334)	(301)
Other comprehensive income (loss):
Change in cumulative translation adjustment, net of tax	12	1	(12)
Comprehensive loss	(506)	(333)	(313)

(i)            Changes in shareholder’s equity (deficit) under U.S. GAAP

Shareholder’s Equity
Balance February 28, 2002	399
Change in cumulative translation adjustment	(12)
Net loss	(301)
Balance February 28, 2003	86
Change in cumulative translation adjustment	1
Net loss	(334)
Balance February 29, 2004	(247)
Change in cumulative translation adjustment	12
Net loss	(518)
Balance February 28, 2005	(753)

(j)            New accounting principles for U.S. GAAP

Consolidation of Variable Interest Entities

In December 2003, the U.S. Financial Accounting Standard Board (“FASB”) issued FASB Interpretation No. 46 ( revised in December 2003), “Consolidation of Variable Interest Entities, “ (“FIN 46R”) which addresses the consolidation of variable interest entities by business enterprises. Variable interest entities are entities in which either the equity investment at risk is not sufficient to absorb the probable losses without additional subordinated financial support from other parties, or the investors with equity at risk lack certain essential characteristics of a controlling interest. Under FIN 46R, Concordia must consolidate any variable interest entity in which Concordia holds variable interests and is deemed the primary beneficiary. Portions of the requirements of FIN 46R were required to be adopted during the year ended February 29, 2004, while other portions were required to be adopted during the year ended February 28, 2005 under the transition rules. The adoption of the remaining provisions of FIN 46R during the year ended February 28, 2005 did not have a significant effect on Concordia’s consolidated financial position or results of operations reported in accordance with US GAAP did not have any impact on Concordia’s consolidated financial position or results of operations. The remaining provisions become effective after February 29, 2004, but management does not expect that such provisions will have a material impact on Concordia’s consolidated financial position or results of operations under U.S. GAAP.

Revenue Arrangements with Multiple Deliverables

In May 2003, the Emerging Issues Task Force of the FASB reached a consensus on Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), providing further guidance on how to account for multiple element revenue contracts. EITF 00-21 is effective for all revenue arrangements entered into on or after January 1, 2004. The adoption of the EITF 00-21 during the year ended February 28, 2005 did not have a significant effect on Concordia’s consolidated financial position or results of operations reported in accordance with U.S. GAAP.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (“SFAS 153”). Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions” provided an exception to the basic fair-value measurement principle for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. SFAS 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception to fair-value measurement for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. SFAS 153 is effective prospectively for Concordia in accounting for nonmonetary asset exchanges which occur on or after March 1, 2006 for U.S. GAAP purposes.

Accounting Changes and Error Corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB No. 20, “Accounting Changes” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made by Concordia on or after March 1, 2006 for U.S. GAAP purposes, except that SFAS 154 does not change the transition provisions of any existing accounting pronouncement, including those that are in a transition phase as of March 1, 2006.